
CHURCHILL DOWNS
INCORPORATED
NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
twinspires.com
twinspires.com
twinspires.com
2026 PROXY STATEMENT
2025 ANNUAL REPORT ON FORM 10-K

DEAR FELLOW SHAREHOLDERS,

In 2025, we delivered exceptional record financial performance from our diversified portfolio of businesses, generating record net revenue of $2.9 billion, net income of $383.0 million, and record Adjusted EBITDA of $1.2 billion.

Key Highlights

- Celebrated the 151st running of the Kentucky Derby:
  - Achieved all-time wagering records and record peak viewership on NBC.
  - Completed the new Starting Gate Pavilion and Courtyard.
  - Renewed the NBC broadcast contract with significantly enhanced economics.
- Continued the expansion of our HRM businesses:
  - Opened Owensboro Racing & Gaming in Owensboro, Kentucky, in February 2025.
  - Expanded Rosie's Richmond in Richmond, Virginia, in August 2025.
  - Opened Roseshire Gaming Parlor in Henrico County, Virginia, in September 2025.
- Returned $456.3 million to shareholders through share repurchases and dividends.
- Announced our 15th consecutive year of increased dividends per share.

We enter 2026 with strong momentum and a compelling slate of projects designed to enhance the Kentucky Derby experience, expand our HRM footprint, and generate long-term shareholder value.

Growth Initiatives:

- We continue to invest in and elevate the Derby as a week long event:
  - The 152nd Kentucky Oaks will premier in primetime on NBC Friday evening, May 1, 2026, further strengthening Derby Week's national reach.
  - Renovations of the Finish Line Suites and The Mansion – two of our most exclusive hospitality areas – will debut for Derby Week in 2026.
  - Victory Run, a new reserved seating structure featuring suites, covered seating, and elevated hospitality offerings, is scheduled to debut for the 2028 Kentucky Derby.
- We remain committed to expanding our historical horse racing machine entertainment venues and supporting the broader horse racing ecosystem:
  - Opened Marshall Yards Racing & Gaming in Calvert City, Kentucky in February 2026.
  - Continued development of Rockingham Grand Casino in Salem, New Hampshire.

Over the past several years, our team has demonstrated the ability to successfully execute high-return growth projects while maintaining a strong balance sheet and disciplined capital allocation. We remain focused on sustainable growth and delivering consistent long-term total shareholder return. On behalf of our Board of Directors and our entire team, we thank you for your continued investment in Churchill Downs Incorporated.



R. Alex Rankin
Chairman of the Board



William C. Carstanjen
Chief Executive Officer

FINANCIAL HIGHLIGHTS

$ in millions, except per share data	Year Ended December 31, 2023	2024	2025
Consolidated Financial Results			
Net Revenue	$ 2,462	$ 2,734	$ 2,926
Operating Income	$ 564	$ 709	$ 684
Net Income attributable to Churchill Downs Incorporated	$ 417	$ 427	$ 383
Diluted EPS from Net Income attributable to Churchill Downs Incorporated	$ 5.49	$ 5.68	$ 5.29
Adjusted EBITDA(1)	$ 1,024	$ 1,159	$ 1,205
Consolidated Balance Sheet			
Total Assets	$ 6,956	$ 7,276	$ 7,485
Total Debt	$ 4,836	$ 4,907	$ 5,130
Total Liabilities	$ 6,062	$ 6,173	$ 6,429
Shareholders' Equity	$ 894	$ 1,084	$ 1,010
Cash Flow and Liquidity			
Cash Flows from Operating Activities From Continuing Operations	$ 605	$ 772	$ 770
Capital Maintenance Expenditures	$ 78	$ 84	$ 70
Net Leverage Ratio(2)	4.6x	4.1x	4.1x
Shareholder Data:			
Dividends Declared per Common Share	$ 0.382	$ 0.409	$ 0.438
Common Stock Share Repurchases	$ 55	$ 189	$ 425
Year-End Closing Stock Prices	$134.93	$133.54	$113.78
Equity Market Capitalization	$10,059	$ 9,809	$ 7,919
Total Capitalization	$14,895	$14,722	$13,049

(1) Please refer to "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 25, 2026 for a discussion of Adjusted EBITDA, a non-GAAP financial measure, and a reconciliation to the most directly comparable GAAP measure. See Appendix A of this Proxy Statement for a reconciliation of Adjusted EBITDA to net income, which is the most directly comparable financial measure calculated in accordance with GAAP.

(2) Net leverage ratio is the ratio of total debt (less cash and cash equivalents) to Adjusted EBITDA.


CHURCHILL DOWNS
INCORPORATED



600 N. Hurstbourne Parkway, Ste. 400
Louisville, Kentucky 40222

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date:
Tuesday, April 21, 2026

Time:
9:00 a.m. Eastern Time

Place:
Via a live audio-only webcast at
www.proxydocs.com/CHDN.

Agenda:

I. To elect the two (2) Class III Directors identified in this Proxy Statement for a term of three (3) years (Proposal No. 1);

II. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026 (Proposal No. 2);

III. To conduct an advisory vote to approve executive compensation (Proposal No. 3); and

IV. To transact such other business as may properly come before the meeting or any adjournment thereof, including matters incident to its conduct.

Record Date:

The close of business on March 2, 2026 has been fixed as the record date for determining the shareholders entitled to notice of, and to vote at, the Annual Meeting. Only shareholders of record at that time will be entitled to notice of and to vote at the Annual Meeting and at any adjournments thereof.

Voting:

To attend and vote during the Annual Meeting, visit www.proxydocs.com/CHDN. All shareholders, including those who expect to attend the Annual Meeting virtually, are urged to vote prior to the Annual Meeting by telephone or Internet or by requesting and promptly signing and returning a proxy card, as more fully described in the Notice of Internet Availability of Proxy Materials.


Vote by Telephone
Vote by Internet
Vote by Mail

March 12, 2026

By Order of the Board of Directors.

BRADLEY K. BLACKWELL
Executive Vice President and
General Counsel,
Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 21, 2026

The Company's Proxy Statement for the 2026 Annual Meeting of Shareholders and the Annual Report to Shareholders for the fiscal year ended December 31, 2025 are available at http://www.churchilldownsincorporated.com/proxy

TABLE OF CONTENTS

The letter to shareholders and the accompanying proxy statement contains various "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "seek," "should," "will," "scheduled," and similar words or similar expressions (or negative versions of such words or expressions), although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors, that could cause actual results to differ materially from expectations are described under the heading "Risk Factors" in our most recent Annual Report on Form 10-K and in other filings we make with the Securities and Exchange Commission. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



600 N. Hurstbourne Parkway, Ste. 400
Louisville, Kentucky 40222

PROXY STATEMENT

Annual Meeting of Shareholders to be held on April 21, 2026

The Board of Directors (the "Board of Directors" or "Board") of Churchill Downs Incorporated ("Company" "or "CHDN") is soliciting proxies to be voted at the 2026 Annual Meeting of Shareholders to be held on **Tuesday, April 21, 2026, at 9:00 a.m. Eastern Time (the "Annual Meeting")**, and at any adjournment or postponement thereof. The Annual Meeting will be held in a virtual meeting format only. You will be able to attend and participate in the Annual Meeting online by visiting www.proxydocs.com/CHDN. Certain officers and directors of the Company and persons acting under their instruction may also solicit proxies on behalf of the Board of Directors by means of telephone calls, personal interviews and mail at no additional expense to the Company. The Notice of Internet Availability of Proxy Materials (the "Notice") was first mailed to shareholders on or about March 12, 2026.

Voting Rights

Only holders of record of the Company's Common Stock, no par value ("Common Stock"), as of the close of business on March 2, 2026 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. On that date, 69,696,376 shares of Common Stock were outstanding and entitled to vote. Each shareholder has one vote per share on all matters coming before the Annual Meeting. The shareholders of the Company do not have cumulative voting rights in the election of directors.

To ensure your votes are counted, please vote over the Internet, by telephone or by mail as instructed in these materials as promptly as possible.

Voting Instructions and Information

When and where is our virtual Annual Meeting?

We will hold our virtual Annual Meeting on Tuesday, April 21, 2026 at 9:00 a.m. Eastern Time online at www.proxydocs.com/CHDN.

How are we distributing our proxy materials?

In accordance with the "notice and access" rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to each shareholder of record (the "full set delivery" option), we are furnishing proxy materials to our shareholders over the Internet (the "notice only" option). A company may use either option, "notice only" or "full set delivery," for all of its shareholders or may use one method for some shareholders and the other method for others. We believe the "notice only" process expedites shareholders' receipt of proxy materials and reduces the costs and environmental impact of our Annual Meeting. The Company will bear the entire cost of the solicitation.

On or about March 12, 2026, we began mailing a Notice to our shareholders containing instructions on how to access this Proxy Statement and our 2025 Annual Report on Form 10-K and vote online, as well as instructions on how to receive paper copies of these documents for shareholders who so select. This Proxy Statement and the 2025 Annual Report on Form 10-K are also available at http://www.churchilldownsincorporated.com/proxy.

Who can vote and ask questions at the Annual Meeting?

You are entitled to vote or direct the voting of your shares of CHDN Common Stock if you were a shareholder of record or if you held CHDN Common Stock in "street name" at the close of business on the Record Date (Monday, March 2, 2026). On that date, 69,696,376 shares of CHDN Common Stock were outstanding. Each share of CHDN Common Stock held by you on the Record Date is entitled to one vote.

To vote during the Annual Meeting, you must be properly logged into the meeting website, as explained below under “What do I need to attend, and vote at, the Annual Meeting?” We will respond to questions submitted that are applicable to our business and otherwise in compliance with the rules of conduct for the meeting.

How many votes must be present to hold the Annual Meeting?

We must have a “quorum” to conduct the Annual Meeting. A majority of the outstanding shares of Common Stock entitled to vote, represented in person by virtual attendance or by proxy, shall constitute a quorum. Once a share is represented for any purpose at the Annual Meeting, it will be deemed present for quorum purposes for the remainder of the Annual Meeting and for any adjournment of the Annual Meeting, unless a new record date must be set for the adjourned meeting.

What do I need to attend, and vote at, the Annual Meeting?

In order to attend the Annual Meeting, you must register in advance at www.proxydocs.com/CHDN prior to the deadline of **April 19, 2026 at 5:00 p.m. (Eastern Time)**. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you access to the Annual Meeting and to submit questions prior to the Annual Meeting. Only CHDN shareholders of record as of the close of business on the Record Date will be permitted to attend the Annual Meeting. If you hold shares in “street name,” you will also need a valid “legal proxy” in order to vote at the Annual Meeting, which you can obtain by contacting your account representative at the broker, bank or similar institution through which you hold your shares. This legal proxy must be submitted with your registration to be able to vote your shares at the Annual Meeting.

If you encounter any technical difficulties accessing the virtual Annual Meeting, please call the technical support number that will be posted on the virtual meeting log-in page.

What proposals will be voted on at the Annual Meeting?

The following proposals from the Company will be considered and voted on at the Annual Meeting:

1. To elect the two (2) Class III Directors identified in this Proxy Statement for a term of three (3) years (Proposal No. 1);
2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for fiscal year 2026 (Proposal No. 2); and
3. To conduct an advisory vote to approve the executive compensation of the Company’s named executive officers as disclosed in this Proxy Statement (Proposal No. 3).

You may also vote on any other business as may properly come before the Annual Meeting or any adjournment thereof, including matters incident to the Annual Meeting’s conduct.

How does the Board of Directors recommend I vote?

CHDN’s Board of Directors unanimously recommends that you vote:

1. “**FOR**” each of the two (2) Class III director nominees identified in this Proxy Statement.
2. “**FOR**” the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for fiscal year 2026.
3. “**FOR**” the proposal to approve, on a non-binding advisory basis, the executive compensation of the Company’s named executive officers as disclosed in this Proxy Statement.


CHURCHILL DOWNS
INCORPORATED

What vote is required to approve each proposal?

Proposal	Vote Required for Approval	Effect of Abstentions, Withhold Votes and Broker Non-Votes
Proposal No. 1 ***Election of Directors***	Directors will be elected by a plurality of the votes cast at the Annual Meeting. The individuals nominated for election to the Board at the Annual Meeting receiving the highest number of "FOR" votes will be elected.	A withhold vote will have no effect on the outcome of the election of directors. Broker discretionary voting is not permitted. Broker non-votes will have no effect on the outcome of this proposal. Votes may not be cumulated.
Proposal No. 2 ***Ratification of PricewaterhouseCoopers LLP***	The affirmative vote of the holders of a majority of the voting power of the Company's capital stock present virtually in person or represented by proxy at the Annual Meeting and entitled to vote on such matter.	An abstention has the same effect as a vote "against" this proposal. Broker discretionary voting is permitted. Because broker discretionary voting is permitted, there will be no broker non-votes on this proposal.
Proposal No. 3 ***Approval, on a non-binding advisory basis, of the executive compensation of the Company's named executive officers***	The affirmative vote of the holders of a majority of the voting power of the Company's capital stock present virtually in person or represented by proxy at the Annual Meeting and entitled to vote on such matter.	An abstention has the same effect as a vote "against" this proposal. Broker discretionary voting is not permitted. Broker non-votes will have no effect on the outcome of this proposal.

How do I vote?

You may cast your vote in one of four ways:

- **By Submitting a Proxy by Internet.** Go to the following website: *www.proxypush.com/CHDN*. You may submit a proxy by Internet 24 hours a day. To be valid, your proxy by Internet must be received by the time of the Annual Meeting. When you access the website, follow the instructions to create an electronic voting instruction form.
- **By Submitting a Proxy by Telephone.** To submit a proxy using the telephone, call 1-866-284-6863 any time on a touch-tone telephone. There is NO CHARGE to you for the call in the United States or Canada. International calling charges apply outside the United States and Canada. You may submit a proxy by telephone 24 hours a day, 7 days a week. Follow the simple prompts and instructions provided by the recorded message. To be valid, your proxy must be received by the time of the Annual Meeting.
- **By Submitting a Proxy by Mail.** If you have requested and received a proxy card by mail, mark your proxy card, sign and date it, and return it in the prepaid envelope that was provided or return it to: Proxy Tabulator for Churchill Downs Incorporated, P.O. Box 8016, Cary, North Carolina 27512-9903. To be valid, your proxy must be received by April 20, 2026.
- **During the Annual Meeting.** To vote during the live webcast of the Annual Meeting, you must first register at www.proxydocs.com/CHDN. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you access to the Annual Meeting and to submit questions prior to the Annual Meeting. Please be sure to follow instructions found on your proxy card and/or voting authorization form and subsequent instructions that will be delivered to you via email. Shareholders will be able to attend the Annual Meeting platform with the webcast beginning at 8:45 a.m. (Eastern Time) on April 21, 2026 pursuant to the unique access instructions they receive following their registration at www.proxydocs.com/CHDN.

How can I revoke my proxy or substitute a new proxy or change my vote?

You can revoke your proxy or substitute a new proxy by use of any of the following means:

For a Proxy Submitted by Internet or Telephone

- Submitting in a timely manner a new proxy through the Internet or by telephone that is received prior to the time of the Annual Meeting;
- Requesting, executing and mailing a later-dated proxy card that is received by April 20, 2026; or

- Voting during the virtual Annual Meeting.

For a Proxy Submitted by Mail

- Executing and mailing another proxy card bearing a later date that is received by April 20, 2026;
- Giving written notice of revocation to CHDN's Secretary at 600 N. Hurstbourne Parkway, Ste. 400, Louisville, Kentucky 40222 that is received by CHDN by April 20, 2026; or
- Voting during the virtual Annual Meeting.

What is a broker non-vote?

Brokers, banks or other nominees holding shares on behalf of a beneficial owner may vote those shares in their discretion on certain "routine" matters even if they do not receive timely voting instructions from the beneficial owner. With respect to "non-routine" matters, the broker, bank or other nominee is not permitted to vote shares for a beneficial owner without timely received voting instructions. The only routine matter to be presented at the Annual Meeting is the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026. The remaining proposals to be presented at the Annual Meeting are considered non-routine.

A broker non-vote occurs when a broker, bank or other nominee does not vote on a non-routine matter because the beneficial owner of such shares has not provided voting instructions with regard to such matter. If a broker, bank or other nominee exercises its discretionary voting authority on the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026, such shares will be considered present at the Annual Meeting for purposes and broker non-votes will occur as to each of the other proposals presented at the Annual Meeting. Broker non-votes will have no impact on the voting results of the election of directors or the other proposals to be presented at the Annual Meeting.

How will my shares be voted if I return a blank proxy card or a blank voting instruction card?

If you are a holder of record of shares of our Common Stock and you sign and return a proxy card without giving specific voting instructions, your shares will be voted:

1. "**FOR**" each of the two (2) Class III director nominees identified in this Proxy Statement.
2. "**FOR**" the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026.
3. "**FOR**" the proposal to approve, on a non-binding advisory basis, the executive compensation of the Company's named executive officers as disclosed in this Proxy Statement.

If you hold your shares in street name via a broker, bank or other nominee and return a signed but blank voting instruction card (and do not otherwise provide the broker, bank or other nominee with voting instructions), your shares:

- will be counted as present for purposes of establishing a quorum;
- will be voted in accordance with the broker's, bank's or other nominee's discretion on "routine" matters, which includes only the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026; and
- will not be counted in connection with the election of directors, the proposal to approve, on a non-binding advisory basis, the executive compensation of the Company's named executive officers as disclosed in this Proxy Statement, or any other non-routine matters that are properly presented at the Annual Meeting. For each of these proposals, your shares will be treated as "broker non-votes."

Our Board knows of no matter to be presented at the Annual Meeting other than the proposals described above. If any other matters properly come before the Annual Meeting upon which a vote properly may be taken, shares represented by all proxies received by us on the proxy card will be voted with respect thereto as permitted and in accordance with the judgment of the proxy holders.


CHURCHILL DOWNS
INCORPORATED

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the Record Date (except as otherwise indicated below) regarding the beneficial ownership of the Common Stock by the only persons known by the Company to beneficially own more than five percent (5%) of the Common Stock, each director and director nominee of the Company, each named executive officer (as defined in "Executive Compensation—2025 Summary Compensation Table" herein), and the Company's directors and executive officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all of the shares of Common Stock shown as beneficially owned by them. The percentage of beneficial ownership is calculated based on 69,696,376 shares of Common Stock outstanding as of the Record Date. We are not aware of any pledge of our Common Stock or any other arrangements the operation of which may at a subsequent date result in a change in control of our Company.

Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent of Class
The Vanguard Group, Inc. and affiliates 100 Vanguard Blvd. Malvern, PA 19355	6,723,558[(1)]	9.65
BlackRock, Inc. and affiliates 50 Hudson Yards New York, NY 10001	6,675,848[(2)]	9.58
Directors		
Andréa Carter	5,701[(3)]	*
Douglas C. Grissom	39,983[(4)]	*
Daniel P. Harrington	1,269,182[(5)]	1.82
Karole F. Lloyd	38,060[(6)]	*
R. Alex Rankin	99,211[(7)]	0.14
Paul C. Varga	33,300[(8)]	*
Named Executive Officers		
William C. Carstanjen	1,685,609[(9)]	2.42
William E. Mudd	732,067[(10)]	1.05
Marcia A. Dall	153,843[(11)]	0.22
Bradley K. Blackwell	30,934[(12)]	*
10 Directors and Executive Officers as a Group	4,087,890	5.87

* Less than 0.1%.

(1) Based on a Schedule 13G/A filed with the SEC on February 13, 2024, reporting the beneficial ownership of The Vanguard Group and its subsidiaries specified therein ("Vanguard") as of December 29, 2023. As reported in such filing, Vanguard has sole voting power over no shares, sole dispositive power over 6,629,885 shares, shared voting power over 29,927 shares and shared dispositive power over 93,673 shares.

(2) Based on a Schedule 13G/A filed with the SEC on April 24, 2025, reporting the beneficial ownership of BlackRock, Inc. and its subsidiaries specified therein ("BlackRock") as of March 31, 2025. As reported in such filing, BlackRock has sole voting power over 6,486,849 shares, sole dispositive power over 6,675,848 shares and no shared voting or dispositive power over any shares.

(3) Includes 870 deferred stock units, which Ms. Carter has elected to defer pursuant to the Company's deferred compensation plan. Also includes 3,572 restricted stock units awarded by the Company for her board service, over which Ms. Carter has neither voting nor dispositive power until immediately following her resignation or retirement from the Board.

(4) Includes 12,223 deferred stock units, which Mr. Grissom has elected to defer pursuant to the Company's deferred compensation plan. Also includes 18,069 restricted stock units awarded by the Company for his board service, over which Mr. Grissom has neither voting nor dispositive power until immediately following his resignation or retirement from the Board.



(5) Mr. Harrington shares voting and investment power with respect to 1,145,352 shares held by TVI Corp. He specifically disclaims beneficial ownership of these shares. Amount in chart includes 72,069 deferred stock units, which Mr. Harrington has elected to defer pursuant to the Company's deferred compensation plan. Also includes 51,761 restricted stock units awarded by the Company for his board service, over which Mr. Harrington has neither voting nor dispositive power until immediately following his resignation or retirement from the Board. Amount in chart does not include 195,204 shares held by the Veale Foundation. Mr. Harrington is a member of the Board of Trustees of the Veale Foundation, but Mr. Harrington disclaims beneficial ownership of those shares.

(6) Includes 2,339 restricted stock awards that will vest within 60 days of March 2, 2026 and 13,233 restricted stock unit awards, over which Ms. Lloyd has neither voting nor dispositive power until immediately following her resignation or retirement from the Board.

(7) Includes 51,761 restricted stock units awarded by the Company for his board service, over which Mr. Rankin has neither voting nor dispositive power until immediately following his resignation or retirement from the Board.

(8) Includes 10,241 restricted stock units awarded by the Company for his board service, over which Mr. Varga has neither voting nor dispositive power until immediately following his resignation or retirement from the Board.

(9) Excludes 70,900 restricted stock units and 7,803 shares deferred under the Company's Deferral Plan. Excludes 105,706 restricted stock units, tied to Mr. Carstanjen's continued service to the Company, over which Mr. Carstanjen has neither voting nor dispositive power until December 31, 2026, at which time 46,787 units shall vest without restriction; December 31, 2027, at which time 37,572 units shall vest without restriction; and December 31, 2028, at which time 21,347 units shall vest without restriction. Excludes 76,317 performance stock units awarded under the Company's executive long term incentive compensation plan over which Mr. Carstanjen has neither voting nor dispositive power until December 31, 2026, at which time the performance period ends with regard to 27,643 performance stock units; and December 31, 2027, at which time the performance period ends with regard to 48,674 performance stock units. Further excludes all performance stock units to be awarded to Mr. Carstanjen under the Company's executive long-term incentive compensation plan for the performance period of January 1, 2026 through December 31, 2028.

(10) Excludes 36,232 restricted stock units, tied to Mr. Mudd's continued service to the Company, over which Mr. Mudd has neither voting nor dispositive power until December 31, 2026, at which time 16,591 units shall vest without restriction; December 31, 2027, at which time 12,525 units shall vest without restriction; and December 31, 2028, at which time 7,116 units shall vest without restriction. Excludes 28,421 performance stock units awarded under the Company's executive long term incentive compensation plan over which Mr. Mudd has neither voting nor dispositive power until December 31, 2026, at which time the performance period ends with regard to 12,196 performance stock units; and December 31, 2027, at which time the performance period ends with regard to 16,225 performance stock units. Further excludes all performance stock units to be awarded to Mr. Mudd under the Company's executive long-term incentive compensation plan for the performance period of January 1, 2026 through December 31, 2028.

(11) Excludes 10,860 restricted stock units deferred under the Company's Deferral Plan. Excludes 21,478 restricted stock units, tied to Ms. Dall's continued service to the Company, over which Ms. Dall has neither voting nor dispositive power until December 31, 2026, at which time 10,184 units shall vest without restriction; December 31, 2027, at which time 7,202 units shall vest without restriction; and December 31, 2028, at which time 4,092 units shall vest without restriction. Excludes 18,274 performance stock units awarded under the Company's executive long term incentive compensation plan over which Ms. Dall has neither voting nor dispositive power until December 31, 2026, at which time the performance period ends with regard to 8,944 performance stock units; and December 31, 2027, at which time the performance period ends with regard to 9,330 performance stock units. Further excludes all performance stock units to be awarded to Ms. Dall under the Company's executive long-term incentive compensation plan for the performance period of January 1, 2026 through December 31, 2028.

(12) Excludes 15,164 restricted stock units, tied to Mr. Blackwell's continued service to the Company, over which Mr. Blackwell has neither voting nor dispositive power until December 31, 2026, at which time 6,815 units shall vest without restriction; December 31, 2027, at which time 5,324 units shall vest without restriction; and December 31, 2028, at which time 3,025 units shall vest without restriction. Excludes 11,368 performance stock units awarded under the Company's executive long term incentive compensation plan over which Mr. Blackwell has neither voting nor dispositive power until December 31, 2026, at which time the performance period ends with regard to 4,472 performance stock units; and December 31, 2027, at which time the performance period ends with regard to 6,896 performance stock units. Further excludes all performance stock units to be awarded to Mr. Blackwell under the Company's executive long-term incentive compensation plan for the performance period of January 1, 2026 through December 31, 2028.


CHURCHILL DOWNS
INCORPORATED

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The Company's executive officers, as listed below, are elected annually to their executive offices and serve at the pleasure of the Board of Directors.

Name and Age	Position(s) With Company and Term of Office
William C. Carstanjen[(1)] Age: 58	Chief Executive Officer since August 2014; President and Chief Operating Officer from March 2011 to August 2014; Chief Operating Officer from January 2009 to March 2011; Executive Vice President and Chief Development Officer from June 2005 to January 2009; General Counsel from June 2005 to December 2006
William E. Mudd[(2)] Age: 54	President and Chief Operating Officer since October 2015; President and Chief Financial Officer from August 2014 to October 2015; Executive Vice President and Chief Financial Officer from October 2007 to August 2014
Marcia A. Dall[(3)] Age: 62	Executive Vice President and Chief Financial Officer since October 2015
Bradley K. Blackwell[(4)] Age: 54	Executive Vice President and General Counsel since February 2023; Senior Vice President and General Counsel from March 2017 to February 2023; Vice President, Operations from February 2015 to March 2017; Vice President, Legal from April 2011 to February 2015; Vice President, Legal and Regulatory Affairs for TwinSpires from January 2007 to April 2011; Corporate Counsel from April 2005 to January 2007

(1) Prior to joining the Company, Mr. Carstanjen was employed at General Electric Company ("GE"). From 2004 through June 2005, he served as the Managing Director and General Counsel of GE Commercial Finance, Energy Financial Services. From 2002 to 2004, he served as General Counsel of GE Specialty Materials and, from 2000 to 2002, he served as Transactions and Finance Counsel of GE Worldwide Headquarters. Mr. Carstanjen began his career as an attorney with Cravath, Swaine & Moore LLP in New York City, specializing in mergers and acquisitions and other corporate transactions.

(2) Prior to joining the Company, Mr. Mudd was employed at GE. From 2006 through October 2007, he served as Chief Financial Officer, Global Commercial & Americas P&L of GE Infrastructure, Water & Process Technologies. From 2004 to 2006, he served as Chief Financial Officer, Supply Chain, Information Technology and Technology Finance, GE Consumer & Industrial Europe, Middle East, & Africa, Budapest and Hungary and, from 2002 to 2004, he served as Manager, Global Financial Planning & Analysis and Business Development at GE FANUC in Charlottesville, Virginia.

(3) Prior to joining the Company, Ms. Dall was employed at Erie Indemnity Company, a company providing sales, underwriting and administrative services to Erie Insurance Exchange, where from March 2009 through October 2015, she served as Executive Vice President and Chief Financial Officer. From January 2008 until March 2009, she served as Chief Financial Officer of the Healthcare division at CIGNA Corporation. Prior to CIGNA, Ms. Dall was a corporate officer and the Chief Financial Officer for the International and U.S. Mortgage Insurance segments of Genworth Financial, a former subsidiary of GE. Ms. Dall began her career in 1985 in the Financial Management Program at GE and held various leadership roles both in finance and operations over her twenty-plus year tenure with GE. Ms. Dall is a Certified Public Accountant.

(4) Prior to joining the Company, Mr. Blackwell served as Assistant General Counsel and Secretary at Michaels Stores, Inc. ("Michaels"), a NYSE publicly traded specialty retailer with over 1,000 stores across 49 states, Canada, and Puerto Rico. Prior to Michaels, Mr. Blackwell served as an attorney with Jones Day in Dallas, Texas, focusing on mergers and acquisitions and corporate counseling.

ELECTION OF DIRECTORS (Proposal No. 1)

At the Annual Meeting, shareholders will vote to elect the two (2) persons identified below to serve in Class III of the Board of Directors and to hold office for a term of three (3) years expiring at the 2029 annual meeting of shareholders and thereafter until their respective successors shall be duly elected and qualified or until the earlier of their resignation, death or removal.

The Amended and Restated Bylaws of the Company provide that the Board of Directors shall be composed of not fewer than three (3) nor more than fifteen (15) members, the exact number to be established by the Board of Directors, and further provide for the division of the Board of Directors into three (3) approximately equal classes, of which one (1) class is elected annually to a three (3) year term. Currently, the Board of Directors is comprised of seven (7) directors, with three (3) directors in Class I, two (2) directors in Class II, and two (2) directors in Class III.

The Nominating and Governance Committee has recommended, and the Board has approved, the nomination of the two (2) persons named in the following table for election as directors in Class III. The nominees currently serve as directors in Class III and have agreed to serve if re-elected.

Directors are elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. With each shareholder having one vote per share to cast for each director position, the nominees receiving the greatest number of "FOR" votes will be elected. The biographical information for our directors and director nominees below includes information regarding certain of the experiences, qualifications, attributes and skills that led to the determination that such individuals are qualified to serve on the Board of Directors.



The Board of Directors recommends a vote "FOR" the election of each director in Class III named below.

Election of Directors

The following table sets forth information relating to the Class III director nominees of the Company who are proposed to the shareholders for election to serve as directors for a term of three (3) years, expiring at the 2029 annual meeting of shareholders, and thereafter until their respective successors shall be duly elected and qualified or until the earlier of their resignation, death or removal.

Class III—Nominated for Terms Expiring in 2029[1][2]

Douglas C. Grissom



Age: 58
Director since 2017

Background, Skills and Experience

Mr. Grissom is a Senior Advisor on Madison Dearborn Partners' ("MDP") Technology & Government Solutions team. Prior to February 2024, Mr. Grissom served as a Managing Director on MDP's Business & Government Software and Services team. Prior to joining MDP, he was with Bain Capital, McKinsey & Company, and Goldman Sachs. Through MDP, Doug has previously served on the Board of Directors at @stake, Aderant, Asurion, BlueCat Networks, Cbeyond, CoVant Technologies, Fieldglass, Fleet Complete, Great Lakes Dredge & Dock, Intelsat, LGS Innovations, Lightspeed Systems, LinQuest Corporation, and Neoworld. Outside MDP, he is a Board Member at Amherst College, Endeavor Southeast, Harvard Business School Fund Council, Harvard Business School Midwest Advisory Board, James Graham Brown Foundation, Kentucky Squash Racquets Association, Louisville Brands, Louisville Squash Plus, Princeton Theological Seminary, and the West End School.

Key Qualifications and Experience

Mr. Grissom has extensive financial and board experience within a variety of industries. Mr. Grissom also has extensive private equity, mergers and acquisitions, and finance experience through his years of experience as an investment banker, consultant, and investor.

Daniel P. Harrington



Age: 70
Director since 1998

Background, Skills and Experience

Mr. Harrington serves as the President and Chief Executive Officer of HTV Industries, Inc., a private holding company with diversified business interests that include manufacturing, distribution, technology, and banking. Mr. Harrington also serves as a Trustee of The Veale Foundation. Previously, Mr. Harrington has served as a Director of First Guaranty Bank, First State Financial Corporation, and Portec Rail Products, Inc. (serving on its Audit and Compensation Committees).

Key Qualifications and Experience

Mr. Harrington has extensive financial, accounting, and chief executive experience within a variety of industries. He also has board, compensation, and audit experience, including serving for years as the Audit Chair for the Company and qualifies as an Audit Committee Financial Expert.

(1) Except as noted with respect to Mr. Grissom, there has been no change in principal occupation or employment of any Class III director during the past 5 years.

(2) Summaries above include directorships at any time within the last 5 years in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the requirements of Section 15(d) of the Exchange Act or companies registered under the Investment Company Act of 1940 and, in the case of certain nominees, other present or former directorships or positions considered significant by them.

The Board of Directors has no reason to believe that any of the nominees will be unavailable to serve as a director. If any nominee should become unavailable before the Annual Meeting, the persons named in the proxy, or their substitutes, reserve the right to vote for substitute nominees selected by the Board of Directors.


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Continuing Directors

The following tables set forth information relating to the Class I and Class II directors of the Company who will continue to serve as directors until the expiration of their respective terms of office and until their respective successors are duly elected and qualified.

Class I—Terms Expiring in 2027[(1)(2)]

William C. Carstanjen



Age: 58
Director since 2015

Background, Skills and Experience

Mr. Carstanjen was named the Company's twelfth Chief Executive Officer in August 2014 and appointed to the Board of Directors in July 2015. Mr. Carstanjen served as the Company's President and Chief Operating Officer (2011-2014), the Company's Chief Operating Officer (2009-2011) and as Executive Vice President, General Counsel and Chief Development Officer for the Company (2005-2009). Mr. Carstanjen joined the Company in July 2005 after serving as an executive with General Electric Company. Mr. Carstanjen began his career as an attorney with Cravath, Swaine & Moore LLP in New York City, specializing in mergers and acquisitions, corporate finance, and corporate governance. Mr. Carstanjen brings a wealth of experience and knowledge to his leadership role at the Company. Throughout his tenure, Mr. Carstanjen has led the Company's diversification strategy into its online business lines, historical horse racing operations and regional casino gaming, as well as led the growth of the Kentucky Oaks and Kentucky Derby events. Mr. Carstanjen is a Director of Glenview Trust Company and the American Gaming Association.

Key Qualifications and Experience

Mr. Carstanjen has many years of leadership, strategy, mergers and acquisition, corporate finance, corporate governance and legal experience. He brings a wealth of experience and knowledge through his leadership roles at the Company.

Karole F. Lloyd



Age: 67
Director since 2018

Background, Skills and Experience

Mrs. Lloyd was elected to the Board of Directors in 2018 and serves as Chair of the Audit Committee and a member of the Nomination and Governance Committee. Mrs. Lloyd has served on the Board of Directors of Aflac Inc. since January 2017 and is chair of the Audit and Risk Committee and a member of the Executive Committee, Finance and Investment Committee, and Corporate Development Committee of the Aflac Inc. Board of Directors. Mrs. Lloyd is the retired Vice Chair and Southeast Regional Managing Partner for Ernst & Young LLP ("EY"). From 2009 through 2016, she served as a member of the US Executive Board, Americas Operating Executive, and the Global Practice Group for EY. In her 37-year career at EY, Mrs. Lloyd served many of EY's clients through mergers, IPOs, acquisitions, divestitures, and across numerous industries including banking, insurance, consumer products, healthcare, transportation, real estate, manufacturing, and retail. Mrs. Lloyd has been active in the Atlanta community, working with the Metro Atlanta Chamber of Commerce and The Rotary Club of Atlanta. She was previously the Chair of the Atlanta Symphony Orchestra Board of Directors. Mrs. Lloyd is active in supporting many colleges and universities throughout the southeast, including serving on the President's Advisory Council and the Board of Visitors at the University of Alabama. Mrs. Lloyd received her NACD cyber-risk oversight certification in 2022.

Key Qualifications and Experience

Ms. Lloyd has extensive accounting and advisory experience that includes financial reporting, regulatory compliance, internal audit, and risk management to go along with her leadership skills. She also brings experience from serving as a public company board member and qualifies as an Audit Committee Financial Expert.

Paul C. Varga



Age: 62
Director since 2020

Background, Skills and Experience

Mr. Varga was appointed to the Board of Directors on February 25, 2020. Mr. Varga served as the Chairman and Chief Executive Officer of Brown-Forman Corporation, a public global spirits and wine company, from August 2007 until his retirement in December 2018. He served as President and Chief Executive Officer of Brown-Forman Beverages, a division of Brown-Forman Corporation, from 2003 to 2007, and as Global Chief Marketing Officer for Brown-Forman Spirits from 2000 to 2003. Mr. Varga currently serves on the Board of Directors of Macy's, Inc. as Lead Independent Director and as a member of both the Compensation and Management Development Committee and Finance Committee. He previously served on the Board of Directors of Brown-Forman Corporation from 2003 until July 2019.

Key Qualifications and Experience

In addition to Mr. Varga's many years of leadership experience in the role of chief executive officer and as a public company board member, he also has considerable expertise and experience in corporate finance, strategy, building brand awareness, product development, marketing, distribution, and sales.

(1) There has been no change in principal occupation or employment of any Class I director during the past 5 years.

(2) Summaries above include directorships at any time within the last 5 years in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the requirements of Section 15(d) of the Exchange Act or companies registered under the Investment Company Act of 1940 and, in the case of certain nominees, other present or former directorships or positions considered significant by them.

Class II—Terms Expiring in 2028[1][2]

R. Alex Rankin



Age: 70
Director since 2008

Background, Skills and Experience

Mr. Rankin is the Chairman of the Board of Sterling G. Thompson Company, LLC, a private insurance agency and broker, and the President of Upson Downs Farm, Inc., a thoroughbred breeding and racing operation. He is also Vice Chairman and Director of Glenview Trust Company, a private Trust and Investment Management Company, and a member and former Steward of The Jockey Club. Mr. Rankin is a former Trustee and Chairman of the James Graham Brown Foundation, a private, non-profit foundation that fosters the well-being, quality of life, and image of Louisville and Kentucky by actively supporting and funding projects in the fields of civic affairs, economic development, education, and health and general welfare, which since 1954 has awarded over 3,200 grants totaling over $620 million.

Key Qualifications and Experience

Mr. Rankin has expertise in finance and risk management. He also has years of experience in, and a deep understanding of, the thoroughbred horseracing industry.

Andréa Carter



Age: 56
Director since 2022

Background, Skills and Experience

Ms. Carter was appointed to the Board of Directors on December 15, 2022. She has amassed over 25 years of professional experience in the field of human resources across multiple industries and major organizations and is currently serving as Executive Vice President and Chief Human Resources Officer for Allstate Corporation based in Chicago. Prior to joining Allstate in May 2025, Ms. Carter served as Senior Executive Vice President and Chief Human Resources Officer for Global Payments, Inc. in Atlanta. Ms. Carter was Chief Human Resources Officer for Habitat for Humanity and has held various executive Human Resources roles at Ralph Lauren, Newell Rubbermaid, and The Home Depot. She holds a bachelor's degree in interdisciplinary studies from Tennessee State University and is a graduate of the Executive Leadership Council Class of 2022.
Ms. Carter has been recognized with a number of distinctions and awards in recent years, which include: Atlanta Business Chronicle, "Women who Mean Business," Atlanta Magazine, "Women Making a Mark," Savoy Magazine, "Power 300 Most Influential Black Executives," Women's Inc., "Most Influential Women Execs in Corporate America," and is a 2021 recipient of the UNCF MASKED award (Mankind Assisting Students Kindle Educational Dreams).

Key Qualifications and Experience

Ms. Carter has extensive leadership and human resources experience across multiple public companies.

(1) Except as noted with respect to Ms. Carter, there has been no change in principal occupation or employment of any Class II director during the past 5 years.

(2) Summaries above include directorships at any time within the last 5 years in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the requirements of Section 15(d) of the Exchange Act or companies registered under the Investment Company Act of 1940 and, in the case of certain nominees, other present or former directorships or positions considered significant by them.


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DIRECTOR SKILLS AND EXPERIENCE MATRIX

Experience and Attributes	Carstanjen	Carter	Grissom	Harrington	Lloyd	Rankin	Varga
Executive Leadership	●	●	●	●	●	●	●
Finance / Capital Markets	●		●	●	●	●	●
Mergers & Acquisitions / Business Development / Strategy	●		●	●	●	●	●
Human Capital / Talent Development / Compensation	●	●	●	●	●	●	●
Risk Management / Regulatory	●	●		●	●	●	●
Industry / Horseracing	●			●		●	●
Corporate Governance and Diversity	●	●	●	●	●	●	●

The table below provides certain diversity information regarding our Board members.

Background	Carstanjen	Carter	Grissom	Harrington	Lloyd	Rankin	Varga
Age	58	56	58	70	67	70	62
Gender Identity							
Male	●		●	●		●	●
Female		●			●		
Race/Ethnicity							
Black / African American		●					
White	●		●	●	●	●	●

Retirement Age Policy

The Company has a mandatory retirement age policy in the Corporate Governance Guidelines with regard to directors, which provides that a person is not qualified to serve as a director unless he or she is less than seventy-five (75) years of age on the date of election. No director nominees in Class III will have met the mandatory retirement age as of the date of the Annual Meeting.

Director Compensation for Fiscal Year Ended December 31, 2025

During 2025, each non-employee director of the Board of Directors received the compensation set forth below (all fees shown are annual fees). After considering market data and the input of the Compensation Committee's independent compensation consultant, the Company increased the Retainer Fee from $75,000 to $105,000 and the Stock Award from $155,000 to $205,000 and eliminated the Meeting Fee that was provided to reimburse travel expenses for directors not residing in Louisville, Kentucky.

	Retainer Fee ($)(1)	Stock Awards ($)(2)	Chairman Fee ($)	Non-Chairman Fee ($)
Board of Directors	105,000	205,000	155,000(3)	
Compensation Committee			25,000	12,500
Nominating and Governance Committee			20,000	10,000
Audit Committee			35,000	15,000

(1) Retainer fee is paid in arrears, in equal quarterly installments.

(2) Each non-employee director received a grant of restricted stock units ("RSUs"), with an aggregate grant date fair value of $205,000. Each non-employee director may elect to receive all or a portion of such grant as restricted stock ("RSAs"), which are legally issued common stock at the time of grant, with certain restrictions placed on them.

(3) Represents an additional fee for serving as non-employee Chairman of the Board of Directors.

In accordance with the fees described above, in 2025, we provided the following compensation to our non-employee directors. Occasionally, a spouse or other guest may accompany a non-employee director on corporate aircraft when the aircraft is already scheduled for business purposes and can accommodate additional passengers. In those cases, there is no aggregate incremental cost to the Company and, as a result, no amount is reflected in the compensation table below. Mr. Carstanjen, our Chief Executive Officer ("CEO"), is not separately compensated for his service on our Board. Please see the 2025 Summary Compensation Table on page 42 for a summary of the compensation paid to our CEO with respect to 2025.

Name	Fees earned or paid in cash ($)	Stock Awards ($)(3)	Total ($)
Ulysses L. Bridgeman, Jr.(1)	28,750	0	28,750
Andréa Carter	127,500(2)	205,000	332,500
Douglas C. Grissom	137,500(2)	205,000	342,500
Daniel P. Harrington	145,000(2)	205,000	350,000
Karole F. Lloyd	150,000	205,000	355,000
R. Alex Rankin	260,000	205,000	465,000
Paul C. Varga	132,500	205,000	337,500

(1) Mr. Bridgeman served on the Board until his death on March 11, 2025.

(2) The Churchill Downs Incorporated 2005 Deferred Compensation Plan allows directors to defer receipt of all or part of their retainer and meeting fees in a deferred share account until after their service on the Board has ended. This account allows the director, in effect, to invest all or part of his or her deferred cash compensation in Company Common Stock. Funds in this account are credited as hypothetical shares of Common Stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are reinvested


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in additional shares based on the market price of the stock on the date dividends are paid. All shares in the deferred share accounts are hypothetical and are not issued or transferred until the director ends his or her service on the Board. Upon the end of Board service, the shares are issued or transferred to the director. Payout options under the plan are limited to either a single lump sum payment or equal annual installments over a term not to exceed ten years. In 2025, Mr. Grissom deferred all of his 2025 directors' fees into a deferred share account under the plan, while Mr. Bridgeman deferred 50% of his 2025 directors' fees into a deferred share account under the plan. As of December 31, 2025, Ms. Carter had 866 deferred shares, Mr. Grissom had 12,176 deferred shares, and Mr. Harrington had 71,790 deferred shares.

(3) On April 24, 2025, each then-serving non-employee director received a grant of RSUs or RSAs, valued in the amount of $205,000, calculated based upon the closing price of a share of Common Stock on the date of grant. The RSUs or RSAs vest one year from the date of grant, subject to the director's continued service through the vesting date. If RSUs are awarded, at the time a director ceases being a director of the Company, the Company will issue one share of Common Stock for each vested RSU held by such director. As of December 31, 2025, Mr. Bridgeman had 0 RSUs and 0 RSAs, Ms. Carter had 3,558 RSUs, Mr. Grissom had 18,000 RSUs, Mr. Harrington had 51,562 RSUs, Ms. Lloyd had 13,182 RSUs and 2,330 RSAs, Mr. Rankin had 51,562 RSUs, and Mr. Varga had 10,201 RSUs.

Director Stock Ownership Guidelines

As memorialized in the Corporate Governance Guidelines, the Board expects all directors to display confidence in the Company by ownership and retention of a meaningful amount of Common Stock. Pursuant to the Company's insider trading policy, all directors are subject to the Company's anti-hedging policy, which prohibits hedging and monetization transactions with respect to Common Stock. In addition, each director is expected to own shares with a fair market value equal to five times the director's annual retainer. Each director appointed or elected to the Board has five years from the date of appointment or election to the Board to meet this requirement. Each director's continuing compliance with the ownership guidelines will be measured in the year he or she stands for re-election and will be considered as one of the criteria for nomination by the Nominating and Governance Committee.

The chart below shows each current director's compliance with the ownership guidelines calculated as of December 31, 2025, other than with respect to Mr. Carstanjen, who is subject to maintaining holdings of Common Stock equal to at least six times his annual base salary, pursuant to the Key Executive Stock Ownership and Retention Guidelines, as further described in the "Executive Stock Ownership Guidelines" section below. In addition, deferred shares acquired by directors under the Churchill Downs Incorporated 2005 Deferred Compensation Plan and RSUs and RSAs granted as director compensation are included for purposes of measuring compliance with the Company's share ownership guidelines.

Director	Ownership Guidelines	Met Guidelines
Andréa Carter	5x	Transition Period[(1)]
Douglas C. Grissom	5x	✓
Daniel P. Harrington	5x	✓
Karole F. Lloyd	5x	✓
R. Alex Rankin	5x	✓
Paul C. Varga	5x	✓

✓ = Met guidelines.

(1) Ms. Carter became a director in December 2022 and will not be required to satisfy the Director Stock Ownership Guidelines until December 2027.



CORPORATE GOVERNANCE

The Board of Directors is responsible for providing effective governance over the Company's affairs. The Company's corporate governance practices are designed to align the interests of the Board and management with those of our shareholders and to promote honesty and integrity throughout the Company.

We annually review our corporate governance policies and practices and compare them to those suggested by various authorities in corporate governance and the practices of other public companies, as well as any updated SEC and Nasdaq rules.

Copies of the current charter, as approved by our Board, for each of our Audit, Compensation and Nominating and Governance Committees, as well as copies of our Corporate Governance Guidelines and Code of Conduct (along with any amendments or waivers related to the Code of Conduct), are available on our corporate website, http://www.churchilldownsincorporated.com, under the "Governance" subheading under the "Investors" tab. Please note that information available through our website is not incorporated by reference into this Proxy Statement.

The Company has adopted an insider trading policy governing the purchase and sale and other disposition of Company securities by our directors, officers and employees. The Company believes this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards. It is also our policy that the Company will not trade in company securities in violation of applicable securities laws or stock exchange listing standards. Our insider trading policy was filed as Exhibit 19 to our Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Shareholder Communications

Shareholders and other interested parties may send communications to the Company's Board of Directors addressed to the Board of Directors or to any individual director c/o Churchill Downs Incorporated, 600 N. Hurstbourne Parkway, Ste. 400, Louisville, Kentucky 40222. Any correspondence addressed to the Board of Directors in care of the Company is forwarded to the Board of Directors without review by management.

Board Leadership Structure

R. Alex Rankin is the Chairman of the Board of Directors. The Board continues to deem it advisable to maintain certain aspects of its governance structure to assure effective independent oversight. These governance practices include maintaining executive sessions of the independent directors after each Board meeting, annual performance evaluations of the CEO by the independent directors, and separate roles for the CEO and Chairman of the Board of Directors. Our Corporate Governance Guidelines state that the offices of the Chairman of the Board and CEO may be either combined or separated, in the Board's discretion; provided, that if the Board designates one individual to serve as the Chairman of the Board and the CEO, the Board will then designate an independent director to serve as the Lead Independent Director. The Board will review the designation of Lead Independent Director periodically, but in no event less often than every two years. The Board is currently led by an independent Chairman, Mr. Rankin. The Board believes that separating the roles of CEO and Chairman of the Board is the most appropriate structure at this time. Separating the roles of CEO and Chairman of the Board ensures that our CEO is able to more exclusively focus on this role. The Board also believes that an independent Chairman of the Board allows for independent oversight of management, increases management accountability, and encourages an objective evaluation of management's performance relative to compensation.

The Chairman of the Board has the following responsibilities (in conjunction with the Lead Independent Director, if applicable): (i) preside at all Board meetings and meetings of shareholders, (ii) serve as liaison between the Board and Company management; (iii) work with the CEO to formulate the Company's business strategies; and (iv) represent the Company, Board and management to the shareholders and the public. Additionally, the Chairman of the Board serves as an ex officio member of each Board committee on which the Chairman does not already serve as a voting member. The duties of the Lead Independent Director, if applicable, are set forth in the Company's Corporate Governance Guidelines.

Oversight of Company Risk

As part of its responsibility to oversee the management, business and strategy of the Company, the Board of Directors has overall responsibility for risk oversight. While the Board of Directors performs certain risk oversight functions directly, such as its ongoing review, approval and monitoring of the Company's fundamental business and financial strategies and major corporate actions, the majority of the Board of Directors' risk oversight functions are carried out through the operation of


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its committees. Each committee oversees risk management within its assigned areas of responsibility, as described below in the discussion of committee responsibilities. Enterprise risk management falls under the leadership of our executive team with oversight from the Audit Committee. The purpose of this program is to promote risk-intelligent decision making and, in turn, increase the likelihood of achieving our operational objectives. Our Board of Directors is regularly advised of potential organizational risks and supporting mitigating policies, including quarterly reports from management on cybersecurity matters. For further details on cybersecurity oversight, please see Item 1C. Cybersecurity in the Company's Form 10-K for the fiscal year ended December 31, 2025. The Audit Committee is primarily responsible for overseeing the Company's risk assessment and risk management practices, as well as its compliance programs. The Audit Committee is also responsible for monitoring the effectiveness of the Company's information technology security and control, which includes insurance coverage for protection against cyber-attacks. The Compensation Committee's responsibilities include oversight of the risks associated with the Company's compensation policies and practices, as well as its managerial development and succession plans. The Nominating and Governance Committee oversees the risks related to the Company's corporate governance structure and processes, including risks related to environmental and sustainability matters.

Board Evaluations

The Board conducts an annual self-evaluation to assist in determining whether it and its committees are functioning effectively. The Nominating and Governance Committee solicits comments from all directors and reports annually to the Board with an assessment of the Board's performance and how its committees are functioning. This is discussed with the full Board following the end of each fiscal year. The assessment focuses on the Board's contribution to the Company and specifically focuses on areas in which the Board or management believes that the Board could improve.

Board Meetings and Committees

Seven (7) meetings of the Board of Directors were held during the last fiscal year. During the fiscal year, all incumbent directors attended at least 75% of their Board and committee meetings for the period for which they served. The Company encourages its directors to attend the annual meeting of shareholders each year. Each of the directors on the Board attended the Company's annual meeting in 2025.

The Board has determined that all of the directors of the Company who served during any part of the last completed fiscal year are "independent directors," as defined under Nasdaq Rule 5605(a)(2), except William C. Carstanjen, due to his position as CEO of the Company.

As required by the Company's Corporate Governance Guidelines, the Board of Directors currently has four (4) standing committees: the Executive, Audit, Compensation, and Nominating and Governance Committees. The current composition of the committees is illustrated in the table below, along with the number of meetings held in 2025.

Director Name	Board of Directors	Executive Committee	Audit Committee	Compensation Committee	Nominating and Governance Committee
William C. Carstanjen	Member				
Douglas C. Grissom	Member			Member	Chair
Daniel P. Harrington	Member	Member	Member	Chair	
Karole F. Lloyd	Member		Chair		Member
R. Alex Rankin	Chair	Chair	✪	✪	✪
Paul C. Varga	Member		Member	Member	
Andréa Carter	Member			Member	Member
Number of meetings in 2025	7	0	4	4	3


✪ = Ex-officio Member



EXECUTIVE COMMITTEE

The Executive Committee is authorized, subject to certain limitations set forth in the Company's Amended and Restated Bylaws, to exercise the authority of the Board of Directors between Board meetings. The Executive Committee does not meet on a regular basis, but instead meets as and when needed.

AUDIT COMMITTEE

The primary purposes of the Audit Committee are to assist the Board of Directors in fulfilling its responsibility in monitoring management's conduct of the Company's financial reporting process and overseeing the Company's risk assessment and risk management practices. The Audit Committee is generally responsible for monitoring the integrity of the financial reporting process, systems of internal controls and financial statements and other financial reports provided by the Company to any governmental or regulatory body, the public or other users thereof, as well as overseeing the processes by which management assesses the Company's exposure to cybersecurity and other risks and evaluating the guidelines and policies governing the Company's monitoring, control and minimization of such exposures.

The Audit Committee's responsibilities are as follows, among others:

- To monitor the performance of the Company's internal audit function.
- To appoint, remove, compensate, retain and oversee the independent registered public accounting firm engaged by the Company for the purpose of preparing or issuing audit opinions on the Company's financial statements and its internal control over financial reporting.
- To monitor the Company's compliance with legal and regulatory requirements as well as the Company's Code of Conduct and compliance policies.
- To consider the effectiveness of the company's internal control system including information technology security and control.
- To inquire of management, including its internal auditor, and the Company's independent auditors regarding significant risks or exposures, including those related to fraudulent activities, facing the Company; to assess the steps management has taken or proposes to take to minimize such risks to the Company; and to periodically review compliance with such steps.
- In discharging its oversight role, to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and to retain outside counsel, auditors or other experts for this purpose.
- To assist the Board in overseeing the Company's enterprise risk management process, including reviewing risks relating to cybersecurity as well as major legislative and regulatory developments that could materially impact the Company's risk.
- To conduct an annual performance evaluation of the Audit Committee.

The Audit Committee of the Board of Directors operates under a written charter which is reviewed annually and the Company's Board of Directors has determined that all members of the Company's Audit Committee are independent as defined under Nasdaq Rule 5605(a)(2) and Rule 10A-3(b)(1) under the Exchange Act.

The Board of Directors has determined that Daniel P. Harrington and Karole F. Lloyd are "audit committee financial experts" as defined by regulations promulgated by the SEC.

COMPENSATION COMMITTEE

Responsibilities of the Compensation Committee

The Board established the Compensation Committee to assist it in discharging the Board's responsibilities relating to compensation of the CEO, each of the Company's other executive officers, and the Company's non-employee directors. The Compensation Committee has overall responsibility for decisions relating to all compensation plans, policies and perquisites as they affect the CEO and other executive officers and may form and delegate authority to subcommittees when it deems appropriate.

The Compensation Committee's responsibilities are as follows, among others:

- To oversee the development and implementation of the Company's compensation policies and programs for executive officers, including the CEO.
- To establish the annual goals and objectives relevant to the compensation of the CEO and the executive officers and to present such to the Board annually.
- To evaluate the performance of the CEO and other executive officers in light of the agreed-upon goals and objectives and to determine and approve the compensation level of the CEO, including the balance of the components of total compensation, based on such evaluation and to present its report to the Board annually.
- To develop guidelines for the compensation and performance of the Company's executive officers and to determine and approve the compensation of the Company's executive officers, including the balance of the components of total compensation.
- To establish appropriate performance targets, participation and levels of awards with respect to the Company's incentive compensation plans.
- To administer the Company's equity-based compensation plans, including the establishment of criteria for the granting of stock-based awards and the review and approval of such grants in accordance with the criteria.
- To review and approve hiring, retention and termination agreements and/or deferred compensation arrangements with the Company's executive officers.
- To establish and periodically review Company policies relating to senior management perquisites and other non-cash benefits.
- To review periodically the operation of the Company's overall compensation program for key employees and evaluate its effectiveness in promoting shareholder value and Company objectives.
- To review the results of any advisory shareholder votes on executive compensation and consider whether to recommend adjustments to the Company's compensation policies and programs as a result of such results.
- To consider, at least annually, whether risks arising from the Company's compensation policies and practices for all employees, including non-executive officers, are reasonably likely to have a material adverse effect on the Company, including whether the Company's incentive compensation arrangements encourage excessive or inappropriate risk-taking.
- To approve any compensation "clawback" policy required by law or otherwise adopted by the Company.
- To oversee regulatory compliance with respect to matters relating to executive officer compensation.
- To approve plans for managerial development and succession within the Company and to present such plans to the Board annually.
- To periodically review the Company's key human capital management strategies, policies, programs and practices, including those relating to diversity, equity and inclusion, employee engagement and talent recruitment, development and retention.
- To review, assess and recommend to the Board appropriate compensation for non-employee directors.
- To oversee the production of and approve the report on executive compensation to be included in the Company's proxy statement for the annual meeting of shareholders.
- To review and discuss with management the compensation discussion and analysis, and based on such discussion, make a recommendation to the Board as to whether or not the compensation discussion and analysis should be included in the proxy statement.
- To review and reassess the adequacy of its charter annually and recommend any proposed changes to the Board for approval.
- To conduct an annual performance evaluation of the Compensation Committee.

The Compensation Committee of the Board of Directors operates under a written charter which is reviewed annually and is comprised entirely of directors meeting the independence requirements of Nasdaq and Rule 10C-1(b)(1) under the Exchange Act.



Compensation Committee Interlocks and Insider Participation

None of the directors who served on the Compensation Committee at any time during the last fiscal year were officers or employees of the Company or were former officers of the Company. None of the members who served on the Compensation Committee at any time during fiscal 2025 had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. Finally, no executive officer of the Company serves, or in the past fiscal year has served, as a director or member of the compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on the Board of Directors or the Compensation Committee.

Compensation Risk Assessment

The Compensation Committee performed an assessment of whether risks arising from the Company's compensation policies and practices for all employees during 2025, including non-executive officers, are reasonably likely to have a material adverse effect on the Company. Each policy and plan was evaluated based on certain elements of risk, including, but not limited to, (i) the mix of fixed and variable pay, (ii) types of performance metrics, (iii) performance goals and payout curves, (iv) payment timing and adjustments, (v) equity incentives, and (vi) stock ownership requirements and trading policies. Based on this evaluation, an assessment of each plan was performed, along with an overall assessment of compensation risk to the Company. After evaluation and discussion, the Committee determined that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Nominating and Governance Committee

The Company's Nominating and Governance Committee is responsible for identifying, evaluating, and recommending individuals qualified to become members of the Board, overseeing annual performance of the Board and Committees, and establishing the criteria for and reviewing the effectiveness of the Company's Board of Directors. In addition, the Nominating and Governance Committee provides oversight regarding the Company's environmental, sustainability and governance efforts and progress and corporate governance policies.

The Company's Nominating and Governance Committee operates under a written charter and is comprised entirely of directors meeting the independence requirements of Nasdaq.

Pursuant to the Company's Corporate Governance Guidelines, the Nominating and Governance Committee determines and recommends to the Board criteria regarding personal qualifications needed for Board membership, and the Committee considers, reviews qualifications, and recommends qualified candidates for Board membership. In doing so, the Nominating and Governance Committee reviews the composition of the Board and the Company's strategic plans to determine its needs regarding Board composition and identify candidates with the appropriate skill sets and qualifications. While the Company does not have a formal policy on diversity for members of the Board of Directors, the Company's Corporate Governance Guidelines specifically provide that diversity of race and gender, as well as general diversity of backgrounds and experience represented on the Board of Directors are factors to consider in evaluating potential directors. The Nominating and Governance Committee seeks to include diverse individuals with respect to self-identified characteristics such as gender, race, and ethnicity when conducting a search for qualified candidates for Board membership. The Nominating and Governance Committee may employ an outside consultant to identify nominees with the skill sets, experience and backgrounds that suit the Company's needs.

A candidate for the Company's Board of Directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Company's various constituencies. In considering a candidate for nomination as a member of the Board, the Nominating and Governance Committee will consider criteria such as independence; occupational background, including principal occupation (i.e., chief executive officer, attorney, accountant, investment banker, or other pertinent occupation); level and type of business experience (i.e., financial, lending, investment, media, racing industry, technology, etc.); self-identified diversity characteristics; number of boards on which the individual serves; and the general diversity of backgrounds and experience represented on the Board. The Nominating and Governance Committee periodically reviews the Company's Corporate Governance Guidelines and, when appropriate, recommends changes to the Board. It also evaluates the performance of the Board and provides feedback to the Board on how the directors, the committees and the Board are functioning. Finally, it evaluates Board of Director practices at the Company and leadership on an annual basis and recommends appropriate changes to the Board and/or its practices.



The Nominating and Governance Committee receives and considers issues raised by shareholders or other stakeholders in the Company and recommends appropriate responses to the Board. The Nominating and Governance Committee will consider recommendations for director candidates submitted by shareholders. Such questions, comments or recommendations should be submitted in writing to the Nominating and Governance Committee in care of the Office of the Secretary at 600 N. Hurstbourne Parkway, Ste. 400, Louisville, Kentucky 40222. The Nominating and Governance Committee, in having adopted criteria to be considered for membership on its Board, considers such candidates applying such criteria and follows the recommendation process noted above. Recommendations by shareholders that are made in accordance with these procedures will receive the same consideration as recommendations from other sources.


CHURCHILL DOWNS
INCORPORATED

PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2026 (Proposal No. 2)

The Board of Directors, on recommendation from the Audit Committee, selected PricewaterhouseCoopers LLP ("PwC") to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026. PwC has served as the Company's independent registered public accounting firm since the Company's 1990 fiscal year.

Although the Company's Amended and Restated Bylaws do not require that the Company's shareholders ratify the appointment of PwC as the Company's independent registered public accounting firm, the Board of Directors is submitting the appointment of PwC to the Company's shareholders for ratification as a matter of good corporate governance. This proposal will be approved if the votes cast favoring the action exceed the votes cast opposing the action. If the appointment is not ratified, the Company's Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the appointment is ratified, the Company's Audit Committee, in its sole discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of PwC are expected to be present at the Annual Meeting and will be available to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so.



The Board of Directors and the Audit Committee recommend that the shareholders vote "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for fiscal year 2026.

INDEPENDENT PUBLIC ACCOUNTANTS

Audit Fees

The audit fees incurred by the Company for services provided by PwC (i) for the fiscal year ended December 31, 2025, were $3,708,000 and (ii) for the fiscal year ended December 31, 2024, were $3,159,500. Audit fees include services related to the audit of the Company's consolidated financial statements, the audit of the effectiveness of internal control over financial reporting, involvement with registration statement filings, statutory audits and consultations related to miscellaneous SEC and financial reporting matters.

Audit-Related Fees

The Company incurred fees in the amount of $1,790,000 for 2025 and $4,600 for 2024 for assurance and related services performed by PwC that were reasonably related to the performance of the audit or review of the Company's financial statements that are not reported in the preceding section.

Tax Fees

The Company did not incur any tax fees for services provided by PwC in 2025 or 2024. Tax fees include services related to tax return preparation for a related entity, tax consultation and tax advice.

All Other Fees

All other fees incurred by the Company for services provided by PwC relate to the use of Inform, PwC's accounting research software, and PwC's disclosure checklist software, which amounted to $2,000 in each of 2025 and 2024. The Audit Committee has considered whether the provision of non-audit services to the Company is compatible with maintaining PwC's independence.

The Audit Committee has adopted a policy of evaluating and pre-approving all audit and non-audit services provided by the independent auditors. The Audit Committee may delegate pre-approval authority to a member, provided that decisions of such member shall be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee pre-approved all audit and permissible non-audit services provided by the independent auditors in 2025.


CHURCHILL DOWNS
INCORPORATED

CHURCHILL DOWNS INCORPORATED AUDIT COMMITTEE REPORT

The following is the report of the Company's Audit Committee (the "Committee"), each member of which has been determined by the Board of Directors (the "Board") to meet the current standards of the SEC and the Nasdaq exchange to be considered an "independent director." The Board has also determined that two members, Daniel P. Harrington and Karole F. Lloyd, are "audit committee financial experts" as defined by the SEC.

The Committee has an Audit Committee Charter (the "Charter"). The Charter sets forth certain responsibilities of the Committee, which include oversight of the integrity of the financial reporting process and financial statements of the Company, the systems of internal controls over financial reporting which management has established, the independence and performance of the Company's internal and independent auditors, the Company's compliance with financial, accounting, legal and regulatory requirements, and the effectiveness of the Enterprise Risk Management ("ERM") function. The Committee reviews the work of the Company's management, the internal audit staff and the independent auditors on behalf of the Board.

Specifically, the Committee:

- Met four (4) times during the year, during which the Committee reviewed and discussed with management and the independent auditors the Company's interim and annual financial statements for 2025; at each of such meetings, the Committee met in executive session with the Company's Vice President of Internal Audit, independent auditors, General Counsel, CFO, and CEO.
- Discussed with the independent auditors all matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.
- Received the written disclosures and letters from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board, regarding the independent auditors' communications with the Audit Committee concerning independence and discussed with the independent auditors the independent auditors' independence.
- Based on the review and discussions referred to in the first three bullets above, the Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Reviewed and discussed reports from the Company's internal audit department and reports from the Company's legal and compliance department.
- Discussed with management and the independent auditors the quality of the Company's internal controls.
- Review the Company's significant financial, business, and other risk exposures and the steps management has taken to prevent, detect, and monitor such exposures as part of the ERM function.
- Reviewed and approved all related person transactions, if any.
- Self-evaluated the effectiveness of the Committee.
- Evaluated the effectiveness of the Company's internal audit function.
- Inquired of management, including its internal auditor, and the Company's independent auditors regarding significant risks or exposures, including those related to fraudulent activities, facing the Company; assessed the steps management has taken or proposes to take to minimize such risks to the Company; and reviewed compliance with such steps.
- Reviewed and approved the 2025 audit and non-audit services and related fees provided by the independent auditors, PricewaterhouseCoopers LLP ("PwC"). The non-audit services approved by the Audit Committee were also reviewed to ensure compatibility with maintaining the auditor's independence.
- In February 2025, the Committee selected PwC to be reappointed as independent auditors for the calendar year 2025.



No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed to be filed under either the Securities Act or the Exchange Act.

Members of the Audit Committee

Karole F. Lloyd, *Chair*
Daniel P. Harrington
Paul C. Varga
R. Alex Rankin, ex officio


CHURCHILL DOWNS
INCORPORATED

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (Proposal No. 3)

Pursuant to Section 14A of the Exchange Act, the Company's shareholders are entitled to a vote to approve, on an advisory and non-binding basis, the compensation of the Company's named executive officers ("NEOs") as disclosed in this Proxy Statement in accordance with SEC rules. In accordance with the preference expressed by shareholders, the Company is holding such advisory votes on an annual basis and the next advisory vote following the Annual Meeting will occur at the 2027 annual meeting of shareholders.

The Company has a "pay-for-performance" philosophy that forms the foundation of all decisions regarding compensation of the Company's NEOs. We believe that this compensation philosophy, and the program structure approved by the Compensation Committee, is central to the Company's ability to attract, motivate and retain individuals who can achieve superior financial results while also aligning the interests of the executives with the interests of shareholders over the long-term. This approach has resulted in the Company's ability to attract and retain the executive talent deemed necessary to guide the Company successfully during a period of growth and transformation and react quickly to potential threats to the Company's financial health. Please refer to "Compensation Discussion and Analysis—Executive Summary" for an overview of the compensation of the Company's NEOs.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the policies and practices described in this Proxy Statement. At the Annual Meeting, shareholders will be asked to approve the compensation of the Company's NEOs by voting FOR the following resolution:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure in this Proxy Statement."

This vote is advisory and therefore not binding on the Company. The Board of Directors and Compensation Committee value the opinions of the Company's shareholders. Should there be a significant vote against the NEO compensation as disclosed in this Proxy Statement, the Board will consider those shareholders' concerns and will evaluate whether any actions are necessary to address those concerns.

This proposal will be approved if the votes cast favoring the action exceed the votes cast opposing the action.



The Board of Directors recommends a vote "FOR" the approval of the advisory resolution relating to the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (our "CD&A") provides an overview of our executive compensation program for 2025 and our executive compensation philosophies and objectives.

Table of Contents

Our NEOs were:

William C. Carstanjen	**William E. Mudd**	**Marcia A. Dall**	**Bradley K. Blackwell**	**Maureen Adams[1]**
Chief Executive Officer	President and Chief Operating Officer	Executive Vice President and Chief Financial Officer	Executive Vice President and General Counsel	Former Executive Vice President, Gaming Operations

(1) Maureen Adams retired from the Company effective December 31, 2025.

Executive Summary

The Company has been creating extraordinary entertainment experiences for over 150 years, beginning with the Company's most iconic and enduring asset, the Kentucky Derby. Headquartered in Louisville, Kentucky, the Company has expanded through the acquisition, development, and operation of live and historical racing entertainment venues, the growth of the online wagering businesses, and the acquisition, development, and operation of regional casino gaming properties. Our long-term success depends on our ability to attract, engage, motivate and retain highly talented executives and key employees to achieve our strategic plans and deliver financial returns to shareholders over both the short-term and long-term. One of the key objectives of our executive compensation program is to link executives' pay to their performance and their advancement of the Company's long-term performance and business strategies. Other objectives include aligning the executives' interests with those of shareholders and encouraging high-performing executives to remain with the Company over the course of their careers. We believe that the amount of compensation for each NEO reflects each individual's extensive management experience, high performance and exceptional service to the Company and our shareholders. We also believe that the Company's compensation strategies have been effective in attracting executive talent and promoting performance and retention.

This CD&A describes the Company's executive compensation policies and programs and how these policies and programs apply to our NEOs. It also describes the actions and decisions of the Compensation Committee (or, in this CD&A and related tables, "Committee"), which oversees the executive compensation program and determines the compensation of the NEOs. A detailed discussion of the Committee's structure, roles and responsibilities, and related matters can be found under "Compensation Committee" on pages 17-19.

Our long-term incentive goals are based on operational results that the Committee believes help drive Company and shareholder success over multi-year performance periods. Certain metrics the Company uses for incentive purposes are as follows (Please refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K for the fiscal year ended December 31, 2025 for reconciliation of these metrics to the most directly comparable GAAP measures, and the discussion of the Company's Executive Annual Incentive Plan ("EAIP") beginning on page 34 and the Company's Executive Long-Term Incentive Plan ("ELTI") beginning on page 36):

- **Adjusted EBITDA**—Adjusted EBITDA used for compensation purposes under the EAIP in fiscal year 2025 was $1,205.3 million, which is approximately 100.8% of the Adjusted EBITDA target of $1,195.5 million under the EAIP;
- **Cash Flow Metric**—Cash Flow Metric for compensation purposes for the three-year performance for our 2023 performance stock units ("PSUs") under the ELTI was $1,903.8 million, which is approximately 117.4% of the Cash Flow Metric target of $1,621.0 million under the ELTI; and
- **Total Shareholder Return**—Total Shareholder Return from January 1, 2023 to December 31, 2025, the three-year performance period for our 2023 PSUs under the Company's ELTI, was 7%.

2025 Highlights

In 2025, we delivered strong performance and made investments in the Kentucky Derby and new entertainment venues that we believe will provide long-term sustainable value creation for our shareholders.

- Record net revenue was $2.9 billion, up $191.6 million or 7.0%;
- Net income was $383.0 million, down $43.8 million or 10.3%;
- Record adjusted EBITDA was $1.2 billion, up $46.1 million, or 4.0%;

Live and Historical Racing Segment:

- Adjusted EBITDA was $637.0 million, up $62.4 million or 10.9% from fiscal year 2024.
- **Churchill Downs Racetrack**:
  - Churchill Downs Racetrack ran the 151st Kentucky Derby on the first Saturday of May, generating all-time handle record for the Kentucky Derby Race, Kentucky Derby Day Program, and Kentucky Derby Week races with nearly 147,000 fans gathered in person to watch the most exciting two minutes in sports.
  - The Starting Gate Pavilion and Courtyard was completed for the 151st running of the Kentucky Derby. The renovations updated seating options and created a more upscale social environment with new concessions, bars, and wagering windows.



  - We announced NBC Sports will showcase the Kentucky Oaks in prime time for the first time ever in 2026.
  - We are investing up to $30.0 million to renovate the existing Finish Line Suites and The Mansion for the 152nd Kentucky Derby in May 2026.
  - We are investing $280.0 to $300.0 million to build a new building on the first turn of the Churchill Downs Racetrack between the First Turn Club and the Skye Terrace. The Company anticipates construction of this new building will begin following the 2026 Kentucky Derby and will be completed by the 2028 Kentucky Derby.
- **Kentucky:**
  - **Western Kentucky:** Opened Owensboro Racing & Gaming in Owensboro, Kentucky in February 2025 with 600 HRMs, food and beverage offerings, a retail sportsbook, and a simulcast wagering area.
  - **Southwestern Kentucky:** Held the grand opening for Marshall Yards Racing & Gaming on February 25, 2026 in Calvert City, Kentucky. The new HRM entertainment venue has 225 HRMs, a sports bar, a retail sportsbook, and a simulcast wagering area.
- **Virginia:**
  - **Northern Virginia:** Continued to grow The Rose Gaming Resort ("The Rose") in Dumfries, Virginia during its first full year of operation. The Rose has 1,610 HRMs, a 102-room hotel, food and beverage offerings, a simulcast wagering area, and event space.
  - **Central Virginia:**
    - Completed the expansion of the Richmond, Virginia HRM in August 2025.
    - Opened Roseshire Gaming Parlor in Henrico County in September 2025 with 175 HRMs, food and beverage offerings, and a simulcast wagering area.
- **New Hampshire:**
  - Acquired 90% of the outstanding equity interests related to Casino Salem in Salem, New Hampshire in August 2025. The Company announced in January 2026 that Casino Salem will be redeveloped as Rockingham Grand Casino ("Rockingham"). Rockingham will occupy a 160,000 square-foot facility at Rockingham Mall. The venue will feature 825 historical racing machines, 32 table games, 12 electronic table game seats, a 900-seat live entertainment venue, and several food and beverage concepts, including a center bar and full-service sports bar and restaurant. The Company plans to open Rockingham in mid-2027 with an expected capital investment of $180.0 to $200.0 million.

Wagering Services and Solutions Segment:

- Adjusted EBITDA was $177.3 million, up $11.7 million or 7.1% from fiscal year 2024.
- We expanded Exacta technology and product offerings to customers in new states.

Gaming Segment:

- Adjusted EBITDA was $483.0 million, down $23.9 million or 4.7% from fiscal year 2024.
- **Terre Haute Casino Resort ("Terre Haute"):** Continued to grow the Terre Haute Casino Resort during its first full year of operation. Terre Haute has over 1,000 slot machines, table games, a 400,000 square-foot entertainment venue, food and beverage offerings, and a retail sportsbook.

All Other:

- We repurchased $425.3 million of shares under our share repurchase program in 2025, based on trade date.
- We continued in our ESG efforts with the ongoing promotion of responsible gaming; initiatives at our properties to lessen energy and water usage, to decrease carbon emissions, and to responsibly manage waste; increasing investments in the communities in which we operate and supporting our teams through educational and leadership development; and increasing engagement with our shareholders.

We remain committed to delivering strong financial results and long-term sustainable growth. Our businesses generate strong cash flow, and we have a solid balance sheet that supports our organic growth as well as strategic acquisitions that we believe will create long-term value for our shareholders.

Key 2025 Compensation Actions

- The primary elements of our total direct compensation program for the NEOs and a summary of the actions taken by the Committee during 2025 are set forth below.

Compensation Component	Link to Business and Talent Strategies	2025 Compensation Actions
Base Salary (Page 33)	• Competitive base salaries help attract and retain executive talent.	• Market-based increases of 3% for Mr. Mudd, Ms. Dall, Mr. Blackwell, and Ms. Adams, with Mr. Carstanjen's base salary remaining the same as compared to 2024.
Annual Cash Incentive (Page 34)	• Focus executives on achieving annual financial and non-financial results that are considered key indicators of financial and operational performance. • Annual cash incentives are earned based on achievement of Adjusted EBITDA and other strategic, operational and financial measures.	• The target opportunities for all NEOs remained the same as compared to 2024. • Annual cash incentive awards were earned at 128% of target for Mr. Carstanjen, Mr. Mudd, Ms. Dall, and Mr. Blackwell and 103% of target for Ms. Adams due to strong Company and executive performance.
Long-Term Equity Incentive Compensation (Page 36)	• 2025 annual equity-based awards consist of PSUs and RSUs. • 2025 PSUs vest based on achievement of 3-year Cumulative Adjusted EBITDA and 3-year Cumulative Cash Flow metrics that are considered key indicators of long-term performance, with vesting adjusted based on relative total shareholder return ("TSR") performance to additionally incorporate a measure of shareholder value creation over the performance period. • RSUs provide focus on stock price growth and serve our talent retention objectives.	• Merit and market-based increases to each NEO, except for Ms. Adams who did not receive a 2025 equity-based award. • The target value of the equity award mix is generally balanced between PSUs (50%) and RSUs (50%). • 2025 PSUs are subject to a multi-year performance period and will be earned based on goals relating to Adjusted EBITDA (weighted 50%) and Cash Flow (weighted 50%) measured over the 2025-2027 performance period, with a relative TSR modifier of +/- 25% for TSR performance over the 2025-2027 performance period. • RSUs vest over three years in equal annual installments.

Executive Compensation Philosophy and Core Principles

What We Do	What We Don't Do
✓ Generally Target Median Compensation Among Peer Group	✗ No Employment Agreements
✓ Executive Stock Ownership Guidelines	✗ No Re-pricing of SARs or Stock Options
✓ PSUs Vesting over Multi-year Performance Period	✗ No Excessive Perquisites
✓ Capped Bonus Payments under EAIP	✗ No Service Based Defined Benefit Pension Plans
✓ Capped PSU Vesting Levels	✗ No Excise Tax Gross Ups upon Change in Control
✓ Payouts Tied to Individual and Company Performance, with Majority of Payout Determined by Pre-Established Formula and Goal	
✓ Use of an Independent Compensation Consultant	
✓ Anti-Hedging Policy Applicable to Directors and Employees	
✓ Annual Say-on-Pay Vote	

The fundamental philosophy of the Committee is to provide an executive compensation program that links pay to business strategy and performance in a manner that is effective in attracting, motivating and retaining key executives while also aligning the interests of the executives with the interests of shareholders over the long-term. To that end, the Committee evaluates the pay practices of its peers and generally considers the median of the peer group. In order to continue to support the Company's high-performance and entrepreneurial culture, the Company's key principles underlying the executive compensation program are to:

- Attract and retain executives with the skills and experience needed to successfully grow the Company and create value for shareholders;
- Create an entrepreneurial culture and mindset by de-emphasizing fixed pay (primarily salary) and focusing a significant percentage of compensation on at-risk pay elements (annual and long-term incentives); and
- Motivate and reward executives for achieving exceptional performance supportive of creating value for shareholders over the long-term.

The Committee will continue to evaluate its pay practices and, when it deems appropriate, adjust its pay practices to support these principles over time.

2025 "Say-on-Pay" Advisory Vote on Executive Compensation

The Committee monitors closely the results of the annual advisory "say-on-pay" vote and evaluates such results as one of the many factors considered in connection with the discharge of its responsibilities. In 2025, the Company provided shareholders a "say-on-pay" advisory vote on its executive compensation program, as disclosed in the Company's 2025 proxy statement. At the 2025 annual meeting of shareholders, approximately 97% of the votes cast for the "say-on-pay" proposal were in favor of our executive compensation program. We believe that this result indicates significant shareholder support for our executive compensation program, and therefore made no changes to our executive compensation program as a result of this vote. At the Annual Meeting, we are again holding an advisory vote on executive compensation and will continue to engage with our shareholders as we constantly consider further improvements to our executive compensation program.

Role of Management and Independent Advisors

The Committee meetings are regularly attended by the CEO, the Senior Vice President of Human Resources, the Vice President of Human Resources, and the General Counsel. The Committee may request the participation of management or outside consultants as it deems necessary or appropriate. The Committee regularly reports to the Board on compensation matters and annually reviews the CEO's compensation with the independent members of the Board.

The Committee also meets in executive session without any members of management for the purpose of discussing and approving compensation for the CEO, as well as other topics. The CEO reviews the performance of, and makes recommendations to, the Committee regarding total compensation to be paid to the Company's executive officers other than himself, including salary, annual bonus, and long-term incentive awards, as appropriate. Management also develops and presents to the Committee recommendations for the performance measures and targets to be used to evaluate annual performance incentives.

After the end of each fiscal year, the Committee conducts a review of the CEO's performance. As part of this process, the CEO provides a written assessment of the Company's performance. The Committee sets the compensation of the CEO in executive session after considering its assessment of the CEO's performance, including due consideration of the CEO's written assessment of the Company's performance. Neither the CEO nor any other members of management are present during this session.

The Committee has sole discretion, at the Company's expense, to retain and terminate independent advisors, including sole authority to approve the fees and retention terms for such advisors, if it shall determine the services of such advisors to be necessary or appropriate. Such advisors are engaged by, and report directly to, the Committee. Since March 2015, the Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant. The scope of the engagement of FW Cook includes:

- Assisting the Chair of the Committee in establishing appropriate agendas for the Committee meetings;
- Reviewing management reports and recommendations to the Committee related to executive compensation matters;
- Attending Committee meetings and providing the Committee with input and advice based on the advisor's broad experience with market practices, including a perspective regarding the competitive market;
- Assisting with the review of pay and performance and the evaluation of payouts under the Company's annual and long-term incentive programs;
- Assisting with the review and evaluation of non-employee director compensation;
- Assisting the Committee in identifying similarly-situated peer group companies;
- Providing the Committee and management with data on market practices for executive pay;
- On behalf of the Committee, assisting management with disclosures, including this CD&A;
- Providing updates to the Committee regarding regulatory developments; and
- Assisting the Committee in evaluating future equity grants and cash compensation for the NEOs, including the CEO.

FW Cook did not provide any services to the Company other than advising the Committee as provided above. The Committee assessed FW Cook's independence considering the SEC requirements and Nasdaq listing standards, and the Company determined that FW Cook's work did not raise any conflict of interest or independence concerns.

Factors Used to Evaluate Pay Decisions

The Company seeks to obtain and retain the services of executives who bring the skills, experience, and motivation deemed necessary to significantly expand the scope and scale of the Company's operations. Therefore, compensation decisions for individual executives are made based on a balance of many subjective factors as evaluated by the CEO in the case of his direct reports (with Committee review and approval) and the Committee in the case of the CEO. These factors include:

- The scope and responsibility of the executive's position and the perceived level of contribution;
- Internal comparisons among the executive's peers at the Company;
- Comparisons among the executive's peers at the peer group companies, generally with a target of median among peers;
- The recruitment and development of talent in a competitive market;
- Target annual incentive opportunities based on the Company's annual goals with regard to the executive's position, as approved by the Committee; and
- Long-term incentive opportunities driven by the perceived level of contribution expected of the executive toward achieving the Company's growth objectives.

Each element of compensation is evaluated independently based on the role of that component in achieving the Company's overall compensation objectives, with an emphasis on long-term incentives and retention.

In making executive pay decisions, the Committee considers the advice and experience of FW Cook, its independent advisor, and the CEO to evaluate the reasonableness of executive pay. While the Committee considers input from its independent advisor and the CEO, all of the decisions with respect to the Company's executive compensation programs are made by the Committee alone and may reflect factors and considerations other than the information and recommendations provided by management or its independent advisor. In addition, the CEO does not make recommendations with respect to his own compensation. The Committee determines pay levels and practices based on the talent needs of the organization as defined by our strategy of growing and diversifying revenues and with the guidance of the Committee's independent advisor.

The Committee believes that it is important for the Company to provide a competitive compensation program and the Committee, with the assistance of the Committee's independent advisor, conducts periodic reviews of compensation relative to similarly-situated businesses, which can lead to adjustments in compensation and program offerings. The compensation peer group was selected to represent a reasonable match to the Company in terms of size and business characteristics. The group consists of public, similarly sized gaming and entertainment companies, where the median net income and market capitalization approximate the Company's net income and market capitalization. The Company periodically reviews the peer group and adjusts, as deemed necessary, for continued appropriateness as a market reference for informing executive compensation levels. The Company's peer group for 2025 was as follows, which did not change as compared to the 2024 peer group:

Fiscal 2025 Peer Group
Aristocrat Leisure Limited (ALL)
Boyd Gaming Corporation (BYD)
Caesars Entertainment, Inc. (CZR)
DraftKings Inc. (DKNG)
Flutter Entertainment PLC (FLTR)
Gaming and Leisure Properties Inc. (GLPI)
MGM Resorts International (MGM)
PENN Entertainment, Inc., Inc. (PENN)
Red Rock Resorts Inc. (RRR)
Light & Wonder, Inc. (LNW)
Wynn Resorts, Limited (WYNN)

Non-Disclosure of Certain Metrics and Targets

The Company believes in transparency and strives to disclose as much information to shareholders as possible except in situations where we believe that providing full, or even limited, disclosure would be detrimental to the interests of the Company and our shareholders. We believe certain disclosures could provide our competitors with insight regarding confidential business strategies without meaningfully adding to our shareholders' understanding of the metric. Although we set compensation metrics and targets in advance of applicable performance periods, we do not disclose such metrics and targets in advance due to potential risk to the interests of the Company and our shareholders. We disclose such metrics and targets alongside actual performance in our annual filings following the completion of the applicable performance periods.

Components of Compensation

During 2025, the Company used multiple components to provide an overall compensation and benefits package designed to attract and retain the needed level of executive talent for the Company and to incentivize their performance. The Committee believes that the goals that were set for the executives and executive compensation are aligned with the interests of our investors to support enhancing long-term shareholder value. The following table sets forth the principal compensation elements of the Company's 2025 executive compensation program and how each element fits into the Company's overall compensation program and is supportive of the Company's executive compensation objectives.

	Motivation				
Element of Compensation	Attraction	Short-Term	Long-Term	Alignment with Stockholder Interests	Retention
Base Salary	✓	✓			✓
Annual Incentive Compensation	✓	✓		✓	✓
Long-Term Incentive Compensation	✓		✓	✓	✓

Base Salary

The Committee's philosophy is that base salaries should meet the objectives of attracting and retaining the executive talent needed to grow the business and create shareholder value. Upon promotion or other adjustment of responsibilities, executives receive base pay increases that are intended to be commensurate with their new role or responsibilities, the pay levels for colleagues at similar levels in the organization and market pay practices, with increases thereafter based on an assessment of performance and the competitive market.

Peer group market analyses were performed for each of the NEO positions, generally targeting the median compensation levels among our peer group.

Based on the above considerations, the Committee set the following base salaries for the NEOs for 2025:

Name	Position	2024 Base Salary ($)(1)	2025 Base Salary ($)(2)	Percent Increase
William C. Carstanjen	Chief Executive Officer	1,800,000	1,800,000	0%
William E. Mudd	President & COO	1,236,000	1,273,080	3%
Marcia A. Dall	EVP & CFO	919,275	950,000	3%
Bradley K. Blackwell	EVP & General Counsel	750,000	775,000	3%
Maureen Adams	EVP, Gaming Operations	643,750	663,062	3%

(1) Annual rate of base compensation shown as of December 31, 2024.

(2) Annual rate of base compensation shown as of December 31, 2025. Actual salaries paid in 2025 are shown in the 2025 Summary Compensation Table on page 42.



Executive Annual Incentive Plan

Our executive annual incentive plan is designed to motivate and reward our NEOs for achieving annual performance objectives by tying the majority of the EAIP award to attainment of a pre-established financial goal. We believe this program supports our "pay-for-performance" culture. 75% of the target EAIP award is determined formulaically based on corporate Adjusted EBITDA performance, and the remaining 25% is based on a qualitative assessment of the attainment of other financial, strategic, operational and individual goals established by the Committee.


Base Salary
X
Target Percentage
X
75% Financial Performance
Payout: 0% - 200%
+
25% Qualitative Performance
Payout: 0% - 200%

The Committee utilized Adjusted EBITDA as elements in both the Company's EAIP and ELTI in recognition that Adjusted EBITDA is viewed as a core driver of the Company's performance and shareholder value creation. In designing the Company's executive compensation program, the Committee supplemented this measure with additional performance measures in order to strike an appropriate balance with respect to incentivizing top-line growth, profitability, non-financial business imperatives and shareholder returns over both the short-term and long-term horizons.

Financial Component (75%)

As noted above, 75% of the target EAIP payout was determined formulaically based on achievement of the annual Adjusted EBITDA (as defined in in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K for the fiscal year ended December 31, 2025) target (the "Financial Component"). In February 2025, the Committee set an Adjusted EBITDA target of $1,195.5 million, which was set higher than the actual 2024 Adjusted EBITDA performance of $1,159.2 million. The Compensation Committee believed at the time that the performance targets were rigorous yet achievable, and therefore established the targets so that the targets would be achieved, at the target performance level, if the Company successfully executed against its operating plan for 2025. Consistent with the 2024 EAIP design, potential EAIP payouts for the Financial Component ranged from 0% to 200% (i.e., 0% to 150% of total target EAIP award) based on the achievement of the pre-established financial goal in accordance with the following table:

Percentage of Adjusted EBITDA Goal Achieved*	Percentage of Financial Component Awarded	Percentage of Total Target EAIP Award Awarded
Below 80%	0%	0%
80%	50%	37.5%
100%	100%	75%
110%	150%	112.5%
120%	200%	150%

* Amounts in between based on interpolation between the points

In 2025, the actual Company performance was $1,205.3 million in Adjusted EBITDA, which was 100.8% of the target of $1,195.5 million. This performance resulted in a payout for each NEO at 104.1% of target for the Financial Component (i.e., 78% of the target EAIP award) as detailed below.

2025 Adjusted EBITDA Target (in millions)	2025 Actual Adjusted EBITDA (in millions)	Actual Performance as a percentage of Adjusted EBITDA Target	Percentage of Financial Component	Percentage of Total Target EAIP Award
$1,195.5	$1,205.3	100.8%	104.1%	78%

Qualitative Component (25%)

Pursuant to the EAIP, the Committee established secondary performance goals for the Company and its executives to be used to determine the vesting of the qualitative component under the EAIP, weighted 25% (the "Qualitative Component").

The Committee set performance goals for 2025, based upon a comprehensive assessment of the Company against its long-term strategic plan and its ability to achieve said goals with its current leadership team and key employees.

Individual performance by the NEOs (as measured by various factors, including, but not limited to, continued growth and diversification of the Company's asset portfolio, customer and employee satisfaction, and the completion of certain specified legislative and regulatory outcomes), and business unit performance led by the Company's key employees (as measured by, among other things, revenue performance) was also considered in evaluating the Company's performance, and determining the level of compensation deemed necessary to incent and reward the NEOs and key employees to continue to drive growth. These goals relate to the Company's overall financial goals, strategic goals, and business segment goals, respectively, with no specific weighting attributed to any one goal.

In evaluating 2025 performance, a few of the accomplishments that were considered to be significantly above target by the Committee included:

- The acquisition of Casino Salem, a charitable gaming facility located in Salem, New Hampshire, in August 2025.
- The completion and opening of Owensboro Racing and Gaming, a new HRM facility located in Owensboro, Kentucky, in February 2025.
- The completion of the Starting Gate Pavilion and Courtyard project at Churchill Downs Racetrack prior to the 151st Kentucky Derby in May 2025.
- The ongoing capital management execution enabling the Company to fund capital projects, grow dividends, and buy back shares while maintaining one of the strongest balance sheets in the industry.
- The strengthening of relationships with investors and analysts that has increased shareholder engagement and created substantial support for long-term shareholder value creation.
- The ongoing strengthening of the Company's leadership team and development of team members with varied backgrounds across the Company to support long-term sustainable business growth.

In determining the EAIP payouts for the Qualitative Component, the Compensation Committee exercises its discretion to determine whether to payout at, above, or below the target opportunities based upon its review of the outcomes evaluated against Company and individual performance. The individual Qualitative Component awards for Mr. Carstanjen, Mr. Mudd, Ms. Dall, and Mr. Blackwell were equal to 200% of target (50% of total target EAIP award) and for Ms. Adams was equal to 100% of target (25% of total target EAIP award), in each case made pursuant to the EAIP in recognition of the NEOs' respective roles in driving performance during the period ending December 31, 2025.

Summary of 2025 EAIP Awards

As noted above, the Company exhibited strong overall financial performance in 2025 and the NEOs were viewed by the Committee to be the primary parties responsible for the actual performance relative to the performance goals established with respect to 2025. The Committee, after considering the Company's overall performance, awarded Mr. Carstanjen, Mr. Mudd, Ms. Dall, and Mr. Blackwell the total EAIP awards equal to 128% of target and Ms. Adams the total EAIP award equal to 103% of target, in each case as shown in the table below and in the 2025 Summary Compensation Table in the column labeled "Non-Equity Incentive Plan Compensation."

Name	Target Incentive Award as a Percentage of Salary[1]	Target Incentive Award in ($)	Maximum Incentive Award as a Percentage of Salary	Maximum Incentive Award in ($)	Actual 2025 Incentive Award in ($)
William C. Carstanjen	250%	4,500,000	500%	9,000,000	5,763,331
William E. Mudd	125%	1,591,350	250%	3,182,700	2,038,106
Marcia A. Dall	110%	1,045,000	220%	2,090,000	1,338,374
Bradley K. Blackwell	100%	775,000	200%	1,550,000	992,574
Maureen Adams	90%	596,756	180%	1,193,512	615,101

Long-Term Incentives

The objective of the Company's long-term incentive compensation program is to support the entrepreneurial mindset desired of management by the Board of Directors by providing an opportunity to earn significant equity in the Company for achieving significant performance improvements.

The Company maintains the ELTI, pursuant to which the NEOs may earn variable equity payouts based upon the Company achieving certain key performance metrics. While the purpose of the ELTI is to provide participants with a long-term incentive program that is designed to be market-competitive and provides long-term incentives on a regular, predictable, and annual basis, participation each year is at the discretion of the Committee. Eligible participants (as determined by the Committee) may be members of the Company's senior executive team and/or such other executives and key contributors as the Committee may designate from time to time. As and to the extent determined by the Committee as part of the annual compensation planning process for participants, the CEO will participate in the ELTI at a rate determined by the Committee. No individual will have an automatic right to participate in the ELTI. Factors considered when making grants include the compensation practices within the peer group, potential succession planning considerations, the retentive element of the existing ELTI awards held by the potential participant and Company and individual performance.

The Committee and senior management monitor the Company's equity grant practices to evaluate whether such policies comply with governing regulations and are consistent with good corporate practices. When making regular annual equity grants, the Committee's practice is to approve them at its meeting in February of each year as part of the annual compensation review and after results for the preceding fiscal year become available. Because the Committee's regular meeting schedule is determined in the prior fiscal year, the proximity of any awards to other significant corporate events is coincidental. In addition, the Committee may make grants at any time during the year it deems appropriate, including with respect to new hires or transitions. A summary of the 2025 terms and applicable award opportunities, granted by the Committee to the NEOs, is provided below.

During the beginning of 2025, the CEO recommended employees (other than with respect to himself) to the Committee for participation in the ELTI for 2025 and their respective specific levels of proposed participation. Awards granted to eligible employees under the ELTI may be in the form of RSUs, PSUs, or both. To pursue the key objective of linking executive compensation with Company performance, the Committee generally aims to deliver at least 50% of the grant value of the 2025 awards as PSUs.

The Committee approved the 2025 RSU awards and PSU awards (for the 36-month performance period of January 1, 2025 through December 31, 2027) on February 6, 2025. The 2025 awards are as follows. The Committee approved target LTI awards for the NEOs as follows: Mr. Carstanjen, $12,000,000; Mr. Mudd, $4,000,000; Ms. Dall, $2,300,000; and Mr. Blackwell, $1,700,000. In light of the existing retentive hold of her existing compensation arrangements and long-term succession planning considerations, Ms. Adams did not participate in the 2025 LTI program. Once the target LTI awards were established, the number of shares subject to the 2025 RSU awards and the 2025 PSU awards was determined based on the closing stock price as of February 6, 2025. The table below sets forth the number of shares subject to the RSUs and PSUs granted to each NEO, which were based on an allocation of approximately 50% RSUs and 50% PSUs. The table also reflects the grant date fair value of the RSUs and PSUs for accounting purposes. Because the accounting value for the PSUs is based on the Monte-Carlo simulation model using the stock price as of the PSU grant date of March 10, 2025, the grant date fair value of the PSUs for accounting purposes may differ from the target LTI award.

	RSUs		PSUs		Total	
Executive Officer	#	$(1)	#	$(2)	#	$(3)
William C. Carstanjen	48,675	6,000,167	48,674	5,443,213	97,349	11,443,380
William E. Mudd	16,227	2,000,302	16,225	1,814,442	32,452	3,814,744
Marcia A. Dall	9,330	1,150,109	9,330	1,043,374	18,660	2,193,483
Bradley K. Blackwell	6,897	850,193	6,896	771,180	13,793	1,621,373

(1) The grant date fair value of the time-vesting RSUs was calculated utilizing the closing price of the Company's Common Stock as of February 6, 2025 multiplied by the total number of time-vesting RSUs granted.

(2) The grant date fair value for the PSUs was calculated based on the probable achievement of the performance goals and a Monte-Carlo simulation model, which factors in the value of the relative TSR modifier (defined below) that is applied to the award before the share-based payment vests. The PSUs represent the target opportunity, and corresponding fair value, available to the grantees should the Company achieve the pre-determined performance metrics. Actual shares that vest pursuant to the PSUs may be more or less given the performance on the selected metrics discussed below.

(3) Peer group market analyses were performed by FW Cook for the NEO positions, and NEO long-term incentive levels were adjusted after considering those analyses, as deemed appropriate by the Committee. Consistent with the Company's compensation philosophy, adjustments to the target long-term incentive levels were made to better position their long-term incentives compared to the peer group and based on individual and Company performance.

With respect to the PSU awards in the table above, performance will be based on the following three performance measures during the 36-month period from January 1, 2025 through December 31, 2027 (the "Performance Period"):

1) 3-Year Cumulative Adjusted Earnings before Interest, Tax, Depreciation and Amortization ("Adjusted EBITDA") (50% weight). Adjusted EBITDA measured during the three-year period beginning as of the start of the Performance Period relative to the pre-established goals set for such measurement period, will be derived from the Company's consolidated financial statements with any necessary adjustments similar to those described further below;

2) 3-Year Cumulative Cash Flow Metric ("Cash Flow Metric") (50% weight). Cumulative Cash Flow (i.e. the sum of the free cash flows from the annual periods ending December 31 of each of 2025, 2026, and 2027, respectively, where the Cash Flow Metric goals are set at the beginning of each of those three periods) will also be derived from the Company's consolidated financial statements with any necessary adjustments similar to those described further below; and

3) Relative Total Shareholder Return Modifier. The Company's TSR modifier will be determined by ranking the return on the Company's shares against those of the companies in the Russell 1000 index, in each case, over the Performance Period. The PSU awards determined by the Adjusted EBITDA and Cash Flow Metric performance goals described above will then be adjusted based on the Company's relative TSR performance, by increasing the PSU awards by 25% if the Company's TSR is in the top quartile of the Russell 1000 index, decreasing the PSU awards by 25% if the Company's TSR is in the bottom quartile of the Russell 1000 index, and providing no change to the PSU awards if the Company's TSR is in the middle two quartiles.

The maximum number of PSUs that can be earned for the Performance Period is 250% of target, with payout for each performance measure determined by a payout curve, as achievement that lies between two goals will be interpolated. At the end of the Performance Period, the Committee will review performance achieved on each pre-established performance measure. The Committee determined to measure the Adjusted EBITDA performance measure applicable to the 2025 PSUs over three years instead of over a two-year period like the 2024 PSUs in order to increase the long-term focus of the program.

With respect to the RSU awards, the RSUs vest in one third (1/3) increments on each of December 31, 2025, December 31, 2026, and December 31, 2027 respectively, subject to the executive's continued employment through the applicable vesting date or as otherwise provided for in the underlying award agreement. The Committee elected to cash-settle the portion of the 2025 RSU awards vesting on December 31, 2025 for Mr. Carstanjen, Mr. Mudd, and Mr. Blackwell. The cash amounts paid to the participating NEOs with respect to the 2025 RSU awards vesting on December 31, 2025 were based upon the closing price of the Company's Common Stock on December 31, 2025 ($113.78 per share). Mr. Carstanjen had elected to defer settlement of 50% of the portion of the 2025 RSU awards vesting on December 31, 2025 and Ms. Dall had elected to defer settlement of the entire portion of the 2025 RSU awards vesting on December 31, 2025, in each case pursuant to the Amended and Restated Churchill Downs Incorporated Equity Award Deferral Plan.

With respect to the performance period and related PSU awards under the ELTI for January 1, 2023 through December 31, 2025, the actual performance was certified by the Committee at its February 2026 meeting (with a TSR at 7%, in the top 65% of the Russell 2000 over the performance period) as set forth below:

$ in Millions	Target	Maximum	Actual	% of Target	Projected Payout	Weighted Payout
2-year Cumulative Adjusted EBITDA:	$2,165.0	$2,598.0	$2,183.1	100.8%	102.8%	51.4%
3-year Cumulative Cash Flow Metric:	$1,621.0	$1,945.2	$1,903.8	117.4%	174.4%	87.2%
Total Weighted Payout:		138.6%				
TSR Modifier:		100%				
Target Multiplier:		138.6%				

- Adjusted EBITDA—as defined in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K for the fiscal year ended December 31, 2025.

	2023	2024
Adjusted EBITDA for Compensation Purposes ($ in millions)	$1,023.9	$1,159.2

- Cash Flow Metric—Our cash flow metric is defined as Cash Flows from Operating Activities and Discontinued Operations in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K for the fiscal year ended December 31, 2025, not including the impact from the change in restricted cash, plus distributions of capital from equity investments less capital maintenance expenditures.

$ in millions	2023	2024	2025
Cash Flow from Operating Activities	$605.3	$771.7	$769.8
Operating Activities of Discontinued Operations	$ 0.5	$ 1.0	$ N/A
Capital Maintenance Expenditures	$ (77.7)	$ (83.6)	$ (70.2)
Change in Restricted Cash	$ 12.0(1)	$ 0.1	$ (10.7)
Proceeds from Equity Transaction	N/A	$ (14.4)	$ N/A
Cash Flow Metric	$540.1	$674.8	$688.9

(1) Change in Restricted Cash excludes receipt of proceeds from the pending United Tote Company equity transaction.

- Total Shareholder Return—defined as the Company's stock price as of the end of the measurement period, assuming reinvestment of dividends, divided by the Company's stock price as of the beginning of the measurement period. The Company's Total Shareholder Return for the period January 1, 2023 through December 31, 2025 was 7%.

Based on the performance achievement as discussed above, the participating NEOs received PSUs as follows:

Name(1)	Target PSU Award	Target Multiplier	PSU Payout(1)
William C. Carstanjen	27,222	138.6%	37,726
William E. Mudd	12,010	138.6%	16,644
Marcia A. Dall	8,808	138.6%	12,207
Bradley K. Blackwell	4,404	138.6%	6,103
Maureen Adams	4,404	138.6%	6,103

(1) In 2026, the Committee offered the cash-settlement of the 2023 PSU awards to each then-serving NEO. Mr. Carstanjen and Mr. Mudd accepted the Committee's offer to settle the awards in cash. Accordingly, in February 2026, the 2023 PSU awards were settled in cash after certification by the Committee that the Company achieved the required level of performance. The cash amounts paid to the participating NEOs with respect to the 2023 PSU awards were based upon the closing price of the Company's Common Stock on February 5, 2026 ($93.69 per share). Ms. Dall and Mr. Blackwell elected to receive settlement of the awards in Company Common Stock.

Executive Stock Ownership Guidelines

Our Board of Directors has adopted minimum stock ownership guidelines for our executive officers. The principal objective of the guidelines is to enhance the linkage between the interests of shareholders and our executive officers by requiring a meaningful, minimum level of stock ownership. The current guidelines provide that, within five years of becoming subject to the stock ownership guidelines, our CEO should own shares valued at an amount equal to at least six times his base salary, our President & COO should own shares valued at an amount equal to at least four times his base salary, and our other executive officers should own shares valued at an amount equal to at least three times the executive's base salary. As of the Record Date, each continuing NEO met or exceeded the guidelines.

Executive Officer	Ownership Guidelines	Met Guidelines
William C. Carstanjen	6x	✓
William E. Mudd	4x	✓
Marcia A. Dall	3x	✓
Bradley K. Blackwell	3x	✓

✓ = Met guidelines.

Anti-Hedging Policy

Under the terms of the Company's Insider Trading Policy, our directors, officers and other employees are prohibited from engaging in hedging and monetization transactions and transactions that involve exchange-traded options or short sales of the Company's securities. Because hedging transactions might permit a director, officer or other employee to continue to own our securities without the full rewards and risks of ownership, such hedging transactions are prohibited.

Anti-Pledging and Margin Accounts Policy

Under the terms of the Company's Insider Trading Policy, our directors and officers are prohibited from pledging Company securities or holding Company securities in a margin account. A margin or foreclosure sale that occurs while a director or officer is aware of material non-public information may, under some circumstances, result in unlawful insider trading. Accordingly, pledging Company securities or holding Company securities in a margin account by our directors or officers are prohibited.



Clawback Policy

Under the terms of the Company's Policy on Recoupment of Incentive Compensation, the NEOs' incentive compensation is subject to "clawback" in the event of a restatement of the Company's financial statements due to material noncompliance, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Upon any such restatement, the amount to be recovered shall be the excess of the incentive-based compensation received by the NEO during the three fiscal years prior to the restatement based on the erroneous data and calculated without regard to any taxes paid or withheld, over the incentive-based compensation that would have been received by the NEO had it been calculated based on the restated financial information.

Deferred Compensation and Other Benefits

The Company's philosophy is to provide retirement and savings benefits to executives which are commonly provided by other public companies. The benefits available to executives include:

401(k). The Company maintains the Churchill Downs Incorporated 401(k) Retirement Plan (the "401(k) Retirement Plan"), which is a profit sharing plan that is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (the "Code"). The 401(k) Retirement Plan allows all employees who meet the eligibility requirements to become participants. Participants may make salary deferral contributions pursuant to Section 401(k) of the Code up to limits prescribed by the plan and the Code. The Company makes matching contributions with respect to such salary deferrals at a rate of 100% on the first 3% of compensation deferred and 50% on deferrals in excess of 3% of compensation deferred but no more than 5% of compensation deferred. Salary deferral contributions and matching contributions are fully vested at all times. Participants are allowed to direct investment of their accounts under the 401(k) Retirement Plan into as many as 27 investment options. All assets of the 401(k) Retirement Plan are held in a trust that is intended to be qualified under Section 501 of the Code.

Equity Award Deferral Plan. The Company maintains the Amended and Restated Churchill Downs Incorporated Equity Award Deferral Plan (the "Deferral Plan"). Under the Deferral Plan, certain individual employees who are management or highly compensated employees of the Company may elect to defer settlement of equity awards granted to them pursuant to the 2016 Plan or the Churchill Downs Incorporated 2025 Omnibus Stock and Incentive Plan (the "2025 Plan") that are due to be earned and that would otherwise be settled with respect to a given year pursuant to the terms of an equity award agreement between the Company and such employees. The Deferral Plan permits participants approved by the Committee to elect to have their earnings on their balances under the plan be calculated based on deemed investment allocations other than notional investments in Company Common Stock.

Please see the 2025 Nonqualified Deferred Compensation Table, on page 47, and the accompanying narrative below for further information regarding the Deferral Plan.

Allowances and Other Benefits. The Company's standard, non-cash executive benefits are Company-paid premiums on executive term life insurance and an optional supplemental long-term disability income plan for each NEO. These plans provide benefits which are similar to those provided to eligible employees, but extend the benefit levels to reflect the income of the executive officers.

To address safety concerns, our Board of Directors approved a requirement that our CEO and his spouse use Company-owned aircraft for all air travel, including both business travel and personal travel. Additionally, for security and time-management reasons, certain other NEOs of the Company may occasionally travel on corporate aircraft for personal reasons. We report the incremental costs to the Company of such use in the 2025 Summary Compensation Table. Occasionally, a spouse or other guest may accompany executive officers on corporate aircraft when the aircraft is already scheduled for business purposes and can accommodate additional passengers. In those cases, there is no aggregate incremental cost to the Company and, as a result, no amount is reflected in the 2025 Summary Compensation Table for such instances.

Additionally, we also provide certain security services to our CEO. The Committee believes these expenses are for the Company's benefit and are an integral part of our risk management program to address potential security concerns. However, because these expenses may be viewed as conveying a personal benefit to our CEO, SEC disclosure rules require


CHURCHILL DOWNS
INCORPORATED

that we include these expenses in the total value of personal benefits paid to our CEO, and the aggregate incremental costs of the Company for these expenses are accordingly reported in the "All Other Compensation" column of the 2025 Summary Compensation Table.

Post-Termination Arrangements. The Committee believes that arrangements that provide benefits upon termination or a change in control of the Company support the goals of attracting and retaining qualified executives. Such benefits include clarifying the terms of employment and reducing the risks to the executive where the executive believes that either the Company may undergo a merger or be acquired. In addition, the Committee believes that such agreements align the interests of executives with the interests of shareholders if a qualified offer to acquire the Company is made, in that each of the executives would likely be aware of or involved in any such negotiation and it is to the benefit of shareholders to have the executives negotiating in the best interests of the Company without regard to their personal financial interests. The Committee has adopted forms of Executive Change in Control, Severance and Indemnity Agreements (the "Change in Control Agreements") applicable to the NEOs. The terms of the Change in Control Agreements were determined after considering market data and the input of the Committee's independent compensation consultant at the time. The Change in Control Agreements provide, subject to the Company receiving a general release of claims from the executive, severance benefits in the event the executive's employment is terminated (i) by the Company other than for "Cause" (as defined in the Change in Control Agreements) or due to "Disability" (as defined in the Change in Control Agreements) or death or (ii) by the executive for "Good Reason" (as defined in the Change in Control Agreement), with enhanced benefits for a termination in connection with a "Change in Control" (as defined in the Change in Control Agreement). All equity-based awards in effect at the time of termination for the aforementioned reasons will remain governed by the applicable plan or award agreement. The Change in Control Agreements do not provide for any tax gross-ups for excise taxes payable following a Change in Control.

In connection with the announcement of her retirement, Ms. Adams entered into a Memorandum of Understanding with the Company, which provided for (i) a 2025 bonus under the EAIP, with payout determined based on actual performance for the year, (ii) continued vesting with respect to her outstanding RSU awards and PSU awards as if she remained employed with the Company through the last applicable vesting date and based on actual performance with respect to her PSU awards, (iii) a retention payment of $550,000, subject to her continued employment through December 31, 2025, and (iv) the termination of her Change in Control Agreement. The Company entered into the Memorandum of Understanding to induce Ms. Adams to remain with the Company through December 31, 2025 to allow for an orderly transition of her responsibilities and to minimize disruption within the organization.

Please see the "Potential Payments Upon Termination or Change of Control" section for a summary of the severance benefits payable to the NEOs under their applicable Change in Control Agreements.

Compensation Committee Report

The Committee has reviewed and discussed the information appearing above under the heading "Compensation Discussion and Analysis" with management and, based on that review and discussion, has recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2025.

Compensation Committee of the Board of Directors:

Daniel P. Harrington, Chair
Douglas C. Grissom
Andréa Carter
Paul C. Varga
R. Alex Rankin, ex officio



2025 SUMMARY COMPENSATION TABLE

The following table provides information regarding compensation earned by our Chief Executive Officer, President & Chief Operating Officer, Executive Vice President and Chief Financial Officer, Executive Vice President and General Counsel and Executive Vice President, Gaming Operations (sometimes referred to in this proxy statement as the "Named Executive Officers" or "NEOs") in 2025, 2024 and 2023.

Name and Principal Position	Year	Base Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
William C. Carstanjen Chief Executive Officer	2025	1,800,000	-0-	11,443,380	5,763,331	166,128	19,172,839
	2024	1,776,923	-0-	6,585,361	6,714,460	26,919	15,103,663
	2023	1,626,923	-0-	7,051,043	3,511,979	21,689	12,211,634
William E. Mudd President and Chief Operating Officer	2025	1,265,949	-0-	3,814,744	2,038,106	90,687	7,209,486
	2024	1,230,462	-0-	2,905,577	2,305,298	21,561	6,462,898
	2023	1,184,615	-0-	3,111,080	1,824,405	20,175	6,140,275
Marcia A. Dall Executive Vice President and Chief Financial Officer	2025	944,091	-0-	2,193,483	1,338,374	76,354	4,552,302
	2024	915,156	-0-	2,130,886	1,508,817	28,539	4,583,398
	2023	885,961	-0-	2,281,448	1,194,073	22,945	4,384,427
Bradley K. Blackwell Executive Vice President and General Counsel	2025	770,192	-0-	1,621,373	992,574	22,225	3,406,364
	2024	742,308	-0-	1,065,443	1,119,077	20,212	2,947,040
	2023	684,615	-0-	1,140,724	851,389	18,746	2,695,474
Maureen Adams Former Executive Vice President, Gaming Operations	2025	659,349	550,000(4)	-0-	615,101	32,932	1,857,382
	2024	640,865	-0-	1,065,443	864,487	26,895	2,597,690
	2023	617,308	-0-	1,140,724	684,152	21,317	2,463,501

(1) In accordance with the SEC executive compensation disclosure rules, the amounts shown in 2025 for stock awards represent the grant date fair value of such awards determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("FASB ASC Topic 718"), but disregarding the estimate of forfeitures, in connection with service-based RSUs and PSUs granted pursuant to the ELTI to each of our NEOs in 2025. The amounts included in the Stock Awards column for the PSUs granted during 2025 are calculated based on the probable satisfaction of the performance conditions for such awards as of the date of grant. Assuming the highest level of performance is achieved for the 2025 PSUs, the maximum value of such PSUs at the grant date would be as follows: Mr. Carstanjen—$13,331,809; Mr. Mudd—$4,444,028; Ms. Dall—$2,555,487; and Mr. Blackwell—$1,888,814. See Note 10 to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for a discussion of the relevant assumptions used in calculating the amounts reported for 2025.

(2) Amounts in this column represent payments for performance under the EAIP. The NEOs received their 2025 EAIP awards in February 2026.

(3) The table below shows the components of this column for 2025, which include the Company match for each individual's defined contribution plan contributions, life insurance premiums, supplemental long-term disability insurance premiums, perquisites and other personal benefits.

(4) On June 25, 2025, Ms. Adams notified the Company of her decision to retire from the Company effective December 31, 2025. To incentivize Ms. Adams to remain employed with the Company through December 31, 2025, the Company awarded Ms. Adams a retention award, with payment contingent on Ms. Adams' continued employment through December 31, 2025.

ALL OTHER COMPENSATION FOR FISCAL YEAR ENDED DECEMBER 31, 2025

Name	Company Contributions Under Defined Contribution Plans[1] ($)	Life Insurance Premiums[2] ($)	Supplemental Long-Term Disability Insurance Premiums[3] ($)	Perquisites and Other Personal Benefits[4] ($)	Total All Other Compensation ($)
William C. Carstanjen	14,000	21,414	1,801	128,913	166,128
William E. Mudd	14,000	7,055	3,260	66,372	90,687
Marcia A. Dall	14,000	16,193	7,041	39,120	76,354
Bradley K. Blackwell	14,000	4,888	3,337	-0-	22,225
Maureen Adams	14,000	12,668	6,264	-0-	32,932

(1) This amount consists of Company contributions to 401(k) plans.

(2) The NEOs receive the following life insurance coverage: (a) Basic Employee Life Insurance policy (“Base Life”) equal to two times (2x) base salary with a $650,000 maximum, and (b) Executive Life Insurance policy (“Executive Life”) equal to two times (2X) base salary. The amounts in this column are the total premiums for the NEOs’ coverage of Base Life and Executive Life. With respect to Base Life, the premiums were $3,096 for Mr. Carstanjen, $1,656 for Mr. Mudd, $4,752 for Ms. Dall, $1,656 for Mr. Blackwell, and $4,752 for Ms. Adams. With respect to Executive Life, the premiums were $18,318 for Mr. Carstanjen, $5,399 for Mr. Mudd, $11,441 for Ms. Dall, $3,232 for Mr. Blackwell, and $7,916 for Ms. Adams.

(3) The NEOs receive long-term disability coverage equal to sixty percent (60%) of their base salary with a $10,000 per month maximum in the event of a long-term disability. The Company offers supplemental long-term disability income insurance to help fill the gap between the executive’s regular monthly net income and the amount that would be paid under the Company’s standard long-term disability insurance policy that is available to other salaried employees. The amounts in this column are the premiums for the NEOs’ supplemental coverage paid by the Company.

(4) For Mr. Carstanjen, Perquisites and Other Personal Benefits consisted of (a) $92,287 representing the aggregate incremental cost for use of the Company’s aircraft, and (b) $36,626 representing security upgrades to his personal residence. For Mr. Mudd and Ms. Dall, Perquisites and Other Personal Benefits represent the aggregate incremental cost for such NEO’s use of the Company’s aircraft. The aggregate incremental cost for use of the aircraft is calculated based on the incremental cost to the Company for fuel, crew travel expenses, landing fees, trip-related hangar/parking costs, and other miscellaneous variable costs of operating the aircraft. Since the Company’s aircraft is used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as pilots’ salaries, depreciation of the purchase costs of our aircraft, and the cost of maintenance not specifically related to trips. From time to time, certain family members or other guests will accompany the NEOs on personal trips when using Company-owned aircraft, at a nominal or no incremental cost to the Company.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR ENDED DECEMBER 31, 2025

The grants in the following table are generally described in the CD&A, beginning on page 26.

			Estimated Future Payout under Non-Equity Incentive Plan Awards[1]			Estimated Future Payout under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)
Name	Approved Date	Grant Date	Threshold ($)[4]	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)		
William C. Carstanjen			1,687,500	4,500,000	9,000,000					
	02/06/2025	02/06/2025							48,675	6,000,167
	02/06/2025	03/10/2025				18,253	48,674	121,685		5,443,213
William E. Mudd			596,756	1,591,350	3,182,700					
	02/06/2025	02/06/2025							16,227	2,000,302
	02/06/2025	03/10/2025				6,084	16,225	40,563		1,814,442
Marcia A. Dall			391,875	1,045,000	2,090,000					
	02/06/2025	02/06/2025							9,330	1,150,109
	02/06/2025	03/10/2025				3,499	9,330	23,325		1,043,374
Bradley K. Blackwell			290,625	775,000	1,550,000					
	02/06/2025	02/06/2025							6,897	850,193
	02/06/2025	03/10/2025				2,586	6,896	17,240		771,180
Maureen Adams			223,784	596,756	1,193,512					

(1) Represents annual incentive bonus opportunities under the EAIP for each of the NEOs. See “Executive Annual Incentive Plan” beginning on page 34. Actual bonus payments for 2025 are listed under Non-Equity Incentive Plan Compensation in the 2025 Summary Compensation Table on page 42.

(2) Represents the PSUs granted under the ELTI to each of the participating NEOs, which vest based on the Company’s performance with respect to Adjusted EBITDA for compensation purposes and a cash flow metric (each measured over the 2025-2027 performance period). The vesting of these awards is also subject to a TSR modifier measured over the 2025-2027 performance period), which could increase or decrease the number of shares earned under an award by 25%, as more fully explained on pages 36-39.

(3) Represents RSUs granted under the ELTI to each of the participating NEOs, which are scheduled to vest over three years in equal annual installments (on December 31, 2025, December 31, 2026, and December 31, 2027), subject generally to the NEO’s continued employment through the applicable vesting date. The Committee elected to cash-settle the portion of the 2025 RSU awards vesting on December 31, 2025 for Mr. Carstanjen, Mr. Mudd, and Mr. Blackwell. The cash amounts paid to the participating NEOs with respect to the 2025 RSU awards vesting on December 31, 2025 were based upon the closing price of the Company’s Common Stock on December 31, 2025 ($113.78 per share). Mr. Carstanjen had elected to defer settlement of 50% of the portion of the 2025 RSU awards vesting on December 31, 2025 and Ms. Dall had elected to defer settlement of the entire portion of the 2025 RSU awards vesting on December 31, 2025, in each case pursuant to the Amended and Restated Churchill Downs Incorporated Equity Award Deferral Plan.

(4) The EAIP threshold represents a 50% payout of the pre-established financial performance goal, which constitutes 75% of the target EAIP payout, based upon achievement of the minimum annual Adjusted EBITDA target. The individual performance goal has a range of 0% to 200% payout depending on achievement of goals, which constitutes the remaining 25% of the total EAIP payout and is not included in the threshold.


CHURCHILL DOWNS
INCORPORATED

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END FOR FISCAL YEAR ENDED DECEMBER 31, 2025

The following table provides information regarding unvested stock awards held by each of the NEOs on December 31, 2025. As of such date, none of our NEOs held any outstanding option awards.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
William C. Carstanjen	41,665	4,740,644	76,317	8,683,348
William E. Mudd	14,884	1,693,502	28,421	3,233,741
Marcia A. Dall	9,202	1,047,004	18,274	2,079,216
Bradley K. Blackwell	6,089	692,806	11,368	1,293,451
Maureen Adams	1,491	169,646	4,472	508,824

(1) Represent awards under the ELTI consisting of RSUs and PSUs for continued employment periods from January 1, 2024—December 31, 2027. The 41,665 RSUs for Mr. Carstanjen vest as follows: 25,440 units on December 31, 2026; and 16,225 units on December 31, 2027. The 14,884 RSUs for Mr. Mudd vest as follows: 9,475 units on December 31, 2026; and 5,409 units on December 31, 2027. The 9,202 RSUs for Ms. Dall vest as follows: 6,092 units on December 31, 2026; and 3,110 units on December 31, 2027. The 6,089 RSUs for Mr. Blackwell vest as follows: 3,790 units on December 31, 2026; and 2,299 units on December 31, 2027. The 1,491 RSUs for Ms. Adams vest on December 31, 2026.

(2) Based on the December 31, 2025 closing price of CHDN of $113.78 per share.

(3) Represent awards under the ELTI consisting of PSUs for certain performance periods from January 1, 2024 through December 31, 2027, which are subject to vesting upon meeting the performance criteria at the end of each applicable performance period. The 76,317 PSUs for Mr. Carstanjen are subject to vesting on the following dates: 27,643 units on December 31, 2026 and 48,674 units on December 31, 2027. The 28,421 PSUs for Mr. Mudd are subject to vesting on the following dates: 12,196 units on December 31, 2026 and 16,225 units on December 31, 2027. The 18,274 PSUs for Ms. Dall are subject to vesting on the following dates: 8,944 units on December 31, 2026 and 9,330 units on December 31, 2027. The 11,368 PSUs for Mr. Blackwell are subject to vesting on the following dates: 4,472 units on December 31, 2026 and 6,896 units on December 31, 2027. The 4,472 PSUs for Ms. Adams are subject to vesting on December 31, 2026. For purposes of this table, the PSUs are reported assuming target performance.

STOCK VESTED FOR FISCAL YEAR ENDED DECEMBER 31, 2025

The following table provides information concerning vesting of stock awards during 2025 for each of the NEOs. None of our NEOs held any stock options during 2025.

	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
William C. Carstanjen	224,182	$22,716,539
William E. Mudd	125,089	$12,627,630
Marcia A. Dall	21,235	$ 2,170,854
Bradley K. Blackwell	12,995	$ 1,370,130
Maureen Adams	10,548	$ 1,090,430

(1) The RSUs vested reflect the market value of the stock on the day the stock vested. In 2026, the Committee offered the then-serving NEOs cash-settlement of the 2023 PSU awards and Mr. Carstanjen and Mr. Mudd accepted the Committee's offer to settle the awards in cash. Accordingly, in February 2026, the 2023 PSU awards for the participating NEOs were settled in cash after certification by the Committee that the Company achieved the required level of performance, based upon the closing price of the Company's Common stock on February 5, 2026 ($93.69 per share). Ms. Dall and Mr. Blackwell elected to receive settlement of the awards in Company Common Stock.



NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR ENDED DECEMBER 31, 2025

The following table provides information regarding the Deferral Plan adopted by the Company, effective January 1, 2020 and compensation that had been previously deferred by the NEOs pursuant to the terms of the Company's legacy nonqualified deferred compensation plan.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings (Losses) in Last Fiscal Year ($)	Aggregate Withdrawals Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(1)(2)
William C. Carstanjen					
Deferral Plan	887,825	-0-	(1,366,648)	-0-	8,923,725
Legacy Nonqualified Deferred Compensation Plan	-0-	-0-	-0-	-0-	-0-
William E. Mudd					
Deferral Plan	-0-	-0-	-0-	-0-	-0-
Legacy Nonqualified Deferred Compensation Plan	-0-	-0-	230,155	-0-	1,467,792
Marcia A. Dall					
Deferral Plan	337,699	-0-	(152,117)	-0-	1,232,149
Legacy Nonqualified Deferred Compensation Plan	-0-	-0-	60,590	-0-	462,313
Bradley K. Blackwell					
Deferral Plan	-0-	-0-	-0-	-0-	-0-
Legacy Nonqualified Deferred Compensation Plan	-0-	-0-	16,115	-0-	127,910
Maureen Adams					
Deferral Plan	-0-	-0-	-0-	-0-	-0-
Legacy Nonqualified Deferred Compensation Plan	-0-	-0-	13,511	-0-	97,104

(1) Amounts in this column represent the market value of RSUs which vested on December 31, 2025 but were elected to be deferred under the Deferral Plan. For purposes of this disclosure, market value is determined using the December 31, 2025 closing price of CHDN of $113.78 per share.

(2) Of the totals in this column, the following totals have been reported in the Summary Compensation Table for the previous three (3) years:

Name	2023 ($)	2024 ($)	2025 ($)(1)
William C. Carstanjen	1,358,161	-0-	887,825
William E. Mudd	-0-	-0-	-0-
Marcia A. Dall	-0-	-0-	337,699
Bradley K. Blackwell	-0-	-0-	-0-
Maureen Adams	-0-	-0-	-0-

(1) Amounts in this column represent the market value of RSUs which vested on December 31, 2025 but were elected to be deferred under the Deferral Plan. For purposes of this disclosure, market value is determined using the December 31, 2025 closing price of CHDN of $113.78 per share.

Under the Deferral Plan, an account has been established and maintained for each participant, and each participant's account has been credited with all RSUs and any applicable dividend equivalents allocated to such participant. In December 2024, the Deferral Plan was amended and restated in order to permit participants approved by the Committee to elect to have their earnings on their balances under the plan be calculated based on deemed investment allocations other than notional investments in Company common stock. A participant's account under the Deferral Plan will be settled on the earlier of: (i) the participant's separation from service with the Company or (ii) the date fixed in such participant's plan participation agreement.

The Nonqualified Deferred Compensation table above shows information about the Company's legacy nonqualified deferred compensation plan. In December 2019, this plan was frozen with respect to future contributions. Participants can elect to receive their deferred compensation balance (i) upon termination of employment through a lump sum payment or (ii) while employed by the Company provided that the initial distribution date is at least five years from the initial participation date, in which case distributions may be made on a monthly basis or in a lump sum.


CHURCHILL DOWNS
INCORPORATED

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The Company has entered into certain agreements and maintains certain plans that will require the Company to provide compensation to the NEOs in the event of a termination of employment. None of our compensation arrangements with our NEOs provide for single trigger vesting or severance benefit upon a change in control ("CIC") of the Company without a related or subsequent qualifying termination of employment. The amount of compensation payable to each continuing NEO in each situation as of December 31, 2025 is listed in the table below. Ms. Adams is excluded from the table below as she retired effective December 31, 2025. Please see below for a description of the payments and benefits received by Ms. Adams in connection with her retirement.

Name	Cash Severance Payment ($)	Acceleration & Continuation of Equity Awards ($)(1)	Total Benefits ($)
William C. Carstanjen			
Involuntary or good reason termination	17,109,770	8,683,500(3)	25,793,270
Change in control without termination	-0-	-0-	-0-
Death or Disability	4,500,000(2)	8,683,500(4)	13,183,500
Involuntary or good reason termination within 2 years of a CIC	17,109,770	13,423,992(5)	30,533,762
William E. Mudd			
Involuntary or good reason termination	5,891,797	3,233,969(3)	9,125,766
Change in control without termination	-0-	-0-	-0-
Death or Disability	1,591,350(2)	3,233,969(4)	4,825,319
Involuntary or good reason termination within 2 years of a CIC	7,324,012	4,927,243(5)	12,251,255
Marcia A. Dall			
Involuntary or good reason termination	2,993,967	2,079,292(3)	5,073,259
Change in control without termination	-0-	-0-	-0-
Death or Disability	1,045,000(2)	2,079,292(4)	3,124,292
Involuntary or good reason termination within 2 years of a CIC	3,991,467	3,126,219(5)	7,117,686
Bradley K. Blackwell			
Involuntary or good reason termination	2,331,069	1,293,565(3)	3,624,634
Change in control without termination	-0-	-0-	-0-
Death or Disability	775,000(2)	1,293,565(4)	2,068,565
Involuntary or good reason termination within 2 years of a CIC	3,106,069	1,986,257(5)	5,092,326

(1) Represents the market value as of December 31, 2025 of stock awards accelerated or continued in each scenario. For purposes of this disclosure, market value is determined using the December 31, 2025 closing price of CHDN of $113.78 per share.

(2) Represents the pro rata bonus for the year of death or disability based on the target bonus the executive was eligible to receive for that year.

(3) Represents (i) continued vesting of all unvested RSUs as of the termination date, plus (ii) continued vesting of all PSUs based on performance through the entire performance period, pro-rated for the time the NEO was employed during that performance period. For purposes of this table, all PSUs values are based on target performance.

(4) Represents (i) accelerated vesting of all unvested RSUs as of the termination date, plus (ii) continued vesting of all PSUs based on performance through the entire performance period, pro-rated for the time the NEO was employed during that performance period. For purposes of this table, all PSUs values are based on target performance.



(5) Represents one hundred percent (100%) of all unvested RSU and PSU awards (based on to-date performance as of the termination date) granted under the 2016 Plan and the 2025 Plan.

Non-Solicit Provisions

The NEOs each entered into an Executive Change in Control, Severance and Indemnity Agreement (the "Change in Control Agreements") with the Company. Pursuant to each of these agreements, each continuing NEO is subject to a two-year non-solicitation period after the termination of their employment with the Company for any reason, during which they may not solicit any employee of the Company to leave employment with the Company or solicit any customer of the Company for the purpose of engaging in business with them that competes with the business engaged in by the Company. Ms. Adams' Change in Control Agreement was terminated in connection with her retirement pursuant to the Memorandum of Understanding between her and the Company.

Severance Benefits

The Change in Control Agreements provide for the following principal severance provisions upon termination by the Company without cause or by the executive upon constructive termination or for good reason (as defined in each agreement):

Mr. Carstanjen and Mr. Mudd. The Change in Control Agreement executed by Mr. Carstanjen and Mr. Mudd in 2018 provides that, upon termination by the Company without cause or by the executive upon constructive termination or for good reason, the executive will be entitled to receive (a) an amount in cash equal to, in the case of Mr. Carstanjen, 2 times and, in the case of Mr. Mudd, 1.5 times the sum of (x) the executive's annual base salary and (y) the amount of the executive's annual target bonus for the year in which the executive was terminated, (b) a lump sum amount equal to the prorated in-cycle bonus of executive's target bonus for the year in which the executive's termination of employment occurs, (c) treatment of all equity-based awards per the terms of the applicable plan, award or agreement, and (d) a lump sum cash payment equal to the total premiums for medical, dental and vision benefits for a three-month period.

Ms. Dall and Mr. Blackwell. The Change in Control Agreement executed by Ms. Dall in 2020, and Mr. Blackwell in 2022, provides that, upon termination by the Company without cause or by the executive upon constructive termination or for good reason, the executive will be entitled to receive (a) an amount in cash equal to 1.5 times the sum of (x) the executive's annual base salary and (y) the amount of the executive's annual target bonus for the year in which the executive was terminated, (b) treatment of all equity-based awards per the terms of the applicable plan, award or agreement, and (c) a lump sum cash payment equal to the total premiums for medical, dental and vision benefits for a three-month period.

Change in Control Benefits. The current agreements for the NEOs also provide for the following change in control provisions: if the executive is terminated within two years following a change in control, the NEO will receive severance as provided above, except that the salary and bonus severance multiple shall in each case be 2x.

In the event that any payments to any of the NEOs are subject to the excise tax imposed by Section 4999 of the Code, such payments shall be reduced to one dollar ($1) below the maximum amount of payments that will not be subject to such tax; provided, however, that the foregoing limitation shall not apply in the event the total payments to the NEO, on an after-tax basis, would exceed the after-tax benefits to the NEO if such limitation applied. The NEO shall bear the expense of any and all excise taxes due on any payments that are deemed to be "excess parachute payments" under Section 280G of the Code.

Maureen Adams Memorandum of Understanding In connection with the announcement of her retirement, Ms. Adams entered into a Memorandum of Understanding with the Company, which provided for (i) a 2025 bonus under the EAIP, with payout determined based on actual performance for the year ($615,101), (ii) continued vesting with respect to her outstanding RSU awards and PSU awards as if she remained employed with the Company through the last applicable vesting date and based on actual performance with respect to her PSU awards ($678,470, based on the December 31, 2025 closing price of CHDN of $113.78 and assuming target performance with respect to her PSU awards), (iii) a retention payment of $550,000, subject to her continued employment through December 31, 2025, and (iv) the termination of her Change in Control Agreement.

PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following disclosure about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Carstanjen, our Chief Executive Officer. To understand this disclosure, we think it is important to give context to our operations. Our business is seasonal and relies heavily on seasonal, part-time and hourly workers. In addition, our gaming business operation also employs many part time hourly employees. In total, approximately 75.2% of our workforce consists of hourly employees.

We strive to create a compensation program that is competitive in terms of both the position and the geographic location in which the employee is located. Accordingly, our pay structures vary among employees based on position and geographic location.

Identification of Median Employee

For 2025, we elected to use December 31, 2025 as the date on which to determine our median employee. As of December 31, 2025, we had approximately 8,685 employees. For purposes of identifying the median employee, we ran a report for all year-to-date taxable compensation for employees as of the selection date, and sorted by the total compensation.

Using this methodology, we determined our median employee was a full-time, hourly employee with an annual total compensation of $33,486. We used base cash compensation as our compensation measure as it is the principal form of compensation delivered to all of our employees and annualized compensation for full-time and part-time employees hired during 2025 who did not work an entire year. In determining the annual total compensation of the median employee, we calculated such employee’s compensation in accordance with Item 402(c)(2)(x) of Regulation S-K as required pursuant to SEC executive compensation disclosure rules. This calculation is the same calculation used to determine total compensation for purposes of the 2025 Summary Compensation Table with respect to each of the NEOs.

Ratio (2025)

Median Annual Total Compensation (excluding CEO)	$ 33,486
CEO Annual Total Compensation	$19,172,839
Pay Ratio	573 to 1

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.



PAY VERSUS PERFORMANCE

Pursuant to Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the Pay Versus Performance Table (set forth below) is required to include "Compensation Actually Paid," as calculated per SEC disclosure rules, to the Company's principal executive officer ("PEO") and the Company's non-PEO NEOs, as noted below. "Compensation Actually Paid" represents a new required calculation of compensation that differs significantly from the Summary Compensation Table calculation of compensation, the NEO's realized or earned compensation, as well as from the way in which the Compensation Committee views annual compensation decisions, as discussed in the CD&A. The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by NEOs, including with respect to RSUs and PSUs which remain subject to forfeiture if the vesting conditions are not satisfied.

					Value of Initial Fixed $100 Investment Based On:[4]			
Year[1]	Summary Compensation Table Total for PEO ($)[2]	Compensation Actually Paid to PEO ($)[3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[2]	Average Compensation Actually Paid to Non-PEO NEOs ($)[3]	Total Shareholder Return ($)[4]	Peer Group Total Shareholder Return ($)[5]	Net Income (Loss) (in millions) ($)	Adjusted EBITDA (in millions)[6]
2025	19,172,839	13,047,095	4,256,383	3,206,460	118.66	105.05	383.0	1,205.3
2024	15,103,663	20,419,147	4,147,757	5,452,616	138.75	108.90	426.8	1,159.2
2023	12,211,634	27,983,078	3,920,919	6,776,749	139.80	96.34	417.3	1,023.9
2022	12,093,113	7,804,678	3,849,991	2,945,887	109.18	69.64	439.4	763.6
2021	13,755,283	43,164,399	4,490,694	10,733,870	124.01	97.17	249.1	627.0

(1) Mr. Carstanjen served as the Company's PEO for the entirety of 2021, 2022, 2023, 2024, and 2025 and the Company's other NEOs for the applicable years were as follows:

- 2025: William E. Mudd; Marcia A. Dall; Bradley K. Blackwell; and Maureen Adams
- 2024: William E. Mudd; Marcia A. Dall; Bradley K. Blackwell; and Maureen Adams
- 2023: William E. Mudd; Marcia A. Dall; Bradley K. Blackwell; and Maureen Adams
- 2022: William E. Mudd; Marcia A. Dall; Bradley K. Blackwell; and Maureen Adams
- 2021: William E. Mudd; Marcia A. Dall; and Austin Miller

(2) Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of Mr. Carstanjen and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for the Company's NEOs other than Mr. Carstanjen.

(3) To calculate "Compensation Actually Paid" under SEC disclosure rules, adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. Reconciliations of the adjustments for Mr. Carstanjen and for the average of the other NEOs are set forth in the tables below. Based on the required methodology for calculating "Compensation Actually Paid" under SEC disclosure rules, "Compensation Actually Paid" fluctuates most significantly based on changes in the Company's stock price during the vesting period of the award. Accordingly, the values shown as "Compensation Actually Paid" reflect the increase or decrease in the value of such equity awards based on our stock price performance and, for the years prior to vesting, do not reflect compensation actually realized or earned by the NEO. Accordingly, the "Compensation Actually Paid" reflected below includes values for equity awards that may not be earned due to failure to satisfy the vesting conditions or may be earned at levels that differ from the amounts reported below based on the stock price as of the vesting date. The assumptions used to calculate the fair value for purposes of determining the "Compensation Actually Paid" are consistent with the methodology used for calculating the grant date fair value for financial reporting purposes and, in the case of PSUs, are valued based on the probable achievement of the performance condition as of the applicable measurement date or, upon vesting, based on actual achievement.

	PEO ($)					Other NEOs Average ($)				
	2025	2024	2023	2022	2021	2025	2024	2023	2022	2021
Summary Compensation Table - Total Compensation	19,172,839	15,103,663	12,211,634	12,093,113	13,755,283	4,256,383	4,147,757	3,920,919	3,849,991	4,490,694
- Grant Date Fair Value of Stock Awards Granted in Fiscal Year	(11,443,380)	(6,585,361)	(7,051,043)	(6,538,424)	(6,986,731)	(1,907,400)	(1,791,837)	(1,918,494)	(1,808,263)	(1,976,295)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	9,248,599	6,280,355	6,494,124	5,487,230	6,418,135	1,541,557	1,708,820	1,766,952	1,352,052	1,598,600
+/- Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	(995,971)	(457,671)	9,671,750	(5,857,318)	20,661,694	(264,766)	(108,023)	1,711,587	(925,963)	4,333,577
+ Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	1,853,187	1,234,340	1,227,821	1,039,698	1,257,372	308,903	335,877	334,085	204,821	355,672
+/- Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(4,788,179)	4,843,821	5,428,792	1,580,379	8,058,646	(728,217)	1,160,023	961,700	273,249	1,931,623
- Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—	—	—	—	—	—	—	—
= Compensation Actually Paid	13,047,095	20,419,147	27,983,078	7,804,678	43,164,399	3,206,460	5,452,616	6,776,749	2,945,887	10,733,870

(4) Pursuant to SEC rules, the comparison assumes $100 was invested on December 31, 2020. Historic stock price performance is not necessarily indicative of future stock price performance.

(5) The TSR Peer Group consists of the following peer group, which represents the same peer group used for our competitive compensation analysis, as described in "Factors Used to Evaluate Pay Decisions" in the CD&A.

- For 2024 and 2025, the peer group included Aristocrat Leisure Limited (ALL); Boyd Gaming Corporation (BYD); Caesars Entertainment, Inc. (CZR); DraftKings Inc. (DKNG); Flutter Entertainment PLC (FLTR); Gaming and Leisure Properties Inc. (GLPI); MGM Resorts International (MGM); PENN Entertainment, Inc. (PENN); Red Rock Resorts Inc. (RRR); Light & Wonder, Inc. (LNW); and Wynn Resorts, Limited (WYNN).
- For 2021, 2022, and 2023, the peer group included Aristocrat Leisure Limited (ALL); Boyd Gaming Corporation (BYD); Caesars Entertainment, Inc. (CZR); DraftKings Inc. (DKNG); Flutter Entertainment PLC (FLTR); Gaming and Leisure Properties Inc. (GLPI); Madison Square Garden Entertainment Corp (MSGE) (for 2023, subsequent to its selection as part of the peer group, this entity spun-off Sphere Entertainment Co (SPHR) into a stand-alone public company, with Sphere becoming the relevant peer company); MGM Resorts International (MGM); PENN Entertainment, Inc. (PENN); Red Rock Resorts Inc. (RRR); Light & Wonder, Inc. (LNW); and Wynn Resorts, Limited (WYNN).

(6) As noted in the CD&A, Adjusted EBITDA is viewed as a core driver of the Company's performance and shareholder value creation and, accordingly, the Compensation Committee utilized Adjusted EBITDA as elements in both the Company's Executive Annual Incentive Plan and Executive Long-Term Incentive Plan. Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, as further adjusted as described in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K for the year ended December 31, 2025.


CHURCHILL DOWNS
INCORPORATED

Relationship Between Pay and Performance

We believe the “Compensation Actually Paid” in each of the years reported above and over the multi-year cumulative period are reflective of the Compensation Committee’s emphasis on “pay-for-performance” as the “Compensation Actually Paid” fluctuated year-over-year, primarily due to the result of our stock performance and our varying levels of achievement against pre-established performance goals under our annual incentive program and PSU awards, including our Adjusted EBITDA performance.

Because of the focus of our executive compensation program towards long-term incentives through grants of PSUs and RSUs, the “Compensation Actually Paid” is most significantly impacted by changes in our stock price over the vesting period of the awards. In addition, this Pay Versus Performance disclosure is significantly impacted by the 7-Year Grants (as defined below). As further described in the Company’s Definitive Proxy Statement, filed with the SEC on March 13, 2019, on October 30, 2018, the Compensation Committee granted special, meaningful, stock unit awards (the “7-Year Grants”) to Messrs. Carstanjen and Mudd in the form of PSUs and RSUs. The 7-Year Grants were awarded to Messrs. Carstanjen and Mudd in recognition of the leadership and unique skills of these executives and to strengthen the retentive aspect of the Company’s executive compensation program in light of the expectation that there would be increased solicitation of Messrs. Carstanjen and Mudd for alternative employment opportunities. The 7-Year Grants were designed around three key elements: (1) inclusion of robust performance goals designed to reinforce the Company’s pay for performance philosophy, with no payout under the PSUs unless the Company’s TSR outperformed the median of the Russell 2000; (2) linkage to the Company’s share price appreciation and shareholder interests through a stock-settled award with 67% of the PSUs vesting based on our relative TSR performance and the value of the award subject to continued fluctuations in the Company’s stock price over the 7-year vesting period; and (3) appropriate leverage to provide a meaningful compensation opportunity while not promoting excessive risk-taking. Because the 7-Year Grants are not eligible for full vesting until the seventh anniversary of the grant date, the Pay Versus Performance disclosure will be impacted by stock price fluctuations over the course of the term of the award.

Sixty-seven percent (67%) of the 7-Year Grants were in the form of PSUs, with vesting based on the Company’s relative TSR performance versus the Russell 2000 over the three-year performance period (October 30, 2018 through October 29, 2021) and vesting occurring thereafter in twenty-five percent (25%) annual increments over four years based on the executive’s continued service through such date, beginning on the fourth anniversary of the grant date, totaling seven years to be fully vested.

The relationship between compensation paid and the pay of our NEOs is further explained below:

- *Relationship Between “Compensation Actually Paid” to the PEO and Average Other NEOs and the Company’s Cumulative TSR*—As calculated in accordance with the SEC disclosure rules, Mr. Carstanjen’s “Compensation Actually Paid” was impacted by the effect of the increase in 2021, and 2023, and the decline in 2022, 2024, and 2025, in the Company’s stock price on Mr. Carstanjen’s 7-Year Grant. Similarly, the other NEOs’ “Compensation Actually Paid” was impacted primarily by the effect of the change in stock price on Mr. Mudd’s 7-Year Grant. This relationship is further illustrated in the following chart which shows the alignment between our “Compensation Actually Paid” and TSR performance.


Compensation Actually Paid vs Company Shareholder Return
Compensation Actually Paid
Total Shareholder Return
$50,000,000
$45,000,000
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
$210.00
$190.00
$170.00
$150.00
$130.00
$110.00
$90.00
$70.00
$50.00
2021
2022
2023
2024
2025
Actually paid to PEO
Actually paid to non PEO NEOs
CHDN TSR

- *Relationship Between "Compensation Actually Paid" to the PEO and Average Other NEOs and the Company's Net Income and Adjusted EBITDA*—The "Compensation Actually Paid" to our NEOs is impacted by net income through the use of Adjusted EBITDA as a component in both the Company's Executive Annual Incentive Plan and Executive Long-Term Incentive Plan. The relationship between "Compensation Actually Paid" and the Company's net income and Adjusted EBITDA performance is further illustrated in the following chart:


Compensation Actually Paid vs Annual Net Income
Compensation Actually Paid
Annual Net Income (in millions)
$50,000,000
$45,000,000
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
$500.00
$400.00
$300.00
$200.00
$100.00
$-
$(100.00)
2021
2022
2023
2024
2025
Actually paid to PEO
Actually paid to non PEO NEOs
Net Income


Compensation Actually Paid vs Adjusted EBITDA
$50,000,000
$45,000,000
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
Compensation Actually Paid
$1,300.0
$1,200.0
$1,100.0
$1,000.0
$900.0
$800.0
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
Adjusted EBITDA (in millions)
2021
2022
2023
2024
2025
Actually paid to PEO
Actually paid to non PEO NEOs
Adjusted EBITDA

- *Relationship Between the Company's TSR and the Peer Group TSR*—Over the 2021 to 2025 time period, the Company's TSR has consistently outperformed the Peer Group TSR each year, as illustrated in the following chart:


Company and Selected Peer Group Shareholder Return
$150.00
$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
Total Shareholder Return
2021
2022
2023
2024
2025
CHDN TSR
Selected Peer Group TSR

Financial Performance Measures

As described in greater detail in the CD&A, our approach to executive compensation is designed to (i) attract and retain executives with the skills and experience needed to successfully grow the Company and create value for shareholders; (ii) create an entrepreneurial culture and mindset by de-emphasizing fixed pay (primarily salary) and focusing a significant percentage of compensation on at-risk pay elements (annual and long-term incentives); and (iii) motivate and reward executives for achieving exceptional performance supportive of creating value for shareholders over the long-term. Because of the focus of our executive compensation program towards long-term incentives through grants of PSUs and RSUs, our executive compensation program is designed to be strongly aligned with the interests of our shareholders and our executive compensation program is most significantly impacted by changes in our stock price.

Our executive compensation program is also designed so that compensation is tied to our performance against pre-established financial measures. The most important financial measures used by the Company to link “Compensation Actually Paid” (as defined by SEC rules) to the Company’s NEOs for the most recently completed fiscal year to the Company’s performance are:

- Adjusted EBITDA
- Multi-Year Cumulative Adjusted EBITDA
- 3-Year Cumulative Cash Flow
- Multi-Year Relative Total Shareholder Return

EQUITY COMPENSATION PLAN INFORMATION[1]

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders[2]	688,875[3][4]	-0-	3,054,205[5]
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	688,875	-0-	3,054,205

(1) This table provides information, as of December 31, 2025, about CHDN Common Stock that may be issued upon the exercise of options and settlement of other equity awards under all compensation plans under which equity securities are reserved for issuance.

(2) The equity compensation plans of the Company which have been approved by the shareholders of the Company and pursuant to which equity securities are authorized for issuance are the Churchill Downs Incorporated 2000 Employee Stock Purchase Plan (“Stock Purchase Plan”), the 2016 Plan, and the 2025 Plan.

(3) Includes 150,224 PSUs and 232,769 RSUs that were outstanding on December 31, 2025 under the 2016 Plan and the 2025 Plan. For purposes of this table, we have included the number of shares issuable under outstanding PSUs assuming performance targets are achieved. Please see the CD&A for further information regarding the 2025 PSUs, including performance metrics applicable to such awards.

(4) Because each participant in the Stock Purchase Plan has one option each plan year and that option consists of the number of shares which can be purchased, through exercise, at the end of the plan year using compensation deductions made throughout the plan year, no outstanding options, warrants or rights for a specific number of the Company’s securities to be issued upon exercise existed at December 31, 2025 and, therefore, none are included in this total for the Stock Purchase Plan.

(5) Of this total, as of December 31, 2025, 941,294 shares of Common Stock of the Company remained available for future issuance under the Stock Purchase Plan and 2,112,911 shares of Common Stock of the Company remained available for future issuance under the 2025 Plan. Stock awards under the 2025 Plan will be counted against the maximum number of shares as to which stock awards may be granted on a ratio of 1-to-1.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has adopted written policies and procedures for identifying and approving or ratifying related person transactions. The policies and procedures cover all related person transactions required to be disclosed under Item 404(a) of Regulation S-K. The Audit Committee is responsible for applying the policies and procedures. In evaluating related person transactions, the Audit Committee considers all factors it deems appropriate, including without limitation, whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, and whether products or services of a similar nature, quantity, or quality are readily available from alternative sources.

Directors of the Company may from time to time own or have interests in horses racing at the Company's tracks. All such races are conducted, as applicable, under the regulations of the Kentucky Horse Racing Commission, the Louisiana State Racing Commission, the Ohio State Racing Commission, the Maryland Racing Commission, the Virginia Racing Commission, and the Pennsylvania State Horse Racing Commission, and no director receives any extra or special benefit with regard to having his or her horses selected to run in races or in connection with the actual running of races.

In its ordinary course of business, the Company may enter into transactions with certain of its officers and directors for the sale of personal seat licenses and suite accommodations at its racetracks, and tickets for its live racing events. The Company believes that each such transaction has been on terms no less favorable for the Company than could have been obtained in a transaction with a third party and no such person received any extra or special benefit in connection with such transactions.

Since January 1, 2025, no transaction was identified as a related party transaction.


CHURCHILL DOWNS
INCORPORATED

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires that the Company's directors, executive officers and persons who beneficially own more than ten percent (10%) of the Company's Common Stock file certain reports with the SEC with regard to their beneficial ownership of the Common Stock. The Company is required to disclose in this Proxy Statement any failure to file or late filings of such reports. Based solely on our review of the forms filed with the SEC or written representations from certain reporting persons received by us, we believe that our directors, officers and persons who own more than ten percent (10%) of the Company's Common Stock have complied with all applicable filing requirements.

MULTIPLE SHAREHOLDERS SHARING THE SAME ADDRESS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single Proxy Statement or Notice addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

At this time, one or more brokers with accountholders who are Company shareholders will be “householding” our proxy materials. A single Proxy Statement or Notice will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholder. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate Proxy Statement or Notice, please notify your broker. You may direct your written request for a copy of the Proxy Statement or Notice to Churchill Downs Incorporated, Attn: Joseph Quinn, 600 N. Hurstbourne Parkway, Ste. 400, Louisville, Kentucky 40222, or at (502) 636-4400. If your broker is not currently “householding” (i.e., you received multiple copies of the Company’s Proxy Statement or Notice), and you would like to request delivery of a single copy, you should contact your broker.

PROPOSALS BY SHAREHOLDERS

Any shareholder proposal that may be included in the Board of Directors' Proxy Statement and proxy for presentation at the annual meeting of shareholders to be held in 2027 must be received by the Company at the principal executive office at 600 N. Hurstbourne Parkway, Ste. 400, Louisville, Kentucky 40222, Attention of the Secretary, no later than November 12, 2026. Pursuant to the Company's Amended and Restated Bylaws, proposals of shareholders intended to be presented at the Company's 2027 annual meeting of shareholders, but not included in the Proxy Statement, must be received by the Company at the principal executive offices of the Company not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Accordingly, any shareholder proposals intended to be presented at the 2027 annual meeting of shareholders of the Company must be received in writing by the Company at its principal executive offices no later than January 21, 2027, and no sooner than December 22, 2026 and otherwise comply with the requirements set forth in the Company's Amended and Restated Bylaws. Any proposal submitted before or after those dates will be considered untimely, and the Chairman shall declare that the business is not properly brought before the meeting and such business shall not be transacted at the annual meeting. In addition to satisfying the foregoing requirements under the Company's Amended and Restated Bylaws, shareholders who intend to solicit proxies in support of director nominees other than the management's nominees at the Company's 2027 annual meeting of shareholders must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than February 22, 2027.

By Order of the Board of Directors

R. ALEX RANKIN
Chairman

BRADLEY K. BLACKWELL
Executive Vice President and
General Counsel,
Secretary

Louisville, Kentucky
March 12, 2026

PLEASE VOTE BY TELEPHONE OR OVER THE INTERNET
IF YOU CANNOT ATTEND VIRTUALLY

APPENDIX A

We use non-GAAP measures, including Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization). We believe that the use of Adjusted EBITDA as a key performance measure of results of operations enables management and investors to evaluate and compare from period to period our operating performance in a meaningful and consistent manner. Our chief operating decision maker utilizes Adjusted EBITDA to evaluate segment performance, develop strategy, and allocate resources. Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with GAAP) as a measure of our operating results.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted for the following:

Adjusted EBITDA includes our portion of EBITDA from our equity investments and the portion of EBITDA attributable to noncontrolling interests.

Adjusted EBITDA excludes:

- Transaction expense, net which includes:
  - Acquisition, disposition, and property sale related charges; and
  - Other transaction expense, including legal, accounting, and other deal-related expense;
- Stock-based compensation expense;
- Rivers Des Plaines’ impact on our investments in unconsolidated affiliates from legal reserves, and transaction costs;
- Asset impairments, net;
- Gain on property sales;
- Legal reserves;
- Pre-opening expense; and
- Other charges, recoveries, and expenses

The property associated with Arlington International Racecourse (“Arlington”) was sold on February 15, 2023 to the Chicago Bears. Arlington’s results and exit costs in 2023 are treated as an adjustment.

On June 26, 2023, the Company’s management agreement for Lady Luck in Farmington, Pennsylvania expired and was not renewed.


CHURCHILL DOWNS
INCORPORATED

Reconciliation of Net Income to Adjusted EBITDA:

(in millions)	Years Ended December 31, 2025	2024	2023
Net income attributable to Churchill Downs Incorporated	$ 383.0	$ 426.8	$ 417.3
Net income attributable to noncontrolling interest	2.5	2.3	
Net income	385.5	429.1	417.3
Adjustments:			
Depreciation and amortization	233.1	199.1	169.0
Interest expense	297.7	289.8	268.4
Income tax provision	146.9	144.1	144.5
Stock-based compensation expense	30.2	36.1	32.9
Legal reserves	—	—	(1.2)
Pre-opening expense	11.7	29.6	18.6
Arlington exit costs	—	—	9.4
Other expense, net	10.1	4.2	7.0
Transaction (benefit) expense, net	5.1	(12.1)	4.8
Asset impairments, net	47.5	3.9	24.6
Other income, expense:			
Interest, depreciation and amortization expense related to equity investments	38.6	42.0	40.2
Rivers Des Plaines' legal reserves and transactions costs	—	0.3	—
Other charges and recoveries, net	(1.1)	(6.9)	2.4
Gain on the sale of assets	—	—	(114.0)
Total adjustments	819.8	730.1	606.6
Adjusted EBITDA	$1,205.3	$1,159.2	$1,023.9


2025 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-33998

Churchill Downs Incorporated

(Exact name of registrant as specified in its charter)

Kentucky	**61-0156015**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
600 North Hurstbourne Parkway, Suite 400	
Louisville, Kentucky	**40222**
(Address of principal executive offices)	**(Zip Code)**

(502) 636-4400

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, No Par Value	Trading Symbol(s)	The Nasdaq Stock Market LLC
(Title of each class registered)	CHDN	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by a check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of February 19, 2026, 69,696,376 shares of the Registrant's Common Stock were outstanding. As of June 30, 2025 (based upon the closing sale price for such date on the Nasdaq Stock Market), the aggregate market value of the shares held by non-affiliates of the Registrant was $6,693,961,648. For the purposes of this disclosure only, the registrant has assumed that its directors and executive officers (as defined in Rule 3b-7 under the Exchange Act) are the affiliates of the registrant.

Portions of the Registrant's Proxy Statement for its Annual Meeting of Shareholders to be held on April 21, 2026 are incorporated by reference herein in response to Items 10, 11, 12, 13 and 14 of Part III of Form 10-K.

CHURCHILL DOWNS INCORPORATED
INDEX TO ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2025

Part I

Part II

Part III

Part IV

Cautionary Statement Regarding Forward-Looking Information

This Annual Report on Form 10-K ("Report") contains various "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "seek," "should," "will," "scheduled," and similar words or similar expressions (or negative versions of such words or expressions), although some forward-looking statements are expressed differently.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors, that could cause actual results to differ materially from expectations include the following: the occurrence of extraordinary events, such as terrorist attacks, public health threats, civil unrest, and inclement weather, including as a result of climate change; the effect of economic conditions on our consumers' confidence and discretionary spending or our access to credit, including the impact of inflation; changes in, or new interpretations of, applicable tax laws or rulings that could result in additional tax liabilities; the impact of any pandemics, epidemics, or outbreaks of infectious diseases, and related economic matters on our results of operations, financial conditions and prospects; lack of confidence in the integrity of our core businesses or any deterioration in our reputation; negative shifts in public opinion regarding gambling that could result in increased regulation of, or new restrictions on, the gaming industry; loss of key or highly skilled personnel, as well as general disruptions in the general labor market; the impact of significant competition, and the expectation that competition levels will increase; changes in consumer preferences, attendance, wagering, and sponsorships; risks associated with equity investments, strategic alliances and other third-party agreements; inability to respond to rapid technological changes in a timely manner; concentration and evolution of slot machine and historical racing machine ("HRM") manufacturing and other technology conditions that could impose additional costs; failure to enter into or maintain agreements with industry constituents, including horsemen and other racetracks; cybersecurity risk, including cyber-security breaches, or loss or misuse of our confidential information as a result of a breach including customers' personal information, or IT system operational disruptions, could lead to government enforcement actions or other litigation; costs of compliance with increasingly complex laws and regulations regarding data privacy and protection of personal information; reliance on our technology services and catastrophic events, system failures, errors or defects disrupting our operations; inability to identify, complete, or fully realize the benefits of our proposed acquisitions, divestitures, development of new venues or the expansion of existing facilities on time, on budget, or as planned; difficulty in integrating recent or future acquisitions into our operations; cost overruns and other uncertainties associated with the development of new venues and the expansion of existing facilities; general risks related to real estate ownership and significant expenditures, including risks related to environmental liabilities; personal injury litigation related to injuries occurring at our racetracks; compliance with the Foreign Corrupt Practices Act or other similar laws and regulations, or applicable anti-money laundering regulations; payment-related risks, such as risk associated with fraudulent credit card or debit card use; work stoppages and labor problems; risks related to pending or future legal proceedings and other actions; highly regulated operations and changes in the regulatory environment could adversely affect our business; restrictions in our debt facilities limiting our flexibility to operate our business; failure to comply with the financial ratios and other covenants in our debt facilities and other indebtedness; increases to interest rates, disruption in the credit markets or changes to our credit ratings may adversely affect our business; increase in our insurance costs, or inability to obtain similar insurance coverage in the future, and any inability to recover under our insurance policies for damages sustained at our properties in the event of inclement weather and casualty events; and other factors described in Item 1A. Risk Factors, of this Report and in other filings we make with the Securities and Exchange Commission.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1. BUSINESS

Overview

Churchill Downs Incorporated ("CDI" or the "Company") has been creating extraordinary entertainment experiences for over 150 years, beginning with the Company's most iconic and enduring asset, the Kentucky Derby. Headquartered in Louisville, Kentucky, CDI has expanded through the acquisition, development, and operation of live and historical racing entertainment venues, the growth of the online wagering businesses, and the acquisition, development, and operation of regional casino gaming properties.

Business Segments

The Company manages its business through three reportable segments: Live and Historical Racing, Wagering Services and Solutions, and Gaming. We aggregate our other businesses as well as certain corporate operations in All Other. We report net revenue and operating expense associated with these reportable segments and other information about these segments in Part II, Item 8. Financial Statements and Supplementary Data, contained within this Report. Further discussion of segment financial information, and our planned investments in segment properties, is set forth in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations contained within this Report.

Live and Historical Racing

The Live and Historical Racing segment includes live and historical pari-mutuel racing related revenue and expenses at Churchill Downs Racetrack and our historical racing properties in Kentucky, Virginia, and New Hampshire.

Our Live and Historical Racing properties earn commissions primarily from pari-mutuel wagering on live and historical races, simulcast fees earned from other wagering sites, fees from racing event-related services including admissions, personal seat licenses, sponsorships, television rights, other miscellaneous services, and revenue from food and beverage services.

Churchill Downs Racetrack

Churchill Downs Racetrack is in Louisville, Kentucky and is an internationally known thoroughbred racing operation best known as the home of our iconic flagship event, the Kentucky Derby. Thoroughbred racing has been conducted at Churchill Downs Racetrack since 1875. The Kentucky Derby is the longest continuously held annual sporting event in the U.S. and is the first race of the annual series of races for 3-year-old thoroughbreds known as the Triple Crown. The demographic profile of our guests, global television viewership, and long-running nature of this iconic event are attractive to sponsors and corporate partners, especially those with luxury and/or marquee brands.

Churchill Downs Racetrack is located on 175 acres and has a one-mile dirt track, a 7/8-mile turf track, a stabling area, and a variety of areas, structures, and buildings that provide reserved seating for our patrons. Churchill Downs Racetrack conducts approximately 80 live race days each year

Churchill Downs Racetrack has one of the largest 4K video boards in the world sitting 80 feet above the ground and measuring 171 feet wide by 90 feet tall. This video board provides views of the finish line and the entire race for on-track guests, including those in the infield and guests along the entire front side of the racetrack. The facility also has permanent lighting to accommodate night races. We have a saddling paddock and our stable area has barns sufficient to accommodate 1,400 horses and a 114-room dormitory for backside personnel. We have a state-of-the-art equine medical center and quarantine barns on the backside area of Churchill Downs Racetrack which reinforces our ongoing commitment to equine safety and supports our long-term international growth strategy. The Churchill Downs Racetrack facility also includes a simulcast wagering area. We also own 83 acres of land at our auxiliary training facility, which is five miles from Churchill Downs Racetrack.

In 2002, we transferred title of the Churchill Downs Racetrack facility to the City of Louisville, Kentucky and entered into a 30-year lease for the facility as part of the financing of improvements to the Churchill Downs Racetrack facility. We can reacquire the facility at any time for $1.00 subject to the terms of the lease.

Since 2021, we have completed several major multi-year capital investments at Churchill Downs Racetrack: The Homestretch Club, the First Turn Club, the Jockey Club Suites renovation, the Paddock Project, and the Starting Gate Pavilion and Courtyard. These investments transformed key areas of Churchill Downs Racetrack that enhance the experience for our guests.

The Starting Gate Pavilion and Courtyard was completed for the 151st running of the Kentucky Derby. The renovations transformed existing outdoor aluminum bleachers into updated seating options including covered and uncovered stadium-style seats as well as rail boxes along the dirt track's outer rail that offer a "trackside" seating experience where guests can watch horses break from the Kentucky Derby Starting Gate. The renovations created a more upscale social environment by converting the existing second-floor amenity area into a covered outdoor garden environment with new concessions, bars and wagering windows.

The Company is investing up to $30 million to renovate the existing Finish Line Suites and The Mansion to enhance the existing areas and provide improved amenities for the 152nd Kentucky Derby in May 2026. The Company is also investing $280-$300 million to build a new building on the first turn of the Churchill Downs Racetrack between the First Turn Club and the Skye Terrace. The Company anticipates construction of this new building will begin following the 2026 Kentucky Derby and will be completed by the 2028 Kentucky Derby.

Historical Racing Entertainment Venues

The following table summarizes key information regarding our current historical racing entertainment venues:

Location	Property	Floor Space (Sq. ft.)	Historical Racing Machines ("HRMs")	Retail Sportsbook[a]
Kentucky				
Louisville	Derby City Gaming & Hotel	55,000	1,270	✓
Louisville	Derby City Gaming Downtown	43,000	450	✓
Northern	Turfway Park	45,000	810	✓
Northern	Newport	23,000	460	✓
Southwestern	Oak Grove	55,000	1,240	✓
Southwestern	Marshall Yards	9,000	225	✓
Western	Ellis Park	40,000	300	✓
Western	Owensboro	30,000	600	✓
Virginia				
Central	Colonial Downs / Rosie's New Kent	21,000	490	N/A
Central	Rosie's Richmond	55,000	1,200	N/A
Central	Roseshire / Henrico	7,000	175	N/A
Northern	The Rose	58,000	1,610	N/A
Southern	Rosie's Hampton	38,000	700	N/A
Southern	Rosie's Emporia	22,000	150	N/A
Southern	Rosie's Collinsville	2,000	40	N/A
Western	Rosie's Vinton	33,000	470	N/A
New Hampshire				
Salem	Chasers	4,000	N/A	N/A
Total		**540,000**	**10,190**	

[a] The Company's retail sports betting business is included in the Wagering Services and Solutions segment.

Kentucky

Louisville

Derby City Gaming & Hotel ("Derby City Gaming") opened in September 2018 in Louisville, Kentucky. Derby City Gaming is a state-of-the-art HRM facility located at the Churchill Downs Racetrack auxiliary training facility and has a center bar with large format televisions, two food venues, an open-air gaming patio, and a retail sportsbook.

Derby City Gaming was expanded in the second quarter of 2023. The expansion included a 123-room hotel, a VIP gaming area, a sports bar, a stage for live entertainment, and an upscale restaurant and bar.

Derby City Gaming Downtown ("DCG Downtown") opened in December 2023 in downtown Louisville, Kentucky. DCG Downtown has a gaming area, a main-level sports bar with a stage for live entertainment, a premium bourbon bar, an elegant wine lounge for guests, including locals, tourists, and convention attendees, and a retail sportsbook.

Northern Kentucky

Newport Racing & Gaming ("Newport") opened in October 2020 and is located within three miles of Cincinnati, Ohio. Newport is an HRM entertainment venue that includes a simulcast area, food and beverage offerings, and a retail sportsbook.

Turfway Park Racing & Gaming ("Turfway Park") opened in September 2022 in Northern Kentucky. Turfway Park is a state-of-the-art live thoroughbred racing and HRM entertainment venue with an event center, food and beverage offerings, and a retail sportsbook.

Southwestern Kentucky

Oak Grove Racing, Gaming & Hotel ("Oak Grove") opened in 2020 and is located approximately one-hour north of Nashville, Tennessee. Oak Grove is a premier live harness racing and HRM entertainment venue with a 151-room hotel, an event center, an amphitheater, recreational vehicle park, equestrian center, a retail sportsbook and a simulcast wagering area.

Marshall Yards Racing & Gaming ("Marshall Yards") held its grand opening on February 25, 2026 in Calvert City, Kentucky. The new state-of-the-art HRM entertainment venue has 225 HRMs, food and beverage offerings, a retail sportsbook, and a simulcast wagering area.

Western Kentucky

Ellis Park Racing & Gaming ("Ellis Park") was acquired by the Company in September 2022 and is located five miles from Evansville, Indiana. Ellis Park is a live thoroughbred racing and HRM entertainment venue with food and beverage offerings, a retail sportsbook, and a simulcast wagering area.

Owensboro Racing & Gaming ("Owensboro") opened in February 2025 in Owensboro, Kentucky with 600 HRMs, food and beverage offerings, a retail sportsbook, and a simulcast wagering area.

Virginia

Northern Virginia

The Rose Gaming Resort ("The Rose") in Dumfries, Virginia was opened by the Company in November 2024 with 1,650 HRMs, a 102-room hotel, eight food and beverage offerings, and a simulcast wagering area. The Company consolidated the Dumfries HRM venue in Dumfries, Virginia into The Rose in August 2025.

Central Virginia

Rosie’s Richmond in Richmond, Virginia was opened in June 2019 and acquired by the Company in November 2022. Rosie's Richmond was expanded in 2025 and now features 1,200 HRMs, food and beverage offerings, a center bar, and a simulcast wagering area.

Colonial Downs Racetrack ("Colonial Downs") in New Kent, Virginia was opened in June 2019 and acquired by the Company in November 2022. Colonial Downs has a dirt track, the widest turf track oval in North America, food and beverage offerings, a simulcast wagering area, and one off-track betting facility ("OTB"). Colonial Downs conducts approximately 30 - 40 live race days each year with plans to increase up to 50 live race days per year. The Company created the Virginia Derby in March of each year as a qualifying race to the Kentucky Derby.

Roseshire Gaming Parlor ("Roseshire") in Henrico County, Virginia was opened by the Company in September 2025 with 175 HRMs, food and beverage offerings, and a simulcast wagering area.

Southern Virginia

Rosie’s Hampton in Hampton, Virginia was opened in October 2019 and acquired by the Company in November 2022 and features 700 HRMs, food and beverage offerings, and a simulcast wagering area.

Rosie's Emporia in Emporia, Virginia was opened in September 2023 with 150 HRMs, food and beverage offerings, and a simulcast wagering area.

Rosie's Collinsville in Collinsville, Virginia was opened in July 2021 and acquired by the Company in November 2022 and features approximately 40 HRMs and a simulcast wagering area.

Western Virginia

Rosie’s Vinton in Vinton, Virginia was opened in May 2019 and acquired by the Company in November 2022 and features 470 HRMs, food and beverage offerings, and a simulcast wagering area.

New Hampshire

The Company acquired 90% of the outstanding equity interests related to Casino Salem in Salem, New Hampshire in August 2025. The Company announced in January 2026 that Casino Salem will be redeveloped as Rockingham Grand Casino ("Rockingham"). Rockingham will occupy a 160,000 square-foot facility at Rockingham Mall. The venue will feature 825 historical racing machines, 32 table games, 12 electronic table game seats, a 900-seat live entertainment venue, food and beverage offerings, including a center bar and full-service sports bar and restaurant. The Company plans to open Rockingham in mid-2027 with an expected capital investment of $180-200 million.

Chasers Poker Room ("Chasers") in Salem, New Hampshire was acquired in 2022. Chasers is a charitable gaming facility that offers poker and a variety of table games.

Wagering Services and Solutions

The Wagering Services and Solutions segment includes the revenue and expenses from TwinSpires, United Tote Company ("United Tote"), Exacta Systems, LLC ("Exacta"), and sports betting.

TwinSpires

TwinSpires is an advance deposit wagering ("ADW") business that operates the online horse racing wagering business for TwinSpires.com, BetAmerica.com, and other white-label platforms, facilitates high dollar wagering by certain customers, and provides the Bloodstock Research Information Services platform for horse racing statistical data. TwinSpires is one of the largest and most profitable legal online horse racing wagering platforms in the U.S. TwinSpires is headquartered in Louisville, Kentucky. TwinSpires accepts pari-mutuel wagers through ADW from customers residing in certain states who establish and fund an account from which these customers may place wagers via telephone, mobile applications, or through the Internet. This business is licensed as a multi-jurisdictional simulcasting and interactive wagering hub in the state of Oregon and holds licenses from various other states where applicable. This business also offers customers streaming video of live horse races, replays, and an assortment of racing and handicapping information. BetAmerica.com is an online wagering business licensed under TwinSpires that offers wagering on horse racing throughout the U.S. We also provide technology services to third parties, including FanDuel and DraftKings, and we earn commissions from white label ADW products and services. Under these arrangements, we typically provide an ADW platform and related operational services while the third-party typically provides the brand, marketing, and limited customer functions.

United Tote

United Tote manufactures and operates pari-mutuel wagering systems for racetracks, OTBs, and other pari-mutuel wagering businesses. United Tote provides totalisator services which accumulate wagers, calculate payoffs, and display wagering data to patrons who wager on horse races. United Tote has contracts to provide totalisator services to several third-party racetracks, OTBs, and other pari-mutuel wagering businesses and provides these services at our facilities.

In April 2024, the Company completed the sale of 49% of United Tote, a wholly owned subsidiary of CDI, to NYRA Content Management Solutions, LLC ("NYRA"), a subsidiary of the New York Racing Association, Inc.

Exacta

Exacta was acquired by the Company in August 2023. Exacta is a leading provider of central determinant system technology in HRMs across the country. Exacta's system architecture supports multiple game vendors and virtually unlimited math modeling capabilities on a single central determinant system enabling Exacta to deliver a diverse gaming library to Company owned and third-party HRM entertainment venues in Virginia, Kentucky, Wyoming, New Hampshire, Kansas, and Alabama. Exacta is also expanding internationally.

Sports Betting

Our sports betting business includes the results of our retail sportsbooks at our wholly owned properties and online sports betting through third parties. We have executed strategic third-party market access agreements with Bet365 in Pennsylvania, Golden Nugget in Indiana, and with various market access partners in Kentucky.

Gaming

The Gaming segment includes revenue and expenses for the casino properties and associated racetracks which support the casino license. The Gaming segment generates revenue and expenses from slot machines, table games, video lottery terminals ("VLTs"), video poker, HRMs, ancillary food and beverage services, hotel services, commission on pari-mutuel wagering, racing event-related services, and other miscellaneous operations.

The following table summarizes key information regarding our gaming properties:

State	Property	Acres	Casino Space (Sq. ft.)	Slots and Video Lottery Terminals[(a)]	Table Games	Hotel Rooms	Retail Sportsbook[(b)]
Wholly owned							
Florida	Calder Casino	54	53,000	1,070	6	N/A	N/A
Indiana	Terre Haute Casino Resort	48	36,000	1,040	38	122	✓
Iowa	Hard Rock Iowa	15	37,000	680	16	54	✓
Louisiana	Fair Grounds Race Course and Slots and Video Services LLC	145	33,000	1,540	N/A	N/A	✓
Maine	Oxford Casino and Hotel	97	40,000	955	22	107	✓
Maryland	Ocean Downs Casino and Racetrack	167	70,000	900	19	N/A	✓
Mississippi	Harlow's Casino Resort and Spa	85	33,000	660	13	105	✓
Mississippi	Riverwalk Casino Hotel	22	25,000	560	11	76	✓
New York	del Lago Resort and Casino	83	99,000	1,665	80	205	✓
Pennsylvania	Presque Isle Downs and Casino	270	61,000	1,525	31	N/A	✓
Equity Investments							
Illinois	Rivers Casino Des Plaines	21	78,000	1,510	120	N/A	✓
Ohio	Miami Valley Gaming and Racing	120	81,000	2,230	N/A	N/A	✓
	Total		646,000	14,335	356	669	

[(a)] Includes video poker machines at Fair Grounds Race Course and Slots and Video Services LLC.

[(b)] The Company's retail sports betting business at its wholly owned properties is included in the Wagering Services and Solutions segment.

Wholly owned gaming properties

Florida

Calder Casino ("Calder") in Miami Gardens, Florida is located near Hard Rock Stadium, home of the Miami Dolphins. Calder is a gaming facility with food and beverage offerings and an entertainment venue. Calder is located on 54 acres of land, and the Company may sell 15-20 acres of this land in the future for retail development.

Indiana

The Terre Haute Casino Resort ("Terre Haute") was opened by the Company in April 2024 and a hotel was opened by the Company in May 2024 in Terre Haute, Indiana. Terre Haute is a gaming facility with food and beverage offerings and a retail sportsbook.

Iowa

Hard Rock Hotel and Casino in Sioux City, Iowa ("Hard Rock Iowa") was acquired in November 2022 and is a gaming facility with a hotel, food and beverage offerings, entertainment venues, and a retail sportsbook.

Louisiana

Fair Grounds Race Course & Slots ("Fair Grounds") in New Orleans, Louisiana is a gaming facility and racecourse with food and beverage offerings, a simulcast wagering area, dirt and turf track, and stabling area. Fair Grounds conducts approximately 75 live racing days each year. The facility includes clubhouse and grandstand seating for approximately 5,000 guests, a general admissions area, food and beverage offerings, and a retail sportsbook. The stable area consists of barns that can accommodate approximately 1,900 horses and living quarters for approximately 130 people. Fair Grounds also owns and operates 13 OTBs. Video Services LLC ("VSI") is the owner and operator of video poker machines in all 13 of those OTBs in Louisiana.

Maine

Oxford Casino and Hotel in Oxford, Maine is a gaming facility with a hotel, food and beverage offerings, and a retail sportsbook.

Maryland

Ocean Downs Casino and Racetrack ("Ocean Downs") in Berlin, Maryland is a gaming facility with food and beverage offerings, a retail sportsbook, and a racetrack that conducts approximately 45 live harness racing days each year.

Mississippi

Harlow's Casino Resort and Spa in Greenville, Mississippi is a gaming facility with a hotel, food and beverage offerings, and a retail sportsbook.

Riverwalk Casino Hotel in Vicksburg, Mississippi is a gaming facility with a hotel, food and beverage offerings, and a retail sportsbook.

New York

Del Lago Resort and Casino ("del Lago") in Waterloo, New York was acquired by the Company in November 2022. Del Lago is a gaming facility with a hotel, food and beverage offerings, and a retail sportsbook.

Pennsylvania

Presque Isle Downs and Casino ("Presque Isle") in Erie, Pennsylvania is a gaming facility with food and beverage options, an entertainment venue, a retail sportsbook, and thoroughbred racetrack that conducts approximately 80 live racing days each year.

Equity Investments

Illinois

The Company has a 61.3% equity ownership in Midwest Gaming Holdings, LLC ("Midwest Gaming"), the parent company of Rivers Casino Des Plaines ("Rivers Des Plaines"). Rivers Des Plaines in Des Plaines, Illinois is a gaming facility with food and beverage offerings, a ballroom for private events and live entertainment, and a retail sportsbook.

Ohio

The Company has a 50% equity investment in Miami Valley Gaming and Racing ("MVG"). MVG is located just north of Cincinnati, Ohio and is a gaming entertainment venue with a harness racetrack, food and beverage offerings, a simulcast wagering area, and a retail sportsbook.

All Other

All Other includes our captive insurance company and certain corporate operations.

Corporate

Corporate includes miscellaneous and other revenue, compensation expense, professional fees, and other general and administrative expense not allocated to our segments.

Competition

Overview

We operate in a highly competitive industry. The industry faces competition for discretionary consumer spending from a variety of sources, including spectator sports, sports wagering, and other entertainment and gaming options.

Legalized gambling is currently permitted in various forms in many states in the U.S. Additional states in the U.S. could legalize gambling in the future, and established gaming jurisdictions could award additional gaming licenses or permit the expansion of existing gaming operations. If additional gaming opportunities become available near our racing or gaming operations, such gaming operations could have a material adverse impact on our business.

Live and Historical Racing

In 2025, approximately 29,000 thoroughbred horse races were conducted in the U.S., which was down 4.7% compared to 2024. As a racetrack operator, we compete for horses with other racetracks running live racing meets at or near the same time as our races. Our ability to compete is substantially dependent on the racing calendar, number of horses racing, and purse sizes. As a content provider, we compete for wagering dollars in the simulcast market with other racetracks conducting races at or near the same times as our races. In recent years, competition has increased as more states legalize gaming and allow slot machines at racetracks with mandatory purse contributions. Our HRM entertainment venues in Kentucky, Virginia, and New Hampshire compete with regional casinos in the area and other forms of legal and illegal gaming.

Wagering Services and Solutions

TwinSpires

TwinSpires competes with other ADW businesses for both customers and racing content, as well as brick-and-mortar racetracks, casinos, OTBs, and other forms of legal and illegal sports betting.

Exacta

Exacta competes with HRM and other central determinant systems providers for casino and racino operations.

Sports Betting

Our retail sports betting business competes for customers with retail, mobile, and online offerings from commercial brick-and-mortar casinos and racetracks. We also compete with daily fantasy sports gaming companies that are expanding into mobile and online sports betting and iGaming, international sports betting businesses looking to expand into the U.S. market, and other forms of legal and illegal sports betting and iGaming operations.

Gaming

Our Gaming properties operate in highly competitive environments. Our brick-and-mortar casinos compete with traditional and Native American casinos, VLTs, state sponsored lotteries, online gambling, and other forms of legalized and illegal gaming in the U.S. and other jurisdictions.

Human Capital - Our People

We believe our people are essential to our operations and fundamental to the long-term success of our Company.

As of December 31, 2025, we had approximately 9,000 team members, including approximately 6,600 that are full-time. We also have seasonal employees primarily in the second quarter, coinciding with the Kentucky Derby.

As of the same date, approximately 840 of the Company's full-time team members were covered by 11 collective bargaining agreements. We have not experienced any material operational disruptions due to labor disputes.

Talent Acquisition, Development and Retention

We are committed to attracting, developing, and retaining top talent. Our approach emphasizes a clear purpose and strategy, setting ambitious goals, fostering accountability, continuously assessing and advancing talent, and driving a leadership-led culture of growth. We provide opportunities for team members to expand their expertise within their current roles while also encouraging skill development across different areas of the Company.

Talent reviews and succession planning are conducted regularly with our Chief Executive Officer and Board of Directors, with a focus on accelerating career development, strengthening leadership pipelines, and fostering a breadth of perspectives and experiences within our workforce.

Compensation, Benefits, Safety and Wellness

We strive to offer competitive salaries and wages and provide comprehensive health and retirement benefits, as well as voluntary benefits and paid time-off programs to eligible team members.

We also provide supplementary benefits aimed at promoting physical, emotional, and financial well-being. The safety of our team members, customers, and community remains a top priority, and we have established safety programs across all our properties.

Governmental Regulations and Potential Legislative Changes

We are subject to various federal, state, local, and international laws and regulations that affect our businesses. The ownership, operation, and management of our Live and Historical Racing, Wagering Services and Solutions, and Gaming segments are subject to regulation under the laws and regulations of each of the jurisdictions in which we operate. Our businesses and properties are also subject to legislative actions at both the federal and state level.

Live and Historical Racing Regulations

Horse racing is a highly regulated industry. In the U.S., interstate pari-mutuel wagering on horse racing is subject to the Interstate Horseracing Act of 1978, as amended in 2000 ("IHA"). Under the IHA, racetracks and ADWs can accept interstate off-track wagers if the racetracks and ADWs have approvals from (1) the host horse racetrack including a written agreement with the horsemen's group, if applicable, (2) the host racing commission, and (3) the off-track racing commission. If these requirements are met, racetracks can commingle wagers from different racetracks and wagering facilities and broadcast horse racing events to other licensed establishments.

In the U.S., individual states regulate the operations of racetracks located within their respective jurisdictions with the intent to, among other things, protect the public from unfair and illegal gambling practices, generate tax revenue, license racetracks and operators and prevent organized crime from being involved in the industry. Although the specific form may vary, states that regulate horse racing generally do so through a horse racing commission or other gambling regulatory authority. In general, regulatory authorities perform background checks on all racetrack owners prior to granting the necessary operating licenses. Horse owners, trainers, jockeys, drivers, stewards, judges, and backside personnel are also subject to licensing by governmental authorities.

The total number of days on which each racetrack conducts live racing may fluctuate annually based on applications and approvals.

Louisiana

In Louisiana, the 2021 Historical Horse Racing Act (the "2021 HHR Act") allows off-track betting facilities ("OTBs") to have up to 50 HRMs. On October 25, 2022, a number of individual plaintiffs associated with video poker and truck stops, filed a lawsuit in the 19th Judicial District Court in East Baton Rouge, Louisiana against certain racetracks in Louisiana, including our Fair Grounds Race Course and Slots property, alleging that the 2021 HHR Act is unconstitutional to the extent it purports to permit historical racing in a parish without a referendum.

On February 23, 2024, the judge issued a ruling in favor of plaintiffs granting summary judgment stating that: (i) historical horseracing is a new form of gaming not specifically authorized by law prior to 1996; (ii) historical horseracing may not be conducted in any parish of the state unless voters approve it through referendum; and (iii) the 2021 HHR Act that authorized historical horseracing is unconstitutional. The summary judgment was entered on March 18, 2024, and the Company, along with other interested parties including the Louisiana Racing Commission, filed a joint motion for a suspensive appeal on March 26, 2024. The suspensive appeal allowed the continued operation of HHR during the pendency of the appeal before the Louisiana Supreme Court. The Louisiana Supreme Court issued an opinion on March 21, 2025 affirming the ruling of the District Court, which stated the 2021 HHR Act is unconstitutional, and that before historical horse racing is licensed or permitted to be conducted in a parish it first requires a voter referendum in the applicable parish. The Louisiana Supreme Court denied the Company's Application for Rehearing on May 8, 2025. The opinion became final and enforceable as of this date, at which time the Company discontinued its HRM operations in Louisiana and moved the HRMs in the Louisiana OTBs to other HRM venues, primarily located in Virginia. The reduction in revenues resulting from the removal of the HRMs from our OTBs in Louisiana has negatively impacted the comparability of the 2025 Louisiana results to the prior year. The results of the HRMs in Louisiana operations were reported in our Gaming segment.

Wagering Services and Solutions Regulations and Potential Legislative Changes

TwinSpires is licensed in Oregon under a multi-jurisdictional simulcasting and interactive wagering totalisator hub license issued by the Oregon Racing Commission in accordance with Oregon law and the IHA. We also hold ADW licenses in certain other states where appropriate. Changes in the form of new legislation or regulatory activity at the state or federal level could adversely impact our mobile and online ADW business.

Exacta holds licenses in several jurisdictions to provide HRM technology to facilities that operate HRMs. Changes in legislation or regulation in these jurisdictions to enable other forms of gaming could adversely impact our Exacta business.

Sports Betting and iGaming Regulations and Potential Legislative Changes

In May 2018, the United States Supreme Court struck down the 1992 Professional and Amateur Sports Protection Act, which had effectively banned sports wagering in most states. Removal of the ban gave states the authority to authorize sports wagering. Sports betting has been authorized and is operational in thirty-nine states and the District of Columbia as of December 31, 2025. Each state has different structures for the number of allowable industry participants, license fees, taxes, and other operational requirements and some states have recently passed legislature to increase taxes related to sports betting.

As of December 31, 2025, the Company and the entities in which it holds investments are operational in eleven states for retail sports betting.

As of December 31, 2025, iGaming is authorized and operational in seven states including Pennsylvania, Michigan, Connecticut, New Jersey, West Virginia, Delaware, and Rhode Island. Maine authorized iGaming in January 2026; however, it is unclear when iGaming will be operational in Maine. Other states have iGaming bills proposed in their jurisdictions. If iGaming is authorized and becomes operational in any of the states where we have brick-and-mortar casinos or HRM venues, it could have an adverse impact on our business.

Prediction markets are an emerging category of event-based contracts that allow participants to take positions on the outcome of future events, including sporting events, and are currently subject to regulation by the Commodity Futures Trading Commission. However, a number of states and state regulators have taken the position that certain prediction market contracts, particularly those based on sporting events, are subject to state gambling and gaming laws. Related litigation and regulatory proceedings are ongoing.

Gaming Regulations and Potential Legislative Changes

The gaming industry is a highly regulated industry. In the U.S., gaming laws are generally designed to protect consumers and the viability and integrity of the industry. Gaming laws may also be designed to protect and maximize state and local revenue derived through taxes and licensing fees imposed on industry participants as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish procedures to ensure that participants in the industry meet certain standards of character and fitness. Gaming laws require industry participants to:

- Ensure that unsuitable individuals and organizations have no role in gaming operations,
- Establish procedures designed to prevent cheating and fraudulent practices,
- Establish and maintain responsible accounting practices and procedures,
- Maintain effective controls over financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenue,
- Maintain systems for reliable record keeping,
- File periodic reports with gaming regulators,
- Ensure that contracts and financial transactions are commercially reasonable, reflect fair market value and are arms-length transactions,
- Establish programs to promote responsible gambling and inform patrons of the availability of help for problem gambling, and
- Enforce minimum age requirements.

A state regulatory environment is established by statute and administered by a regulatory agency with broad discretion to regulate the affairs of owners, managers, and persons with financial interests in gaming operations. Gaming authorities in the various jurisdictions in which we operate:

- Adopt rules and regulations under the implementing statutes,
- Interpret and enforce gaming laws,
- Impose disciplinary sanctions for violations, including fines and penalties,
- Review the character and fitness of participants in gaming operations and make determinations regarding suitability or qualification for licensure,
- Grant licenses for participation in gaming operations,
- Collect and review reports and information submitted by participants in gaming operations,
- Review and approve transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings, and debt transactions engaged in by such participants, and
- Establish and collect fees and taxes.

Any change in the gaming laws or regulations of a jurisdiction could have a material adverse impact on our gaming operations.

Licensing and Suitability Determinations

Gaming laws require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our shareholders, to obtain licenses from gaming authorities. Licenses typically require a determination that the applicant qualifies or is suitable to hold the license. Gaming authorities have very broad discretion in determining whether an applicant qualifies for licensing or should be deemed suitable. Criteria used in determining whether to grant a license to conduct gaming operations, while varying between jurisdictions, generally include consideration of factors such as the good character, honesty, and integrity of the applicant; the financial stability, integrity, and responsibility of the applicant, including whether the operation is adequately capitalized in the state and exhibits the ability to maintain adequate insurance levels; the quality of the applicant's gaming facilities; the amount of revenue to be derived by the applicable state from the operation of the applicant's gaming facility; the applicant's practices with respect to minority hiring and training; and the effect on competition and general impact on the community.

In evaluating individual applicants, gaming authorities consider the individual's business experience and reputation for good character, the individual's criminal history, and the character of those with whom the individual associates.

Many gaming jurisdictions limit the number of licenses granted to operate gaming facilities within the state and some states limit the number of licenses granted to any one gaming operator. Licenses under gaming laws are generally not transferable without approval. Licenses in most of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. There can be no assurance that any of our licenses will be renewed. The failure to renew any of our licenses could have a material adverse impact on our gaming operations.

Gaming authorities may investigate any subsidiary engaged in gaming operations and may investigate any individual who has a material relationship to or material involvement with any of these entities to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Our officers, directors, and certain key employees must file applications with the gaming authorities and may be required to be licensed, qualify, or be found suitable in many jurisdictions. Gaming authorities may deny an application for licensing for any cause that they deem reasonable. Qualification and suitability determinations require submission of detailed personal and financial information followed by a thorough investigation. Changes in licensed positions must be reported to gaming authorities. Gaming authorities can deny a license, qualification, or finding of suitability and have jurisdiction to disapprove a change in a corporate position.

If one or more gaming authorities were to find that an officer, director, or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. Gaming authorities may also require us to terminate the employment of any person who refuses to file appropriate applications.

In many jurisdictions, certain of our shareholders may be required to undergo a suitability investigation similar to that described above. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage of our voting securities, typically 5%, to report the acquisition to gaming authorities, and may be required to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an "institutional investor" to apply for a waiver.

Any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Any shareholder found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. We may be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a shareholder or to have any other relationship with us or any of our subsidiaries, we:

(i) pay that person any dividend or interest upon our voting securities,

(ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person,

(iii) pay remuneration in any form to that person for services rendered or otherwise, or

(iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

Violations of Gaming Laws

If we violate applicable gaming laws, our gaming licenses could be limited, conditioned, suspended, or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. A supervisor or conservator can be appointed by gaming authorities to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, income generated during such appointment could be forfeited to the applicable state or states. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could have a material adverse impact on our gaming operations.

Some jurisdictions prohibit certain types of political activity by a gaming licensee, officers, directors, and key employees. A violation of such a prohibition may subject the offender to criminal and/or disciplinary action.

Reporting and Record-Keeping Requirements

We are required periodically to submit detailed financial and operating reports and furnish any other information that gaming authorities may require. Under federal law, we are required to record and submit detailed reports of currency transactions greater than $10,000 at our gaming facilities and racetracks as well as any suspicious activity that may occur at such facilities. Failure to comply with these requirements could result in fines or cessation of operations. We are required to maintain a current stock ledger that may be examined by gaming authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming authorities may require certificates for our securities to bear a legend indicating that the securities are subject to specified gaming laws.

Review and Approval of Transactions

Substantially all material loans, leases, sales of securities, and similar financing transactions must be reported to and in some cases approved by gaming authorities. We may not make a public offering of securities without the prior approval of certain gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management, or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Gaming authorities may also require controlling shareholders, officers, directors, and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

License Fees and Gaming Taxes

We pay substantial license fees and taxes in many jurisdictions in connection with our gaming operations which are computed in various ways depending on the type of gambling or activity involved. Depending upon the fee or tax involved, these fees and taxes are payable with varying frequency. License fees and taxes are based upon such factors as a percentage of the gaming revenue received; the number of gambling devices and table games operated; or a one-time fee payable upon the initial receipt of license and fees in connection with the renewal of license. In some jurisdictions, casino tax rates are graduated such that the tax rates increase as gaming revenue increases. Tax rates are subject to change, sometimes with little notice, and such changes could have a material adverse impact on our gaming operations.

Operational Requirements

In most jurisdictions, we are subject to certain requirements and restrictions on how we must conduct our gaming operations. Our ability to conduct certain types of games, introduce new games, reduce the number of games, or move existing games within our facilities may be restricted or subject to regulatory review and approval. Some of our operations are subject to restrictions on the number of gaming positions we may have, the maximum wagers allowed to be placed by our customers, and restrictions on the hours of operation. In certain states, we are required to give preference to local suppliers and include minority and women-owned businesses and organized labor in construction projects to the maximum extent practicable. We may be required to give employment preference to minorities, women, and in-state residents in certain jurisdictions.

Environmental Matters

We are subject to various federal, state, and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid, animal, and hazardous wastes and exposure to hazardous materials. These laws and regulations, which are complex and subject to change, include the United States Environmental Protection Agency ("EPA") and state laws and regulations that address the impacts of manure and wastewater generated by Concentrated Animal Feeding Operations ("CAFO") on water quality, including, but not limited to, storm and sanitary water discharges. CAFO and other water discharge regulations include permit requirements and water quality discharge standards. Enforcement of these regulations has been receiving increased governmental attention. Compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures. We may incur future costs under existing and new laws and regulations pertaining to storm water and wastewater management at our racetracks. Violations can result in significant penalties and, in some instances, interruption, or cessation of operations.

We also are subject to laws and regulations that create liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, a current or previous owner or operator of property may be liable for the costs of remediating hazardous substances or petroleum products on its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time the contamination occurred. The presence of, or failure to remediate properly, such substances may materially adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. The owner of a property may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

Marks and Intellectual Property

We hold numerous state and federal service mark registrations on specific names and designs in various categories including the entertainment business, apparel, paper goods, printed matter, housewares, and glass. We license the use of these service marks and derive revenue from such license agreements.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and other Securities and Exchange Commission ("SEC") filings, and any amendments to those reports and any other filings that we file with or furnish to the SEC under the Securities Exchange Act of 1934 are made available free of charge on our website (www.churchilldownsincorporated.com) as soon as reasonably practicable after we electronically file the materials with the SEC and are also available at the SEC's website at www.sec.gov.

ITEM 1A. RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common stock.

Economic and External Risks

Our business could be adversely affected by the occurrence of extraordinary events, such as terrorist attacks, public health threats, and civil unrest

Our operating results depend, in large part, on revenues derived from customers visiting our casinos and racetracks, which is subject to the occurrence and threat of extraordinary events that may discourage attendance or expose us to substantial liability. Terrorist activity, including acts of domestic terrorism, civil unrest, or other actions that discourage attendance at other locations, or even the threat of such activity, including public concerns regarding air travel, military actions, safety, and additional national or local catastrophic incidents, could result in reduced attendance at Churchill Downs Racetrack and at our other locations. A major epidemic or pandemic, outbreak of a contagious equine or human disease, or the threat of such an event (as well as measures implemented to address such events or risks), could also adversely affect attendance and could impact the supply chain for our major construction projects resulting in higher costs and delays of the projects. For example, the COVID-19 global pandemic resulted in the temporary suspension of operations of all our wholly owned gaming properties, certain wholly owned racing operations, and two gaming properties related to our equity investments. While we are constantly evaluating our security precautions to ensure the safety of the public, no security measures can guarantee safety and there can be no assurances of avoiding potential liabilities.

Our business is sensitive to economic conditions which may affect consumer confidence, consumers' discretionary spending, or our access to credit in a manner that adversely impacts our operations

Economic trends can impact consumer confidence and consumers' discretionary spending, including:

- Negative economic conditions and the persistence of elevated levels of unemployment can impact consumers' disposable incomes and, therefore, impact the demand for entertainment and leisure activities.
- Inflationary periods negatively impact consumers' discretionary income and could reduce the amount of income previously used for gaming and entertainment.
- Declines in the residential real estate market, increases in individual tax rates and other factors that we cannot accurately predict may reduce the disposable income of our customers.
- Decreases in consumer discretionary spending could affect us even if such decreases occur in other markets. For example, reduced wagering levels, and profitability at racetracks from which we carry racing content could cause certain racetracks to cancel races or cease operations and therefore reduce the content we could provide to our customers.

Lower consumer confidence or reductions in consumers' discretionary spending could result in fewer patrons spending money at our racetracks, our online wagering sites and gaming and wagering facilities, and reduced consumer spending overall.

Our access to and the cost of credit may be impacted to the extent global and U.S. credit markets are affected by downward economic trends. Economic trends can also impact the financial viability of other industry constituents, making collection of amounts owed to us uncertain. Our ability to respond to periods of economic contraction may be limited, as certain of our costs remain fixed or even increase when revenue declines.

Our business may be subject to fluctuations due to seasonality and inclement weather that could result in volatility and have an adverse effect on our operating results

Unfavorable weather conditions, including extremely high and low temperatures, heavy rains and snow, high winds, storms, tornadoes, and hurricanes, have caused and may in the future cause events to be canceled and/or attendance to be lower, resulting in reduced wagering. Inclement weather conditions may deter or prevent customers from reaching our facilities, including our gaming and HRM venues. Climate change could have an impact on longer-term natural weather trends. Extreme weather events that are linked to rising temperatures, changing global weather patterns, sea, land, and air temperatures, as well as sea levels, rain, and snow could result in increased occurrence and severity of adverse weather events. Our operations are subject to reduced patronage, disruptions, or complete cessation of operations due to weather conditions, natural disasters, and other casualties. The occurrence or threat of any such extraordinary event at our locations, particularly at Churchill Downs Racetrack during Kentucky Derby and Oaks week, could have a material negative effect on our business and results of operations.

Due to the nature of our business, we are subject to taxation in several jurisdictions and changes in, or new interpretations of, tax laws, tax rulings or their application by tax authorities could result in additional tax liabilities and could materially affect our financial condition and results of operations

We believe that the prospect of raising significant additional revenue through taxes and fees is one of the primary reasons that certain jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to the normal federal, state, provincial, and local income taxes and such taxes and fees may be increased at any time. From time to time, legislators and officials have proposed changes in tax laws or in the administration of laws affecting the horse racing, online wagering, and casino industries. Many states and municipalities are experiencing budgetary pressures that may make it more likely they would seek to impose additional taxes and fees on our operations. We are subject to tax in multiple U.S. tax jurisdictions and judgment is required in determining our provision for income taxes, deferred tax assets or liabilities, and in evaluating our tax positions. It is not possible to determine the likelihood, extent or impact of any future changes in tax laws or fees, or changes in the administration of such laws; however, if enacted, such changes could have a material adverse impact on our business.

Strategic Risks

A lack of confidence in the integrity of our core businesses or any deterioration in our reputation could affect our ability to retain our customers and engage with new customers

Horse racing, pari-mutuel wagering, and casino gaming businesses depend on the public perception of integrity and fairness in their operations. To prevent cheating or erroneous payouts, necessary oversight processes must be in place to ensure that such activities cannot be manipulated. A lack or loss of confidence in the fairness of our industries could have a material adverse impact on our business.

Acts of fraud or cheating in our gaming businesses using counterfeit chips, covert schemes, and other tactics, possibly in collusion with our employees, may be attempted or committed by our gaming customers with the aim of increasing their winnings. Our gaming customers, visitors, and employees may also commit crimes such as theft to obtain chips not belonging to them. Despite our efforts to safeguard against this risk, we may not be successful in preventing or detecting such culpable behavior and schemes in a timely manner and the relevant insurance we have obtained may not be sufficient to cover our losses depending on the incident, which could result in losses to our gaming operations and generate negative publicity, both of which could have an adverse effect on our reputation, business, results of operations, and cash flows.

Other factors that could influence our reputation include the quality of the services we offer and public perception of our actions regarding social issues such as diversity, human rights, and support for local communities. Broad access to social media makes it easy for anyone to provide public feedback that can influence perceptions of us or our properties. It may be difficult to control or effectively manage negative publicity, regardless of whether it is accurate. Negative events and publicity could quickly and materially damage perceptions of us, our properties, or our industries, which, in turn, could adversely impact our business, financial condition or results of operations through loss of customers, loss of business opportunities, lack of acceptance of our company to operate in host communities, employee retention, or recruiting difficulties or other difficulties.

An inability to attract and retain key and highly qualified and skilled personnel, as well as disruptions in the general labor market, could impact our ability to successfully develop, operate, and grow our business

We believe that our success depends in part on our ability to hire, develop, motivate, and retain highly qualified and skilled employees throughout our organization. If we do not successfully hire, develop, motivate, and retain highly qualified and skilled employees, it is likely that we could experience significant disruptions in our operations and our ability to successfully develop, operate, and grow our business could be impacted.

Competition for the type of talent we seek to hire continues to be a challenge in the geographic areas in which we operate. As a result, we may incur significant costs to attract and retain highly skilled employees. We may be unable to attract and retain the personnel necessary to sustain our business or support future growth.

Certain of our key employees are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find a key employee unsuitable for licensing, we may be required to sever the employee relationship, or the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impact our operations.

We continue to experience a competitive labor market. Employee turnover, changes in the availability of our workers, or labor shortages in our supply chain could result in increased costs and impact our ability to fully staff our operations, which could negatively affect our financial condition, results of operations, or cash flows.

Our Company faces significant competition, and we expect competition levels to increase

We face an increasingly high degree of competition among many participants operating from physical locations including land-based casinos, destination casinos, Native American gaming, riverboat casinos and other gaming locations including video lottery, gaming at taverns, truck stops, gas stations and other establishments, historical horse racing venues, sweepstakes and poker machines not located in casinos, and charitable gaming. We also face an increasingly high degree of competition from online or mobile platforms, including iGaming; sports betting; i-lotteries; prediction markets; and fantasy sports. Competition from online or mobile platforms could divert customers from our properties and thus adversely affect our financial condition, results of operations, and cash flows. Currently, several states are considering legislative proposals that would legalize sports betting and, in some cases, internet poker and other forms of iGaming. Expansion of land-based gaming or iGaming in the markets in which we operate brick-and-mortar casinos or racing venues could have an adverse impact on our financial condition, results of operations, and cash flows.

Legalized gaming is currently permitted in various forms throughout the U.S. including on Native American lands. Certain states, including states adjacent to states in which we currently have properties, have recently legalized, implemented, and expanded gaming. Established gaming jurisdictions could award additional gaming licenses or permit the expansion or relocation of existing gaming operations. Voters and state legislatures may seek to supplement traditional tax revenue sources of state governments by authorizing or expanding gaming in the states that we operate in or the states that are adjacent to or near our existing properties. New, relocated, or expanded gaming operations maintained by other industry participants could increase competition for our operations and could have a material adverse impact on us.

Our operations also face competition from other leisure and entertainment activities.

Our Churchill Downs Racetrack and the Kentucky Derby may be adversely affected by changes in consumer preferences, attendance, wagering, and sponsorships

Our Churchill Downs Racetrack is dependent upon the number of people attending and wagering on live horse races. If interest in horse racing is lower in the future, it may have a negative impact on revenue and profitability in our Live and Historical Racing segment. Accidents and adverse events that may occur at our racetrack and any reputational damage as a result may negatively impact attendance at and wagering on our live horse races. If attendance at and wagering on live horse racing declines, it could have a material adverse impact on our business.

The number and level of sponsorships are important to the success of the Kentucky Derby. If we are unable to retain sponsors, acquire new sponsors, and compete for sponsorships and advertising dollars, it could have a material adverse impact on our business, including by significantly reducing revenue and harming the long-term scale and prestige of the event.

We are subject to significant risks associated with our equity investments, strategic alliances, and other third-party agreements

We pursue certain license opportunities, development projects, and other strategic business opportunities through equity investments, joint ventures, license arrangements, and other alliances with third parties.

Our equity investments are governed by mutually established agreements that we entered into with our co-investors and therefore, we do not unilaterally control the applicable entity or other initiatives. The terms of the equity investments and the rights of our co-investors may preclude us from taking actions that we believe to be in the best interests of the Company. Disagreements with our co-investors could result in delays in project development, including construction delays, and ultimate failure of the project. Our co-investors also may not be able to provide capital to the applicable entity on the terms agreed to or at all, and the applicable entity may be unable to obtain external financing to finance their operations. Also, our ability to exit the equity investments may be subject to contractual and other limitations.

With any third-party arrangement, there is a risk that our partners' economic, business, or legal interests or objectives may not be aligned with ours, leading to potential disagreements and/or failure of the applicable project or initiative. We are also subject to risks relating to our co-investors' failure to satisfy contractual obligations, conflicts arising between us and any of our partners and changes in the ownership of any of our co-investors.

Any of these risks could have a material adverse impact on our business.

We may not be able to respond to rapid technological changes in a timely manner, which may cause customer dissatisfaction

Our Wagering Services and Solutions segment and gaming and historical racing properties are characterized by the rapid development of new technologies and the continuous introduction of new products. Our main technological advantage versus potential competitors is our software lead-time in the market and our experience in operating an Internet-based wagering network. It may be difficult to maintain our competitive technological position against current and potential competitors, especially those with greater financial resources. The Company's competitors may adopt new technologies and technological advancements, such as using artificial intelligence and machine learning, to pursue new products, services and approaches more quickly, successfully, and effectively than the Company.

Our success depends upon new product development and technological advancements, including the development of new wagering platforms and features. While we expend resources on research and development and product enhancement, we may not be able to continue to improve and market our existing products or technologies or develop and market new products in a timely manner. Further technological developments from our competitors may cause our products or technologies to become obsolete or noncompetitive.

The concentration and evolution of the slot machine and HRM manufacturing industry or other technological conditions could impose additional costs on us

A significant amount of our revenue is attributable to slot, HRM, VLTs, and video poker machines operated by us at our properties, and there are a limited number of slot machine and HRM manufacturers servicing the industry. A substantial majority of the slot and HRM machines sold in the U.S. are manufactured by a few select companies. We rely on a limited number of vendors to provide video poker, slot and HRM machines and any loss of equipment suppliers could impact our operations.

Availability of the most popular games may also be limited by the manufacturer. If we are unable to maintain availability of the most popular games, it could impact our ability to attract and retain customers.

The prices of new machines may escalate, and manufacturers could refuse to sell us machines featuring the most popular games, instead requiring participating lease arrangements to acquire the machines. Such agreements may be substantially more expensive over the long term than the cost of purchasing a new machine.

We rely on a variety of hardware and software products to maximize revenue and efficiency in our operations. Technology in the gaming industry is developing rapidly, and we may need to invest substantial amounts to acquire the most current gaming and hotel technology and equipment to remain competitive in the markets in which we operate. Ensuring the successful implementation and maintenance of any new technology is an additional risk.

We rely on vendors that may use components produced in foreign countries. Restrictions on international trade, such as tariffs and other controls on imports or exports, could impact the pricing and availability of slot and HRM machines.

Our operations in certain jurisdictions depend on agreements with industry constituents including horsemen and other racetracks, and the failure to enter into or maintain these agreements on terms acceptable to us could have a material adverse effect on our business, results of operations, and financial condition

Our operations in certain jurisdictions depend on agreements with third parties. If we are unable to renew these agreements on satisfactory terms as they expire, our business may be disrupted. For example, the Interstate Horseracing Act, as well as various state racing laws, require that we have written agreements with the horsemen at our racetracks in order to simulcast races, and, in some cases, conduct live racing. Certain industry groups negotiate these agreements on behalf of the horsemen (the "Horsemen’s Groups"). These agreements provide that we must receive the consent of the Horsemen’s Groups at the racetrack conducting live races before we may allow third parties to accept wagers on those races. We currently negotiate formal agreements with the applicable Horsemen’s Groups at our racetracks on an annual basis. The failure to maintain agreements with, or obtain consents from, the Horsemen's Groups on satisfactory terms or the refusal by a Horsemen’s Group to consent to third parties accepting wagers on our races or our accepting wagers on third-party races could have a material adverse impact on our business, as such failure will result in our inability to conduct live racing and export and import simulcasting.

From time to time, certain Horsemen’s Groups have withheld their consent to send or receive racing signals among racetracks. Failure to receive the consent of these Horsemen’s Groups for new and renewing simulcast agreements could have a material adverse impact on our business. We also have written agreements with certain Horsemen’s Groups with regards to the proceeds of gaming machines in certain states that may be required to operate such gaming.

We have agreements with other racetracks for the distribution of racing content through both the import of other racetracks’ signals for wagering at our properties and the export of our racing signal for wagering at other racetracks’ facilities, OTBs, and ADWs. From time to time, we may be unable to reach agreements on terms acceptable to us. As a result, we may be unable to distribute our racing content to other locations or to receive other racetracks’ racing content for wagering at our racetracks. The inability to distribute our racing content could have a material adverse impact on our business, results of operations, and financial condition.

Operational Risks

Our business is subject to cybersecurity risk, including the risk of data privacy and cybersecurity breaches or attacks on our or our third-party service providers' IT systems. Loss or misuse of our confidential information because of such a breach, including customers' personal information, or IT system operational disruptions, could lead to government enforcement actions or other litigation, potential liability, or otherwise harm our business

We receive, process, store, and use personal information and other confidential information in our daily business operations, including by maintaining and transmitting customers' personal and financial information, credit card settlements, credit card funds transmissions, mailing lists, and reservations information. Our processing of such personal information is subject to extensive requirements and regulation by private groups, such as the payment card industry or through contracts, as well as by governmental authorities, including privacy, consumer protection, financial and gaming authorities.

There are numerous federal, state, and local laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other data, and such privacy laws and regulations continue to evolve. All U.S. states have passed laws requiring notification to individuals when there is a security breach that compromises certain personal data, and other federal and state laws and regulations require reasonable or certain minimum information security standards that are often vaguely defined and may be difficult to implement. Moreover, an increasing number of states have passed broad consumer privacy laws, such as the California Consumer Privacy Act of 2018 (the "CCPA"), which went into effect on January 1, 2020 and provided California consumers greater control of the information collected, stored, and sold. Further amendments and regulations to the CCPA enhanced consumer privacy rights and increased administrative obligations on business' privacy programs. The CCPA provides a private right of action (in addition to statutory damages) for California residents whose sensitive personal information was breached because of a business's violation of its duty to reasonably secure such information. Since 2018, several states have passed or are considering similar legislation. The costs of compliance with the U.S. privacy regime may increase because of changes in interpretation or changes in law, including as additional states passed similar or potentially conflicting laws. Any failure on our part to comply with these laws or our privacy policies may subject us to significant liabilities, including governmental enforcement actions or litigation.

We regularly identify, defend against, and recover from cybersecurity incidents, and have suffered cyber-attacks in the past. While these attacks have not had a material impact on the Company to date, we and/or our third-party service providers may continue to experience cyber-attacks, and such attacks could have an adverse impact on our business in the future. Our systems and processes that are designed to protect personal information and prevent data loss, operational disruption or other cybersecurity incidents, including systems and processes designed to reduce the impact of a security breach at a third-party vendor or joint venture partner, may not be successful. Interruptions in our services or a breach of a customer's secure data could cause current or potential users to believe that our systems are insecure or unreliable, which could permanently harm our reputation and brand. These interruptions could also increase the burden on our engineering staff, which, in turn, could delay our introduction of new features and services on our websites and in our casinos. Such incidents could give rise to remediation costs, monetary fines, and other penalties, or other business losses which could be significant. We attempt to protect against this risk with our property and business interruption insurance, which covers damage or interruption of our systems, although there is no assurance that such insurance will be adequate to cover all potential losses.

Third parties we work with, such as vendors, may violate applicable laws, their contractual commitments or our privacy and information security policies, and such violations may also put our customers' information at risk and could in turn have an adverse impact on our business. We are also subject to payment card association rules and obligations under each association's contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for the associated expense and penalties. If we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or experience a significant increase in payment card transaction costs.

Security breaches, computer malware, computer hacking attacks and software or IT system vulnerabilities have become more prevalent in our industry, and hackers and data thieves are increasingly sophisticated and operate large-scale and complex attacks. Many companies, including ours, have been the targets of such attacks. Moreover, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. Any security breach, either caused by intentional hacking or human error, which results in unauthorized access to information or systems, or malfunctions or loss or corruption of data, software, hardware or other computer equipment, or the inadvertent transmission of computer viruses could harm our business. Because the techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Though it is difficult to determine what harm may directly result from any specific cybersecurity incident, any failure to maintain performance, reliability, security, and availability of our network infrastructure to the satisfaction of our players may harm our reputation and our ability to retain existing players and attract new players.

The costs to mitigate and manage the foregoing security threats and vulnerabilities before or after a cyber incident could be significant. Our containment or remediation efforts may not be successful and could result in interruptions, delays, or cessation of service, and loss of existing or potential suppliers or customers. As threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results or operations. We have insurance coverage for protection against cyber-attacks, which is designed to cover expenses around notification, credit monitoring, investigation, crisis management, public relations, and legal advice. This insurance coverage may not be sufficient to cover all possible claims, and we could suffer losses that could have a material adverse effect on our business.

Our operations rely heavily on technology services, and catastrophic events, system failures, errors, defects, or disruptions with respect to these technology services could cause a significant and continued disruption to our operations

We rely on information technology and other systems to manage our business and our operations rely heavily on technology services. Our online wagering, HRM and brick-and-mortar casino businesses depend upon our communications hardware and our computer hardware.

Catastrophic events, system failures, errors, defects, or disruptions with respect to our technology or technology services could cause a significant and continued disruption to our operations.

A disruption or failure in our technology or technology systems in the event of a cybersecurity incident, major earthquake, weather event, terrorist attack, or other catastrophic event could interrupt our operations, damage our properties, and reduce the number of customers who visit our facilities in the affected areas.

Security incidents could expose the Company to a risk of loss or misuse of confidential information, litigation, regulatory enforcement, and potential liability. Cyber incidents that impact the availability, reliability, speed, accuracy, or other proper functioning of our technology systems could impact our operations. A significant cyber incident, including system failure, security breach, disruption by malware or other damage could interrupt or delay our operations, result in a violation of applicable privacy and other laws or contractual obligations, damage our reputation, subject us to litigation, cause a loss of customers or give rise to remediation costs, monetary fines, and other penalties, which could be significant.

Our systems also remain vulnerable to damage or interruption from floods, fires, power loss, telecommunication failures, hardware or software error, computer viruses, and similar events. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services. Any unscheduled interruption in the availability of our websites and our services could result in an immediate, and possibly substantial, loss of revenue.

We may from time to time implement new technology or technology systems. Any disruption, failure, or errors related to the implementation of new technology or technology systems could adversely affect our operations, internal control over financial reporting, or ability to meet regulatory and reporting requirements. System implementations are complex, costly, and time-consuming, and involve significant changes to business processes, internal controls, and the information technology environment.

We may not be able to identify and / or complete acquisitions, divestitures, development of new venues or the expansion of existing facilities on time, on budget or as planned and we may experience difficulty in integrating acquisitions or transitioning divested assets to a third-party

We pursue acquisitions to grow our business, and we pursue divestitures based on our long-term strategy.

We face challenges in identifying and completing acquisitions or other development or expansion projects that fit with our strategic objectives. These projects require significant capital commitments and the incurrence of additional debt. These projects also have risks associated with managing and integrating the acquisition.

We have completed acquisition transactions in the past, and we may pursue acquisitions from time to time in the future. The successful integration of newly acquired businesses into our operations has required and will continue to require the expenditure of substantial managerial, operating, financial, and other resources and may also lead to a diversion of our attention from our ongoing business concerns. We may not be able to successfully integrate new businesses, manage the combined operations or realize projected revenue gains, cost savings, and synergies in connection with those acquisitions on the timetable contemplated, if at all. Management of the new business operations, especially those in new lines of business or different geographic areas, may require that we increase our managerial resources. The process of integrating new operations may also interrupt the activities of those businesses, which could have a material adverse impact on our business.

We perform financial, operational, and legal diligence on the businesses we purchase; however, an unavoidable level of risk remains regarding the actual condition of these businesses and our ability to continue to operate these businesses successfully and integrate them into our existing operations. In any acquisition we make, we face risks that include the following:

- the risk that the acquired business may not further our business strategy or that we paid more than the business was worth,
- the risk that the financial performance of the acquired business declines or fails to meet our expectations from and after the date of acquisition,
- the potential adverse impact on our relationships with partner companies or third-party providers of technology or products,
- the possibility that we have acquired substantial undisclosed liabilities for which we may have no recourse against the sellers or third-party insurers,
- costs and complications in maintaining required regulatory approvals or obtaining further regulatory approvals necessary to implement the acquisition in accordance with our strategy,
- the risks of acquiring businesses and/or entering markets in which we have limited or no prior experience,
- the potential loss of key employees or customers,
- the possibility that we may be unable to retain or recruit employees with the necessary skills to manage the acquired businesses, and
- changes to legal and regulatory guidelines which may negatively affect acquisitions.

We also face challenges in completing divestiture opportunities that fit with our strategic objectives. These projects also have risks associated with managing and transitioning divested assets to a third-party, including the risk that we are required to retain certain liabilities associated with divested assets.

The acquisition or divestiture of businesses may also be delayed by external factors beyond our control including federal, state, and local issues.

The costs of integrating businesses we acquire or managing and transitioning divested assets to a third-party could significantly impact our short-term operating results. These costs may include the following:

- restructuring charges,
- non-recurring transaction costs, including accounting and legal fees, investment banking fees, and recognition of transaction-related costs or liabilities, and
- costs of implementing or transitioning financial and management controls and operating, administrative and information systems.

The impact of these risks may cause us to not realize the intended benefits of these capital investments or divestitures which could have a material adverse impact on our business.

The development of new venues and the expansion or renovation of existing facilities requires significant investment and is susceptible to delays, cost overruns, and other uncertainties

We may decide to build out or renovate areas at Churchill Downs Racetrack or develop and build HRM entertainment venues, casinos, hotels, other gaming venues, or racetracks in response to opportunities that may arise. For example, we've announced multi-year capital investments to transform key areas of Churchill Downs Racetrack, as well as other capital investments in HRM entertainment venues. Future development projects may require significant capital commitments and the incurrence of additional debt, which could have a material adverse impact on our business. Supply chain disruptions and inflationary pressure related to these projects could lead to delays and higher project costs.

The impact of these risks may cause us to not realize the intended benefits of these investments.

Ownership and development of our owned and leased real estate is subject to risk, including risks related to environmental liabilities

We own and lease extensive real estate holdings. All real estate investments are subject to risks including the following: general economic conditions, such as the availability and cost of financing; local and national real estate conditions; governmental regulation, including taxation of property, environmental legislation; and the attractiveness of properties to potential purchasers or tenants. Significant expenditures, including property taxes, debt repayments, maintenance costs, insurance costs, and related charges, must be made throughout the period of ownership or leasing of real property. Such expenditures may negatively impact our operating results.

We are subject to a variety of federal, state, and local governmental laws and regulations relating to the use, storage, discharge, emission, and disposal of hazardous materials. Environmental laws and regulations could hold us responsible for the cost of cleaning up hazardous materials contaminating real property that we own or operate (or previously owned or operated) or properties at which we have disposed of hazardous materials, even if we did not cause the contamination. Some of our facilities are subject to CAFO regulations. If we fail to comply with environmental laws or if contamination is discovered, a court or government agency could impose severe penalties or restrictions on our operations or assess us with the costs of taking remedial actions. Enforcement of such regulations have been receiving increased governmental attention and compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures (including with respect to fines).

Horse racing is an inherently dangerous sport, and our racetracks are subject to personal injury litigation

Personal injuries and injuries to horses have occurred during races or workouts, and may continue to occur, which could subject us to negative publicity and / or litigation. Negative publicity may lead some customers to avoid the Company's properties or could cause horse owners to avoid racing their horses at our racetracks. Any litigation resulting from injuries at our properties could be costly and time consuming and could divert our management and key personnel from our business operations. We buy insurance for all our racetracks; however, our coverage may not be sufficient for all losses. Due to the potential impact of negative publicity and inherent uncertainty related to the outcome of litigation, there can be no assurance that the resolution of any claim or proceeding would not have a material adverse effect on our results of operations, financial position or liquidity.

Any violation of the Foreign Corrupt Practices Act, other similar laws and regulations, or applicable anti-money laundering regulations could have a negative impact on us

We are subject to risks associated with doing business outside of the U.S., including exposure to complex foreign and U.S. regulations such as the Foreign Corrupt Practices Act (the "FCPA") and other anti-corruption laws which generally prohibit U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions and other penalties. It may be difficult to oversee the conduct of any contractors, third-party partners, representatives, or agents who are not our employees, potentially exposing us to greater risk from their actions. If our employees or agents fail to comply with applicable laws or company policies governing our international operations, we may face legal proceedings and actions which could result in civil penalties, administration actions, and criminal sanctions. Any determination that we have violated any anti-corruption laws could have a material adverse impact on our business.

We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations by any of our properties could have a material adverse impact on our business.

We are subject to payment-related risks, such as risk associated with the fraudulent use of credit or debit cards which could have adverse effects on our business due to chargebacks from customers

We allow funding and payments to accounts using a variety of methods, including electronic funds transfer ("EFT") and credit and debit cards. As we continue to introduce new funding or payment options to our players, we may be subject to additional regulatory and compliance requirements. We also may be subject to the risk of fraudulent use of credit or debit cards, or other funding and/or payment options. For certain funding or payment options, including credit and debit cards, we may pay interchange and other fees which may increase over time and, therefore, raise operating costs and reduce profitability. We rely on third parties to provide payment-processing services, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to rules and requirements governing EFT which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or possibly lose our ability to accept credit or debit cards, or other forms of payment from customers which could have a material adverse impact on our business.

Chargebacks occur when customers seek to void credit card or other payment transactions. Cardholders are intended to be able to reverse card transactions only if there has been unauthorized use of the card or the services contracted for have not been provided. In our business, customers occasionally seek to reverse online gaming and other wagering losses through chargebacks. Our control procedures to protect from chargebacks may not be sufficient to protect us from adverse effects on our business or results of operations.

Work stoppages and other labor problems could negatively impact our properties and limit our operational flexibility

Some of our employees are represented by labor unions. A strike or other work stoppage at one of our properties could have an adverse impact on our business and results of operations. From time to time, we have also experienced attempts to unionize certain of our non-union employees. We may experience additional union activity in the future. Any such union organization efforts could cause disruptions in our business and result in significant costs.

Legal and Regulatory Risks

We face risks related to pending or future legal proceedings and other actions

From time to time, we are a party to various lawsuits and judicial and governmental actions. No assurance can be provided as to the outcome of these lawsuits and actions, which can be expensive and time consuming. We may not be successful in the defense or prosecution of these lawsuits or actions, which could result in settlements, costs, or damages that could have a material adverse impact on our business, financial condition, results of operations, and reputation. Such matters may include investigations or litigation from various parties, including vendors, customers, state, and federal agencies, stockholders, and employees relating to intellectual property, employment, consumer, personal injury, corporate governance, commercial, or other matters arising in the ordinary course of business.

We have also been subject to claims in cases concerning or similar to class action allegations. Plaintiffs in such lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss and defense costs relating to such lawsuits may not be accurately estimated. We evaluate all the claims and proceedings involving us to assess the expected outcome, and where possible, we estimate the potential losses we may incur. In many cases, including class action matters, we may not be able to estimate the potential losses we will incur and/or our estimates may prove to be insufficient. These assessments are made by management based on the information available at the time made and require the use of a significant amount of judgment, and actual outcomes or losses may materially differ. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert resources away from our operations and negatively impact earnings. We may not be able to obtain adequate insurance to protect us from these types of litigation matters or extraordinary business losses.

Our operations are highly regulated and changes in the regulatory environment could adversely affect our business

We conduct live and historical pari-mutuel wagering, online pari-mutuel wagering through ADWs, casino gaming, and sports betting operations, which are subject to extensive state and for some local regulation. These regulatory authorities have broad discretion, and may, for any reason set forth in the applicable legislation, rules, and regulations, limit, condition, suspend, fail to renew, or revoke a license or registration to conduct our operations or prevent another person from owning an equity interest in the Company. Gambling and gaming laws are frequently changing, and regulatory burdens can directly impact our profitability and growth plans.

There can be no assurance that we will be able to retain our existing governmental licenses, registrations, permits, or approvals necessary to operate our existing businesses or demonstrate suitability to obtain any licenses, registrations, permits, or approvals. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for a license in another jurisdiction. As we expand our operations in our existing jurisdictions or to new areas, we may have to meet additional suitability requirements and obtain additional licenses, registrations, permits, and approvals from authorities in these jurisdictions. The approval process can be time-consuming and costly, and we cannot be sure that we will be successful.

Our Live and Historical Racing segment is subject to extensive state and local regulation, and we depend on continued state approval of legalized pari-mutuel wagering in states where we operate. Our wagering and racing (including HRM) facilities must meet the licensing requirements of various regulatory authorities. We may be unable to maintain our existing licenses. The failure to obtain such licenses in the future or the loss of or material change in our business licenses, registrations, permits, or approvals may materially limit the number of races we conduct or our racing operations and the number and types of HRMs at our properties.

Regulatory authorities also have input into important aspects of our operations, including hours of operation and location or relocation of a facility. Regulators may also levy substantial fines against or seize our assets or the assets of our subsidiaries or the people involved in violating pari-mutuel laws or regulations.

TwinSpires accepts ADW wagers from customers of certain states who set up and fund accounts from which they may place wagers via telephone, mobile device, or through the Internet pursuant to the Interstate Horseracing Act and relevant licenses and consents. The online horse racing wagering business is heavily regulated, and laws governing ADW pari-mutuel wagering vary from state to state. State attorney generals, regulators, and other law enforcement officials may interpret state laws, federal laws, constitutional principles, and the related regulations in a different manner than we do.

Certain states have taken affirmative action and more may take action in the future to make advance deposit wagering unlawful or to limit the number of ADW licenses. We may not be successful in lobbying state legislatures or regulatory bodies to obtain or renew required legislation, licenses, registrations, permits, and approvals necessary to facilitate the operation or expansion of our online horse racing wagering business or in any legal challenge to the validity of any restrictions on ADW. Legal challenges and regulatory and legislative processes can be lengthy, costly, and uncertain.

Many states have considered and are considering interactive and Internet gaming legislation and regulations which may inhibit our ability to do business in such states or increase competition for online wagering. Anti-gaming conclusions and recommendations of other governmental or quasi-governmental bodies could form the basis for new laws, regulations, and enforcement policies. The extensive regulation by both state and federal authorities of gaming activities also can be significantly affected by changes in the political climate and changes in economic and regulatory policies.

Any of these events could have a material adverse impact on our financial condition, results of operations, and cash flows.

Financial Risks

Our debt facilities contain restrictions that limit our flexibility in operating our business

Our debt facilities contain several covenants that impose significant operating and financial restrictions on our business, including restrictions on our ability to, among other things, take the following actions:

- incur additional debt or issue certain preferred shares,
- pay dividends on or make distributions in respect of our capital stock, repurchase common shares or make other restricted payments,
- make certain investments,
- sell certain assets or consolidate, merge, sell, or otherwise dispose of all or substantially all our assets,
- create liens on certain assets,
- enter into certain transactions with our affiliates, and
- designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we are limited in the way we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

Any failure to comply with the financial ratios and other covenants in our debt facilities and other indebtedness could have a material adverse impact on our business

Under our debt facilities, we are required to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and as a result, we may be unable to meet those ratios. A failure to comply with the financial ratios and other covenants contained in our debt facilities or our other indebtedness could result in an event of default which, if not cured or waived, could have a material adverse impact on our business and financial condition. In the event of any default under our debt facilities or our other indebtedness, the lenders thereunder:

- will not be required to lend any additional amounts to us,
- could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable and could terminate all commitments to extend further credit, or
- could require us to apply all our available cash to repay these borrowings.

If an event of default requires us to repay borrowings before their due date, we may be forced to refinance these borrowings on less favorable terms or may be unable to refinance these borrowing. As a result, our results of operations and financial condition could be adversely affected.

We have pledged a significant portion of our assets as collateral under our debt facilities. If any of these lenders accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness, and our lenders could exercise their rights against the collateral we have granted them.

Increases to interest rates, access or disruptions in the credit markets, or changes to our credit ratings may adversely affect our business.

While we currently generate significant cash flows from ongoing operations and have access to global credit markets through our various financing activities, interest rate increases, disruption in the credit markets, or changes to our credit ratings could negatively impact the availability or cost of funding.

During inflationary periods, interest rates have historically increased, which would have a direct effect on the interest expense of our borrowings. We are exposed to increases in interest rates on our variable-rate borrowings, which consist of borrowings under our credit facility and our term loans. Therefore, interest rate increases, due to inflation or otherwise, could increase our interest expense under these variable-rate facilities in the short-term and increase our financing costs as we refinance our existing variable-rate and fixed-rate long-term borrowings in the long term, or we could incur additional interest expense related to the issuance of incremental debt. These increased costs could reduce our profitability, impair our ability to meet our debt obligations, negatively impact our ability to maintain compliance with the financial covenants in our Credit Agreement, or increase the cost of financing our acquisition, investment, and development activity.

Reduced access to credit or increased costs could adversely affect our liquidity and capital resources or significantly increase our cost of capital.

Our insurance costs may increase, we may not be able to obtain similar insurance coverage in the future, and the extent to which we can recover under our insurance policies for damages sustained at our operating properties in the event of inclement weather and casualty events, all could adversely affect our business

We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits or agree to certain additional exclusions from our coverage. If we are unable to obtain sufficient insurance coverage, we could be at risk for increased potential losses, which could be substantial. Our debt instruments and other material agreements require us to meet certain standards related to insurance coverage. If we are unable to obtain sufficient insurance coverage to satisfy these requirements, an event of default could result under these debt instruments or material agreements.

Portions of our business are difficult or impracticable to insure. After carefully weighing the costs, risks, and benefits of retaining versus insuring various risks, as well as the availability of certain types of insurance coverage, we may opt to retain certain risks not covered by our insurance policies. Retained risks are associated with deductible limits or self-insured retentions, partial self-insurance programs, and insurance policy coverage ceilings.

Flooding, blizzards, windstorms, earthquakes, hurricanes, or other weather conditions could adversely affect our casino and horse racing locations. We maintain insurance coverage that may cover certain costs that we incur because of natural disasters, which coverage is subject to deductibles, exclusions, and limits on maximum benefits. We may not be able to fully collect, if at all, on any claims resulting from extreme weather conditions or other disasters. If any of our properties are damaged or if our operations are disrupted or face prolonged closure because of weather conditions in the future, or if weather conditions adversely impact general economic or other conditions in the areas in which our properties are located or from which we draw our patrons, the disruption could have a material adverse impact on our business.

We have "all risk" property insurance coverage for our operating properties which covers damage caused by a casualty loss (such as fire, natural disasters, acts of war, or terrorism). Our level of property insurance coverage, which is subject to policy maximum limits and certain exclusions, may not be adequate to cover all losses in the event of a major casualty and certain casualty events may not be covered at all under our policies. Therefore, certain casualty events could expose us to substantial uninsured losses. Any losses we incur that are not adequately covered by insurance may decrease our future operating income, require us to fund replacements or repairs for destroyed property and reduce the funds available for payment of our obligations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We maintain a comprehensive process for detecting, assessing, and managing material risks from cybersecurity threats as part of our overall enterprise risk management system and processes. Our Chief Technology Officer ("CTO") oversees our Chief Information Security Officer ("CISO") and a dedicated team of information security professionals who are responsible for our cybersecurity risk management program. Our CISO oversees our information security professionals' efforts to prevent, detect, mitigate, and remediate cybersecurity and other emerging technology risks and incidents and the efforts for assessing and managing our material risks from cybersecurity threats. Our cybersecurity and risk management program includes technical security controls, policy enforcement mechanisms, monitoring systems, employee training, contractual arrangements, tools, and related services from third-party providers. Our CISO has over twenty years of extensive experience in information technology and security.

Our cybersecurity risk management program is informed in part by the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF") as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. This does not mean that we meet any particular technical standards, specifications, or requirements of the NIST CSF. We routinely engage consultants and other third parties to assist with our cybersecurity risk management, including third-party penetration tests of our various information technology environments and certain assessments from time to time to assist us in evaluating our program against various industry or best practice standards. Our cybersecurity risk management program includes certain components to assist in managing third-party risk. For example, we require contracts with certain third-party vendors that have access to confidential data or key systems to include certain minimum data protection and notification requirements, where applicable. We also carry cybersecurity insurance with coverage for costs associated with a cybersecurity incident.

We have established an incident response plan to address and guide our employees and management on our response to a cybersecurity incident. The Company has two management committees that assist with cybersecurity incidents and cybersecurity and privacy risk management. These committees consist of senior leadership and cross-functional members from across our organization. The Consumer Data Privacy Committee assists with identifying and managing consumer data privacy issues. The Cybersecurity Disclosure Committee ("CD Committee") assists senior management in fulfilling their responsibilities for oversight of the accuracy and timeliness of disclosures made by the Company in response to cybersecurity incidents and vulnerabilities. In the event a potentially significant cybersecurity incident is identified by our information security team, such incident is reported to the CD Committee to consider applicable disclosures, with the assistance of outside counsel as needed. Senior leadership also prepares an enterprise risk management report identifying and evaluating enterprise risks, including cybersecurity risks, which is regularly presented to the Audit Committee.

Our executive leadership team, along with oversight from the Audit Committee of the Board of Directors, are responsible for our overall enterprise risk management system and processes and regularly consider cybersecurity risks in the context of other material risks to the Company. The Audit Committee oversees the processes by which management assesses the Company's exposure to cybersecurity risks and evaluates the guidelines and policies governing the Company's monitoring, control, and minimization of such risks. Our CTO regularly reports to the Audit Committee regarding cybersecurity matters.

As of the date of this report, the Company is not aware of any cybersecurity risks that have, or are reasonably likely to, materially affect us, our business strategy, results of operation, or financial condition. Although we have invested in information security and monitor our systems on an ongoing basis, there can be no guarantee that such efforts will in the future prevent compromises to our information technology systems that could have a material adverse effect on our business. For additional information concerning cybersecurity risks we face, refer to Part I, Item 1A, Risk Factors.

ITEM 2. PROPERTIES

Live and Historical Racing

- Kentucky
  - Louisville
    - Churchill Downs Racetrack - we lease 158 acres under a 30-year lease that began in 2002 where we transferred title of the facility to the City of Louisville and retained the right to re-acquire the facility at any time for $1.00, subject to the terms of the lease as part of the financing of improvements to the facility.
    - Churchill Downs auxiliary training facility
    - Derby City Gaming & Hotel
    - Derby City Gaming Downtown

- Southwestern Kentucky
    - Oak Grove Racing, Gaming & Hotel
    - Marshall Yards Racing & Gaming
- Northern Kentucky
    - Turfway Park Racing & Gaming
    - Newport Racing & Gaming (leased)
- Western Kentucky
    - Ellis Park Racing & Gaming
    - Owensboro Racing & Gaming

- Virginia
  - Northern Virginia
    - The Rose Gaming Resort in Dumfries
  - Central Virginia
    - Colonial Downs Racetrack & Rosie's in New Kent
    - Rosie’s in Richmond
    - Roseshire in Henrico County (leased)
  - Southern Virginia
    - Rosie's in Emporia
    - Rosie's in Collinsville (leased)
    - Rosie's in Hampton (leased)
  - Western Virginia - Rosie's in Vinton
- New Hampshire
  - Salem
    - Casino Salem / Rockingham Grand Casino (leased)
    - Chasers Poker Room in Salem (leased)

Wagering Services and Solutions

- Kentucky
  - TwinSpires.com and Brisnet offices in Lexington (leased)
  - TwinSpires and United Tote offices in Louisville (leased)
- California - United Tote offices in San Diego (leased)
- Oregon - United Tote offices in Portland (leased)
- Texas - Exacta offices in Austin (leased)

Gaming

- Florida - Calder Casino in Miami Gardens
- Indiana - Terre Haute Casino Resort in Terre Haute
- Iowa - Hard Rock Hotel & Casino in Sioux City
- Louisiana - Fair Grounds Race Course & Slots and certain VSI properties in New Orleans (certain ones leased)
- Maine - Oxford Casino & Hotel in Oxford
- Maryland - Ocean Downs Casino & Racetrack in Ocean City
- Mississippi - Riverwalk Casino Hotel in Vicksburg
- Mississippi - Harlow's Casino Resort & Spa in Greenville (land leased)
- New York - del Lago Resort & Casino in Waterloo
- Pennsylvania - Presque Isle Downs & Casino in Erie

All Other

- Kentucky - Corporate headquarters in Louisville (leased)

ITEM 3. LEGAL PROCEEDINGS

We are involved in ordinary routine litigation matters which are incidental to our business. Refer to Note 19, Contingencies to the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K, for further information.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Stock

The Company's common stock is traded on the Nasdaq Global Select Market under the symbol CHDN. As of February 19, 2026, there were approximately 1,940 shareholders of record.

Dividends

Since joining The Nasdaq Global Select Market in 1993, we have declared and paid cash dividends on an annual basis at the discretion of our Board of Directors. The payment and amount of future dividends will be determined by the Board of Directors and will depend upon, among other things, our operating results, financial condition, cash requirements and general business conditions at the time such payment is considered. We declared a dividend of $0.438 in October 2025, which was paid in January 2026, and we declared a dividend of $0.409 in October 2024, which was paid in January 2025.

Issuer Purchases of Common Stock

The following table provides information with respect to shares of common stock that we repurchased during the quarter ended December 31, 2025:

Period	Total Number of Shares Purchased[1][2]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased under the Plans or Programs *(in millions)* [1]
October 2025	232,606	$ 97.52	121,190	$ 450.0
November 2025	93,372	101.71	93,372	440.5
December 2025	121,028	114.32	96,077	429.5
Total	447,006	$ 102.94	310,639	

[1] On March 12, 2025, the Board of Directors of the Company approved a common stock repurchase program of up to $500.0 million (the "March 2025 Stock Repurchase Program"). The March 2025 Stock Repurchase Program included and was not in addition to the $125.6 million remaining under the prior 2021 Stock Repurchase Program authorization. On July 22, 2025, the Board of Directors of the Company approved a common stock repurchase program of up to $500.0 million (the "July 2025 Stock Repurchase Program"). The July 2025 Stock Repurchase Program includes and is not in addition to the $169.2 million previously remaining under the March 2025 Stock Repurchase Program authorization. Share repurchases may be made at management's discretion from time to time in the open market (either with or without a 10b5-1 plan) or through privately negotiated transactions. The repurchase program has no time limit and may be suspended or discontinued at any time. For more information, refer to Note 9, Shareholders' Equity, to the notes to consolidated financial statements included in this Annual Report on Form 10-K.

[2] Includes shares withheld to pay taxes on the vesting of restricted stock and restricted stock units or to pay taxes on the exercise of stock options granted to employees.

Shareholder Return Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" nor to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent we specifically incorporate it by reference into such filing.

The following graph depicts the cumulative total shareholder return, assuming reinvestment of dividends, for the periods indicated for our Common Stock compared to the Russell 1000 Index, S&P Midcap 400 Index, and the S&P 500 Index. We consider the Russell 1000 Index to be our most comparable peer group index.



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12/31/20 12/31/21 12/31/22 12/31/23 12/31/24 12/31/25
Period Ending
Churchill Downs Incorporated
Russell 1000 Index
S&P Midcap 400 Index
S&P 500 Index

	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Churchill Downs Incorporated	$ 100.00	$ 124.01	$ 109.18	$ 139.80	$ 138.75	$ 118.66
Russell 1000 Index	$ 100.00	$ 126.45	$ 102.27	$ 129.40	$ 161.12	$ 189.10
S&P Midcap 400 Index	$ 100.00	$ 124.76	$ 108.47	$ 126.29	$ 143.89	$ 154.68
S&P 500 Index	$ 100.00	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included in Part II, Item 8. Financial Statements and Supplementary Data. The following discussion provides an analysis of our results of operations and reasons for material changes therein for 2025 as compared to 2024. Discussion regarding our financial condition and results of operations for 2024 as compared to 2023 is included in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 20, 2025.

Our Business

Churchill Downs Incorporated ("CDI" or the "Company") has been creating extraordinary entertainment experiences for over 150 years, beginning with the Company's most iconic and enduring asset, the Kentucky Derby. Headquartered in Louisville, Kentucky, CDI has expanded through the acquisition, development, and operation of live and historical racing entertainment venues, the growth of the online wagering businesses, and the acquisition, development, and operation of regional casino gaming properties.

2025 Transactions and Expansions

Owensboro Racing and Gaming

Owensboro Racing and Gaming ("Owensboro") opened in February 2025 in Owensboro, Kentucky with 600 historical racing machines ("HRMs"), a retail sportsbook, a simulcast wagering area, and multiple food and beverage offerings.

Casino Salem

The Company acquired 90% of the outstanding equity interests related to Casino Salem (the "Salem Transaction") in Salem, New Hampshire in August 2025. The Company announced in January 2026 that Casino Salem will be redeveloped as Rockingham Grand Casino ("Rockingham"). Rockingham will occupy a 160,000 square-foot facility at Rockingham Mall. The venue will feature 825 historical racing machines, 32 table games, 12 electronic table game seats, a 900-seat live entertainment venue, food and beverage offerings, including a center bar and full-service sports bar and restaurant. The Company plans to open Rockingham in mid-2027 with an expected capital investment of $180-200 million.

Rosie's Richmond

The Company completed the expansion of Rosie's Richmond in Richmond, Virginia, with the addition of 450 HRMs in August 2025. Rosie's Richmond now has 1,200 HRMs, food and beverage offerings, a center bar, and a simulcast wagering area.

Roseshire Gaming Parlor

Roseshire Gaming Parlor in Henrico County, Virginia opened in September 2025 with 175 HRMs, food and beverage offerings, and a simulcast wagering area.

2024 Transactions and Expansions

The Rose Gaming Resort Opening

In November 2024, the Company opened The Rose Gaming Resort approximately 30 miles south of Washington D.C. The Rose Gaming Resort opened with 1,650 HRMs, a hotel, food and beverage offerings, and a simulcast wagering area.

Terre Haute Casino Resort Opening

In April 2024, the Company opened the Terre Haute Casino Resort in Terre Haute, Indiana. Terre Haute Casino Resort opened with 1,040 slot machines, 36 tables games, a hotel, food and beverage offerings, and a retail sportsbook.

NYRA Transaction

In April 2024, the Company closed on the sale of 49% of the United Tote Company ("United Tote"), a wholly owned subsidiary of CDI, to NYRA Content Management Solutions, LLC ("NYRA"), a subsidiary of the New York Racing Association, Inc.

Other Business Activities

Impairments

During the third quarter of 2025, the Company concluded that the completion of the Salem Transaction qualified as a trigger event for impairment testing related to the Chasers Poker Room ("Chasers") indefinite-lived gaming rights intangible. At the time the Company acquired Chasers, the valuation of the gaming rights contemplated a future expansion of the existing operations in Salem, New Hampshire. Given the completion of the Salem Transaction, the Company now intends to open Rockingham and does not plan to expand Chasers.

Because the Company does not currently intend to expand Chasers, the Company settled an outstanding liability owed to the former owners of Chasers, related to the Chasers' gaming rights, in the amount of $10.0 million. The settlement of the noncurrent liability resulted in a gain of $40.0 million in the third quarter of 2025. Given the completion of the Salem Transaction and the settlement of the liability related to the Chasers' gaming rights, the Company evaluated and subsequently updated the projected cash flows and discount rate related to the Chasers' gaming rights. As a result of this assessment, the Company recognized a non-cash impairment charge of $85.1 million in the third quarter of 2025 for the entire value of the Chasers' gaming rights, which are included in the Live and Historical Racing segment. The $40.0 million gain on settlement of the noncurrent liability and the $85.1 million impairment charge of the gaming rights intangible are included in Asset impairments, net in the Consolidated Statements of Comprehensive Income. For additional information, refer to Note 7, Asset Impairments to the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Key Indicators to Evaluate Business Results and Financial Condition

Our management monitors a variety of key indicators to evaluate our business results and financial condition. These indicators include changes in net revenue, operating expense, operating income, earnings per share, outstanding debt balance, operating cash flow and capital spend.

Our consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). We also use non-GAAP measures, including EBITDA (earnings before interest, taxes, depreciation and amortization) and Adjusted EBITDA. We believe that the use of Adjusted EBITDA as a key performance measure of results of operations enables management and investors to evaluate and compare from period to period our operating performance in a meaningful and consistent manner. Our chief operating decision maker utilizes Adjusted EBITDA to evaluate segment performance, develop strategy, and allocate resources. Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with GAAP) as a measure of our operating results.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted for the following:

Adjusted EBITDA includes our portion of EBITDA from our equity investments and the portion of EBITDA attributable to noncontrolling interests.

Adjusted EBITDA excludes:

- Transaction expense, net which includes:
  - Acquisition, disposition, and property sale related charges; and
  - Other transaction expense, including legal, accounting and other deal-related expense;
- Stock-based compensation expense;
- Rivers Des Plaines' impact on our investments in unconsolidated affiliates from legal reserves and transaction costs;
- Asset impairments, net;
- Gain on property sales;
- Legal reserves;
- Pre-opening expense; and
- Other charges, recoveries and expenses

The property associated with Arlington International Racecourse ("Arlington") was sold on February 15, 2023 to the Chicago Bears. Arlington's results and exit costs in 2023 are treated as an adjustment.

On June 26, 2023, the Company's management agreement for Lady Luck in Farmington, Pennsylvania expired and was not renewed.

For segment reporting, Adjusted EBITDA includes intercompany revenue and expense totals that are eliminated in the Consolidated Statements of Comprehensive Income. See the Reconciliation of Net Income to Adjusted EBITDA included in this section for additional information.

Business Highlights

In 2025, we delivered strong performance and made investments in the Kentucky Derby and new entertainment venues that we believe will provide long-term sustainable value creation for our shareholders.

- Record net revenue was $2.9 billion, up $191.6 million or 7.0%;
- Net income was $383.0 million, down $43.8 million or 10.3%;
- Record Adjusted EBITDA was $1.2 billion, up $46.1 million, or 4.0%;

Live and Historical Racing Segment:

- Adjusted EBITDA was $637.0 million, up $62.4 million or 10.9% from fiscal year 2024.
- **Churchill Downs Racetrack:**
    - Churchill Downs Racetrack ran the 151st Kentucky Derby on the first Saturday of May, generating all-time handle record for the Kentucky Derby Race, Kentucky Derby Day Program, and Kentucky Derby Week races with nearly 147,00 fans gathered in person to watch the most exciting two minutes in sports.
    - The Starting Gate Pavilion and Courtyard was completed for the 151st running of the Kentucky Derby. The renovations updated seating options and created a more upscale social environment with new concessions, bars, and wagering windows.
    - We announced NBC Sports will showcase the Kentucky Oaks in prime time for the first time ever in 2026.
    - We are investing up to $30.0 million to renovate the existing Finish Line Suites and The Mansion for the 152nd Kentucky Derby in May 2026.
    - We are investing $280.0 to $300.0 million to build a new building on the first turn of the Churchill Downs Racetrack between the First Turn Club and the Skye Terrace. The Company anticipates construction of this new building will begin following the 2026 Kentucky Derby and will be completed by the 2028 Kentucky Derby.
- **Kentucky:**
    - **Western Kentucky:** Opened Owensboro Racing & Gaming ("Owensboro") in Owensboro, Kentucky in February 2025 with 600 HRMs, food and beverage offerings, a retail sportsbook, and a simulcast wagering area.
    - **Southwestern Kentucky:** Held the grand opening for Marshall Yards Racing & Gaming ("Marshall Yards") on February 25, 2026 in Calvert City, Kentucky. The new HRM entertainment venue has 225 HRMs, a sports bar, a retail sportsbook, and a simulcast wagering area.
- **Virginia:**
    - **Northern Virginia:** Continued to grow The Rose Gaming Resort ("The Rose") in Dumfries, Virginia during its first full year of operation. The Rose has 1,610 HRMs, a 102-room hotel, food and beverage offerings, a simulcast wagering area, and event space**.**
    - **Central Virginia:**
        - Completed the expansion of the Richmond, Virginia HRM in August 2025.
        - Opened Roseshire Gaming Parlor ("Roseshire") in Henrico County in September 2025 with 175 HRMs, food and beverage offerings, and a simulcast wagering area.
- **New Hampshire:** Acquired 90% of the outstanding equity interests related to Casino Salem in Salem, New Hampshire in August 2025. The Company announced in January 2026 that Casino Salem will be redeveloped as Rockingham Grand Casino ("Rockingham"). Rockingham will occupy a 160,000 square-foot facility at Rockingham Mall. The venue will feature 825 historical racing machines, 32 table games, 12 electronic table game seats, a 900-seat live entertainment venue, and several food and beverage concepts, including a center bar and full-service sports bar and

restaurant. The Company plans to open Rockingham in mid-2027 with an expected capital investment of $180.0 to $200.0 million.

Wagering Services and Solutions Segment:

- Adjusted EBITDA was $177.3 million, up $11.7 million or 7.1% from fiscal year 2024.
- We expanded Exacta technology and product offerings to customers in new states.

Gaming Segment:

- Adjusted EBITDA was $483.0 million, down $23.9 million or 4.7% from fiscal year 2024.
- **Terre Haute Casino Resort ("Terre Haute"):** Continued to grow the Terre Haute Casino Resort during its first full year of operation. Terre Haute has over 1,000 slot machines, table games, a 400,000 square-foot entertainment venue, food and beverage offerings, and a retail sportsbook.

All Other:

- We repurchased $425.3 million of shares under our share repurchase programs in 2025, based on trade date.
- We continued in our ESG efforts with the ongoing promotion of responsible gaming; initiatives at our properties to lessen energy and water usage, to decrease carbon emissions, and to responsibly manage waste; increasing investments in the communities in which we operate and supporting our teams through educational and leadership development; and increasing engagement with our shareholders.

We remain committed to delivering strong financial results and long-term sustainable growth. Our businesses generate strong cash flow, and we have a solid balance sheet that supports our organic growth as well as strategic acquisitions that we believe will create long-term value for our shareholders.

Our Operations

We manage our operations through three reportable segments: Live and Historical Racing, Wagering Services and Solutions, and Gaming.

Refer to Part I, Item 1. Business, of this Annual Report on Form 10-K for more information on our segments and a description of our competition and government regulations and potential legislative changes that affect our business.

Consolidated Financial Results

The following table reflects our net revenue, operating income, net income, Adjusted EBITDA, and certain other financial information:

	Years Ended December 31,		
(in millions)	2025	2024	Change
Net revenue	$ 2,925.9	$ 2,734.3	$ 191.6
Operating income	683.8	709.0	(25.2)
Operating income margin	23.4 %	25.9 %	
Net income attributable to Churchill Down Incorporated	$ 383.0	$ 426.8	$ (43.8)
Adjusted EBITDA	1,205.3	1,159.2	46.1

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

- Net revenue increased $191.6 million driven by a $169.1 million increase from the Live and Historical Racing segment primarily due to the opening of The Rose in November 2024, the opening of Owensboro Racing and Gaming in February 2025, the opening of Roseshire in September 2025, the acquisition of Casino Salem in August 2025, and growth at our other HRM properties, a $18.7 million increase from the Wagering Services and Solutions segment primarily due to increased Derby Week wagering at TwinSpires Horse Racing and Exacta, and a $3.8 million increase from the Gaming segment primarily driven by the opening of the Terre Haute in April 2024, partially offset by net decreases at our nine other wholly owned gaming properties.
- Operating income decreased $25.2 million driven by an increase in impairment expense of $43.6 million primarily related to the net impairment of Chasers' gaming rights, a $17.2 million increase in transaction expenses, a $10.3 million decrease from our Gaming segment, an $8.5 million increase in SG&A expense, and a $2.6 million decrease from All Other. These decreases were partially offset by a $43.1 million increase from the Live and Historical segment

Form 10-K

driven by the opening of The Rose in November 2024, the opening of Owensboro in February 2025, Casino Salem in August 2025, and Roseshire in September 2025, and an $13.9 million increase from Wagering Services and Solutions.

- Net income attributable to Churchill Downs Incorporated decreased $43.8 million. A $33.0 million after-tax increase in impairment charges in the current year primarily due to the impairment of the Chasers' gaming rights, a $3.8 million after-tax increase of other charges and recoveries, net, a $3.5 million after-tax increase in transaction, pre-opening, and other expenses, and a $3.0 million valuation allowance established primarily for unrealizable state deferred tax assets impacted the comparability of the Company's net income for the year ended December 31, 2025 compared to the year ended December 31, 2024. Excluding these items, net income attributable to CDI decreased $0.5 million due to a $2.4 million after-tax increase in interest expense associated primarily with higher outstanding debt balances and higher interest rates, and a $0.2 million after-tax decrease related to the income attributable to the noncontrolling interest of United Tote and Casino Salem, partially offset by a $2.1 after-tax increase driven by the results of our operations.
- Adjusted EBITDA increased $46.1 million driven by a $62.4 million increase from the Live and Historical Racing segment primarily due to the opening of The Rose in Northern Virginia in November 2024, and a $11.7 million increase from the Wagering Services and Solutions segment primarily due to Exacta. These increases were partially offset by a $23.9 million decrease from the Gaming segment driven by net decreases at our wholly owned gaming properties and equity investments, offset by the opening of the Terre Haute in April 2024, and a $4.1 million decrease from All Other.

Revenue by Segment

The following table presents net revenue for our segments, including intercompany revenues:

	Years Ended December 31,		
(in millions)	**2025**	**2024**	**Change**
Live and Historical Racing	$ 1,442.4	$ 1,267.0	$ 175.4
Wagering Services and Solutions	526.3	500.7	25.6
Gaming	1,049.3	1,045.4	3.9
All Other	8.7	6.6	2.1
Eliminations	(100.8)	(85.4)	(15.4)
Net Revenue	$ 2,925.9	$ 2,734.3	$ 191.6

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

- Live and Historical Racing revenue increased $175.4 million due to an $88.3 million increase from our Virginia HRM venues, a $72.6 million increase from our Kentucky HRM venues, an $8.4 million increase from Churchill Downs Racetrack, and a $6.1 million increase primarily from our New Hampshire venues. The Virginia HRM increase was primarily due to an $82.7 million net increase from our Northern Virginia venues and a $10.6 million net increase from our Central Virginia venues primarily from the September 2025 opening of our Roseshire HRM venue, partially offset by a $5.0 million net decrease primarily from our Western and Southern Virginia venues. The Kentucky HRM increase was primarily due to a $40.1 million net increase from our Western Kentucky venues, a $14.5 million increase from our Northern Kentucky venues, a $10.0 million increase from our Southwestern venue, and an $8.0 million increase from our Louisville venues.
- Wagering Services and Solutions revenue increased $25.6 million due to an $11.8 million increase in TwinSpires Horse Racing primarily due to Derby Week wagering, an $11.1 million increase from Exacta attributable to incremental HRMs in our owned HRM venues, and a $2.7 million increase from our sports betting business.
- Gaming revenue increased $3.9 million due to a $33.3 million increase primarily attributable to the opening of the Terre Haute Casino Resort in April 2024, partially offset by an $18.9 million decrease from the cessation of HRM operations in Louisiana, a $5.1 million decrease in Mississippi primarily from temporary roadwork impacting Riverwalk and the impact of a local curfew on Harlow's, and a $5.4 million net decrease at our six other wholly owned gaming properties.
- All Other revenue increased $2.1 million primarily due to intercompany revenue related to the captive insurance company that was established in April 2024. All captive revenue is eliminated in consolidation.

Consolidated Operating Expense

The following table is a summary of our consolidated operating expense:

	Years Ended December 31,		
(in millions)	2025	2024	Change
Taxes and purses	$ 726.2	$ 662.9	$ 63.3
Content expense	166.4	168.4	(2.0)
Salaries and benefits	348.7	330.1	18.6
Selling, general and administrative expense	246.2	237.7	8.5
Depreciation and amortization	233.1	199.1	34.0
Marketing and advertising expense	101.9	90.7	11.2
Maintenance, insurance and utilities	89.4	95.2	(5.8)
Property and other taxes	28.3	23.0	5.3
Asset impairments, net	47.5	3.9	43.6
Transaction expense (benefit), net	5.1	(12.1)	17.2
Other operating expense	249.3	226.4	22.9
Total expense	$ 2,242.1	$ 2,025.3	$ 216.8

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Operating expenses increased $216.8 million for the year ended December 31, 2025 compared to December 31, 2024 primarily due to the openings of Terre Haute in Indiana in April 2024 and the hotel in May 2024, The Rose in Virginia in November 2024, Owensboro in February 2025, and the Roseshire in September 2025, as well as the renovation and expansion of our Richmond venue and the addition of the temporary facility at Casino Salem in New Hampshire. Asset impairments for the year ended December 31, 2025 include a $2.4 million write-off in the second quarter of 2025 of HRMs in Virginia that are no longer in use and a $45.1 million net impairment of the gaming rights for Chasers Poker Room in the third quarter of 2025.

Adjusted EBITDA by Segment

We believe that the use of Adjusted EBITDA as a key performance measure of the results of operations enables management and investors to evaluate and compare from period to period our operating performance in a meaningful and consistent manner. Adjusted EBITDA is a supplemental measure of our performance that is not required by or presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with GAAP) as a measure of our operating results.

	Year Ended December 31,		
(in millions)	2025	2024	Change
Live and Historical Racing	$ 637.0	$ 574.6	$ 62.4
Wagering Services and Solutions	177.3	165.6	11.7
Gaming	483.0	506.9	(23.9)
Total segment Adjusted EBITDA	1,297.3	1,247.1	50.2
All Other	(92.0)	(87.9)	(4.1)
Total Adjusted EBITDA	$ 1,205.3	$ 1,159.2	$ 46.1

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

- Live and Historical Racing Adjusted EBITDA increased $62.4 million due to a $41.4 million increase from our Kentucky HRM venues, an $18.7 million increase from our Virginia HRM venues, a $1.6 million increase primarily from our New Hampshire venues, and a $0.7 million increase from Churchill Downs Racetrack. The Kentucky HRM increase was primarily due to a $13.6 million net increase from our Western Kentucky venues, an $11.8 million increase from our Northern Kentucky venues, a $10.1 million increase from our Louisville venues, and a $5.9 million net increase from our Southwestern Kentucky venues. The Virginia HRM increase was primarily due to a $24.1 million net increase from our Northern Virginia venues, which includes $3.5 million of one-time business interruption insurance recovery related to the delayed opening of The Rose Gaming Resort in fourth quarter 2024, and a $1.8 million decrease in government relations expense, partially offset by a $7.2 million net decrease primarily from our Western and Southern Virginia venues.
- Wagering Services and Solutions Adjusted EBITDA increased $11.7 million due to a $9.2 million increase from Exacta attributable to incremental HRMs in our owned HRM venues, and a $4.2 million increase from our sports betting business, partially offset by a $1.7 million decrease attributable to TwinSpires Horse Racing due to increased legal expenses.
- Gaming Adjusted EBITDA decreased $23.9 million. Our wholly owned gaming properties decreased $15.5 million primarily due to an $8.1 million decrease from the cessation of HRM operations in Louisiana, a $4.6 million decrease in Mississippi from temporary roadwork impacting Riverwalk and the impact of a local curfew on Harlow's, a $6.9 million net decrease at our six other wholly owned gaming properties, partially offset by a $4.1 million increase primarily attributable to the opening of the Terre Haute Casino Resort in April 2024. Our equity investments decreased $8.4 million due to a $7.8 million decrease from Rivers Des Plaines due to increased competition and a $0.6 million decrease from Miami Valley Gaming.
- All Other Adjusted EBITDA decreased $4.1 million driven primarily by increased corporate administrative expenses offset by income related to our captive insurance company.

Reconciliation of Net Income to Adjusted EBITDA

(in millions)	Years Ended December 31, 2025	2024	Change
Net income attributable to Churchill Downs Incorporated	$ 383.0	$ 426.8	$ (43.8)
Net income attributable to noncontrolling interests	2.5	2.3	0.2
Net income	385.5	429.1	(43.6)
Adjustments:			
Depreciation and amortization	233.1	199.1	34.0
Interest expense	297.7	289.8	7.9
Income tax provision	146.9	144.1	2.8
Stock-based compensation expense	30.2	36.1	(5.9)
Pre-opening expense	11.7	29.6	(17.9)
Other expense, net	10.1	4.2	5.9
Transaction expense (benefit), net	5.1	(12.1)	17.2
Asset impairments, net	47.5	3.9	43.6
Other income, expense:			
Interest, depreciation and amortization expense related to equity investments	38.6	42.0	(3.4)
Rivers Des Plaines' legal reserves and transactions costs	—	0.3	(0.3)
Other charges and recoveries, net	(1.1)	(6.9)	5.8
Total adjustments	819.8	730.1	89.7
Adjusted EBITDA	$ 1,205.3	$ 1,159.2	$ 46.1

Consolidated Balance Sheet

The following table is a summary of our overall financial position:

(in billions)	As of December 31, 2025	2024	Change
Total assets	$ 7.5	$ 7.3	$ 0.2
Total liabilities	6.4	6.2	0.2
Total shareholders' equity	1.0	1.1	(0.1)

- Total assets increased $0.2 billion driven by increased other intangible assets due to the acquisition of Casino Salem and capital expenditures primarily due to the Churchill Downs Racetrack Starting Gate Pavilion and Courtyard, Roseshire Gaming Parlor, completed expansion of Rosie's Richmond, Marshall Yards Racing & Gaming, and Owensboro Racing & Gaming in Western Kentucky. These increases are partially offset by Chasers' gaming right non-cash impairment.
- Total liabilities increased $0.2 billion driven primarily by an increase in the outstanding balance on the Revolver, which is included in long-term debt, and increases in deferred income taxes. These increases were partially offset by decreased other noncurrent liabilities related to the settlement of the liability associated with Chasers' gaming rights.
- Total shareholders' equity decreased $0.1 billion driven by share repurchases and cash dividends, partially offset by net income from operations.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources have been and will continue to be cash flow from operations, borrowings under our credit facility, and proceeds from the issuance of debt securities. Our ongoing liquidity will depend on a number of factors, including available cash resources, cash flow from operations, acquisitions or equity investments, funding of construction for development projects, and our compliance with our covenants under our credit facility.

The following table is a summary of our liquidity and cash flows:

(in millions)	Year Ended December 31, 2025	2024	Change
Cash Flows from:			
Operating activities	$ 769.8	$ 771.7	$ (1.9)
Investing activities	(471.5)	(545.2)	73.7
Financing activities	(262.5)	(196.6)	(65.9)

Operating Cash Flow

Cash flows from operating activities decreased $1.9 million driven by a decrease in other assets and liabilities and decreased distributions from our unconsolidated affiliates. We anticipate that cash flows from operations and availability of borrowings under our credit facility over the next twelve months will be adequate to fund our business operations and capital expenditures.

Investing Cash Flow

Cash flows used in investing activities decreased $73.7 million primarily driven by a decrease in capital expenditures in 2025, partially offset by the Salem Transaction.

Financing Cash Flow

Cash flows used in financing activities increased $65.9 million primarily driven by the increase in share repurchases in 2025, partially offset by an increase in borrowings on the Revolver to fund the Salem Transaction.

Capital Expenditures

Included in cash flows from investing activities are capital maintenance expenditures and capital project expenditures. Capital maintenance expenditures relate to the replacement of existing fixed assets with a useful life greater than one year that are obsolete, exhausted, or no longer cost effective to repair. Capital project expenditures represent fixed asset additions related to land or building improvements to new or existing assets or purchases of new (non-replacement) equipment or software related to specific projects deemed necessary expenditures.

We spent $204.7 million in 2025 on project capital investments including: Churchill Downs Racetrack, Roseshire, Owensboro, Marshall Yards, and Rosie's Richmond. We currently expect our project capital to be approximately $180.0 to $220.0 million in 2026, although this amount may vary significantly based on the timing of work completed, unanticipated delays, and timing of payments to third parties.

Common Stock Repurchase Program

On July 22, 2025, the Board of Directors of the Company approved a common stock repurchase program of up to $500.0 million (the "July 2025 Stock Repurchase Program"). The July 2025 Stock Repurchase Program includes and is not in addition to the $169.2 million previously remaining under the prior March 2025 Stock Repurchase Program and is also not in addition to the $125.6 million previously remaining under the prior 2021 Stock Repurchase Program. Share repurchases may be made at management’s discretion from time to time in the open market (either with or without a 10b5-1 plan) or through privately negotiated transactions. The repurchase program has no time limit and may be suspended or discontinued at any time. We had approximately $429.5 million of repurchase authority remaining under the July 2025 Stock Repurchase Program at December 31, 2025, based on trade date.

Dividends

On October 21, 2025, the Company's Board of Directors approved an annual cash dividend on our common stock of $0.438 per outstanding share, which represented a 7% increase over the prior year. The dividend was payable on January 6, 2026 to shareholders of record as of the close of business on December 5, 2025. The 7% increase marked the fifteenth consecutive year that the Company has increased the dividend. The payment and amount of future dividends will be determined by the Board of Directors and will depend upon, among other things, our operating results, financial condition, cash requirements and general business conditions at the time such payment is considered.

Credit Facilities and Indebtedness

The following table presents our debt outstanding, bond premium and debt issuance costs:

	As of December 31,		
(in millions)	**2025**	**2024**	**Change**
Term Loan B-1 due 2028	$ 285.8	$ 288.8	$ (3.0)
Term Loan A due 2029	1,112.3	1,172.4	(60.1)
Revolver	657.0	377.5	279.5
2027 Senior Notes	600.0	600.0	—
2028 Senior Notes	700.0	700.0	—
2030 Senior Notes	1,200.0	1,200.0	—
2031 Senior Notes	600.0	600.0	—
Total debt	5,155.1	4,938.7	216.4
Current maturities of long-term debt	(63.1)	(63.1)	—
Total debt, net of current maturities	5,092.0	4,875.6	216.4
Issuance cost and fees	(24.9)	(31.5)	6.6
Total debt	$ 5,067.1	$ 4,844.1	$ 223.0

Credit Agreement

At December 31, 2025, the Company's senior secured credit facility (as amended from time to time, the "Credit Agreement") consisted of a $1.2 billion revolving credit facility (the "Revolver"), $285.8 million senior secured term loan B-1 due 2028 (the "Term Loan B-1"), $1.1 billion senior secured term loan A due 2029 (the "Term Loan A"), and $100.0 million swing line commitment. Certain amendments to the Credit Agreement entered into during 2023, 2024, and 2025 are described below.

On February 24, 2023, the Company closed an amendment of the Credit Agreement to increase the loans under the Term Loan A from $800.0 million to $1.3 billion and made certain other changes to the existing credit agreement. The Company used the net proceeds from the borrowings under the increased Term Loan A to repay outstanding loans under its Revolver, pay related transaction fees and expenses, and for general corporate purposes.

On July 3, 2024, the Company closed an amendment of the Credit Agreement to extend the maturity date of the Revolver and Term Loan A from 2027 to 2029 and amend certain other provisions of the Credit Agreement. The Company has $4.4 million of capitalized unamortized debt issuance costs associated with the Term Loan A which are being amortized as interest expense over the remainder of the term.

On February 14, 2025, the Company announced that it closed the seventh amendment of the Credit Agreement. The seventh amendment to the Credit Agreement (i) reduced the interest rate for the Term Loan B-1 from Secured Overnight Financing Rate ("SOFR") plus 200 basis points to SOFR plus 175 basis points, (ii) eliminates the 0.10% credit spread adjustment, and (iii) makes certain other amendments to the Credit Agreement.

The Term Loan B-1 requires quarterly payments of 0.25% of the original $300.0 million balance and may be subject to additional mandatory prepayment from excess cash flow on an annual basis per the provisions of the Credit Agreement.

The Revolver and Term Loan A bear interest at SOFR plus 10 basis points, plus a variable applicable margin which is determined by the Company's net leverage ratio. As of December 31, 2025, that applicable margin was 150 basis points which was based on the pricing grid in the Credit Agreement. The Company had $534.8 million available borrowing capacity, after consideration of $8.2 million in outstanding letters of credit, under the Revolver as of December 31, 2025.

The Company is required to pay a commitment fee on the unused portion of the Revolver as determined by a pricing grid based on the consolidated total net secured leverage ratio of the Company. For the period ended December 31, 2025, the Company's commitment fee rate was 0.25%.

The Company completed the transition of its financing from London Interbank Offered Rate to SOFR during the second quarter of 2023. These transition activities did not have a material impact on the Company's financial statements.

The Credit Agreement is collateralized by substantially all the wholly owned assets of the Company. The Credit Agreement contains certain customary affirmative and negative covenants, which include limitations on liens, investments, indebtedness, dispositions, mergers and acquisitions, the making of restricted payments, changes in the nature of business, changes in fiscal year, and transactions with affiliates. The Credit Agreement also contains financial covenants providing for the maintenance of a maximum consolidated secured net leverage ratio and maintenance of a minimum consolidated interest coverage ratio.

	Actual as of December 31, 2025	Requirement
Interest coverage ratio	3.9 to 1.0	> 2.5 to 1.0
Consolidated total secured net leverage ratio	1.4 to 1.0	< 4.0 to 1.0

The Company was compliant with all applicable covenants on December 31, 2025.

2027 Senior Notes

On March 25, 2019, the Company completed an offering of $600.0 million in aggregate principal amount of 5.50% Senior Unsecured Notes that mature on April 1, 2027 (the "2027 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Company used the net proceeds from the offering to repay the then-outstanding balance on the Revolver. In connection with the offering, we capitalized $8.9 million of debt issuance costs which are being amortized as interest expense over the term of the 2027 Senior Notes.

The 2027 Senior Notes were issued at par, with interest payable on April 1st and October 1st of each year, commencing on October 1, 2019. The 2027 Senior Notes will vote as one class under the indenture governing the 2027 Senior Notes.

The Company may redeem some or all the 2027 Senior Notes at redemption prices set forth in the 2027 Indenture.

2028 Senior Notes

On December 27, 2017, the Company completed an offering of $500.0 million in aggregate principal amount of 4.75% Senior Unsecured Notes that mature on January 15, 2028 (the "Existing 2028 Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Existing 2028 Notes were issued at par, with interest payable on January 15th and July 15th of each year, commencing on July 15, 2018. The Company used the net proceeds from the offering to repay a portion of our $600.0 million 5.375% Senior Unsecured Notes due in 2021. In connection with the offering, we capitalized $7.7 million of debt issuance costs which are being amortized as interest expense over the term of the Existing 2028 Notes.

On March 17, 2021, the Company completed an offering of $200.0 million in aggregate principal amount of 4.75% Senior Unsecured Notes that mature on January 15, 2028 (the "Additional 2028 Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Additional 2028 Notes were offered under the indenture dated as of December 27, 2017, governing the $500.0 million aggregate principal amount of 4.75% Senior Unsecured Notes due 2028 and form a part of the same series for purposes of the indenture. In connection with the offering, we capitalized $3.4 million of debt issuance costs which are being amortized as interest expense over the term of the Additional 2028 Notes. Upon completion of this offering, the aggregate principal amount outstanding of the Existing 2028 Notes, together with the Additional 2028 Notes (collectively, the "2028 Senior Notes"), is $700.0 million.

The Additional 2028 Notes were issued at 103.25% of the principal amount, plus interest deemed to have accrued from January 15, 2021, with interest payable on January 15th and July 15th of each year, commencing on July 15, 2021. The 2028 Senior Notes will vote as one class under the indenture governing the 2028 Senior Notes. The 3.25% premium is being amortized through interest expense, net over the term of the Additional 2028 Notes.

The Company may redeem some or all the 2028 Senior Notes at redemption prices set forth in the 2028 Indenture.

2030 Senior Notes

On April 13, 2022, a wholly owned subsidiary of the Company completed an offering of $1.2 billion in aggregate principal amount of 5.75% Senior Unsecured Notes that mature on April 13, 2030 (the "2030 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that was exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The offering of the 2030 Senior Notes was part of the financing utilized for the acquisition of substantially all of the assets of Peninsula Pacific Entertainment LLC. In connection with the offering, we capitalized $18.3 million of debt issuance costs which are being amortized as interest expense over the term of the 2030 Senior Notes.

The 2030 Senior Notes were issued at 100% of the principal amount, plus interest deemed to have accrued from April 13, 2022, with interest payable in arrears on April 1st and October 1st of each year, commencing on October 1, 2022. The 2030 Senior Notes will vote as one class under the indenture governing the 2030 Senior Notes.

The Company may redeem some or all the 2030 Senior Notes at redemption prices set forth in the 2030 Indenture.

2031 Senior Notes

On April 25, 2023, the Company completed an offering of $600.0 million in aggregate principal amount of 6.75% senior unsecured notes that mature on April 25, 2031 (the "2031 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Company used a portion of the net proceeds from the offering to repay indebtedness outstanding under its Term Loan B Facility due 2024, and to fund related transaction fees and expenses, working capital and other general corporate purposes. The Company recognized a loss on extinguishment on Term Loan B of $1.3 million, which is included in miscellaneous, net in the accompanying Consolidated Statements of Comprehensive Income. The Company capitalized $10.5 million of debt issuance costs associated with the 2031 Senior Notes which are being amortized as interest expense over the remainder of the 8-year term.

The 2031 Senior Notes were issued at 100% of the principal amount, plus interest deemed to have accrued from April 25, 2023, with interest payable in arrears on May 1st and November 1st of each year, commencing on November 1, 2023. The 2031 Senior Notes will vote as one class under the indenture governing the 2031 Senior Notes.

The Company may redeem some or all the 2031 Senior Notes at redemption prices set forth in the 2031 Indenture.

Contractual Obligations

Our commitments to make future payments as of December 31, 2025, are estimated as follows:

(in millions)	2026	2027-2028	2029-2030	Thereafter	Total
Dividends	$ 30.5	$ —	$ —	$ —	$ 30.5
Revolver	—	—	657.0	—	657.0
Interest on Revolver [1]	35.1	70.2	17.9	—	123.2
Term Loan B-1	3.0	282.8	—	—	285.8
Interest on Term Loan B-1 [1]	15.8	18.9	—	—	34.7
Term Loan A	60.1	120.3	931.9	—	1,112.3
Interest on Term Loan A[1]	58.8	108.0	25.1	—	191.9
2027 Senior Notes	—	600.0	—	—	600.0
2028 Senior Notes	—	700.0	—	—	700.0
2030 Senior Notes	—	—	1,200.0	—	1,200.0
2031 Senior Notes	—	—	—	600.0	600.0
Interest on 2027 Senior Notes	33.0	16.5	—	—	49.5
Interest on 2028 Senior Notes	33.3	49.9	—	—	83.2
Interest on 2030 Senior Notes	69.0	138.0	103.5	—	310.5
Interest on 2031 Senior Notes	40.5	81.0	81.0	20.3	222.8
Operating and Finance Leases	10.8	19.3	16.1	42.0	88.2
All other	1.5	2.9	2.7	3.8	10.9
Total	$ 391.4	$ 2,207.8	$ 3,035.2	$ 666.1	$ 6,300.5

[1] Interest includes the estimated contractual payments under our Credit Facility assuming no change in the weighted average borrowing rate of 5.34%, which was the rate in place as of December 31, 2025.

As of December 31, 2025, we had approximately $2.4 million of unrecognized tax benefits.

The Company is exploring options to fund upcoming senior note maturities through a combination of cash on hand, cash generated from operations, available capacity under its revolving credit facility, and capital markets to fund the obligation. Access to capital markets and the terms under which we would fund the obligations are subject to our ability to access the market and other market conditions.

Critical Accounting Policies and Estimates

Our significant accounting policies and recently adopted accounting policies are more fully described in Note 2, Significant Accounting Policies to the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Our consolidated financial statements have been prepared in conformity with GAAP, which requires management to make estimates, judgments, and assumptions that we believe are reasonable based on our historical experience, contract terms, observance of known trends in our Company and the industry as a whole and information available from other outside sources. Our estimates affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those initial estimates.

Our critical accounting estimates relate to goodwill and certain indefinite-lived intangible assets.

Goodwill and certain intangible assets

Acquisition of certain identifiable intangible assets

In conjunction with the acquisition of a business, the Company records identifiable intangible assets acquired at their respective fair values as of the date of acquisition. Our indefinite-lived intangible assets primarily consist of gaming rights and trademarks. Certain of our gaming rights and trademarks are considered indefinite-lived intangible assets that do not require amortization based on our future expectations to operate our gaming facilities and use the trademarks indefinitely, and our historical experience in renewing these intangible assets at minimal cost with various state gaming commissions. Our definite-lived intangible assets primarily consist of technology and other assets.

We use various valuation methods to determine initial fair value of our intangible assets, including the Greenfield Method and relief-from-royalty method of the income approach, all of which use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. The use of these valuation methods requires us to make significant estimates and assumptions about future revenue and operating expenses, expected start-up costs, capital expenditures, royalty rate, and the discount rate. The fair values of gaming rights are generally determined using the Greenfield Method, which is an income approach methodology that calculates the present value based on a projected cash flow stream. This method assumes that the gaming rights provides the opportunity to develop a casino or historical racing facility in a specified region, and that the present value of the projected cash flows are a result of the realization of advantages contained in these rights. Under this methodology, the acquirer is expected to absorb all start-up costs, as well as incur all expenses pertaining to the acquisition and/or the creation of all tangible and intangible assets. The estimated future revenue and operating expenses, start-up costs of the acquired business, and the discount rate are the primary assumptions and estimates used in these valuations. The fair values of trademarks are generally determined using the relief-from-royalty method of the income approach, which estimates the fair value of the intangible asset by discounting the fair value of the hypothetical royalty payments a market participant would be willing to pay to enjoy the benefits of the trademarks. The estimated future revenue, royalty rate, and the discount rate are the primary assumptions and estimates used in these valuations. The fair value of technology assets are generally determined using the relief-from-royalty method of the income approach, which estimates the cost savings that accrue to the owner of the intangibles asset that would otherwise be payable as royalties or license fees on revenues earned through the use of the asset. The estimated future revenue, royalty rate, and discount rate are the primary assumptions and estimates used in the valuations. The discount rates used to discount expected future cash flows to present value are generally derived from the weighted average cost of capital analysis and adjusted for the size and/or risk of the asset. Changes in estimates or the application of alternative assumptions could produce significantly different results.

Assessments of goodwill and intangible assets

We perform our annual review for impairment of goodwill and indefinite-lived intangible assets on April 1st of each fiscal year, or more frequently if events or changes in circumstances indicate that it is more likely than not the asset is impaired. Adverse industry or economic trends, lower projections of profitability, or a sustained decline in our market capitalization, among other items, may be indications of potential impairment issues which are triggering events requiring the testing of an asset's carrying value for recoverability.

Goodwill and indefinite-lived intangible assets are required to be tested annually or more frequently if events or changes in circumstances indicate that it is more likely than not that an asset is impaired. An entity may first assess qualitative factors to determine whether it is necessary to complete the impairment test using a more likely than not criteria. If an entity believes it is more likely than not that the fair value of a reporting unit is greater than the reporting unit's carrying value, including goodwill, the quantitative impairment test can be bypassed. Alternatively, an entity has an unconditional option to bypass the qualitative assessment and proceed directly to performing the quantitative impairment test. If a quantitative impairment test of goodwill is required, we generally determine the fair value under the market and income valuation approaches using inputs primarily related to discounted projected cash flows and price multiples of publicly traded comparable companies. If a quantitative impairment test of our indefinite-lived intangible assets is required, we generally determine the fair value using the Greenfield Method for gaming rights and relief-from-royalty method of the income approach for trademarks. Qualitative factors include macroeconomic conditions, industry and market conditions, cost factors, and overall financial performance, among others. These factors require significant judgments and estimates, and application of alternative assumptions could produce materially different results. Evaluations of possible impairment require us to estimate, among other factors, forecasts of future operating results, revenue growth, operating expense, tax rates, start-up costs, capital expenditures, depreciation, working capital, discount rates, long-term growth rates, risk premiums, royalty rates, terminal values, and fair values of our reporting units and assets. The impairment tests for goodwill and indefinite-lived intangible assets are subject to uncertainties arising from such events as changes in competitive conditions, the current economic environment, material changes in growth rate assumptions that could positively or negatively impact anticipated future operating conditions and cash flows, changes in the discount rate, and the impact of strategic decisions. If any of these factors were to materially change, such change may require a reevaluation of our goodwill and indefinite-lived intangible assets. Changes in estimates or the application of alternative assumptions could produce significantly different results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks arising from adverse changes in:

- general economic trends; and
- interest rate and credit risk.

General economic trends

Our business is sensitive to consumer confidence and reductions in consumers' discretionary spending, which may result from challenging economic conditions, interest rate fluctuations, unemployment levels and other changes in the economy. Demand for entertainment and leisure activities is sensitive to consumers’ disposable incomes, which can be adversely affected by economic conditions and unemployment levels. This could result in fewer patrons visiting our racetracks, HRM entertainment venues, online wagering sites, and gaming facilities, and/or may impact our customers’ ability to wager with the same frequency and to maintain wagering levels.

Interest rate and credit risk

Our primary exposure to market risk relates to changes in interest rates. On December 31, 2025, we had $2.1 billion outstanding under our Credit Agreement, which bears interest at SOFR based variable rates. We are exposed to market risk on variable rate debt due to potential adverse changes in these rates. Assuming the outstanding balance of the debt facility remains constant, a one-percentage point increase in the SOFR rate would reduce net income and cash flows from operating activities by $14.7 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CHURCHILL DOWNS INCORPORATED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31,

(in millions, except per common share data)	2025	2024	2023
Net revenue:			
Live and Historical Racing	$ 1,394.7	$ 1,225.6	$ 1,047.3
Wagering Services and Solutions	488.2	469.5	444.9
Gaming	1,042.9	1,039.1	968.6
All Other	0.1	0.1	0.9
Total net revenue	2,925.9	2,734.3	2,461.7
Operating expense:			
Live and Historical Racing	861.4	735.4	662.2
Wagering Services and Solutions	301.3	296.5	288.2
Gaming	763.0	748.9	700.0
All Other	17.6	15.0	15.6
Selling, general and administrative expense	246.2	237.7	202.3
Asset impairments, net	47.5	3.9	24.6
Transaction expense (benefit)	5.1	(12.1)	4.8
Total operating expense	2,242.1	2,025.3	1,897.7
Operating income	683.8	709.0	564.0
Other (expense) income:			
Interest expense, net	(297.7)	(289.8)	(268.4)
Equity in income of unconsolidated affiliates	139.4	144.9	146.3
Gain on the sale of assets	—	—	114.0
Miscellaneous, net	6.9	9.1	5.9
Total other (expense) income	(151.4)	(135.8)	(2.2)
Income from operations before provision for income taxes	532.4	573.2	561.8
Income tax provision	(146.9)	(144.1)	(144.5)
Net income	385.5	429.1	417.3
Net income attributable to noncontrolling interests	2.5	2.3	—
Net income and comprehensive income attributable to Churchill Downs Incorporated	$ 383.0	$ 426.8	$ 417.3
Net income attributable to Churchill Downs Incorporated per common share data:			
Basic net income	$ 5.32	$ 5.73	$ 5.55
Diluted net income	$ 5.29	$ 5.68	$ 5.49
Weighted average shares outstanding:			
Basic	71.4	74.0	75.2
Diluted	71.8	74.6	76.1

The accompanying notes are an integral part of the consolidated financial statements.

CHURCHILL DOWNS INCORPORATED
CONSOLIDATED BALANCE SHEETS
December 31,

(in millions)	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 200.6	$ 175.5
Restricted cash	87.9	77.2
Accounts receivable, net	93.5	98.7
Income taxes receivable	17.0	14.5
Other current assets	44.2	46.4
Total current assets	443.2	412.3
Property and equipment, net	2,918.6	2,874.9
Investment in and advances to unconsolidated affiliates	684.6	661.2
Goodwill	900.2	900.2
Other intangible assets, net	2,515.3	2,409.0
Other assets	22.6	18.3
Total assets	$ 7,484.5	$ 7,275.9
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 184.3	$ 180.3
Accrued expenses and other current liabilities	400.5	402.0
Current deferred revenue	54.7	52.9
Current maturities of long-term debt	63.1	63.1
Dividends payable	30.7	31.0
Total current liabilities	733.3	729.3
Long-term debt (net of current maturities and loan origination fees of $6.0 in 2025 and $7.7 in 2024)	1,985.9	1,767.9
Notes payable (net of debt issuance costs of $18.8 in 2025 and $23.8 in 2024)	3,081.2	3,076.2
Non-current deferred revenue	15.4	20.0
Deferred income taxes	519.9	432.7
Other liabilities	93.0	146.5
Total liabilities	6,428.7	6,172.6
Commitments and contingencies		
Redeemable noncontrolling interest	46.1	19.7
Shareholders' equity:		
Preferred stock, no par value; 0.3 shares authorized; no shares issued or outstanding	—	—
Common stock, no par value; 300.0 shares authorized; 69.6 shares issued and outstanding December 31, 2025 and 73.5 shares at December 31, 2024	—	—
Retained earnings	1,010.7	1,084.6
Accumulated other comprehensive loss	(1.0)	(1.0)
Total shareholders' equity	1,009.7	1,083.6
Total liabilities and shareholders' equity	$ 7,484.5	$ 7,275.9

The accompanying notes are an integral part of the consolidated financial statements.

CHURCHILL DOWNS INCORPORATED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
for the years ended December 31, 2025, 2024 and 2023

	Common Stock				
(in millions, except per common share data)	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 2022	74.8	$ —	$ 552.4	$ (0.9)	$ 551.5
Net income attributable to Churchill Downs Incorporated			417.3		417.3
Issuance of common stock	0.3	3.1			3.1
Repurchase of common stock	(0.5)	(36.0)	(19.3)		(55.3)
Taxes paid related to net share settlement of stock awards	(0.1)		(26.5)		(26.5)
Stock-based compensation		32.9			32.9
Cash dividends ($0.382 per share)			(28.5)		(28.5)
Other			(0.9)		(0.9)
Balance, December 31, 2023	74.5	—	894.5	(0.9)	893.6
Net income attributable to Churchill Downs Incorporated			426.8		426.8
Issuance of common stock	0.7	4.2			4.2
Repurchase of common stock	(1.5)	(35.8)	(153.2)		(189.0)
Reclassification to liability rewards			(20.9)		(20.9)
Taxes paid related to net share settlement of stock awards	(0.2)		(27.3)		(27.3)
Stock-based compensation		32.0			32.0
Cash dividends ($0.409 per share)			(30.1)		(30.1)
Other		(0.4)	(5.2)	(0.1)	(5.7)
Balance, December 31, 2024	73.5	—	1,084.6	(1.0)	1,083.6
Net income attributable to Churchill Downs Incorporated			383.0		383.0
Issuance of common stock	0.4	5.0			5.0
Repurchase of common stock	(4.2)	(24.2)	(401.1)		(425.3)
Taxes paid related to net share settlement of stock awards	(0.1)		(17.2)		(17.2)
Stock-based compensation		19.2			19.2
Cash dividends ($0.438 per share)			(30.5)		(30.5)
Other			(8.1)		(8.1)
Balance, December 31, 2025	69.6	$ —	$ 1,010.7	$ (1.0)	$ 1,009.7

The accompanying notes are an integral part of the consolidated financial statements.

CHURCHILL DOWNS INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31,

(in millions)	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 385.5	$ 429.1	$ 417.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	233.1	199.1	169.0
Equity in income of unconsolidated affiliates	(139.4)	(144.9)	(146.3)
Distributions from unconsolidated affiliates	116.0	138.7	155.1
Stock-based compensation	30.2	36.1	32.9
Deferred income taxes	86.8	44.5	47.4
Asset impairments	87.5	3.9	24.6
Gain on settlement of liability	(40.0)	—	—
Amortization of operating lease assets	6.4	5.6	6.2
Gain on sale of assets	—	—	(114.0)
Other	8.8	9.7	5.4
Changes in operating assets and liabilities, net of businesses acquired and dispositions:			
Income taxes	(3.5)	(4.5)	(1.1)
Deferred revenue	(2.8)	(12.1)	34.2
Other assets and liabilities	1.2	66.5	(25.4)
Net cash provided by operating activities	769.8	771.7	605.3
Cash flows from investing activities:			
Capital maintenance expenditures	(70.2)	(83.6)	(77.7)
Capital project expenditures	(204.7)	(463.4)	(598.8)
Acquisition of businesses, net of cash acquired	—	—	(241.3)
Acquisition of gaming rights, net of cash acquired	(185.3)	—	—
Proceeds from sale of assets	—	—	195.7
Other	(11.3)	1.8	4.1
Net cash used in investing activities	(471.5)	(545.2)	(718.0)
Cash flows from financing activities:			
Proceeds from borrowings under long-term debt obligations	1,098.1	965.5	1,771.1
Repayments of borrowings under long-term debt obligations	(881.7)	(900.8)	(1,536.0)
Payment of dividends	(30.8)	(29.2)	(27.1)
Repurchase of common stock	(427.8)	(186.0)	(55.9)
Taxes paid related to net share settlement of stock awards	(17.0)	(30.1)	(25.5)
Proceeds from pending equity transaction	—	—	14.4
Debt issuance costs	(0.3)	(2.6)	(13.0)
Change in bank overdraft	(2.3)	(10.9)	2.0
Other	(0.7)	(2.5)	(0.7)
Net cash (used in) provided by financing activities	(262.5)	(196.6)	129.3
Cash flows from discontinued operations:			
Operating cash flows of discontinued operations	—	1.0	0.5
Net increase (decrease) in cash, cash equivalents and restricted cash	35.8	30.9	17.1
Cash, cash equivalents and restricted cash, beginning of year	252.7	221.8	204.7
Cash, cash equivalents and restricted cash, end of year	$ 288.5	$ 252.7	$ 221.8

The accompanying notes are an integral part of the consolidated financial statements.

CHURCHILL DOWNS INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
for the years ended December 31,

(in millions)	2025	2024	2023
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 294.5	$ 306.8	$ 283.6
Taxes paid (net of refunds) by jurisdiction			
Federal	$ 46.7	$ 83.3	$ 67.4
State			
Illinois	3.3	4.3	6.5
Virginia	3.3	2.8	3.4
Kentucky	2.4	3.6	5.7
Other	7.9	9.0	15.2
	$ 63.6	$ 103.0	$ 98.2
Schedule of non-cash investing and financing activities:			
Dividends payable	$ 30.7	$ 31.0	$ 29.3
Deferred payments on the acquisition of business included in other liabilities	—	1.2	4.9
Property and equipment additions included in accounts payable and accrued expense and other current liabilities	30.1	43.7	95.1
Fair value of noncontrolling interest recognized in connection with asset acquisition	20.4	—	—

The accompanying notes are an integral part of the consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Churchill Downs Incorporated ("CDI" or the "Company") has been creating extraordinary entertainment experiences for over 150 years, beginning with the Company's most iconic and enduring asset, the Kentucky Derby. Headquartered in Louisville, Kentucky, CDI has expanded through the acquisition, development, and operation of live and historical racing entertainment venues, the growth of the online wagering businesses, and the acquisition, development, and operation of regional casino gaming properties.

We own and operate 17 live and historical racing entertainment venues with seven retail sportsbooks in three states, one of the largest online horse racing wagering platforms in the U.S., ten wholly owned casino gaming properties with nine retail sportsbooks in nine states. We were organized as a Kentucky corporation in 1928, and our principal executive offices are located in Louisville, Kentucky.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

We consolidate all subsidiaries in which we have a controlling financial interest and variable interest entities ("VIEs") for which we or one of our consolidated subsidiaries is the primary beneficiary. We consolidate a VIE when we have both the power to direct the activities that most significantly impact the results of the VIE and the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE.

Use of Estimates

Our financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which requires management to make estimates, judgments and assumptions that we believe are reasonable based on our historical experience, contract terms, observance of known trends in our Company and the industry as a whole and information available from other outside sources. Our estimates affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those initial estimates.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are required to be tested annually or more frequently if events or changes in circumstances indicate that it is more likely than not that an asset is impaired. An entity may first assess qualitative factors to determine whether it is necessary to complete the impairment test using a more likely than not criteria. If an entity believes it is more likely than not that the fair value of a reporting unit is greater than the reporting unit's carrying value, including goodwill, the quantitative impairment test can be bypassed. Alternatively, an entity has an unconditional option to bypass the qualitative assessment and proceed directly to performing the quantitative impairment test. If a quantitative impairment test of goodwill is required, we generally determine the fair value under the market and income valuation approaches using inputs primarily related to discounted projected cash flows and price multiples of publicly traded comparable companies. If a quantitative impairment test of our indefinite-lived intangible assets is required, we generally determine the fair value using the Greenfield Method for gaming rights and relief-from-royalty method of the income approach for trademarks. The Greenfield Method is an income approach methodology that calculates the present value based on a projected cash flow stream. Qualitative factors include macroeconomic conditions, industry and market conditions, cost factors and overall financial performance, among others. These factors require judgments and estimates, and application of alternative assumptions could produce significantly different results. Evaluations of possible impairment require us to estimate, among other factors, forecasts of future operating results, revenue growth, operating expense, tax rates, start-up costs, capital expenditures, depreciation, working capital, discount rates, long-term growth rates, risk premiums, royalty rates, terminal values and fair market values of our reporting units and assets. The estimated future revenue and operating expenses, start-up costs, and discount rates are the primary assumptions and estimates in the valuation of gaming rights. Changes in estimates or the application of alternative assumptions could produce significantly different results.

We perform our annual review for impairment of goodwill and indefinite-lived intangible assets on April 1 of each fiscal year, or more frequently if events or changes in circumstances indicate that it is more likely than not the relevant asset is impaired. Adverse industry or economic trends, lower projections of profitability, or a sustained decline in our market capitalization, among other items, may be indications of potential impairment issues, which are triggering events requiring the testing of an asset's carrying value for recoverability. Goodwill is allocated and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. We are required to aggregate the components of an operating segment into one reporting unit if they have similar economic characteristics.

Our gaming rights and trademarks are considered indefinite-lived intangible assets that do not require amortization based on our future expectations to operate our gaming facilities and use the trademarks indefinitely and our historical experience in renewing these intangible assets at minimal cost with various state gaming commissions. The indefinite lived-intangible assets carrying value are tested annually, or more frequently, if indicators of impairment exist, by comparing the fair value of the recorded assets to the associated carrying amount. If the carrying amount of the gaming rights and trademark intangible assets exceed fair value, an impairment loss is recognized.

Other definite-lived intangible assets, consisting primarily of customer relationships and technology assets, are amortized over periods from seven to 15 years. Amortization expense related to the definite-lived intangible assets is provided on a straight-line basis, as it approximates the economic benefit over the estimated useful lives of the assets. With respect to definite-lived intangible assets, we periodically evaluate whether events and circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of such assets. If such events or circumstances indicate that the carrying amount of these assets may not be recoverable, we would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows were less than the carrying amount of the assets, we would recognize an impairment charge to reduce such assets to their fair value.

Property and Equipment

We review the carrying value of our property and equipment to be held and used in our operations whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from estimated future undiscounted cash flows expected to result from the asset's use and eventual disposition. Adverse industry or economic trends, lower projections of profitability, or a significant adverse change in legal factors or in the business climate, among other items, may be indications of potential impairment issues. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, an impairment is recorded based on the fair value of the asset.

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows: 10 to 40 years for grandstands and buildings, two to 10 years for equipment, two to 10 years for furniture and fixtures and 10 to 20 years for tracks and other improvements.

Our capital maintenance expenditures relate to the replacement of existing fixed assets with a useful life greater than one year that are obsolete, exhausted, or no longer cost effective to repair. Our capital project expenditures represent fixed asset additions related to land or building improvements to new or existing assets or purchases of new (non-replacement) equipment or software related to specific projects deemed necessary expenditures.

Revenue Recognition

We generate revenue from pari-mutuel wagering transactions with customers related to live races, simulcast races, and historical races as well as simulcast host fees earned from other wagering sites. Our racetracks that host live races also generate revenue through sponsorships, admissions (including luxury suites), personal seat licenses ("PSLs"), television rights, concessions, programs and parking. Concessions, programs, and parking revenue is recognized once the good or service is delivered.

Our live racetracks' revenue and income are influenced by our racing calendar. Similarly, TwinSpires advance deposit wagering ("ADW") and United Tote revenue and income is influenced by racing calendars. Therefore, revenue and operating results for any interim quarter are not generally indicative of the revenue and operating results for the year and may not be comparable with results for the corresponding period of the previous year. We historically have had fewer live racing days during the first quarter of each year, and the majority of our live racing revenue occurs during the second quarter with the running of the Kentucky Oaks and Kentucky Derby.

For live races we present at our racetracks, we recognize revenue on wagers we accept from customers at our racetrack ("on-track revenue") and revenue we earn from exporting our live racing signals to other racetracks, off-track betting facilities ("OTBs"), and ADW providers ("export revenue"). For simulcast races we display at our racetracks, OTBs, and TwinSpires' platforms, we recognize revenue we earn from providing a wagering service to our customers on these imported live races ("import revenue"). TwinSpires import revenue is generated through ADW which consists of patrons wagering through an advance deposit account. Each wagering contract for on-track revenue, and import revenue contains a single performance obligation and our export revenue contracts contain a series of distinct services that form a single performance obligation. The transaction price for on-track revenue and import revenue is fixed based on the established commission rate we are entitled to retain. The transaction price for export revenue is variable based on the simulcast host fee we charge our customers for exporting our signal. We may provide cash incentives in conjunction with wagering transactions we accept from TwinSpires' customers. These cash incentives represent consideration payable to a customer and therefore are treated as a reduction of the transaction price for the wagering transaction. Our export revenue contracts generally have a duration of one year or less. These arrangements are licenses of intellectual property containing a usage-based royalty. As a result, we have elected to use the practical expedient to omit disclosure related to remaining performance obligations for our export revenue contracts. We recognize on-track revenue, export revenue, and import revenue once the live race event is made official by the relevant racing regulatory body.

We recognize revenue we earn from providing a wagering service to our customers on historical races at our historical racing machine ("HRM") facilities. The transaction price for HRM revenue is based on the established commission rate we are entitled to retain for each wager on the HRM. We recognize HRM revenue once the historical race has been completed on the HRM, net of the liability to the pool.

We evaluate our on-track revenue, export revenue, import revenue, and HRM revenue contracts in order to determine whether we are acting as the principal or as the agent when providing services, which we consider in determining if revenue should be reported gross or net. An entity is a principal if it controls the specified service before that service is transferred to a customer.

The revenue we recognize for on-track revenue, import revenue, and HRM revenue is the commission we are entitled to retain for providing a wagering service to our customers. For these arrangements, we are the principal as we control the wagering service; therefore, any charges, including any applicable simulcast fees, we incur for delivering the wagering service are presented as operating expenses.

For export revenue, our customer is the third-party wagering site such as a racetrack, OTB, or ADW provider. Therefore, the revenue we recognize for export revenue is the simulcast host fee we earn for exporting our racing signal to the third-party wagering site.

Our admission contracts are either for a single live racing event day or multiple days. Our PSLs, sponsorships, and television rights contracts generally relate to multiple live racing event days. Multiple day admission, PSLs, sponsorships, and television rights contracts contain a distinct series of services that form single performance obligations. Sponsorship contracts generally include performance obligations related to admissions and advertising rights at our racetracks. Television rights contracts contain a performance obligation related to the rights to distribute certain live racing events on media platforms. The transaction prices for our admissions, PSLs, sponsorships, and television rights contracts are fixed. We allocate the transaction price to our sponsorship contract performance obligations based on the estimated relative standalone selling price of each distinct service.

The revenue we recognize for admissions to a live racing event day is recognized once the related event is complete. For admissions, PSLs, sponsorships, and television rights contracts that relate to multiple live racing event days, we recognize revenue over time using an output method of each completed live racing event day as our measure of progress. Each completed live racing event day corresponds with the transfer of the relevant service to a customer and therefore is considered a faithful depiction of our efforts to satisfy the promises in these contracts. This output method results in measuring the value transferred to date to the customer relative to the remaining services promised under the contracts. Certain premium live racing event days such as the Kentucky Derby and Oaks result in a higher value of revenue allocated relative to other live racing event days due to, among other things, the quality of thoroughbreds racing, higher levels of on-track attendance, national broadcast audience, local and national media coverage, and overall entertainment value of the event. While these performance obligations are satisfied over time, the timing of when this revenue is recognized is directly associated with the occurrence of our live racing events, which is when the majority of our revenues recognized at a point in time are also recognized.

Timing of revenue recognition may differ from the timing of invoicing to customers for our long-term contracts for racing event-related services. We generally invoice customers prior to delivery of services for our admissions, PSLs, sponsorships, and television rights contracts. We recognize a receivable and a contract liability at the time we have an unconditional right to receive payment. When cash is received in advance of delivering services under our contracts, we defer revenue and recognize it in accordance with our policies for that type of contract. In situations where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts do not include a significant financing component. The primary purpose of our invoicing terms is to allow our customers to secure the right to the specific services provided under our contracts, not to receive financing from our customers.

Gaming revenue primarily consists of gaming transactions. Other operating revenue, such as food and beverage or hotel revenue, is recognized once delivery of the product or service has occurred.

The transaction price for gaming transactions is the difference between gaming wins and losses. Gaming wager revenue is recognized when the wager settles.

The majority of our HRM facilities and gaming properties offer loyalty programs that enable customers to earn loyalty points based on their play. HRM and gaming transactions involve two performance obligations for those customers earning loyalty points under the Company's loyalty programs and a single performance obligation for customers who do not participate in the program. Loyalty points are primarily redeemable for free wagering activities and food and beverage. For purposes of allocating the transaction price in an HRM and gaming transaction between the wagering performance obligation and the obligation associated with the loyalty points earned, the Company allocates an amount to the loyalty point contract liability based on the stand-alone selling price of the points earned, which is determined by the value of a loyalty point that can be redeemed for wagering activities or food and beverage. For gaming transactions, an amount of the transaction price allocated to the gaming performance obligation using the residual approach as the stand-alone price for wagers is highly variable and no set established price exists for such wagers. For HRM transactions, the amount of the transaction price allocated to the HRM performance obligation is the commission rate we are entitled to retain. The loyalty point contract liability amount is deferred and recognized as revenue when the customer redeems the points for a wagering transaction or food and beverage, and such goods or services are delivered to the customer.

Income Taxes

We use estimates and judgments for financial reporting to determine our current tax liability and deferred taxes. In accordance with the liability method of accounting for income taxes, we recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns.

Adjustments to deferred taxes are determined based upon the changes in differences between the book basis and tax basis of our assets and liabilities and measured using enacted tax rates we estimate will be applicable when these differences are expected to reverse. Changes in current tax laws, enacted tax rates or the estimated level of taxable income or non-deductible expense could change the valuation of deferred tax assets and liabilities and affect the overall effective tax rate and tax provision.

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that will be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with the tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying Consolidated Balance Sheets, along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Cash and Cash Equivalents

We consider investments with original maturities of three months or less that are readily convertible to cash to be cash equivalents. We have, from time to time, cash in the bank in excess of federally insured limits. Under our cash management system, checks issued but not yet presented to banks that would result in negative bank balances when presented are classified as a current liability in the accompanying Consolidated Balance Sheets.

Restricted Cash and Account Wagering Deposit Liabilities

Restricted cash includes deposits collected from our TwinSpires' customers. Other amounts included in restricted cash represent amounts due to horsemen for purses, stakes and awards that are paid in accordance with the terms of our contractual agreements or statutory requirements.

The Company's insurance captive, which was established in April 2024, maintains cash reserves to cover insurable claims. Insurance captive cash reserves totaled $15.1 million and $8.3 million as of December 31, 2025 and December 31, 2024, respectively.

Allowance for Credit Losses

We maintain an allowance for doubtful accounts for current expected credit losses on our financial assets measured at amortized cost which are primarily included in accounts receivable, net in the accompanying Consolidated Balance Sheets. The Company evaluates current expected credit losses on a collective (pool) basis when similar risk characteristics exist. Write-offs are recognized when the Company concludes that all or a portion of a financial asset is no longer collectible. Any subsequent recovery is recognized when it occurs.

Internal Use Software

Internal use software costs for our Wagering Services and Solutions' segment software are capitalized in property and equipment, net in the accompanying Consolidated Balance Sheets, in accordance with accounting guidance governing computer software developed or obtained for internal use. Once the software is placed in operation, we amortize the capitalized software over the software's estimated economic useful life, which is generally three years. We capitalized internal use software of approximately $19.3 million in 2025, $18.4 million in 2024, and $13.2 million in 2023. We incurred amortization expense of approximately $12.8 million in 2025, $13.0 million in 2024, and $11.2 million in 2023, for projects which had been placed in service.

Fair Value of Assets and Liabilities

We adhere to a hierarchy for ranking the quality and reliability of the information used to determine fair values. Assets and liabilities that are carried at fair value are classified and disclosed in one of the following three categories: Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities; Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability; and Level 3: Unobservable inputs for the asset or liability. We endeavor to utilize the best available information in measuring fair value. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investments in and Advances to Unconsolidated Affiliates

We have investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for our share of the investees' income and losses, amortization of certain basis differences as well as capital contributions to and distributions from these companies. We use the cumulative earnings approach to present distributions received from equity method investees. Distributions in excess of equity method income are recognized as a return of investment and recorded as investing cash inflows in the accompanying Consolidated Statements of Cash Flows. We classify income and losses as well as gains and impairments related to our investments in unconsolidated affiliates as a component of other income (expense) in the accompanying Consolidated Statements of Comprehensive Income.

We evaluate our investments in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying value of the investment may have experienced an "other-than-temporary" decline in value. If such conditions exist, we compare the estimated fair value of the investment to the investment's carrying value to determine if an impairment is indicated and determine whether the impairment is "other-than-temporary" based on an assessment of all relevant factors, including consideration of our intent and ability to retain our investment until the recovery of the unrealized loss. We estimate fair value using a discounted cash flow analysis based on estimated future results of the investee.

Business Combinations

We account for acquisitions of businesses in accordance with ASC 805, Business Combinations. We initially allocate the purchase price of an acquisition to the assets acquired and liabilities assumed based on their estimated fair values, with any excess of consideration transferred recorded as goodwill. The results of operations of acquisitions are included in the consolidated financial statements from their respective dates of acquisition. Costs incurred to complete the business combination are not considered part of consideration and are expensed as incurred. Refer to Note 3, Acquisitions, for further information.

Leases

We determine if an arrangement is a lease at inception and categorize as either operating or finance based on the criteria of ASC 842. An arrangement contains a lease when the arrangement conveys the right to control the use of an identified asset over the lease term. Operating and finance leases are included in property and equipment, net; accrued expense and other current liabilities; and other liabilities in the accompanying Consolidated Balance Sheets. We generally do not separate lease and non-lease components for our lease contracts. We do not apply the right-of-use assets ("ROUA") and leases liability recognition requirements to short-term leases.

Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. These leases do not provide an implicit rate, so therefore we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future lease payments. ROUAs are recognized at the lease commencement date at the value of the lease liability, adjusted for any lease payments made prior to commencement and exclude lease incentives and initial direct costs incurred. The lease terms include all non-cancelable periods and may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term for operating leases. Interest expense on the finance lease liabilities is recorded separately using the interest method.

We do not have any material leases where we are the lessor.

Debt Issuance Costs and Loan Origination Fees

Debt issuance costs and loan origination fees associated with our term debt, Revolver (as defined in Note 11, Debt), and notes payable are amortized as interest expense over the term of each respective financial instrument. Debt issuance costs and loan origination fees associated with our term debt and notes payable are presented as a direct deduction from the carrying amount of the related liability. Debt issuance costs and loan origination fees associated with our revolver are presented as an asset.

Casino and Pari-mutuel Taxes

We recognize casino and pari-mutuel tax expense based on the statutory requirements of the federal, state, and local jurisdictions in which we conduct business. All of our casino taxes and the majority of our pari-mutuel taxes are gross receipts taxes levied on the gaming entity. We recognize these taxes as Live and Historical Racing, Wagering Services and Solutions, Gaming, and All Other operating expenses in our Consolidated Statements of Comprehensive Income. In certain jurisdictions governing our pari-mutuel contracts with customers, there are specific pari-mutuel taxes that are assessed on winning wagers from our customers, which we collect and remit to the government. These taxes are presented on a net basis.

Purse Expense

We recognize purse expense based on the statutorily or contractually determined amount that is required to be paid out in the form of purses to the qualifying finishers of horse races run at our racetracks in the period in which wagering occurs. We incur a liability for all unpaid purses that will be paid out on a future live race event.

Self-insurance Accruals

We are self-insured up to certain limits for costs associated with general liability, workers’ compensation and certain employee health coverage costs, and we purchase insurance for claims that exceed our self-insurance retention or deductible levels. We record self-insurance reserves that include accruals of estimated settlements for known claims ("Case Reserves"), as well as accruals of third-party actuarial estimates for claims incurred but not yet reported ("IBNR"). Case Reserves represent estimated liabilities for unpaid losses, based on a claims administrator's estimates of future payments on individual reported claims, including allocated loss adjustment expense, which generally include claims settlement costs such as legal fees. IBNR includes the provision for unreported claims, changes in case reserves and future payments on reopened claims.

Key variables and assumptions include, but are not limited to, loss development factors and trend factors such as changes in workers' compensation laws, medical care costs and wages. These loss development factors and trend factors are developed using our actual historical losses. It is possible that reasonable alternative selections would produce different reserve estimates.

Advertising and Marketing

We expense the costs of general advertising, marketing and associated promotional expenditures at the time the costs are incurred. We incurred advertising and marketing expense of approximately $101.9 million in 2025, $90.7 million in 2024, and $83.4 million in 2023 in our accompanying Consolidated Statements of Comprehensive Income.

Stock-Based Compensation

All stock-based payments to employees and directors, including grants of performance share units ("PSU"), restricted stock, and restricted stock units are recognized as compensation expense over the service period based on the fair value on the date of grant. For awards that have a graded vesting schedule, we recognize expense on a straight-line basis for each separately vesting portion of the award. We recognize forfeitures of awards as incurred.

The total compensation cost recognized for PSU awards is determined using the Monte Carlo valuation methodology, which factors in the achievement of the market criteria. Compensation cost for PSUs is recognized during the three-year performance and service period based on the probable achievement of the performance criteria. Compensation cost for equity-classified awards is recorded based on the grant date fair value of the award over the vesting period. Compensation cost for liability-classified awards is determined on a quarterly basis. Changes in market value of the liability-classified awards are recorded as adjustments to stock-based compensation expense over the vesting period.

Computation of Net Income per Common Share

Net income per common share is presented for both basic earnings per common share ("Basic EPS") and diluted earnings per common share ("Diluted EPS"). Basic EPS is based upon the weighted average number of common shares outstanding, excluding unvested stock awards, during the period plus vested common stock equivalents that have not yet been converted to common shares. Diluted EPS is based upon the weighted average number of shares used to calculate Basic EPS and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares result from applying the treasury stock method to unvested stock awards.

Common Stock Share Repurchases

From time-to-time, we repurchase shares of our common stock under share repurchase programs and privately negotiated transactions authorized by our Board of Directors. Share repurchases constitute authorized but unissued shares under the Kentucky laws under which we are incorporated. Our common stock has no par or stated value. We record the full value of share repurchases, upon the trade date, against common stock on our Consolidated Balance Sheets except when to do so would result in a negative balance in such common stock account. In such instances, we record the cost of any further share repurchases as a reduction to retained earnings. Due to the large number of shares of our common stock repurchased over the past several years, our common stock balance will frequently be zero at the end of any given reporting period. Refer to Note 9, Shareholders' Equity, for additional information on our share repurchases.

Insurance Recoveries

The Company maintains insurance policies that provide coverage for property damages and business interruption. Losses due to physical damages are recognized during the accounting period in which the loss occurs, while the amount of monetary assets to be received from the insurance policy is recognized when receipt of insurance recoveries is probable. Losses, which are reduced by the related probable insurance recoveries, are recorded as operating expenses on the accompanying Consolidated Statements of Comprehensive Income. Anticipated proceeds in excess of recognized losses would be considered a gain contingency and recognized when the contingency related to the insurance claim has been resolved.

Recent Accounting Pronouncements - Adopted in 2025

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. The amendments were effective for the Company for fiscal years beginning after December 15, 2024, and will be effective for the interim periods within fiscal years beginning after December 15, 2025. The adoption of this ASU, including retrospective application, did not have a material impact on our business. Refer to Note 8, Income Taxes and the Consolidated Statements of Cash Flows for the applicable disclosures required by this guidance.

Recent Accounting Pronouncements - Effective in 2026 or thereafter

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission’s ("SEC") Disclosure Update and Simplification Initiative, to amend certain disclosure and presentation requirements for a variety of topics within FASB's Accounting Standards Codification ("ASC"). These amendments align the requirements in the ASC regarding the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Company is currently evaluating the impact of this standard on the consolidated financial statements and related disclosures.

In November 2024, FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. Under ASU 2024-03, a public entity would be required to disclose information about purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion for each income statement line item that contains those expenses. This standard is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of this standard on the consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses: Measurement of Credit Losses for Accounts Receivable and Contract Assets (Topic 326). The update permits entities to elect a practical expedient for estimating expected credit losses on current trade receivables and current contract assets by assuming that conditions existing at the balance sheet date will remain unchanged over the life of those assets. The updated standard is effective for fiscal years beginning after December 15, 2025, and interim periods beginning after December 15, 2026, with early adoption permitted. The Company is currently assessing the impact of this standard on the consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting for internal-use software. The update removes all references to software development stages and requires capitalization of software costs when management has committed to the software project and it is probable the software will be completed and perform its intended use. This standard is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company is currently assessing the impact of this standard on the consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies certain interim reporting guidance. The update is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. The Company is currently assessing the impact of this standard on the consolidated financial statements and related disclosures.

3. ACQUISITIONS

Casino Salem

On August 27, 2025, the Company completed its acquisition of 90% of the outstanding equity interests of Casino Salem (the "Salem Transaction") for a base purchase price of $180.0 million, and the transaction was treated as an asset acquisition because substantially all the value of the gross assets acquired was concentrated in the gaming rights. In conjunction with the acquisition, the Company recorded a $196.6 million indefinite-lived gaming rights intangible, which represented the fair value of the gaming rights at the date of acquisition.

The fair value of the gaming rights acquired in the transaction was determined using the Greenfield Method, which is an income approach methodology that calculates the present value of the gaming rights intangible asset based on a projected cash flow stream. This method assumes that the gaming rights intangible asset provides the opportunity to develop a gaming facility in a specified region, and that the present value of the projected cash flows is a result of the realization of advantages contained in these rights. Under this methodology, the acquirer is expected to absorb all start-up costs, as well as incur all expenses pertaining to the acquisition and/or the creation of all tangible and intangible assets. The estimated future revenue, future operating expenses, start-up costs, and discount rate were the primary inputs in the valuation. The gaming rights intangible asset was assigned an indefinite useful life based on the Company's expected use of the asset and determination that no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of the gaming rights.

Exacta Systems

On August 22, 2023, the Company completed its acquisition of Exacta (the "Exacta Transaction") for purchase consideration of $248.2 million, net of cash acquired, consisting of a $241.3 million cash payment and $6.9 million of deferred payments, which were paid over two years. As of December 31, 2025, there were no deferred payments remaining. Exacta is a leading provider of central determinant system technology in HRMs across the country. The Exacta Transaction enables the Company to realize significant synergies related to the Company's HRM operations. Exacta operates within the Company's Wagering Services and Solutions segment and will continue to service its growing portfolio of third-party HRM operators in several states and is expanding its international presence.

The following table summarizes the fair value of the assets acquired and liabilities assumed, net of cash acquired of $1.8 million, as of August 22, 2023:

(in millions)	Total
Accounts receivable	$ 9.0
Other current assets	3.0
Property and equipment	9.0
Goodwill	177.4
Other intangible assets	54.3
Other assets	0.9
Total assets acquired	$ 253.6
Accounts payable	2.7
Accrued expenses and other current liabilities	2.1
Other liabilities assumed	0.6
Total liabilities assumed	$ 5.4
Net assets acquired (net of cash)	$ 248.2

Form 10-K

The fair value of the intangible assets consists of the following:

(in millions)		Fair Value Recognized	Estimated Useful Life
Technology asset	$	23.9	7.0 years
Customer relationships		21.3	15.0 years
Trademark		8.7	10.0 years
Other		0.4	5.0 years
Total intangible assets	$	54.3	

Goodwill of $177.4 million related to the Exacta Transaction was recognized, of which $96.0 million was allocated to the Live and Historical Racing segment and $81.4 million was allocated to the Wagering Services and Solutions segment. The goodwill related to the Exacta Transaction is deductible for tax purposes.

Valuation Techniques

For these transactions any current assets and current liabilities were valued at the existing carrying values, as these items are short term in nature and represent management's estimated fair value of the respective items.

Property and equipment acquired primarily relates to land, buildings, equipment, and furniture and fixtures. The fair value of the land was determined using the market approach and the fair values of the remaining property and equipment were primarily determined using the cost replacement method which is based on replacement or reproduction costs of the assets.

The Company has not included other disclosures regarding the Salem and Exacta Transactions as these transactions are immaterial to our business.

Lady Luck Casino Nemacolin

On June 26, 2023, the Company's management agreement for Lady Luck Casino Nemacolin ("Lady Luck") in Farmington, Pennsylvania expired and was not renewed. The Company completed the sale of substantially all its assets at Lady Luck for an immaterial amount.

Arlington

On February 15, 2023, we closed on the sale of the Arlington property in Arlington Heights, Illinois, to the Chicago Bears for $197.2 million. We received net proceeds of $195.7 million for the 326-acres and recognized a gain of $114.0 million on the sale, which is included in other (expense) income in the accompanying Consolidated Statements of Comprehensive Income.

4. PROPERTY AND EQUIPMENT

Property and equipment, net is comprised of the following:

	December 31,	
(in millions)	**2025**	**2024**
Grandstands and buildings	$ 2,425.3	$ 2,258.0
Equipment	940.7	847.5
Tracks and other improvements	424.0	411.1
Land	164.3	164.3
Furniture and fixtures	202.5	199.3
Construction in progress	102.5	140.3
	4,259.3	4,020.5
Accumulated depreciation	(1,378.0)	(1,168.6)
Subtotal	2,881.3	2,851.9
Operating lease right-of-use assets	37.3	23.0
Total	$ 2,918.6	$ 2,874.9

Depreciation expense was $222.8 million in 2025, $188.0 million in 2024 and $161.8 million in 2023 and is classified in operating expense in the accompanying Consolidated Statements of Comprehensive Income.

5. GOODWILL

Goodwill, by segment, is comprised of the following:

(in millions)	Live and Historical	Wagering Services and Solutions	Gaming	All Other	Total
Balance, December 31, 2023	$ 376.2	$ 233.4	$ 290.3	$ —	$ 899.9
Adjustments	0.1	0.2	—	—	0.3
Balance, December 31, 2024	376.3	233.6	290.3	—	900.2
Adjustments	—	—	—	—	—
Balance, December 31, 2025	$ 376.3	$ 233.6	$ 290.3	$ —	$ 900.2

In 2023, we established goodwill related to the Exacta Transaction. The final amount of goodwill was $177.4 million. The goodwill was assigned to the Live and Historical Racing segment in the amount of $96.0 million and to the Wagering Services and Solutions segment in the amount of $81.4 million.

We performed our annual goodwill impairment analysis as of April 1, 2025. We assessed goodwill for impairment by performing qualitative or quantitative analyses for each reporting unit. Based on the results of these analyses, no goodwill impairments were identified in connection with our annual impairment testing.

6. OTHER INTANGIBLE ASSETS

Other intangible assets, net is comprised of the following:

	December 31, 2025			December 31, 2024		
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:						
Customer relationships	$ 25.9	$ (8.0)	$ 17.9	$ 25.9	$ (6.4)	$ 19.5
Technology asset	23.9	(8.0)	15.9	23.9	(4.6)	19.3
Gaming licenses	6.4	(3.3)	3.1	6.4	(4.7)	1.7
Other	39.7	(22.9)	16.8	39.7	(18.5)	21.2
	$ 95.9	$ (42.2)	$ 53.7	$ 95.9	$ (34.2)	$ 61.7
Indefinite-lived intangible assets:						
Trademarks			121.5			121.5
Gaming rights			2,340.1			2,225.8
Total			$ 2,515.3			$ 2,409.0

Indefinite-lived intangible assets consist primarily of trademarks and state gaming rights in Indiana, Iowa, Kentucky, Louisiana, Maine, Maryland, Mississippi, New Hampshire, New York, and Virginia.

The fair value of gaming rights was determined using the Greenfield Method, which is an income approach methodology that calculates the present value of the overall business enterprise based on a projected cash flow stream. This method assumes that the gaming rights intangible assets provide the opportunity to develop a casino or historical racing facility in a specified region, and that the present value of the projected cash flows are a result of the realization of advantages contained in these rights. Under this methodology, the acquirer is expected to absorb all start-up costs, as well as incur all expenses pertaining to the acquisition and/or the creation of all tangible and intangible assets. The estimated future revenue and operating expenses, start-up costs, and discount rates were the primary assumptions and estimates in the valuation of the gaming rights. The gaming rights intangible assets were assigned an indefinite useful life based on the Company's expected use of the assets and determination that no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of the gaming rights.

Trademark intangible assets were valued using the relief-from-royalty method of the income approach, which estimates the fair value of the intangible assets by discounting the fair value of the hypothetical royalty payments a market participant would be willing to pay to enjoy the benefits of the assets. The estimated future revenue, royalty rates, and discount rates were the primary assumptions and estimates in the valuation of the trademarks.

Amortization expense for definite-lived intangible assets was $10.3 million in 2025, $11.1 million in 2024, and $7.2 million in 2023, and is classified in operating expense in the accompanying Consolidated Statements of Comprehensive Income.

Refer to Note 7, Asset Impairments, for information regarding intangible asset impairments recognized during 2025 and 2023.

We performed our annual indefinite-lived intangible assets impairment analysis as of April 1, 2025, which included an assessment of qualitative and quantitative factors to determine whether it is more likely than not that the fair values of the indefinite-lived intangible assets are less than the carrying amount. We concluded that the fair values of our indefinite-lived intangible assets exceeded their carrying value.

Future estimated aggregate amortization expense on existing definite-lived intangible assets for each of the next five fiscal years is as follows (in millions):

Years Ended December 31,	Estimated Amortization Expense
2026	$ 8.7
2027	7.3
2028	7.2
2029	7.0
2030	5.8

7. ASSET IMPAIRMENTS

Chasers Poker Room Impairment

During the third quarter of 2025, the Company concluded that the completion of the Salem Transaction qualified as a trigger event for impairment testing related to the Chasers Poker Room ("Chasers"). At the time the Company acquired Chasers, the valuation of the gaming rights contemplated a future expansion of the existing operations in Salem, New Hampshire. Given the completion of the Salem Transaction, the Company now intends to open Rockingham Grand Casino and does not plan to expand Chasers.

Because the Company does not currently intend to expand Chasers, the Company settled an outstanding liability owed to the former owners of Chasers, related to the Chasers' gaming rights, in the amount of $10.0 million. The settlement of the noncurrent liability resulted in a gain of $40.0 million in the third quarter of 2025.

Given the completion of the Salem Transaction and the settlement of the liability related to the Chasers' gaming rights, the Company evaluated and subsequently updated the projected cash flows and discount rate related to the Chasers' gaming rights. The fair value of the Chasers' gaming rights intangible was determined using the Greenfield Method, an income approach methodology that calculates the present value based on a projected cash flow stream. This method assumes that the gaming rights intangible assets provide the opportunity to develop a casino or historical racing facility in a specified region, and that the present value of the projected cash flows are a result of the realization of advantages contained in these rights. Under this methodology, the acquirer is expected to absorb all start-up costs, as well as incur all expenses pertaining to the acquisition and/or the creation of all tangible and intangible assets. The estimated future revenue and operating expenses, start-up costs, and discount rates were the primary assumptions and estimates in the valuation of the gaming rights intangible. As a result of this assessment, the Company recognized a non-cash impairment charge of $85.1 million in the third quarter of 2025 for the entire value of the Chasers' gaming rights, which are included in the Live and Historical Racing segment.

The $40.0 million gain on settlement of the noncurrent liability and the $85.1 million impairment charge of the gaming rights intangible are included in Asset impairments, net in the Consolidated Statements of Comprehensive Income.

Presque Isle Impairments

During the quarter ended December 31, 2022, the Company concluded that a trigger event for impairment testing occurred related to the Presque Isle Downs and Casino ("Presque Isle") gaming rights, trademark, and the reporting unit's goodwill due to the impact and uncertainty of negative economic trends ("2022 Trigger Event"). Factors considered in this evaluation included, among other things, the amount of the fair value over carrying value from the annual impairment testing performed as of April 1, 2022, changes in carrying values, changes in discount rates, and the impact of negative economic trends on cash flows.

Based on the 2022 Trigger Event, the Company updated the discount rate to reflect the increased uncertainty of the cash flows and updated the projected cash flow stream. As a result, the Company recognized a $33.4 million non-cash impairment charge in the fourth quarter of 2022 for the Presque Isle gaming rights and trademark, which are included in the Gaming segment.

We performed our annual goodwill and indefinite-lived intangible assets impairment analysis for Presque Isle as of April 1, 2023. Based on the results of this analysis, no impairments for Presque Isle were identified. Subsequent to the annual test, we continued to evaluate economic conditions, including competition in the market and inflationary pressures, which increased during the second quarter of 2023, and impacted the performance and outlook of Presque Isle. As a result, the Company concluded that a trigger event for impairment testing occurred related to the Presque Isle gaming rights, trademark, and the reporting unit's goodwill at the end of the second quarter ("2023 Trigger Event").

Based on the 2023 Trigger Event, the Company evaluated and subsequently updated the projected cash flows and discount rate to reflect the economic environment at that time. As a result, the Company recognized a $24.5 million non-cash impairment charge in the second quarter of 2023 for the Presque Isle gaming rights and trademark.

The fair value of the Presque Isle gaming rights was determined using the Greenfield Method, an income approach methodology that calculates the present value based on a projected cash flow stream. The fair value of the trademark was determined by using the relief-from-royalty method of the income approach.

The fair value of the Presque Isle reporting unit's goodwill was determined under the market and income valuation approaches using inputs primarily related to discounted projected cash flows and price multiples of publicly traded comparable companies.

In accordance with ASC 350, Intangibles - Goodwill and Other, the Company performed the impairment testing of the Presque Isle gaming rights and trademark prior to testing Presque Isle goodwill. Based on the trigger events described above, the Company updated the discount rate to reflect the increased uncertainty of the cash flows and updated the project cash flow stream. As a result, the Company did not recognize any impairment for Presque Isle goodwill because the fair value exceeded the carrying value.

The Company continues to monitor the competitive environment and the impacts on the results of Presque Isle's operations. Future economic conditions and increased competition could have a negative impact on the estimates and assumptions utilized in our asset impairment assessments. These potential impacts could increase the risk of a future impairment of assets at Presque Isle.

Other Impairments

We recorded a $2.4 million and $3.9 million write-off of HRMs in Virginia that are no longer in use in the second quarter of 2025 and the third quarter of 2024, respectively.

8. INCOME TAXES

Components of the provision for income taxes are as follows:

(in millions)	Years Ended December 31, 2025	2024	2023
Current provision:			
Federal	$ 43.9	$ 75.2	$ 74.4
State and local	16.2	24.4	22.8
Foreign	—	—	(0.1)
	60.1	99.6	97.1
Deferred provision:			
Federal	63.3	44.2	42.5
State and local	23.5	0.3	4.9
	86.8	44.5	47.4
Income tax provision	$ 146.9	$ 144.1	$ 144.5

Income from operations before provision for income taxes for the year ended December 31, 2025, 2024 and 2023 was $532.4 million, $573.2 million and $561.8 million, respectively, and were all domestic in each period.

Our income tax provision is different from the amount computed by applying the federal statutory income tax rate to income from operations before taxes as follows:

(in millions)	Years Ended December 31, 2025		2024		2023	
Income from operations before provision for income taxes	$ 532.4		$ 573.2		$ 561.8	
Federal statutory tax on earnings before income taxes	$ 111.8	21.0 %	$ 120.3	21.0 %	$ 117.9	21.0 %
State income taxes, net of federal income tax benefit	31.7	6.0 %	19.7	3.4 %	23.5	4.2 %
Effect of cross border tax laws	—	—	(0.4)	(0.1)%	(0.4)	(0.1)%
Tax credits	(1.1)	(0.2)%	(0.9)	(0.1)%	(0.8)	(0.1)%
Nontaxable or nondeductible items - U.S. federal						
Non-deductible officer's compensation	6.5	1.2 %	7.0	1.2 %	5.0	0.9 %
Other	(1.4)	(0.3)%	(0.1)	—	0.7	0.1 %
Changes in unrecognized tax benefits - fed, state & foreign	(0.6)	(0.1)%	(1.5)	(0.3)%	(1.4)	(0.3)%
Income tax provision	$ 146.9	27.6 %	$ 144.1	25.1 %	$ 144.5	25.7 %

During 2025, greater than 50% of the Company's effective tax rate related to the state income tax category was generated from tax expense in Kentucky, New Hampshire, Virginia, and Illinois. During 2024, greater than 50% of the Company's effective tax rate related to the state income tax category was generated from tax expense in Kentucky and Virginia, and in 2023 from tax expense in Illinois, Virginia and Kentucky.

Components of our deferred tax assets and liabilities were as follows:

(in millions)	December 31, 2025	December 31, 2024
Deferred tax assets:		
§ 163(j) interest expense limitation carryforward	$ 99.1	$ 91.2
Lease liabilities	17.8	17.2
Net operating losses and credits carryforward	8.1	8.6
Deferred liabilities	10.9	10.1
Deferred compensation plans	10.7	9.3
Deferred income	5.7	3.5
Deferred tax assets	152.3	139.9
Valuation allowance	(18.2)	(4.6)
Net deferred tax asset	134.1	135.3
Deferred tax liabilities:		
Property and equipment in excess of tax basis	255.5	220.8
Equity investments in excess of tax basis	159.5	157.3
Intangible assets in excess of tax basis	217.3	169.0
Right-of-use assets	16.5	16.1
Other	4.8	4.8
Deferred tax liabilities	653.6	568.0
Net deferred tax liability	$ (519.5)	$ (432.7)

On July 4, 2025, the United States enacted H.R. 1, a new federal tax and spending bill. Many of the tax provisions included in the bill are retroactive and are expected to have a significant favorable impact on the Company's current tax expense, primarily due to the permanent reinstatements of 100% bonus depreciation rules and a 30% of EBITDA-based interest expense deduction limitation. The expected reduction in cash paid taxes as a result of these new tax provisions will increase cash flow from operating activities.

During 2025, the Company began utilizing the deferred tax asset related to its § 163(j) interest expense limitation carryforward for federal and certain states. We have recorded a valuation allowance of $14.0 million against net deferred tax assets primarily related to the interest carryforward that we do not expect to utilize for state purposes.

As of December 31, 2025, we had U.S. state and foreign net operating losses with tax values of $7.5 million and $0.5 million, respectively. We have recorded a valuation allowance of $4.2 million due to the fact that it is unlikely that we will generate income in certain state and foreign jurisdictions which is necessary to utilize the deferred tax assets. We also had U.S. state tax credits and deductions with a tax value of $2.0 million that do not expire which we expect to fully utilize.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2025	2024	2023
Balance as of January 1	$ 3.2	$ 4.8	$ 6.4
Additions for tax positions related to the current year	0.1	0.3	0.2
Additions for tax positions of prior years	—	—	0.3
Reductions for tax positions of prior years	(0.9)	(1.9)	(2.1)
Balance as of December 31	$ 2.4	$ 3.2	$ 4.8

The Internal Revenue Service's most recent audit was completed for tax year 2012. Tax years 2022 and after are open to examination. As of December 31, 2025, we had approximately $2.4 million of total gross unrecognized tax benefits, excluding interest of $0.4 million. If the total gross unrecognized tax benefits were recognized, there would be a $2.2 million effect to the annual effective tax rate. We anticipate a decrease in our unrecognized tax positions of approximately $0.4 million during the next twelve months primarily due to expected settlements with tax authorities and the expiration of statutes of limitation.

9. SHAREHOLDERS' EQUITY

Stock Repurchase Programs

On July 22, 2025, the Board of Directors of the Company approved a common stock repurchase program of up to $500.0 million (the "July 2025 Stock Repurchase Program"). The July 2025 Stock Repurchase Program includes and is not in addition to the $169.2 million previously remaining under the March 2025 Stock Repurchase Program. Share repurchases may be made at management's discretion from time to time in the open market (either with or without a 10b5-1 plan) or through privately negotiated transactions. The repurchase program has no time limit and may be suspended or discontinued at any time. We had approximately $429.5 million of repurchase authority remaining under the July 2025 Stock Repurchase Program at December 31, 2025, based on trade date.

On March 12, 2025, the Board of Directors of the Company approved a new common stock repurchase program of up to $500.0 million (the "March 2025 Stock Repurchase Program"). The March 2025 Stock Repurchase Program included and was not in addition to the $125.6 million remaining under the 2021 Stock Repurchase Program. As described above, the March 2025 Stock Repurchase Program has since been replaced by the July 2025 Stock Repurchase Program.

On September 29, 2021, the Board of Directors of the Company approved a common stock repurchase program of up to $500.0 million ("2021 Stock Repurchase Program"). As described above, the 2021 Stock Repurchase Program was replaced by the March 2025 Stock Repurchase Program.

We repurchased the following shares under our Stock Repurchase Programs:

	For the year ended December 31,					
(in millions, except share data)	2025		2024		2023	
Repurchase Program	**Shares**	**Aggregate Purchase Price**	**Shares**	**Aggregate Purchase Price**	**Shares**	**Aggregate Purchase Price**
July 2025 Stock Repurchase Program	683,921	$ 70.5	—	$ —	—	$ —
March 2025 Stock Repurchase Program	3,294,447	330.8	—	—	—	—
2021 Stock Repurchase Program	212,012	24.0	506,300	65.3	461,761	55.3
Total	4,190,380	$ 425.3	506,300	$ 65.3	461,761	$ 55.3

As of December 31, 2025 and December 31, 2024, we had $0.5 million and $3.0 million, respectively, accrued for the future cash settlement of executed repurchases of our common stock.

The Duchossois Group ("TDG") Share Repurchase

On December 18, 2023, the Company entered into an agreement (the "2023 Stock Repurchase Agreement") with an affiliate of TDG to repurchase 1,000,000 shares of the Company's common stock, for $123.75 per share in a privately negotiated transaction, for an aggregate purchase price of $123.8 million. The repurchase of the shares of Company's common stock pursuant to the 2023 Stock Repurchase Agreement closed on January 2, 2024, and contained customary representations, warranties, and covenants of the parties. The repurchase of shares of common stock from TDG pursuant to the 2023 Stock Repurchase Agreement was approved by the Company's Board of Directors separately from, and did not reduce the authorized amount remaining under, the existing common stock repurchase program. The repurchase of the shares was funded using available cash and borrowings under the Company's senior secured credit facility.

10. STOCK-BASED COMPENSATION PLANS

Our total stock based compensation expense, which includes expense related to restricted stock awards, restricted stock unit awards, performance share unit awards, and stock options associated with our employee stock purchase plan, was $30.2 million in 2025, $36.1 million in 2024, and $32.9 million in 2023. We recorded a tax benefit related to stock-based compensation expense of $3.2 million in 2025, $2.8 million in 2024, and $2.3 million in 2023. Our stock-based employee compensation plans are described below.

2025 Omnibus Stock Incentive Plan

On February 18, 2025, our Board of Directors approved the replacement of the Churchill Downs Incorporated 2016 Omnibus Stock Incentive Plan (the "2016 Plan") with a new plan, the Churchill Downs Incorporated 2025 Omnibus Stock and Incentive

Plan (the "2025 Plan"). The 2025 Plan was approved by shareholders at the Company's 2025 Annual Meeting of Shareholders held on April 22, 2025, and no further awards will be granted under the 2016 Plan. We have stock-based employee compensation plans with awards outstanding under the 2016 Plan, the 2025 Plan, and the Executive Long-Term Incentive Compensation Plan, which was adopted pursuant to the 2016 Plan. The Plans are intended to advance our long-term success by encouraging stock ownership among key employees and the Board of Directors. Awards may be in the form of stock options, stock appreciation rights, restricted stock awards ("RSA"), restricted stock units ("RSU"), other share-based awards, performance share units ("PSU"), performance units, or performance cash.

Restricted Stock, Restricted Stock Units, and Performance Share Units

The 2025 Plan permits the award of RSAs, RSUs, or PSUs to directors and key employees responsible for the management, growth and protection of our business.

RSUs granted to employees under the 2025 and 2016 Plans generally vest either in full upon three years from the date of grant or on a pro rata basis over a three-year term. RSUs granted to employees are converted into shares of our common stock at vesting or may be settled in cash upon vesting. The RSAs and RSUs granted to directors under the 2025 and 2016 Plans generally vest in full upon one year from the date of grant. RSAs are legally issued common stock at the time of grant, with certain restrictions placed on them. RSUs granted to directors are converted into shares of our common stock at the time of the director's retirement. The fair value of RSAs and RSUs that vest solely based on continued service under the Plan is determined by the product of the number of shares granted and the grant date market price of our common stock.

PSUs granted to key executives have performance periods ranging from two to three years and vest depending on the Company’s achievement of predetermined targets related to both performance and market criteria. All PSUs awards are converted into shares of our common stock or settled in cash at the time the award value is finalized.

During the year ended December 31, 2024, the Company modified certain PSU awards to allow for settlement in the form of either cash or stock. The modification required the awards to be recorded as liability-classified awards. Compensation expense related to modified stock-based awards is based on the fair value for those awards as of the modification date with any remaining incremental stock-based compensation expense recognized ratably over the remaining requisite service period. As a result of the modification, the Company recorded stock-based compensation expense of $4.1 million during the year ended December 31, 2024.

At December 31, 2025 and 2024, the Company had $21.0 million and $25.0 million, respectively, recorded as liability-classified awards, which is included in accrued expense and other liabilities in the accompanying Consolidated Balance Sheets.

A summary of the 2025 RSA's, RSU's, and PSUs granted to certain executives, employees, and the Board of Directors is presented below (shares/units in thousands):

Grant Year	Award Type	Number of Units Awarded[1]	Vesting Terms
2025	PSU	87	Three-year performance and service period ending in 2027
2025	RSU	161	Vest equally over three service periods ending in 2028
2025	RSU	12	One year service period ending in 2026
2025	RSA	2	One year service period ending in 2026

[1] PSUs presented are based on the target number of units for the original PSU grant.

Activity for our RSAs, RSUs, and PSUs is presented below (shares/units in thousands):

	PSUs		RSAs and RSUs		Total	
(in thousands, except grant date values)	Number of Shares / Units	Weighted Average Grant Date Fair Value	Number of Shares / Units	Weighted Average Grant Date Fair Value	Number of Shares / Units	Weighted Average Grant Date Fair Value
Balance, December 31, 2022	741	$ 45.04	297	$ 80.09	1,038	$ 55.07
Granted	62	$ 134.12	142	$ 124.89	204	$ 127.69
Performance adjustment[1]	49	$ 127.15	—	$ —	49	$ 127.15
Vested	(305)	$ 62.10	(164)	$ 90.10	(469)	$ 71.91
Forfeited	—	$ —	(7)	$ 99.74	(7)	$ 99.74
Balance, December 31, 2023	547	$ 99.64	268	$ 69.60	815	$ 139.72
Granted	63	$ 115.22	148	$ 123.37	211	$ 120.93
Performance adjustment[1]	68	$ 110.12	—	$ —	68	$ 110.13
Vested	(343)	$ 68.11	(163)	$ 99.51	(506)	$ 78.25
Forfeited	—	$ —	(12)	$ 122.46	(12)	$ 122.46
Balance, December 31, 2024	335	$ 60.83	241	$ 110.48	576	$ 81.58
Granted	87	$ 111.83	175	$ 120.45	262	$ 117.59
Performance adjustment[1]	24	$ 134.12	—	$ —	24	$ 134.12
Vested	(293)	$ 67.90	(178)	$ 103.97	(471)	$ 81.52
Forfeited	—	$ —	(8)	$ 123.30	(8)	$ 123.30
Balance, December 31, 2025	153	$ 15.32	230	$ 117.49	383	$ 76.64

(1) Adjustment to number of target units awarded for PSUs based on achievement of underlying performance goals.

The fair value of shares and units vested was $48.8 million in 2025, $69.7 million in 2024, and $55.0 million in 2023.

A summary of total unrecognized stock-based compensation expense related to RSAs, RSUs, and PSUs (based on current performance estimates), on December 31, 2025, is presented below:

(in millions, except years)	December 31, 2025	Weighted Average Remaining Vesting Period (Years)
Unrecognized expense:		
RSU & RSA	$ 7.2	1.30
PSU	1.0	1.44
Total	$ 8.2	1.33

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan (the "ESP Plan"), we are authorized to sell, pursuant to short-term stock options, shares of our common stock to our full-time and qualifying part-time employees at a discount from our common stock's fair market value. The ESP Plan operates on the basis of recurring, consecutive one-year periods. Each period commences on August 1 and ends on the following July 31. Compensation expense related to the ESP Plan was not material for any year included in our accompanying Consolidated Statements of Comprehensive Income.

11. DEBT

The following table presents our total debt outstanding:

(in millions)	December 31, 2025	December 31, 2024
Term Loan B-1 due 2028	$ 285.8	$ 288.8
Term Loan A due 2029	1,112.3	1,172.4
Revolver	657.0	377.5
2027 Senior Notes	600.0	600.0
2028 Senior Notes	700.0	700.0
2030 Senior Notes	1,200.0	1,200.0
2031 Senior Notes	600.0	600.0
Total debt	5,155.1	4,938.7
Current maturities of long-term debt	(63.1)	(63.1)
Unamortized premium and deferred finance charges	(24.9)	(31.5)
Total debt, net of current maturities and costs	$ 5,067.1	$ 4,844.1

Credit Agreement

At December 31, 2025, the Company's senior secured credit facility (as amended from time to time, the "Credit Agreement") consisted of a $1.2 billion revolving credit facility (the "Revolver"), $285.8 million senior secured term loan B-1 due 2028 (the "Term Loan B-1"), $1.1 billion senior secured term loan A due 2029 (the "Term Loan A"), and $100.0 million swing line commitment. Certain amendments to the Credit Agreement entered into during 2023, 2024, and 2025 are described below.

On February 24, 2023, the Company closed an amendment of the Credit Agreement to increase the loans under the Term Loan A from $800.0 million to $1.3 billion and made certain other changes to the existing credit agreement. The Company used the net proceeds from the borrowings under the increased Term Loan A to repay outstanding loans under its Revolver, pay related transaction fees and expenses, and for general corporate purposes.

On July 3, 2024, the Company closed an amendment of the Credit Agreement to (i) extend the maturity date of the Revolver and Term Loan A from 2027 to 2029 subject to an earlier "springing maturity" if certain indebtedness in respect of outstanding notes or other material indebtedness having a maturity date prior to July 3, 2029, is not refinanced or extended to a date after July 3, 2029, at least 91 days prior to such other debt's stated maturity date, and (ii) amend certain other provisions of the Credit Agreement. The Company has $4.4 million of capitalized unamortized debt issuance costs associated with the Term Loan A which are being amortized as interest expense over the remainder of the term.

On February 14, 2025, the Company announced that it closed the seventh amendment of the Credit Agreement. The seventh amendment to the Credit Agreement (i) reduced the interest rate for the Term Loan B-1 from Secured Overnight Financing Rate ("SOFR") plus 200 basis points to SOFR plus 175 basis points, (ii) eliminates the 0.10% credit spread adjustment, and (iii) makes certain other amendments to the Credit Agreement.

The Term Loan B-1 requires quarterly payments of 0.25% of the original $300.0 million balance and may be subject to additional mandatory prepayment from excess cash flow on an annual basis per the provisions of the Credit Agreement.

The Revolver and Term Loan A bear interest at SOFR plus 10 basis points, plus a variable applicable margin which is determined by the Company's net leverage ratio. As of December 31, 2025, that applicable margin was 150 basis points which was based on the pricing grid in the Credit Agreement. The Company had $534.8 million available borrowing capacity, after consideration of $8.2 million in outstanding letters of credit, under the Revolver as of December 31, 2025.

The Company is required to pay a commitment fee on the unused portion of the Revolver as determined by a pricing grid based on the consolidated total net secured leverage ratio of the Company. For the period ended December 31, 2025, the Company's commitment fee rate was 0.25%.

The Company completed the transition of its financing from London Interbank Offered Rate to SOFR during the second quarter of 2023. These transition activities did not have a material impact on the Company's financial statements.

The Credit Agreement is collateralized by substantially all the wholly owned assets of the Company. The Credit Agreement contains certain customary affirmative and negative covenants, which include limitations on liens, investments, indebtedness, dispositions, mergers and acquisitions, the making of restricted payments, changes in the nature of business, changes in fiscal year, and transactions with affiliates. The Credit Agreement also contains financial covenants providing for the maintenance of a maximum consolidated secured net leverage ratio and maintenance of a minimum consolidated interest coverage ratio.

	Actual as of December 31, 2025	Requirement
Interest coverage ratio	3.9 to 1.0	> 2.5 to 1.0
Consolidated total secured net leverage ratio	1.4 to 1.0	< 4.0 to 1.0

The Company was compliant with all applicable covenants on December 31, 2025.

2027 Senior Notes

On March 25, 2019, the Company completed an offering of $600.0 million in aggregate principal amount of 5.50% Senior Unsecured Notes that mature on April 1, 2027 (the "2027 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Company used the net proceeds from the offering to repay the then-outstanding balance on the Revolver portion of our Credit Agreement. In connection with the offering, we capitalized $8.9 million of debt issuance costs which are being amortized as interest expense over the term of the 2027 Senior Notes.

The 2027 Senior Notes were issued at par, with interest payable on April 1st and October 1st of each year, commencing on October 1, 2019. The 2027 Senior Notes will vote as one class under the indenture governing the 2027 Senior Notes.

The Company may redeem some or all the 2027 Senior Notes at redemption prices set forth in the 2027 Indenture.

2028 Senior Notes

On December 27, 2017, the Company completed an offering of $500.0 million in aggregate principal amount of 4.75% Senior Unsecured Notes that mature on January 15, 2028 (the "Existing 2028 Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Existing 2028 Notes were issued at par, with interest payable on January 15th and July 15th of each year, commencing on July 15, 2018. The Company used the net proceeds from the offering to repay a portion of our $600.0 million 5.375% Senior Unsecured Notes due in 2021. In connection with the offering, we capitalized $7.7 million of debt issuance costs which are being amortized as interest expense over the term of the Existing 2028 Notes.

On March 17, 2021, the Company completed an offering of $200.0 million in aggregate principal amount of 4.75% Senior Unsecured Notes that mature on January 15, 2028 (the "Additional 2028 Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Additional 2028 Notes were offered under the indenture dated as of December 27, 2017, governing the $500.0 million aggregate principal amount of 4.75% Senior Unsecured Notes due 2028 and form a part of the same series for purposes of the indenture. In connection with the offering, we capitalized $3.4 million of debt issuance costs which are being amortized as interest expense over the term of the Additional 2028 Notes. Upon completion of this offering, the aggregate principal amount outstanding of the Existing 2028 Notes, together with the Additional 2028 Notes (collectively, the "2028 Senior Notes"), is $700.0 million.

The Additional 2028 Notes were issued at 103.25% of the principal amount, plus interest deemed to have accrued from January 15, 2021, with interest payable on January 15th and July 15th of each year, commencing on July 15, 2021. The 2028 Senior Notes will vote as one class under the indenture governing the 2028 Senior Notes. The 3.25% premium is being amortized through interest expense, net over the term of the Additional 2028 Notes.

The Company may redeem some or all the 2028 Senior Notes at redemption prices set forth in the 2028 Indenture.

2030 Senior Notes

On April 13, 2022, a wholly owned subsidiary of the Company completed an offering of $1.2 billion in aggregate principal amount of 5.75% Senior Unsecured Notes that mature on April 13, 2030 (the "2030 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that was exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The offering of the 2030 Senior Notes was part of the financing utilized for the P2E Transaction. In connection with the offering, we capitalized $18.3 million of debt issuance costs which are being amortized as interest expense over the term of the 2030 Senior Notes.

The 2030 Senior Notes were issued at 100% of the principal amount, plus interest deemed to have accrued from April 13, 2022, with interest payable in arrears on April 1st and October 1st of each year, commencing on October 1, 2022. The 2030 Senior Notes will vote as one class under the indenture governing the 2030 Senior Notes.

The Company may redeem some or all the 2030 Senior Notes at redemption prices set forth in the 2030 Indenture.

2031 Senior Notes

On April 25, 2023, the Company completed an offering of $600.0 million in aggregate principal amount of 6.75% senior unsecured notes that mature on April 25, 2031 (the "2031 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Company used a portion of the net proceeds from the offering to repay indebtedness outstanding under its Term Loan B Facility due 2024 and to fund related transaction fees and expenses, working capital, and other general corporate purposes. The Company recognized a loss on extinguishment on Term Loan B of $1.3 million, which is included in miscellaneous, net in the accompanying Consolidated Statements of Comprehensive Income. The Company capitalized $10.5 million of debt issuance costs associated with the 2031 Senior Notes which are being amortized as interest expense over the remainder of the 8-year term.

The 2031 Senior Notes were issued at 100% of the principal amount, plus interest deemed to have accrued from April 25, 2023, with interest payable in arrears on May 1st and November 1st of each year, commencing on November 1, 2023. The 2031 Senior Notes will vote as one class under the indenture governing the 2031 Senior Notes.

The Company may redeem some or all the 2031 Senior Notes at redemption prices set forth in the 2031 Indenture.

Future aggregate maturities of total debt are as follows (in millions):

Years Ended December 31,		
2026	$	63.1
2027		663.1
2028		1,039.9
2029		1,589.0
2030		1,200.0
Thereafter		600.0
Total	$	5,155.1

The Company is exploring options to fund upcoming senior note maturities through a combination of cash on hand, cash generated from operations, available capacity under its revolving credit facility, and capital markets to fund the obligation. Access to capital markets and the terms under which we would fund the obligations are subject to our ability to access the market and other market conditions.

12. REVENUE FROM CONTRACTS WITH CUSTOMERS

Performance Obligations

As of December 31, 2025, our Live and Historical Racing segment had remaining performance obligations on contracts with a duration greater than one year relating to television rights, sponsorships, personal seat licenses, and admissions, with an aggregate transaction price of $255.3 million. The revenue we expect to recognize on these remaining performance obligations is $70.8 million in 2026, $60.2 million in 2027, $35.6 million in 2028, and the remainder thereafter.

As of December 31, 2025, our remaining performance obligations on contracts with a duration greater than one year in segments other than Live and Historical Racing were not material.

Contract Assets and Contract Liabilities

Contract assets were not material as of December 31, 2025 and 2024.

Contract liabilities were $79.7 million as of December 31, 2025 and $81.5 million as of December 31, 2024. Contract liabilities are included in current deferred revenue, non-current deferred revenue, and accrued expense and other current liabilities in the accompanying Consolidated Balance Sheets. Contract liabilities primarily relate to our Live and Historical Racing segment. The decrease in contract liabilities from December 31, 2024 to December 31, 2025 was primarily due to the recognition of revenue for fulfilled performance obligations. We recognized $61.2 million of revenue during the year ended December 31, 2025 that was included in the contract liabilities balance on December 31, 2024. We recognized $76.1 million of revenue during the year ended December 31, 2024 that was included in the contract liabilities balance on December 31, 2023.

Disaggregation of Revenue

The Company has included its disaggregated revenue disclosures as follows:

- For the Live and Historical Racing segment, revenue is disaggregated between Churchill Downs Racetrack and historical racing properties given that our racing facilities revenues primarily revolve around live racing events while our historical racing properties revenues primarily revolve around historical racing. This segment is also disaggregated by location given the geographic economic factors that affect the revenue of service offerings. Within the Live and Historical racing segment, revenue is further disaggregated between live and simulcast racing, historical racing, racing event-related services, and other services.
- For the Wagering Services and Solutions segment, revenue is disaggregated between live and simulcast racing, gaming, and other services.
- For the Gaming segment, revenue is disaggregated by location given the geographic economic factors that affect the revenue of Gaming service offerings. Within the Gaming segment, revenue is further disaggregated between live and simulcast racing, racing event-related services, gaming, and other services.

We believe that these disclosures depict how the amount, nature, timing, and uncertainty of cash flows are affected by economic factors. The tables below present net revenue from external customers and intercompany revenue from each of our segments:

	Years Ended December 31,		
(in millions)	2025	2024	2023
Net revenue from external customers:			
Live and Historical Racing:			
Churchill Downs Racetrack	$ 262.4	$ 259.5	$ 205.8
Louisville	217.1	209.1	189.0
Northern Kentucky	113.2	98.9	85.8
Southwestern Kentucky	168.3	158.3	147.8
Western Kentucky	68.7	28.8	31.8
Virginia	546.1	458.2	375.4
New Hampshire	18.9	12.8	11.7
Total Live and Historical Racing	$ 1,394.7	$ 1,225.6	$ 1,047.3
Wagering Services and Solutions:	$ 488.2	$ 469.5	$ 444.9
Gaming:			
Florida	$ 97.9	$ 100.2	$ 100.7
Iowa	93.9	93.3	96.0
Indiana	129.9	96.6	—
Louisiana	131.4	150.2	145.6
Maine	106.5	106.0	114.1
Maryland	99.3	101.8	106.9
Mississippi	93.5	98.7	100.9
New York	184.5	183.0	180.5
Pennsylvania	106.0	109.3	123.9
Total Gaming	$ 1,042.9	$ 1,039.1	$ 968.6
All Other	0.1	0.1	0.9
Net revenue from external customers	$ 2,925.9	$ 2,734.3	$ 2,461.7
Intercompany net revenues:			
Live and Historical Racing	$ 47.7	$ 41.4	$ 37.3
Wagering Services and Solutions	38.1	31.2	13.5
Gaming	6.4	6.3	6.0
All Other	8.6	6.5	—
Eliminations	(100.8)	(85.4)	(56.8)
Intercompany net revenue	$ —	$ —	$ —

(in millions)	Year Ended December 31, 2025					
	Live and Historical Racing	Wagering Services and Solutions	Gaming	Total Segments	All Other	Total
Net revenue from external customers						
Pari-mutuel:						
Live and simulcast racing	$ 98.3	$ 367.2	$ 26.0	$ 491.5	$ —	$ 491.5
Historical racing[a]	1,003.4	—	13.7	1,017.1	—	1,017.1
Racing event-related services	183.6	—	1.4	185.0	—	185.0
Gaming[a]	14.1	19.7	883.9	917.7	—	917.7
Other[a]	95.3	101.3	117.9	314.5	0.1	314.6
Total	$ 1,394.7	$ 488.2	$ 1,042.9	$ 2,925.8	$ 0.1	$ 2,925.9

(in millions)	Year Ended December 31, 2024					
	Live and Historical Racing	Wagering Services and Solutions	Gaming	Total Segments	All Other	Total
Net revenue from external customers						
Pari-mutuel:						
Live and simulcast racing	$ 91.3	$ 352.2	$ 26.4	$ 469.9	$ —	$ 469.9
Historical racing[a]	854.9	—	37.0	891.9	—	891.9
Racing event-related services	188.0	—	6.6	194.6	—	194.6
Gaming[a]	12.6	17.3	856.0	885.9	—	885.9
Other[a]	78.8	100.0	113.1	291.9	0.1	292.0
Total	$ 1,225.6	$ 469.5	$ 1,039.1	$ 2,734.2	$ 0.1	$ 2,734.3

(in millions)	Year Ended December 31, 2023					
	Live and Historical Racing	Wagering Services and Solutions	Gaming	Total Segments	All Other	Total
Net revenue from external customers						
Pari-mutuel:						
Live and simulcast racing	$ 81.9	$ 359.7	$ 26.6	$ 468.2	$ —	$ 468.2
Historical racing[a]	739.1	—	28.6	767.7	—	767.7
Racing event-related services	145.9	—	6.4	152.3	—	152.3
Gaming[a]	11.4	17.3	803.5	832.2	—	832.2
Other[a]	69.0	67.9	103.5	240.4	0.9	241.3
Total	$ 1,047.3	$ 444.9	$ 968.6	$ 2,460.8	$ 0.9	$ 2,461.7

(a) Food and beverage, hotel, and other services furnished to customers for free as an inducement to wager or through the redemption of our customers' loyalty points are recorded at the estimated standalone selling prices in Other revenue with a corresponding offset recorded as a reduction in historical racing pari-mutuel revenue for HRMs or gaming revenue for our casino properties. These amounts were $60.8 million in 2025, $56.0 million in 2024, and $50.9 million in 2023.

Form 10-K

13. SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts receivable, net

Accounts receivable is comprised of the following:

	December 31,	
(in millions)	2025	2024
Trade receivables	$ 34.5	$ 37.3
Simulcast and online wagering receivables	34.5	40.2
Other receivables	29.7	26.1
	98.7	103.6
Allowance for credit losses	(5.2)	(4.9)
Total	$ 93.5	$ 98.7

We recognized credit loss expense of $2.5 million in 2025, $2.8 million in 2024 and $2.9 million in 2023.

Other current assets

	December 31,	
(in millions)	2025	2024
Inventory	$ 11.9	$ 11.6
Prepaid technology costs	7.4	6.4
Prepaid insurance and taxes	6.5	7.7
Other prepaid costs	14.1	16.0
Insurance deposits and other	4.3	4.7
Total	$ 44.2	$ 46.4

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,	
(in millions)	2025	2024
Account wagering deposits liability	$ 67.7	$ 63.1
Accrued salaries and related benefits	54.8	57.7
Purses payable	40.0	35.4
Accrued interest	47.8	48.2
Accrued fixed assets	27.0	42.7
Accrued gaming liabilities	34.9	35.3
Accrued insurance	14.8	13.1
Accrued property taxes	14.5	9.7
Current lease liabilities	8.4	8.7
Other	90.6	88.1
Total	$ 400.5	$ 402.0

14. REDEEMABLE NONCONTROLLING INTEREST

In April 2024, the Company closed on the sale of 49% of United Tote, a wholly owned subsidiary of CDI, to NYRA Content Management Solutions, LLC ("NYRA"), a subsidiary of the New York Racing Association, Inc. NYRA's interest includes certain embedded redemption features, such as a put right, that are not exclusively within the Company’s control. NYRA's interest is treated as redeemable noncontrolling interest and is presented outside of permanent equity on the Company’s Consolidated Balance Sheets.

In August 2025, the Company closed on the purchase of 90% of the outstanding equity interest of Casino Salem, a joint venture with SL Salem, LLC and JPF Casino Enterprises, LLC (collectively, the "Casino Salem Minority Interest Holders"). The Casino Salem Minority Interest Holders' interests include certain embedded redemption features, such as put rights, that are not exclusively within the Company's control. The Casino Salem Minority Interest Holders' interests are treated as redeemable noncontrolling interest and are not included in the permanent equity on the Company's Consolidated Balance Sheets.

The redeemable noncontrolling interest is initially accounted for at fair value and subsequently adjusted to the greater of the redemption value or the carrying value. Redeemable noncontrolling interest adjustments of carrying value to redemption value are reflected in retained earnings and are also included as an adjustment to income available to the Company's shareholders in the calculation of earnings per share (See Note 20, Net Income Per Common Share Computations). The table below depicts changes in the Company's redeemable noncontrolling interest balance.

(in millions)		
Balance, December 31, 2023	$	—
Redeemable noncontrolling interest initial measurement		14.4
Net income attributable to redeemable noncontrolling interest		2.3
Redemption value adjustment		3.0
Balance, December 31, 2024	$	19.7
Redeemable noncontrolling interest initial measurement		20.4
Net income attributable to redeemable noncontrolling interests		2.5
Redemption value adjustment		3.3
Minority holder contributions		0.2
Balance, December 31, 2025	$	46.1

15. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Investments in and advances to unconsolidated affiliates as of December 31, 2025 and 2024 primarily consisted of interests in Rivers Casino Des Plaines ("Rivers Des Plaines") and Miami Valley Gaming and Racing ("MVG").

Rivers Des Plaines

The ownership of Rivers Des Plaines is comprised of the following: (1) the Company owns 61.3% interest in Midwest Gaming Holdings, LLC ("Midwest Gaming"), the parent company of Rivers Des Plaines, (2) High Plaines Gaming, LLC ("High Plaines"), an affiliate of Rush Street Gaming, LLC owns 36.0% of Midwest Gaming, and (3) Casino Investors, LLC own 2.7% of Midwest Gaming. Both the Company and High Plaines have participating rights over Rivers Des Plaines, and both must consent to certain operating, investing, and financing decisions. As a result, we account for Rivers Des Plaines using the equity method.

The Company's investment in Midwest Gaming is presented at our initial cost of investment plus the Company's accumulated proportional share of income or loss, including depreciation/accretion of the difference in the historical basis of the Company's contribution, less any distributions it has received. Following the point at which the Company gained 61.3% interest in Midwest Gaming, the carrying value of the Company's investment was $835.0 million higher than the Company's underlying equity in the net assets of Midwest Gaming. This equity method basis difference was comprised of $853.7 million related to goodwill and indefinite-lived intangible assets, $(13.7) million related to non-depreciable land, $(9.5) million related to buildings that will be accreted into income over a weighted average useful life of 35.3 years, and $4.5 million related to personal property that will be depreciated over a weighted average useful life of 3.7 years. As of December 31, 2025, the net aggregate basis difference between the Company's investment in Midwest Gaming and the amounts of the underlying equity in net assets was $833.2 million.

We also recognized a $103.2 million deferred tax liability and a corresponding increase in our investment in unconsolidated affiliates related to an entity we acquired in conjunction with our acquisition of the Clairvest ownership stake in Midwest Gaming.

Our investment in Rivers Des Plaines was $572.4 million as of December 31, 2025 and $547.1 million as of December 31, 2024. The Company received distributions from Rivers Des Plaines of $68.5 million in 2025, $92.2 million in 2024 and $111.1 million in 2023.

Miami Valley Gaming

The Company owns 50% interest in MVG and Delaware North Companies Gaming & Entertainment Inc. ("DNC") owns the remaining 50% interest. Since both we and DNC have participating rights over MVG, and both must consent to certain operating, investing and financing decisions, we account for MVG using the equity method.

Our investment in MVG was $112.2 million as of December 31, 2025 and $114.1 million as of December 31, 2024. The Company received distributions from MVG of $47.5 million in 2025, $46.5 million in 2024 and $44.0 million in 2023.

Summarized Financial Results for our Unconsolidated Affiliates

The financial results for our unconsolidated affiliates are summarized below. The summarized income statement information for 2025 and 2024 and summarized balance sheet information as of December 31, 2025 and 2024 includes the following equity investments: MVG and Rivers Des Plaines.

	December 31,	
(in millions)	**2025**	**2024**
Assets		
Current assets	$ 108.8	$ 100.5
Property and equipment, net	314.5	325.6
Other assets, net	265.4	267.5
Total assets	$ 688.7	$ 693.6
Liabilities and Members' Deficit		
Current liabilities	$ 88.9	$ 89.9
Long-term debt	802.5	839.8
Other liabilities	0.4	1.7
Members' deficit	(203.1)	(237.8)
Total liabilities and members' deficit	$ 688.7	$ 693.6

	Years Ended December 31,		
(in millions)	**2025**	**2024**	**2023**
Net revenue	$ 843.0	$ 851.5	$ 864.8
Operating and SG&A expense	533.4	528.5	534.0
Depreciation and amortization	24.4	27.0	23.8
Operating income	285.2	296.0	307.0
Interest and other expense, net	(41.4)	(44.2)	(43.9)
Net income	$ 243.8	$ 251.8	$ 263.1

16. LEASES

Our operating leases with terms greater than one year are primarily related to buildings and land. Our operating leases with terms less than one year are primarily related to equipment. Most of our building and land leases have terms of 2 to 10 years and include one or more options to renew, with renewal terms that can extend the lease term from 1 to 5 years or more. Certain of our lease agreements include lease payments based on a percentage of net gaming revenue and others include rental payment adjustments periodically for inflation. The estimated discount rate for each of our leases is determined based on adjustments made to our secured debt borrowing rate.

The components of total lease cost were as follows:

	Years Ended December 31,	
(in millions)	**2025**	**2024**
Short-term lease cost [(a)] [(b)]	$ 23.6	$ 21.0
Operating lease cost [(b)]	7.9	9.5
Finance lease interest expense	1.8	2.3
Finance lease amortization expense [(b)]	3.7	4.2
Total lease cost	$ 37.0	$ 37.0

(a) Includes leases with terms of one year or less.

(b) Includes variable lease costs, which were not material.

Supplemental cash flow information related to leases are as follows:

	Years Ended December 31,	
(in millions)	**2025**	**2024**
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 6.8	$ 6.5
Operating cash flows from finance leases	1.8	2.1
Financing cash flows from finance leases	2.9	2.6
Right-of-use assets obtained in exchange for lease obligations		
Operating leases	$ 17.6	$ 6.0
Finance leases	—	3.6

Other information related to operating leases was as follows:

	December 31,	
Weighted Average Remaining Lease Term	**2025**	**2024**
Operating leases	11.2 years	5.7 years
Finance leases	8.6 years	10.4 years
Weighted Average Discount Rate		
Operating leases	5.1%	4.6%
Finance leases	4.8%	4.9%

Form 10-K

As of December 31, 2025, the future undiscounted cash flows associated with the Company's operating and financing lease liabilities were as follows:

(in millions)

Years Ended December 31,	**Operating Leases**	**Finance Leases**
2026	$ 6.9	$ 3.9
2027	6.3	4.0
2028	5.0	4.0
2029	4.1	4.1
2030	3.7	4.2
Thereafter	28.3	13.7
Total future minimum lease payments	54.3	33.9
Less: Imputed interest	15.3	6.1
Present value of lease liabilities	$ 39.0	$ 27.8
Reported lease liabilities as of December 31, 2025		
Accrued expense and other current liabilities (current maturities of leases)	$ 5.7	$ 2.7
Other liabilities (non-current maturities of leases)	33.3	25.1
Present value of lease liabilities	$ 39.0	$ 27.8

17. BOARD OF DIRECTOR AND EMPLOYEE BENEFIT PLANS

Board of Directors and Officers Retirement Plan

Under the 2005 Deferred Compensation Plan (the "Deferred Plan"), members of our Board of Directors may elect to invest the deferred director fee compensation into our common stock within the Deferred Plan. Investments in our common stock are credited as hypothetical shares of common stock based on the market price of the stock at the time the compensation was earned. Upon the end of the director's service, common stock shares or the cash value is issued to the director based upon their elections.

Prior to December 13, 2019, we provided eligible executives the opportunity to defer the receipt of base and bonus compensation to a future date and included a Company matching contribution on base compensation with certain limits through the Deferred Plan. On December 13, 2019, the Compensation Committee elected to freeze the Deferred Plan for eligible executives after the 2019 plan year.

On December 13, 2019, the Compensation Committee adopted the Churchill Downs Incorporated Restricted Stock Unit Deferral Plan, effective January 1, 2020 (the "RSU Deferral Plan"). The Compensation Committee adopted an Amended and Restated Churchill Downs Incorporated Equity Award Deferral Plan, effective December 31, 2024 (the "Equity Award Deferral Plan") to amend the RSU Deferral Plan. Under the Equity Award Deferral Plan, certain individual employees who are management or highly compensated employees of the Company may elect to defer settlement of RSUs, PSUs, and other share based awards granted pursuant to the 2016 Plan.

Other Retirement Plans

We have a profit-sharing plan for all employees with three months or more of service who are not otherwise participating in an associated profit-sharing plan. We match contributions made by employees up to 3% of the employee’s annual compensation and match at 50% any contributions made by the employee up to an additional 2% of compensation with certain limits. We may also contribute a discretionary amount determined annually by the Board of Directors as well as a year-end discretionary match not to exceed 4% of compensation. Our cash contribution to the plan was $7.3 million in 2025, $6.5 million in 2024, and $5.1 million in 2023.

18. FAIR VALUE OF ASSETS AND LIABILITIES

We endeavor to utilize the best available information in measuring fair value. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Restricted Cash

Our restricted cash accounts that are held in interest-bearing accounts qualify for Level 1 in the fair value hierarchy, which includes unadjusted quoted market prices in active markets for identical assets.

Debt

The fair value of the Company's 2031 Senior Notes, 2030 Senior Notes, 2028 Senior Notes, and 2027 Senior Notes are estimated based on unadjusted quoted prices for identical or similar liabilities in markets that are not active and as such are Level 2 measurements. The fair values of the Company's Term Loan B-1, Term Loan A, and Revolver under the Credit Agreement approximate the gross carrying value of the variable rate debt and as such are Level 2 measurements.

The carrying amounts and estimated fair values by input level of the Company's financial instruments are as follows:

	December 31, 2025				
(in millions)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Restricted cash	$ 87.9	$ 87.9	$ 87.9	$ —	$ —
Financial liabilities:					
Term Loan B-1	284.2	285.8	—	285.8	—
Term Loan A	1,107.9	1,112.3	—	1,112.3	—
Revolver	657.0	657.0	—	657.0	—
2027 Senior Notes	598.7	598.7	—	598.7	—
2028 Senior Notes	699.3	696.1	—	696.1	—
2030 Senior Notes	1,190.2	1,211.0	—	1,211.0	—
2031 Senior Notes	593.0	621.9	—	621.9	—

	December 31, 2024				
(in millions)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Restricted cash	$ 77.2	$ 77.2	$ 77.2	$ —	$ —
Financial liabilities:					
Term Loan B-1	286.8	288.8	—	288.8	—
Term Loan A	1,166.7	1,172.4	—	1,172.4	—
Revolver	377.5	377.5	—	377.5	—
2027 Senior Notes	597.6	593.2	—	593.2	—
2028 Senior Notes	699.0	675.2	—	675.2	—
2030 Senior Notes	1,187.9	1,172.6	—	1,172.6	—
2031 Senior Notes	591.7	605.2	—	605.2	—

19. CONTINGENCIES

We are involved in litigation arising in the ordinary course of conducting business. We carry insurance for workers' compensation claims from our employees and general liability for claims from independent contractors, customers, and guests. We are self-insured up to an aggregate stop loss for our general liability and workers' compensation coverages.

We review all litigation on an ongoing basis when making accrual and disclosure decisions. For certain legal proceedings, we cannot reasonably estimate losses or a range of loss, if any, particularly for proceedings that are in the early stages of development or where the plaintiffs seek indeterminate damages. Various factors, including but not limited to, the outcome of potentially lengthy discovery and the resolution of important factual questions, may need to be determined before probability can be established or before a loss or range of loss can be reasonably estimated. In accordance with current accounting standards for loss contingencies and based upon information currently known to us, we establish reserves for litigation when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss or range of loss can be reasonably estimated. When no amount within the range of loss is a better estimate than any other amount, we accrue the minimum amount of the estimable loss. To the extent that such litigation against us may have an exposure to a loss in excess of the amount we have accrued, we believe that such excess would not be material to our consolidated financial condition, results of operations, or cash flows. Legal fees are expensed as incurred.

If the loss contingency in question is not both probable and reasonably estimable, we do not establish an accrual and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. In the event that a legal proceeding results in a substantial judgment against, or settlement by us, there can be no assurance that any resulting liability or financial commitment would not have a material adverse impact on our business.

20. NET INCOME PER COMMON SHARE COMPUTATIONS

The following is a reconciliation of the numerator and denominator of the net income per common share computations:

	Years Ended December 31,		
(in millions, except per share data)	**2025**	**2024**	**2023**
Numerator for basic net income per common share:			
Net income attributable to Churchill Downs Incorporated	$ 383.0	$ 426.8	$ 417.3
Adjustments related to redeemable noncontrolling interests	3.3	3.0	—
Net income attributable to common shareholders	$ 379.7	$ 423.8	$ 417.3
Denominator for net income per common share:			
Basic	71.4	74.0	75.2
Plus dilutive effect of stock awards	0.4	0.6	0.9
Diluted	71.8	74.6	76.1
Net income attributable to Churchill Downs Incorporated per common share data:			
Basic net income	$ 5.32	$ 5.73	$ 5.55
Diluted net income	$ 5.29	$ 5.68	$ 5.49

21. SEGMENT INFORMATION

We manage our operations through three reportable segments: Live and Historical Racing, Wagering Services and Solutions, and Gaming. Our operating segments reflect the internal management reporting used by our chief operating decision maker, Chief Executive Officer, to evaluate results of operations and to assess performance and allocate resources.

- ***Live and Historical Racing***

  The Live and Historical Racing segment includes live and historical pari-mutuel racing related revenue and expenses at Churchill Downs Racetrack and our historical racing properties in Kentucky, Virginia, and New Hampshire.

  Our Live and Historical Racing properties earn commissions primarily from pari-mutuel wagering on live and historical races; simulcast fees earned from other wagering sites, fees from racing event-related services including admissions, personal seat licenses, sponsorships, television rights, and other miscellaneous services, and revenue from food and beverage services.

- ***Wagering Services and Solutions***

  The Wagering Services and Solutions segment includes the revenue and expenses for TwinSpires Horse Racing, our sports betting business, United Tote, and Exacta.

TwinSpires Horse Racing operates the online horse racing wagering business for TwinSpires.com, BetAmerica.com, and other white-label platforms; facilitates high dollar wagering by international customers; and provides the Bloodstock Research Information Services platform for horse racing statistical data.

Our sports betting business includes the results of our retail sportsbooks at our wholly owned gaming properties, our retail sportsbooks in Kentucky, and our monetized online sports wagering licenses in Pennsylvania and Kentucky. The retail and online sportsbooks, if applicable, related to Rivers Des Plaines and MVG are included in the Gaming segment.

United Tote manufactures and operates pari-mutuel wagering systems for racetracks, OTBs and other pari-mutuel wagering businesses. United Tote provides totalisator services which accumulate wagers, calculate payoffs and displays wagering data to patrons who wager on horse races. United Tote has contracts to provide totalisator services to third-party racetracks, OTBs and other pari-mutuel wagering businesses and also provides these services at our facilities.

Exacta is a leading provider of central determinant system technology in HRMs across the country. Exacta's system architecture supports multiple game vendors and virtually unlimited math modeling capabilities on a single system enabling Exacta to deliver a diverse gaming library to Company owned and third-party HRM entertainment venues in several states.

- ***Gaming***

  The Gaming segment includes revenue and expenses for the wholly owned casino properties and associated racetrack facilities. The Gaming segment also includes our share of our equity investments in Illinois and Ohio.

  The Gaming segment generates revenue and expenses from slot machines, table games, VLTs, video poker, HRMs, ancillary food and beverage services, hotel services, commission on pari-mutuel wagering, racing event-related services, and other miscellaneous operations.

  On June 26, 2023, the Company's management agreement for Lady Luck expired and was not renewed. The Company completed the sale of substantially all its assets at Lady Luck for an immaterial amount.

We have aggregated Arlington as well as certain corporate operations, and other immaterial joint ventures in All Other to reconcile to consolidated results.

Eliminations include the elimination of intersegment transactions. We utilize non-GAAP measures, including EBITDA (earnings before interest, taxes, depreciation and amortization) and Adjusted EBITDA. Our chief operating decision maker utilizes Adjusted EBITDA to evaluate segment performance, develop strategy and allocate resources. Adjusted EBITDA includes the following adjustments:

Adjusted EBITDA includes our portion of EBITDA from our equity investments and the portion of EBITDA attributable to noncontrolling interests.

Adjusted EBITDA excludes:

- Transaction expense, net which includes:
  - Acquisition, disposition, and property sale related charges; and
  - Other transaction expense, including legal, accounting, and other deal-related expense;
- Stock-based compensation expense;
- Rivers Des Plaines' impact on our investments in unconsolidated affiliates from legal reserves and transaction costs;
- Asset impairments, net;
- Gain on property sales;
- Legal reserves;
- Pre-opening expense; and
- Other charges, recoveries, and expenses

The property associated with Arlington International Racecourse ("Arlington") was sold on February 15, 2023 to the Chicago Bears. Arlington's results and exit costs in 2023 are treated as an adjustment.

The tables below present net revenue from external customers, intercompany revenue from each of our segments, Adjusted EBITDA by segment, and reconciliation of net income to Adjusted EBITDA. Refer to Note 12, Revenue from Contracts with Customers to see intercompany revenues by segment.

Net revenue from external customers by segment is comprised of the following:

	Years Ended December 31,		
(in millions)	2025	2024	2023
Live and Historical Racing	$ 1,394.7	$ 1,225.6	$ 1,047.3
Wagering Services and Solutions	488.2	469.5	444.9
Gaming	1,042.9	1,039.1	968.6
All Other	0.1	0.1	0.9
Net Revenue	$ 2,925.9	$ 2,734.3	$ 2,461.7

Adjusted EBITDA by segment is comprised of the following:

	Year Ended December 31, 2025		
(in millions)	Live and Historical Racing	Wagering Services and Solutions	Gaming
Revenue	$ 1,442.4	$ 526.3	$ 1,049.3
Pari-mutuel taxes and purses	(349.4)	(22.0)	(36.2)
Gaming taxes	(7.5)	(2.3)	(308.7)
Marketing and advertising	(56.8)	(9.6)	(35.0)
Salaries and benefits	(142.9)	(34.9)	(170.4)
Content expense	(6.3)	(210.2)	(8.6)
Selling, general and administrative expense	(43.2)	(18.1)	(44.4)
Maintenance, insurance and utilities	(44.4)	(4.1)	(39.6)
Gaming equipment rental and technology costs	(51.6)	(3.1)	(17.4)
Food and beverage costs	(15.0)	—	(16.4)
Other operating expense[1]	(92.3)	(45.3)	(68.3)
Equity in income of unconsolidated affiliates	—	—	178.1
Other income	4.0	0.6	0.6
Adjusted EBITDA	$ 637.0	$ 177.3	$ 483.0

	Year Ended December 31, 2024		
(in millions)	Live and Historical Racing	Wagering Services and Solutions	Gaming
Revenue	$ 1,267.0	$ 500.7	$ 1,045.4
Pari-mutuel taxes and purses	(300.0)	(19.7)	(43.5)
Gaming taxes	(5.7)	(2.4)	(291.6)
Marketing and advertising	(42.1)	(8.9)	(35.4)
Salaries and benefits	(127.0)	(32.8)	(164.6)
Content expense	(6.4)	(205.8)	(8.5)
Selling, general and administrative expense	(40.1)	(15.5)	(46.1)
Maintenance, insurance and utilities	(46.5)	(4.2)	(42.1)
Gaming equipment rental and technology costs	(41.6)	(3.5)	(15.4)
Food and beverage costs	(12.9)	—	(16.7)
Other operating expense[1]	(70.6)	(42.6)	(62.9)
Equity in income of unconsolidated affiliates	—	—	186.4
Other income	0.5	0.3	1.9
Adjusted EBITDA	$ 574.6	$ 165.6	$ 506.9

(in millions)	Year Ended December 31, 2023 Live and Historical Racing	Wagering Services and Solutions	Gaming
Revenue	$ 1,084.6	$ 458.4	$ 974.6
Pari-mutuel taxes and purses	(262.5)	(19.9)	(39.2)
Gaming taxes	(5.2)	(2.7)	(283.6)
Marketing and advertising	(37.6)	(9.8)	(35.4)
Salaries and benefits	(107.0)	(29.3)	(146.0)
Content expense	(6.5)	(205.1)	(8.8)
Selling, general and administrative expense	(31.9)	(12.4)	(42.7)
Maintenance, insurance and utilities	(43.2)	(3.8)	(40.0)
Gaming equipment rental and technology costs	(48.7)	(3.7)	(15.6)
Food and beverage costs	(11.3)	—	(14.9)
Other operating expense[1]	(56.6)	(40.6)	(53.2)
Equity in income of unconsolidated affiliates	—	—	191.6
Other income	1.3	1.0	1.8
Adjusted EBITDA	$ 475.4	$ 132.1	$ 488.6

[1] Other operating expense primarily includes supplies, regulatory licenses and fees, property taxes, and third-party service fees and costs.

(in millions)	Years Ended December 31, 2025	2024	2023
Reconciliation of Net Income to Adjusted EBITDA:			
Net income attributable to Churchill Downs Incorporated	$ 383.0	$ 426.8	$ 417.3
Net income attributable to noncontrolling interests	2.5	2.3	—
Net income	385.5	429.1	417.3
Adjustments:			
Depreciation and amortization	233.1	199.1	169.0
Interest expense	297.7	289.8	268.4
Income tax provision	146.9	144.1	144.5
Stock-based compensation expense	30.2	36.1	32.9
Legal reserves	—	—	(1.2)
Pre-opening expenses	11.7	29.6	18.6
Arlington exit costs	—	—	9.4
Other expense, net	10.1	4.2	7.0
Transaction expense (benefit), net	5.1	(12.1)	4.8
Asset impairments, net	47.5	3.9	24.6
Other income, expense:			
Interest, depreciation and amortization expense related to equity investments	38.6	42.0	40.2
Rivers Des Plaines' legal reserves and transactions costs	—	0.3	—
Other charges and recoveries, net	(1.1)	(6.9)	2.4
Gain on sale of assets	—	—	(114.0)
Total adjustments	819.8	730.1	606.6
Adjusted EBITDA	$ 1,205.3	$ 1,159.2	$ 1,023.9
Adjusted EBITDA by segment:			
Live and Historical Racing	$ 637.0	$ 574.6	$ 475.4
Wagering Services and Solutions	177.3	165.6	132.1
Gaming	483.0	506.9	488.6
Total segment Adjusted EBITDA	1,297.3	1,247.1	1,096.1
All Other	(92.0)	(87.9)	(72.2)
Total Adjusted EBITDA	$ 1,205.3	$ 1,159.2	$ 1,023.9

The table below presents total capital expenditures for each of our segments:

	Years Ended December 31,		
(in millions)	**2025**	**2024**	**2023**
Capital expenditures:			
Live and Historical Racing	$ 216.9	$ 385.4	$ 461.1
Wagering Services and Solutions	22.7	19.0	14.6
Gaming	29.9	130.0	188.1
Total segment capital expenditures	269.5	534.4	663.8
All Other	5.4	12.6	12.7
Total capital expenditures	$ 274.9	$ 547.0	$ 676.5

Our chief operating decision maker does not review disaggregated assets by segment. The measure of segment assets is reported on the balance sheet as total consolidated assets.

22. RELATED PARTY TRANSACTIONS

Directors and employees may from time to time own or have interests in horses racing at our racetracks. All such races are conducted under the regulations of each state's respective regulatory agency, as applicable, and no director or employee receives any extra or special benefit with regard to having his or her horses selected to run in races or in connection with the actual running of races. There is no material financial statement impact attributable to directors or employees who may have interests in horses racing at our racetracks.

In the ordinary course of business, we may enter into transactions with certain of our officers and directors for the sale of personal seat licenses, suite accommodations, and tickets for our live racing events. We believe that each such transaction has been on terms no less favorable for us than could have been obtained in a transaction with a third-party, and no officer or director received any extra or special benefit in connection with such transactions.

Stock Repurchase Agreement

On December 18, 2023, the Company entered into the 2023 Stock Repurchase Agreement with an affiliate of TDG to repurchase 1,000,000 shares of the Company's common stock, for $123.75 per share representing a discount of 4.03% to the closing price on December 15, 2023 of $128.95 for an aggregate purchase price of $123.8 million. The repurchase of the shares of Company's common stock pursuant to the 2023 Stock Repurchase Agreement closed on January 2, 2024, and contains customary representations, warranties, and covenants of the parties. The repurchase of shares of common stock from TDG pursuant to the 2023 Stock Repurchase Agreement was approved by the Company's Board of Directors separately from, and did not reduce the authorized amount remaining under, the existing common stock repurchase program. The repurchase of the shares was funded using available cash and borrowings under the Company's senior secured credit facility.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Churchill Downs Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Churchill Downs Incorporated and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2025 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the Acquired Casino Salem Gaming Rights Intangible Asset

As described in Note 3 to the consolidated financial statements, on August 27, 2025, the Company completed its acquisition of 90% of Casino Salem for a base purchase price of $180.0 million. Management recorded a $196.6 million indefinite-lived gaming rights intangible asset, which represented the fair value of the gaming rights at the date of acquisition. The fair value of the gaming rights acquired was determined using the Greenfield Method, which is an income approach methodology. The estimated future revenue, future operating expenses, start-up costs, and discount rate were the primary inputs in the valuation.

The principal considerations for our determination that performing procedures relating to the valuation of the acquired Casino Salem gaming rights intangible asset is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Casino Salem gaming rights intangible asset acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to estimated future revenue, future operating expenses, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to accounting for an asset acquisition, including controls over management's valuation of the Casino Salem gaming rights intangible asset acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the Casino Salem gaming rights intangible asset acquired; (iii) evaluating the appropriateness of the Greenfield Method used by management; (iv) testing the completeness and accuracy of the underlying data used in the Greenfield Method; and (v) evaluating the reasonableness of the significant assumptions used by management related to estimated future revenue, future operating expenses, and discount rate. Evaluating management's assumptions related to estimated future revenue and future operating expenses involved considering (i) the current and past performance of similar casino properties; (ii) the consistency with economic and industry forecasts; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Greenfield Method and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
February 25, 2026

We have served as the Company's auditor since 1990.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports that we filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

As required by the Securities and Exchange Commission Rule 13a-15(e), we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Our process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of Churchill Downs Incorporated, as defined in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of Churchill Downs Incorporated's internal control over financial reporting based upon the framework in the *Integrated Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based upon our evaluation under the framework in the *Internal Control-Integrated Framework (2013)* management has concluded that Churchill Downs Incorporated's internal control over financial reporting was effective as of December 31, 2025.

/s/ William C. Carstanjen	/s/ Marcia A. Dall	/s/ Jon E. Rauch
William C. Carstanjen	Marcia A. Dall	Jon E. Rauch
Chief Executive Officer	Executive Vice President and	Vice President and
February 25, 2026	Chief Financial Officer	Chief Accounting Officer
	February 25, 2026	February 25, 2026

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

ITEM 9B. OTHER INFORMATION

During the fiscal quarter ended December 31, 2025, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1 or any non-Rule 10b5-1 trading arrangement.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information with respect to our directors and audit committee is incorporated by reference to the definitive proxy statement on Schedule 14A to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2025.

We have adopted a Code of Conduct that applies to all directors, employees, and officers, including our Chief Executive Officer, Chief Financial Officer and principal financial officers. This Code of Conduct is available on our corporate website, www.churchilldownsincorporated.com, under the "Governance" subheading of the "Investors" heading and is also available to shareholders upon request.

The Company has adopted an insider trading policy governing the purchase and sale and other disposition of Company securities by our directors, officers and employees. The Company believes this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards. It is also our policy that the Company will not trade in company securities in violation of applicable securities laws or stock exchange listing standards.

Information about our Executive Officers

Name	Age as of 2/25/2026	Principal Occupation for the Past Five Years and Position with Churchill Downs Incorporated
William C. Carstanjen	58	Chief Executive Officer since August 2014; President and Chief Operating Officer from March 2011 to August 2014.
William E. Mudd	54	President and Chief Operating Officer since October 2015; President and Chief Financial Officer from August 2014 to October 2015; Executive Vice President and Chief Financial Officer from October 2007 to August 2014.
Marcia A. Dall	62	Executive Vice President and Chief Financial Officer since October 2015; Executive Vice President and Chief Financial Officer of Erie Insurance Group and Erie Indemnity Company, a public corporation (Nasdaq: ERIE), from March 2009 through October 2015.
Bradley K. Blackwell	54	Executive Vice President, General Counsel and Secretary since March 2017; Vice President, Operations from February 2015 to March 2017; Vice President, Legal from April 2011 to February 2015; Vice President, Legal and Regulatory Affairs for TwinSpires from January 2007 to May 2011; Corporate Counsel from April 2005 to December 2007.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item with respect to executive compensation is incorporated by reference to the definitive proxy statement on Schedule 14A to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2025; provided, that the Compensation Committee Report will not be deemed to be "filed" with this Report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item with respect to security ownership of certain beneficial owners and management and related shareholder matters is with respect to securities authorized for issuance under equity compensation plans incorporated by reference to the definitive proxy statement on Schedule 14A to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item with respect to transactions with related persons and director independence matters is incorporated by reference to the definitive proxy statement on Schedule 14A to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2025.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item with respect to principal accounting fees and services is incorporated by reference to the definitive proxy statement on Schedule 14A to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2025.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

EXHIBIT INDEX

Numbers	Description	By Reference To
2.1	Purchase Agreement, dated as of February 18, 2022, by and between Peninsula Pacific Entertainment Intermediate Holdings LLC and Churchill Downs Incorporated	Exhibit 2.1 to Current Report on Form 8-K filed February 22, 2022
2.2	Amendment No. 1 to Purchase Agreement, dated as of September 2, 2022, by and between Peninsula Pacific Entertainment Intermediate Holdings LLC and Churchill Downs Incorporation	Exhibit 2.1 to Current Report on Form 8-K filed September 6, 2022
3.1	Articles of Amendment to the Amended and Restated Articles of Incorporation of Churchill Downs Incorporated effective as of the close of business on May 19, 2023	Exhibit 3.1 to Current Report on Form 8-K filed on April 25, 2023
3.2	Amended and Restated Articles of Incorporation of Churchill Downs Incorporated, as amended and restated on January 25, 2019	Exhibit 3.2 to Current Report on Form 8-K filed January 17, 2019
3.3	Amended and Restated Bylaws of Churchill Downs Incorporated, as amended October 25, 2022	Exhibit 3.1 to Current Report on Form 8-K filed October 25, 2022
4.1	Rights Agreement, dated as of March 19, 2008 by and between Churchill Downs Incorporated and National City Bank	Exhibit 4.1 to Current Report on Form 8-K filed March 17, 2008
4.2	Indenture, dated as of December 27, 2017, by and among Churchill Downs Incorporated, the guarantors party thereto and U.S. Bank National Association	Exhibit 4.1 to Current Report on Form 8-K filed December 27, 2017
4.3	Indenture, dated as of March 25, 2019, by and among Churchill Downs Incorporated, the guarantors party thereto and U.S. Bank National Association	Exhibit 4.1 to Current Report on Form 8-K filed March 26, 2019
4.4	Second Supplemental Indenture, dated as of March 17, 2021, by and among Churchill Downs Incorporated, the guarantors party thereto and U.S. Bank National Association	Exhibit 4.1 to Current Report on Form 8-K filed March 18, 2021
4.5	Indenture, dated April 13, 2022, by and between CDI Escrow Issuer, Inc. and U.S. Bank National Association as trustee	Exhibit 4.1 to Current Report on Form 8-K filed April 14, 2022
4.6	Registration Rights Agreement, dated as of December 27, 2017, by and among Churchill Downs Incorporated, the guarantors party thereto and J.P. Morgan Securities LLC	Exhibit 4.2 to Current Report on Form 8-K filed December 27, 2017
4.7	Registration Rights Agreement, dated as of March 25, 2019, by and among Churchill Downs Incorporated, the guarantors party thereto and J.P. Morgan Securities, LLC	Exhibit 4.2 to Current Report on Form 8-K filed March 26, 2019
4.8	Registration Rights Agreement, dated as of March 17, 2021, by and among Churchill Downs Incorporated, the guarantors party thereto and J.P. Morgan Securities LLC	Exhibit 4.2 to Current Report on Form 8-K filed March 18, 2021
4.9	Registration Rights Agreement, dated April 13, 2022, by and between CDI Escrow Issuer, Inc. and J.P. Morgan Securities LLC, as representative of the initial purchasers	Exhibit 4.2 to Current Report on Form 8-K filed April 14, 2022
4.10	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Exhibit 4.10 to Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed February 21, 2024
4.11	Indenture dated as of April 25, 2023 among, CDI, the Guarantors and U.S. Bank Trust Company, National Association, as trustee	Exhibit 4.1 to Current Report on Form 8-K filed on April 25, 2023
4.12	Registration Rights Agreement dated April 25, 2023 by and among CDI, the Guarantors (stated therein) and J.P. Morgan Securities, LLC, as representative of the initial purchasers	Exhibit 4.2 to Current Report on Form 8-K filed on April 25, 2023

Numbers	Description	By Reference To
4.13	First Supplemental Indenture relating to Churchill Downs Incorporated's 5.50% Senior Unsecured Notes due 2027, dated as of March 19, 2021, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.3 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.14	Second Supplemental Indenture relating to Churchill Downs Incorporated's 5.50% Senior Unsecured Notes due 2027, dated as of October 5, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.4 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.15	Third Supplemental Indenture relating to Churchill Downs Incorporated's 5.50% Senior Unsecured Notes due 2027, dated as of October 26, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.5 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.16	Fourth Supplemental Indenture relating to Churchill Downs Incorporated's 5.50% Senior Unsecured Notes due 2027, dated as of November 1, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.6 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.17	Fifth Supplemental Indenture relating to Churchill Downs Incorporated's 5.50% Senior Unsecured Notes due 2027, dated as of May 1, 2023, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.7 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.18	First Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of December 12, 2018, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.8 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.19	Second Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of March 17, 2021, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.9 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.20	Third Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated May 19, 2021, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.10 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.21	Fourth Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of October 5, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.11 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.22	Fifth Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of October 26, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.12 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.23	Sixth Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of November 1, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.13 to Quarterly Report on Form 10-Q filed on July 26, 2023

Numbers	Description	By Reference To
4.24	Seventh Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of May 1, 2023, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.14 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.25	First Supplemental Indenture relating to Churchill Downs Incorporated's 5.750% Senior Unsecured Notes due 2030, dated as of November 1, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.15 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.26	Second Supplemental Indenture relating to Churchill Downs Incorporated's 5.750% Senior Unsecured Notes due 2030, dated as of November 1, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.16 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.27	Third Supplemental Indenture relating to Churchill Downs Incorporated's 5.750% Senior Unsecured Notes due 2030, dated as of May 1, 2023, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.17 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.28	First Supplemental Indenture relating to Churchill Downs Incorporated's 6.750% Senior Unsecured Notes due 2031, dated as of May 1, 2023, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.18 to Quarterly Report on Form 10-Q filed on July 26, 2023
10.1	Churchill Downs Incorporated Amended and Restated Supplemental Benefit Plan effective December 1, 1998†	Exhibit 10(a) to Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed March 31, 1999
10.2	Churchill Downs Incorporated Amended and Restated Deferred Compensation Plan for Employees and Directors†	Exhibit 10(a) to Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 filed May 15, 2001
10.3	2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.1 to Current Report on Form 8-K filed June 21, 2005
10.4	2006 Amendment to 2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.1 to Current Report on Form 8-K filed June 8, 2006
10.5	Amendment to Churchill Downs Incorporated 2005 Deferred Compensation Plan Adopted June 28, 2007†	Exhibit 10(b) to Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 filed August 7, 2007
10.6	2005 Churchill Downs Incorporated Deferred Compensation Plan (As Amended as of December 1, 2008)†	Exhibit 10 (ww) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed March 4, 2009
10.7	Third Amendment to the 2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.2 to Current Report on Form 8-K filed December 19, 2019
10.8	Fourth Amendment to the 2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.8 to Annual Report on Form 10-K filed February 22, 2023
10.9	Fifth Amendment to the 2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.9 to Annual Report on Form 10-K filed February 22, 2023
10.10	Sixth Amendment to the 2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.10 to Annual Report on Form 10-K filed February 22, 2023
10.11	Churchill Downs Incorporated Restricted Stock Unit Deferred Compensation Plan†	Exhibit 10.1 to Current Report on Form 8-K filed December 19, 2019
10.12	Churchill Downs Incorporated 2016 Omnibus Stock Incentive Plan†	Exhibit 10.1 to Current Report on Form 8-K filed April 29, 2016

Numbers	Description	By Reference To
10.13	Form of Performance Share Unit Agreement pursuant to the 2016 Omnibus Stock Incentive Plan by and between Churchill Downs Incorporated and each of William C. Carstanjen and William E. Mudd†	Exhibit 10.1 to Current Report on Form 8-K filed November 5, 2018
10.14	Form of Restricted Stock Unit Agreement pursuant to the 2016 Omnibus Stock Incentive Plan by and between Churchill Downs Incorporated and each of William C. Carstanjen and William E. Mudd†	Exhibit 10.2 to Current Report on Form 8-K filed November 5, 2018
10.15	First Amendment to the Churchill Downs Incorporated Amended and Restated Incentive Compensation Plan (1997), effective November 14, 2008†	Exhibit 10 (vv) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed March 4, 2009
10.16	Churchill Downs Incorporated Executive Annual Incentive Plan, effective January 1, 2013†	Exhibit A to Schedule 14A filed May 3, 2012
10.17	Churchill Downs Incorporated 2022 Executive Annual Incentive Plan, effective as of January 1, 2022†	Exhibit 10.1 to Current Report on Form 8-K filed August 4, 2022
10.18	Form of Churchill Downs Incorporated Non-Employee Director Restricted Share Units Agreement†	Exhibit 10(a) to Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 filed August 3, 2016
10.19	First Amended and Restated Churchill Downs Incorporated 2000 Employee Stock Purchase Plan†	Exhibit B to Schedule 14A filed March 29, 2016
10.20	Churchill Downs Incorporated Senior Vice President, Vice President & Other Key Employee Severance Policy (Amended Effective as of December 1, 2015)†	Exhibit 10.26 to Annual Report on Form 10-K filed February 22, 2023
10.21	Executive Change in Control, Severance and Indemnity Agreement, dated as of October 30, 2018, by and between Churchill Downs Incorporated and William C. Carstanjen†	Exhibit 10.3 to Current Report on Form 8-K filed November 5, 2018
10.22	Executive Change in Control, Severance and Indemnity Agreement, dated as of October 30, 2018, by and between Churchill Downs Incorporated and William E. Mudd†	Exhibit 10.4 to Current Report on Form 8-K filed November 5, 2018
10.23	Executive Change in Control, Severance and Indemnity Agreement, dated as of July 26, 2022, by and between Churchill Downs Incorporated and Brad Blackwell†	Exhibit 10.32 to Annual Report on Form 10-K filed February 22, 2023
10.24	Lease Agreement, dated as of January 1, 2002, by and between the City of Louisville, Kentucky and Churchill Downs Incorporated	Exhibit 2.1 to Current Report on Form 8-K filed January 6, 2003
10.25	Class Action Settlement Agreement, dated as of July 24, 2020, by and between Kater et al. and Churchill Downs Incorporated et al.	Exhibit 10(k) to Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed February 24, 2021
10.26	Credit Agreement, dated as of December 27, 2017, by and among Churchill Downs Incorporated, the subsidiary guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A. and PNC Bank, National Association	Exhibit 4.3 to Current Report on Form 8-K filed December 27, 2017
10.27	First Amendment to Credit Agreement, dated March 16, 2020, among Churchill Downs Incorporated, the subsidiary guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., and PNC Bank, National Association	Exhibit 10.1 to Current Report on Form 8-K filed March 16, 2020
10.28	Second Amendment to Credit Agreement, dated April 28, 2020, among Churchill Downs Incorporated, the subsidiary guarantors and the lenders party thereto, and JPMorgan Chase Bank, N.A., and PNC Bank, National Association	Exhibit 10.1 to Current Report on Form 8-K filed April 29, 2020

Numbers		Description	By Reference To
	10.29	Third Amendment to Credit Agreement, dated February 1, 2021, among Churchill Downs Incorporated, the subsidiary guarantors and the lenders parties thereto, and JPMorgan Chase Bank, N.A.	Exhibit 10.2 to Current Report on Form 8-K filed February 2, 2021
	10.30	Incremental Joinder Agreement No. 1, dated March 17, 2021, among Churchill Downs Incorporated, the credit parties thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A	Exhibit 10.1 to Current Report on Form 8-K filed March 18, 2021
	10.31	Fourth Amendment to Credit Agreement, dated April 13, 2022, by and among Churchill Downs Incorporated, the credit parties party thereto, the Lenders party thereto and JP Morgan Chase Bank N.A., as agent	Exhibit 10.01 to Current Report on Form 8-K filed April 14, 2022
	10.32	Fifth Amendment to Credit Agreement, Dated March 20, 2023, by and among Churchill Downs Incorporated, the credit parties party thereto, the Lenders party thereto and JP Morgan Chase Bank N.A., as agent	Exhibit 10.02 to Quarterly Report on Form 10-Q filed April 26, 2023
	10.33	Sixth Amendment to Credit Agreement, dated July 3, 2024, by and among Churchill Downs Incorporated, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent	Exhibit 10.01 to Current Report on Form 8-K filed July 3, 2024
	10.34	Seventh Amendment to Credit Agreement, dated February 14, 2025, by and among Churchill Downs Incorporated, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and fronting lender	Exhibit 10.01 to Current Report on Form 8-K filed February 14, 2025
	10.35	Form of Churchill Downs Incorporated Non-Employee Director Restricted Stock Agreement†	Exhibit 10.01 to Quarterly Report on Form 10-Q filed on July 24, 2024
	10.36	Second Amended and Restated Churchill Downs Incorporated 2000 Employee Stock Purchase Plan (Effective, as Amended and Restated, August 1, 2024)	Exhibit 10.01 to the Quarterly Report on Form 10-Q filed on October 23, 2024
	10.37	Amended and Restated Churchill Downs Incorporated Equity Award Deferral Plan (Effective December 31, 2024)†	Exhibit 10.38 to Annual Report on Form 10-K filed February 20, 2024
	10.38	Churchill Downs Incorporated 2025 Omnibus Stock and Incentive Plan†	Exhibit 10.1 to the Current Report on Form 8-K filed April 22, 2025
	19	Churchill Downs Incorporated Insider Trading Policy	Exhibit 19 to Annual Report on Form 10-K filed February 20, 2024
	21	Subsidiaries of the Registrant**	
	23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm**	
	31(a)	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**	
	31(b)	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**	
	32	Certification of Chief Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished pursuant to Rule 13a-14(b))***	
	97	Churchill Downs Incorporated Policy on Recoupment of Incentive Compensation	Exhibit 97 to Annual Report on Form 10-K filed February 21, 2024
101	INS	Inline XBRL Instance Document**	
101	SCH	Inline XBRL Taxonomy Extension Schema Document**	

Numbers		Description	By Reference To
101	CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**	
101	DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**	
101	LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**	
101	PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**	
104		Cover Page Interactive Data File (formatted in inline XBRL and contained in Exhibit 101)	

† Management contract or compensatory plan or arrangement.

** Filed herewith.

*** Furnished herewith.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on the Company's behalf by the undersigned, thereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

/s/ William C. Carstanjen

William C. Carstanjen
Chief Executive Officer
(Principal Executive Officer)
February 25, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ William C. Carstanjen	/s/ William E. Mudd	/s/ Marcia A. Dall
William C. Carstanjen Chief Executive Officer February 25, 2026 (Director and Principal Executive Officer)	William E. Mudd President and Chief Operating Officer February 25, 2026	Marcia A. Dall Executive Vice President and Chief Financial Officer February 25, 2026 (Principal Financial and Accounting Officer)
/s/ R. Alex Rankin	/s/ Karole F. Lloyd	/s/ Andréa Carter
R. Alex Rankin February 25, 2026 (Chairman of the Board)	Karole F. Lloyd February 25, 2026 (Director)	Andréa Carter February 25, 2026 (Director)
/s/ Paul C. Varga	/s/ Douglas C. Grissom	/s/ Daniel P. Harrington
Paul C. Varga February 25, 2026 (Director)	Douglas C. Grissom February 25, 2026 (Director)	Daniel P. Harrington February 25, 2026 (Director)

CHURCHILL DOWNS INCORPORATED
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance Beginning of Year	Charged to Expense	Deductions	Balance End of Year
Allowance for credit losses:				
December 31, 2025	$ 4.9	$ 2.5	$ (2.2)	$ 5.2
December 31, 2024	5.0	3.5	(3.6)	4.9
December 31, 2023	5.7	3.7	(4.4)	5.0

(in millions)	Balance Beginning of Year	Additions	Deductions	Balance End of Year
Deferred income tax asset valuation allowance:				
December 31, 2025	$ 4.6	$ 14.0	$ (0.4)	$ 18.2
December 31, 2024	4.6	—	—	4.6
December 31, 2023	5.7	0.8	(1.9)	4.6



ANNUAL MEETING

Shareholders will attend the Annual Meeting by visiting www.proxydocs.com/CHDN at
9:00 a.m. Eastern Time
Tues., 4/21/2026.

STOCK INFORMATION

Churchill Downs Incorporated is traded on the NASDAQ Global Market under the ticker symbol “CHDN.”

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC
28 Liberty Street, Floor 53
New York, NY 10005
Tel: (800) 937-5449

OTHER INFORMATION

Copies of our 2025 Annual Report on Form 10-K and other filings with the Securities and Exchange Commission may be obtained without charge by contacting our corporate office or through our website:
www.churchilldownsincorporated.com

CORPORATE OFFICES

CHURCHILL DOWNS INCORPORATED
600 N. Hurstbourne Parkway, Suite 400
Louisville, KY 40222
Telephone: 502.636.4400



BOARD OF DIRECTORS

WILLIAM C. CARSTANJEN
CHIEF EXECUTIVE OFFICER
CHURCHILL DOWNS INCORPORATED

ANDRÉA CARTER
EXECUTIVE VICE PRESIDENT AND CHIEF HUMAN RESOURCES OFFICER
ALLSTATE CORPORATION

DOUGLAS C. GRISSOM
SENIOR ADVISOR
MADISON DEARBORN PARTNERS

DANIEL P. HARRINGTON
PRESIDENT & CEO
HTV INDUSTRIES, INC.

KAROLE F. LLOYD
FORMER VICE CHAIR AND SOUTHEAST REGIONAL MANAGING PARTNER,
ERNST & YOUNG LLP

R. ALEX RANKIN
CHAIRMAN OF THE BOARD, CHURCHILL DOWNS INCORPORATED
CHAIRMAN, STERLING G. THOMPSON COMPANY, LLC; PRESIDENT, UPSON DOWNS FARM, INC.

PAUL C. VARGA
FORMER CHAIRMAN AND CEO
BROWN-FORMAN CORPORATION

EXECUTIVE OFFICERS

WILLIAM C. CARSTANJEN
CHIEF EXECUTIVE OFFICER

WILLIAM E. MUDD
PRESIDENT & CHIEF OPERATING OFFICER

MARCIA A. DALL
EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER

BRADLEY K. BLACKWELL
EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL


152
KENTUCKY DERBY

CHURCHILL DOWNS INCORPORATED
600 N. HURSTBOURNE PARKWAY, STE. 400
LOUISVILLE, KENTUCKY 40222
TELEPHONE: 502.636.4400
WWW.CHURCHILLDOWNSINCORPORATED.COM